FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
For the month of October 2009
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .......).
This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2009 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054 and 333-158065.

HSBC HOLDINGS PLC
Interim Report 2009
Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises some 8,500 offices in 86 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific; the Middle East, including Africa; North America and Latin America.
     With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 220,000 shareholders in 119 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.
     HSBC provides a comprehensive range of financial services to more than 100 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Global Banking and Markets; and Private Banking.
Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity.
HSBC’s Interim Financial Statements and Notes thereon, as set out on pages 199 to 231, have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’).
     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.
     When reference is made to ‘underlying’ or ‘underlying basis’ in tables or commentaries, comparative information has been expressed at constant currency (see page 12) and adjusted for the effects of acquisitions and disposals.

HSBC HOLDINGS PLC

Operating and Financial Review
Principal activities	11
Strategic direction	11
Risks and uncertainties	11
Reconciliation of reported and underlying profit	12
Financial summary	14

Income statement	14
Group performance by income and expense item	15
Balance sheet	26
Other information	29
Customer groups and global businesses	30
Geographical regions	46

Impact of Market Turmoil
Background and disclosure policy	96
Overview of exposure	96
Business model	101
Risk management	101
Accounting policies	102

Nature and extent of HSBC’s exposures	102
Fair values of financial instruments	114
Special purpose entities	124
Other off-balance sheet arrangements and commitments	137

Risk
Risk management	138
Credit risk	138
Liquidity and funding	169
Market risk	173

Operational risk	181
Reputational risk	182
Risk management of insurance operations.	182
Capital management and allocation	187

Board of Directors and Senior Management	193

Financial Statements	199

Notes on the Financial Statements[1]	207

Additional Information	234

Directors’ interests	234
Employee share option plans	237
Notifiable interests in share capital	242
Dealings in HSBC Holdings shares	243
Fourth interim dividend for 2008	243
First interim dividend for 2009	243
Second interim dividend for 2009	243

Proposed interim dividends for 2009	244
Interim Management Statement	244
Final results	244
Corporate governance	244
Telephone and online share dealing service	245
Stock codes	245
Copies of the Interim Report 2009 and shareholder enquiries and communications	245

Glossary of Terms	247

Index	249

1	Detailed contents are provided on the referenced page.

HSBC HOLDINGS PLC
Financial Highlights
For the half-year
•	Total operating income 6 per cent lower at US$40,248 million (US$42,912 million in the first half of 2008).

•	Net operating income before loan impairment charges 12 per cent lower at US$34,741 million (US$39,475 million in the first half of 2008).

•	Group pre-tax profit 51 per cent lower at US$5,019 million (US$10,247 million in the first half of 2008).

•	Profit attributable to shareholders of the parent company 57 per cent lower at US$3,347 million (US$7,722 million in the first half of 2008).

•	Return on average shareholders’ equity of 6.4 per cent (12.1 per cent in the first half of 2008).

•	Earnings per ordinary share 63 per cent lower at US$0.21 (US$0.57 in the first half of 2008).
Dividends and capital position
•	Second interim dividend for 2009 of US$0.08 per share which, together with the first interim dividend for 2009 of US$0.08 per share already paid, represents US$0.16 per share for 2009 on the enlarged share capital following the rights issue. In 2008, the first and second interim dividends aggregated to US$0.36 per share.

•	Tier 1 ratio of 10.1 per cent and total capital ratio of 13.4 per cent.
Rights issue
•	In April 2009, HSBC Holdings raised £12.5 billion (US$17.8 billion), net of expenses, by way of a fully underwritten rights issue, offering its shareholders 5 new ordinary shares for every 12 ordinary shares at a price of 254 pence per new ordinary share.

Profitability and balance sheet data

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
For the period
Total operating income	40,248	42,912	45,659
Profit/(loss) before tax	5,019	10,247	(940)
Profit/(loss) attributable to shareholders of the parent company	3,347	7,722	(1,994)
Dividends	2,728	6,823	4,478

At the period-end
Total equity	125,298	134,011	100,229
Total shareholders’ equity	118,355	126,785	93,591
Capital resources[1]	155,186	146,950	131,460
Customer accounts	1,163,343	1,161,923	1,115,327
Total assets	2,421,843	2,546,678	2,527,465
Risk-weighted assets	1,159,274	1,231,481	1,147,974

	US$	US$	US$
Per ordinary share
Basic earnings[2]	0.21	0.57	(0.16)
Diluted earnings[2]	0.21	0.57	(0.15)
Dividends[4]	0.18	0.57	0.36
Net asset value at period end	6.63	10.27	7.44
Capital and performance ratios (annualised)

	%	%	%
Capital ratios
Tier 1 ratio	10.1	8.8	8.3
Total capital ratio	13.4	11.9	11.4

Performance ratios
Return on average invested capital[5]	5.0	11.1	(3.2)
Return on average total shareholders’ equity[6]	6.4	12.1	(3.4)
Post-tax return on average total assets	0.31	0.68	(0.14)
Post-tax return on average risk-weighted assets	0.66	1.39	(0.31)

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	33.1	23.2	31.0
Loan impairment charges as a percentage of average gross customer advances	3.08	2.04	2.86
Total impairment allowances outstanding as a percentage of impaired loans at period end	86.6	108.1	94.3

Efficiency and revenue mix ratios
Cost efficiency ratio[7]	47.9	51.0	68.6
As a percentage of total operating income:
— net interest income	51.0	49.4	46.8
— net fee income	20.9	25.6	19.8
— net trading income	15.5	8.9	6.0

Financial ratio
Average total shareholders’ equity to average total assets	4.3	5.2	4.9
For footnotes, see page 4.

HSBC HOLDINGS PLC
Financial Highlights (continued)
Share information

	At		At		At
	30 June		30 June		31 December
	2009		2008		2008
US$0.50 ordinary shares in issue (million)		17,315		12,005		12,105
Market capitalisation (billion)	US$	141	US$	185	US$	114
Closing market price per ordinary share:
— London		£5.025		£7.76		£6.62
— Hong Kong	HK$65.65		HK$120.90		HK$73.70
Closing market price per American Depositary Share (‘ADS’)[8]	US$	41.77	US$	76.70	US$	48.67

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return to 30 June 2009[9]	79.0	72.1	91.9
Benchmarks:
FTSE 100[10]	79.1	81.9	114.5
MSCI World[11]	71.0	79.2	102.9
MSCI Banks[11]	66.0	53.3	74.4

1	Capital resources are total regulatory capital, the calculation of which is set out on page 190.

2	The effect of the bonus element of the rights issue (Note 19 on the Financial Statements) has been included within the calculation of basic and diluted earnings per share.

3	This footnote is intentionally left blank.

4	Dividends recorded in the financial statements are dividends per ordinary share declared in the first six months of 2009 and are not dividends in respect of, or for, the period.

5	The definition of return on average invested capital and a reconciliation to the equivalent Generally Accepted Accounting Principles (‘GAAP’) measures are set out on page 25.

6	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.

7	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

8	Each ADS represents five ordinary shares.

9	Total shareholder return is defined on page 19 of the Annual Report and Accounts 2008.

10	The Financial Times Stock Exchange 100 Index.

11	The Morgan Stanley Capital International World Index and the Morgan Stanley Capital International World Banks Index.

Cautionary statement regarding forward-looking statements
This Interim Report 2009 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements that are not historical facts, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘seeks’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.
     Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
     Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events. Past performance cannot be relied on as a guide to future performance. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Business Review’, the ‘Financial Review’, and ‘The Management of Risk’. A more detailed cautionary statement is given on pages 6 and 7 of the Annual Report and Accounts 2008.

HSBC HOLDINGS PLC
Group Chairman’s Statement

Consistently delivering in an uncertain world
In the first half of 2009, we have delivered what we set out to achieve.
     In this unprecedented economic environment, every financial institution has had to consider carefully what level of risk is appropriate for its business model in light of mixed economic and financial market indicators. We have continued to position HSBC’s balance sheet conservatively, while focusing on enhancing the capabilities which will enable us to deliver sustainable long-term growth once the current global downturn has ended. Michael Geoghegan highlights these actions in his statement.
     Our performance proves our ability to deliver profit, generate capital and make distributions to our shareholders throughout the business cycle — even in challenging market conditions. We are pleased with our results and profitability overall is ahead of the expectations we had at the outset of this year. In large part this reflects an excellent performance in our Global Banking and Markets business. It also reflects progress made in the US, where we announced our decision to run off a major part of our consumer finance business in March. Following the very difficult conditions experienced in the latter part of last year, provisioning in 2009 has been lower at this stage than might have been expected given the rise in unemployment.
     On a reported basis, pre-tax profit was US$5 billion, US$6 billion higher than the second half of 2008, but down 51 per cent on the first half. On an underlying basis and excluding movements in fair value on our own debt credit spreads, our pre-tax profit was US$7.5 billion, broadly in line with the first half of 2008.
     HSBC fundamentally remains a deposit-led banking group, with a business model committed to long-term customer relationships and an emphasis on the world’s faster-growing markets. This gives us revenue streams diversified by both customer group and geography, providing resilience for the Group in these difficult economic conditions.
Building capital strength
HSBC is both strongly capitalised and highly liquid. The completion of our rights issue in April boosted our financial position, raising US$17.8 billion of shareholders’ equity. In an environment where many institutions are reliant on government help, the 97 per cent support for our rights issue, given its scale and the environment in which it was launched, was a powerful vote of confidence in our future by you, our shareholders, and we are truly grateful for your support.
     Notwithstanding that the rewards from attracting deposits from both personal and corporate customers are currently lower than normal, these remain at the heart of our banking philosophy, and the published ratio of customer advances-to-deposits remained conservative at 79.5 per cent.
     The tier 1 ratio further improved to 10.1 per cent. At 31 December 2008, the tier 1 ratio was 8.3 per cent, or 9.8 per cent on a pro forma basis including the proceeds of the rights issue. The core equity tier 1 ratio was 8.8 per cent at 30 June 2008.
     As projected at the time of the rights issue, we paid a first interim dividend of 8 cents per ordinary share on 8 July, and the Directors have approved a second interim dividend of 8 cents per ordinary share, payable on 7 October with a scrip alternative.
Pursuing a clear strategy
HSBC’s strategy remains unchanged. This is to combine our emerging markets leadership with a global network that offers the advantage of international connectivity and scale, making HSBC the leading international bank. If anything, the recent financial and economic turmoil has only reinforced our conviction that this strategy is the right one. By retaining this focus, we remain confident in our ability to deliver sustainable growth and believe that a return on total shareholders’ equity within our target range of 15 to 19 per cent remains achievable over the full business cycle.
     The proceeds from the rights issue have reinforced our capital strength, allowing us to navigate the economic and regulatory environment, take long-term decisions in support of our brand and

HSBC HOLDINGS PLC
Group Chairman’s Statement (continued)

customer relationships and look confidently at expansion opportunities consistent with our strategy.
Growth in emerging markets
At a time when some organisations may be finding it difficult to look beyond the near-term, our appetite for developing business in emerging markets remains undiminished.
     Many banks have disposed of their stakes in strategic investments to generate capital. HSBC has not done so, and we have continued to bring a long-term strategic approach to these relationships. The market value of our three largest strategic investments in mainland China has grown significantly since we acquired them, and increased by US$8.2 billion during the first half of 2009.
     In this period of uncertainty, we are very disciplined in reviewing the new opportunities which emerge, but we continue to expand organically in line with our strategy and where there is customer appetite. In mainland China, where HSBC has the largest investment and largest branch network of any international bank, we became the first to settle cross-border trade in renminbi in July and we launched the first floating rate renminbi bond in Hong Kong in June. In Vietnam, HSBC became the first foreign bank to incorporate locally. We have increased the number of HSBC Premier customers to 2.9 million, of whom over half are based in emerging markets.
     During the first half of 2009 we completed our previously announced acquisition in Indonesia and fully integrated our acquired business in India. We also received regulatory approval for a new jointly held insurance entity in mainland China.
Changing industry and regulatory trends
Consensus has rightly emerged that regulation must change, and that the quality and quantity of bank capital and liquidity must be improved. The debate is now underway about how this regulatory change should be applied to individual institutions in a way that is proportionate to the risks they assume, and in a way that enhances systemic stability without choking the supply of credit or increasing its cost unnecessarily. As a restructuring of the financial landscape takes place, there is clearly an important role for diversified and integrated banks which can provide services to customers requiring a wide range of financial products and operating across borders.
     We are therefore pleased that there has been a rejection of calls for a return to ‘narrow banking’ and the separation of wholesale banking from retail and commercial banking that this would involve. It is unrealistic to believe that this approach would deliver greater financial stability; no banking model has emerged from the crisis unscathed and some of the greatest casualties of the crisis so far have been smaller and narrowly-focused institutions. It would be dangerous to pursue any approach that acts as a further brake on global growth and constrains responsible financial innovation and credit formation. Finally, it is unreasonable to compel customers to use different types of institutions for different financial services in an age of global markets.
     Of course, regulation cannot be a panacea for the failings that have been exposed in the financial system and the process of renewal must include instilling the right values across our industry. At HSBC we have been carefully developing and nurturing our culture and values for over 140 years. As Group Chairman I know that there can be no more important topic on the Board agenda and it is one of my responsibilities to make sure that we remain true to our standards and focused on the fundamentals of banking.
Economic outlook remains highly uncertain
Operating conditions in the financial sector have continued to improve as the effects of government and central bank policies work through the system and it may be that we have passed, or are about to pass, the bottom of the cycle in the financial markets.
     Nonetheless, the timing, shape and scale of any recovery in the wider economy remains highly uncertain. Our view continues to be cautious as long as a number of serious impediments to growth remain.
     Despite the macroeconomic uncertainty, we are confident in HSBC’s continued ability to deliver results. Sustainable banking is our priority and, as we pursue a strategy of growth in faster-growing markets and in products where connectivity and scale can give us commercial advantage, we are convinced of our ability both to generate sustainable long-term growth for our shareholders and to contribute to balanced economic development in a way that benefits wider society.
Stephen Green, Group Chairman
3 August 2009

     HSBC HOLDINGS PLC
     Group Chief Executive’s Review

Managing the business through the downturn, and positioning for the upturn
In these tough times, we are deploying our capital base conservatively in order to build long-term, sustainable returns for our shareholders. We continue to provide responsible support for our customers, both depositors and borrowers. During this period of industry change we are taking opportunities to build market share in our target markets. We are adopting a conservative approach to risk management and have maintained a strong grip on costs. The value of HSBC’s brand has been reinforced and we were delighted to be recognised as Euromoney’s Global Bank of the Year for 2009.
     In the first half, we saw much that is encouraging for our future.
     We have continued to enhance HSBC’s signature financial strength. We have further improved the core equity tier 1 ratio that we strengthened through the rights issue after meeting the dividend payments indicated at the time. By attracting core deposits, we have maintained a conservative advances-to-deposits ratio, which was 79.5 per cent at the end of the period. Although deposit spreads remained compressed in the challenging economic environment, HSBC is fully committed to its strong and distinctive liquidity position.
     We delivered a significant increase in underlying operating revenues, excluding movements in fair value on our own debt related to credit spreads. We have stood aside from the aggressive competition for deposits driven by government-influenced banks but, thanks to our strong brand and selective pricing, we retained and grew the high level of personal balances gained during the market turmoil of 2008.
     We have continued to strengthen our position in the world’s faster-growing markets and we were especially pleased that the 2009 PwC survey Foreign Banks in China ranked HSBC top in ten major categories, confirming our position as the leading international bank in the country.
     We have balanced our revenue growth with tight cost control. We reduced our total operating expenses and, excluding movements in fair value of own debt credit spreads, our cost efficiency ratio was 44.8 per cent, better than our target range.
     This careful positioning of our balance sheet and our focus on the needs of our customers means that HSBC is well placed to build on opportunities as they emerge, as the record performance in Global Banking and Markets shows. Furthermore, as economies begin to recover and interest rates start to rise, we are confident that our deposit strength will reinforce our profitability and our flexibility to respond to new customer demand.
Growing the business in faster-growing markets
HSBC continues to strengthen its position in the world’s faster-growing markets.
     Mainland China remains key to our growth strategy. We opened 8 new HSBC-branded outlets in the country during the period, and remain on track to have around 100 by the year-end. We have the strongest rural presence of any international bank in mainland China, and added 2 new rural banks, bringing the total to 5. Hang Seng Bank also opened 2 new outlets in the period, bringing their total to 36.
     Elsewhere, completion of our acquisition of Bank Ekonomi almost doubled our presence in Indonesia to 207 outlets in 26 cities. In India we successfully integrated the operations of IL&FS Investsmart, which has added further capabilities and 77 outlets to our wealth management business. We grew customer accounts by over US$17 billion in Asia during the period, notably in Hong Kong, India and mainland China. We also attracted deposits in Latin America in the commercial and global banking sectors.
Record performance in Global Banking and Markets
Global Banking and Markets reported a record pre-tax profit for the first half of 2009 of US$6.3 billion, more than double pre-tax profit for the first half of 2008, and a seven-fold increase compared with the second half.

HSBC HOLDINGS PLC
Group Chief Executive’s Review (continued)

     The success of our emerging markets-led and financing-focused strategy was proven by strong revenues in both developed and faster-growing markets. This was driven by market share gains in trading and financing as activity increased from earlier depressed conditions. Market conditions were also favourable and our performance in the second half of 2009 will depend in part on whether and how these change.
     A record performance in the rates business and continued strong revenues in foreign exchange underscored the strength of our core products. The value of our client franchise was illustrated by strong growth in financing revenues, which rose by 17 per cent to US$1.6 billion compared with the first half of 2008. HSBC ranked first in the Bloomberg bond league table combining all issuance in Europe, the Middle East, Asia excluding Japan, and Latin America, up from third. Euromoney named HSBC Best Global Debt House for the first time, as well as Best Debt House in Asia, the Middle East and Latin America.
     The benefits of our integrated business model have been reinforced in the current low interest rate environment. In Balance Sheet Management we generated significantly higher treasury revenues of US$3.4 billion as a result of positioning for lower interest rates.
     Global Transaction Banking contributed revenues of US$1.5 billion, a decline of US$0.7 billion compared with the first half of 2008. This was largely driven by lower assets under custody and by the low interest rate environment, partially offset by higher deposit balances than in the comparable period in 2008.
     With greater liquidity in financial markets and capital concerns receding, credit spreads improved considerably. Write-downs on legacy positions in credit trading, leveraged and acquisition financing, and monoline credit exposures amounted to US$762 million, significantly lower than in both the first and second halves of 2008.
     Asset-backed securities held within our available-for-sale portfolios continued to perform in line with expectations and within the parameters of the stress testing we disclosed in March. The carrying value of the portfolio reduced from US$56.2 billion to US$47.1 billion during the first half of 2009, primarily through the sales of government-sponsored enterprise securities and through repayments.
     Loan impairment charges rose in Global Banking due to adverse economic conditions, driven by deterioration in the credit position of a small number of clients.
Commercial Banking resilient
Commercial Banking delivered a pre-tax profit of US$2.4 billion in the first half of 2009, a solid performance in the current environment. Underlying pre-tax profit declined by 39 per cent compared with the first half of 2008 as the economic environment weakened. However, given the speed and depth of the downturn, credit quality remained remarkably resilient, and loan impairment charges were in line with the second half of 2008.
     Commercial Banking continues to be at the heart of HSBC’s strategy of expansion in faster-growing markets and serving customers with international needs. We increased customer numbers to 3.1 million during the period, with 61 per cent of new customers based in emerging markets. We saw strong growth in international product revenues, especially from foreign exchange and in trade and supply chain services. The volume of international referrals through our Global Links programme was 7 per cent higher than in the first half of last year.
     During the period, our revenues benefited from a wide range of successful asset re-pricing initiatives, begun in 2008 across both emerging and developed markets. Our ability to re-price assets further in 2009 has reduced somewhat as the availability of credit has started to improve in many economies. Revenues also reflected a lower contribution from Global Transaction Banking, which declined by US$0.5 billion to US$1.9 billion, primarily due to lower deposit margins.
     Customer deposits remained high, which we believe reflects in part a flight to quality since 2008. However customer loans and advances held up well despite the downturn, and we supported small and medium size businesses by launching our international SME Fund in Malaysia and further increasing our commitment in Hong Kong to HK$16 billion in July.
Personal Financial Services — taking the long term view
The economic environment has been hard for depositors, who make up the majority of our Personal Financial Services customers. As a deposit-rich bank, HSBC has suffered too, and our liability revenues have been particularly depressed.
     As a result, Personal Financial Services reported a loss before tax of US$1.2 billion in the first half of 2009, as our profitability outside the US was more than offset by losses within the US. Outside the US, credit quality deteriorated, but remains satisfactory in our view in light of economic conditions.
     Our commitment to personal customers is unchanged and our liquidity position will drive strong revenue opportunities when a more normal interest rate environment returns. Even in the challenging current climate, we continue to deliver growth in our target customer segments. Through a focus on relationship banking and differentiated service, HSBC is winning new and affluent customers, and the total number of HSBC Premier customers has grown by 23 per cent over the last twelve months.
     We committed £15 billion for new mortgage lending in the UK, of which we lent £6.7 billion during the first half of the year. We increased our share of UK mortgage sales from 4.5 per cent to 9.5 per cent and were one of the first major players to come back into the market to support first time buyers. In Hong Kong, we also maintained our leading position in new mortgage lending. Our market share increased to 32 per cent in June, while loan impairment charges remained very low.
Good progress in US Personal Financial Services
In the US, Personal Financial Services reported a pre-tax loss of US$2.9 billion for the first half of 2009, compared with a loss of US$2.2 billion in the first half of 2008 and a loss of US$15.2 billion in the second half including the goodwill impairment of US$10 billion.
     HSBC Finance completed the closure of 813 Consumer Lending branches, incurring US$156 million in restructuring costs, which was lower than expected, and we are on track to achieve the financial savings we set out in March.
     We are satisfied with the progress achieved on our run-off business at this point. The majority of our customers continue to meet their obligations and dollar delinquency stabilised in the first half of the year. Loan impairment charges increased at a lower rate than we expected, and were lower than in the second half of 2008. This was driven by early action in prior years to reduce exposure to higher risk segments, tight management of accounts and collections, lower loan balances and the impact of government stimulus programmes.
     Our customers saw fewer opportunities for refinancing, which slowed the rate of run-off in the mortgage portfolio in the first half of the year. However, all parts of the exit consumer finance portfolio declined during the period and since we began to run down the portfolio, starting with the
Mortgage Services business in the first quarter of 2007, we have cut balances by US$34 billion, or 27 per cent in total, to US$91 billion, including a US$9 billion reduction in the first half of 2009. We also continue to support customers in difficulty where we can. During the first half of 2009, HSBC Finance modified over 69,000 real estate customer loans with an aggregate balance of US$9.8 billion under the foreclosure avoidance account modification programme.
     Our cards business was profitable in the first half of 2009, despite difficult economic conditions. The cards portfolio reduced faster than expected during the period due to actions taken to lower origination volumes and reduce credit limits, and the effect of lower customer spending. Overall, our cards performance in the first half of the year was better than expected, due in part to active management of our credit appetite in recent years and government stimulus programmes.
Returns in Private Banking remain healthy
Private Banking reported a pre-tax profit of US$632 million, a decline of 23 per cent compared with the record first half of 2008, but in line with the second half. Revenues were affected by a reduction in the value of funds under management, which reflected falls in equity markets and lower transaction volumes in equities, funds and structured products as a result of lower client risk appetite. In addition, disposal gains recorded in 2008 did not recur.
     Client assets remained stable at US$345 billion despite continued deleveraging by clients and our decision not to compete at uneconomic pricing levels for deposits. Net new money fell during the period, although there were net inflows from Asia and Latin America, while intra-group referrals generated more than US$2 billion of net new money.
Good progress in Insurance
Our insurance activities, largely undertaken within Personal Financial Services, contributed US$1.2 billion, representing 16 per cent of the Group’s pre-tax profit, excluding movements in fair value on own debt credit spreads. On an underlying basis, the decline in pre-tax profit of 17 per cent compared with the first half of 2008 was partly due to claims deterioration within general insurance in Europe.
     However, on an underlying basis, net earned premiums were up by 10 per cent and our bancassurance strategy delivered well in Asia, Latin America and France, focusing on life products. In

HSBC HOLDINGS PLC
Group Chief Executive’s Review (continued)

June, the China Insurance Regulatory Commission awarded a licence to our life insurance company, jointly owned with National Trust, which will allow us to establish our insurance manufacturing business in mainland China.
Strong grip on costs and efficiency
In the first half of 2009 we increased our efforts to manage costs and improve efficiency across the Group. Despite one-off restructuring and redundancy costs, underlying costs were 3 per cent lower than in the first half of 2008, excluding the impact of the 2008 goodwill impairment. We also reduced staff numbers by 5 per cent to 296,000.
     Through our One HSBC programme, we have promoted our direct channels, automated manual processes, developed our offshore centres of excellence and eliminated redundant systems. In 2009, we anticipate investing more than US$450 million in the One HSBC programme.
     HSBCnet is one of our most successful examples of developing a global platform for our customers. By the end of the period it was used by close to 50,000 large corporations, an increase of 41 per cent over the last two years. The number of customers using Business Direct, targeted at small and micro businesses, also increased to nearly 300,000 during the first half of 2009.
     By the end of 2009 we expect the One HSBC payments programme to handle more than three-quarters of the Group’s high value payments. Similarly, we expect to have more than 80 per cent of our cards on a common platform by the end of the year, reducing our reliance on external service providers and enabling us to use scale to reduce processing costs per card.
Actively managing risk
In most major economies, the outlook for recovery remains uncertain and we can expect levels of loan impairment charges to remain elevated. HSBC therefore continues to manage the quality of its asset base carefully, and we maintain a conservative approach to risk.
     Within our personal customer portfolios, we have progressively tightened underwriting criteria, improved our assessment of customer affordability and improved collection processes. We have actively withdrawn from some higher risk consumer products, and we are targeting higher quality and lower risk business.
     In our commercial businesses, we have continued to support customers in the downturn through more active relationship management and, in our wholesale businesses, we are focused on serving our long-standing core customers and have lowered our risk appetite for certain vulnerable and high-risk industry sectors.
     Other actions taken to manage risk over the last few years have also produced results. We started to reduce our appetite for exposure to commercial real estate in 2007. We are now seeing the benefits of this, and have to date avoided any significant impairments within the Group. Our appetite for highly leveraged and acquisition financing opportunities has always been modest and concentrated on the top end of the market. We considerably reduced our exposure to the major US auto manufacturers and had no material exposure to those which fell into bankruptcy. Finally, HSBC’s exposure to Eastern Europe, where certain economies have suffered particular stress recently, has remained modest.
Leveraging our brand and competitive position
We are encouraged by HSBC’s performance in the first half of 2009. We have again proven our ability to deliver consistently through diversity, and to execute on our strategic priorities. Despite the continuing economic uncertainty, we remain confident in our ability to do so.
     We are proud of HSBC’s strong global reputation and during the period we were named the world’s top banking brand by Brand Finance. We are equally proud of our staff and I would like to thank all of them for their continued hard work and commitment to our customers around the world.
     Because of this powerful brand and our excellent team of people, we can be confident that customers will continue to choose HSBC for deposits, borrowing and all other financial services. As a result, we are confident that HSBC is strongly and competitively placed both to attract market share in developed markets and to grow our business in the faster-growing markets of the future.
Michael Geoghegan, Group Chief Executive
3 August 2009

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review

Principal activities
HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$141 billion at 30 June 2009.
     Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of some 8,500 offices in 86 countries and territories in six geographical regions: Europe; Hong Kong; Rest of Asia-Pacific; the Middle East, including Africa; North America; and Latin America. Previously, the Middle East was reported as part of Rest of Asia-Pacific. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic or regional banks, typically with large retail deposit bases, and by consumer finance operations.
Strategic direction
HSBC’s strategic direction reflects its position as ‘The world’s local bank’, combining the largest global developing markets banking business and a uniquely cosmopolitan customer base with an extensive international network and substantial financial strength.
     The Group’s strategy is aligned with the key trends which are shaping the global economy. In particular, HSBC recognises that, over the long term, developing markets are growing faster than the mature economies, world trade is expanding at a greater rate than gross domestic product and life expectancy is lengthening virtually everywhere. HSBC’s strategy is focused on delivering superior growth and earnings over time by building on the Group’s heritage and skills. Its origins in trade in Asia have had a considerable influence over the development of the Group and, as a consequence, HSBC has an established and longstanding presence in many countries. The combination of local knowledge and international breadth is supported by a substantial financial capability founded on balance sheet strength, largely attributable to the scale and stability of the Group’s retail deposit bases.
     HSBC is, therefore, continuing to direct incremental investment primarily to the faster growing markets and, in the more developed markets, is focusing on businesses and customer segments which have international connectivity. A policy of maintaining HSBC’s capital strength and strong liquidity position remains complementary to these reshaping activities.
     The Group has identified three main business models for its customer groups and global businesses that embody HSBC’s areas of natural advantage:
•	businesses with international customers for whom developing markets connectivity is crucial — Global Banking and Markets, Private Banking, the large business segment of Commercial Banking and the mass affluent segment of Personal Financial Services;

•	businesses with local customers where efficiency can be enhanced through global scale — the small business segment of Commercial Banking and the mass market segment of Personal Financial Services; and

•	products where global scale is possible through building efficiency, expertise and brand — global product platforms such as cards and direct banking.
     The means of executing the strategy, and further utilising the linkages within the Group, are clear:
•	the HSBC brand and global networks will be leveraged to reach new customers and offer further services to existing clients;

•	efficiency will be enhanced by taking full advantage of local, regional and global economies of scale, in particular by adopting a common systems architecture wherever possible; and

•	objectives and incentives will be aligned to motivate and reward staff for being fully engaged in delivering the strategy.
Risks and uncertainties
A detailed account of HSBC’s risks and uncertainties is provided on pages 12 to 17 of the Annual Report and Accounts 2008. Further comments on expected risks and uncertainties are made throughout this Interim Management Report, particularly in the sections on Market Turmoil and Risk.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Reconciliation of reported and underlying profit before tax
HSBC measures its performance internally on a like-for-like basis by eliminating the effects of foreign currency translation differences and acquisitions and disposals of subsidiaries and businesses, which distort period-on-period comparisons. HSBC refers to this as its underlying performance.
Constant currency
Constant currency comparatives for the half-years to 30 June 2008 and 31 December 2008, used in the 2009 commentaries, are computed by retranslating into US dollars:
•	the income statements for the half-years to 30 June 2008 and 31 December 2008 of non-US dollar branches, subsidiaries, joint ventures and associates at the average rates of exchange for the half-year to 30 June 2009; and

•	the balance sheets at 30 June 2008 and 31 December 2008 for non-US dollar branches, subsidiaries, joint ventures and associates at the rates of exchange ruling at 30 June 2009.
     No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.
     When reference is made to ‘constant currency’ or ‘constant exchange rates’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.
Underlying performance
The tables below compare the underlying performance of HSBC for the half-year to 30 June 2009 with the half-years to 30 June 2008 and 31 December 2008. Equivalent tables are provided for each of HSBC’s customer groups and geographical segments in their respective sections below.
     The foreign currency translation differences reflect the general strengthening of the US dollar compared with its value throughout 2008, and were most significant in Europe due to the size of HSBC’s operations in the UK. The Group’s reported profit before tax for the first half of 2009 decreased by 51 per cent compared with the first half of 2008. On an underlying basis the decline was 9 percentage points smaller. Reported profit before tax improved compared with the second half of 2008, by 634 per cent or 217 per cent on an underlying basis.
     The following acquisitions and disposals affected these comparisons:
•	the sale of HSBC’s UK merchant acquiring business to a joint venture 49 per cent owned by the Group in June 2008 and the subsequent sale of the Group’s share in this joint venture to the Group’s partner in the venture in June 2009; and

•	the disposal of seven French regional banking subsidiaries in July 2008.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	21,178	(65)	(1,841)	19,272	—	1,266	20,538	(3)	7
Net fee income	10,991	(58)	(1,181)	9,752	—	(1,324)	8,428	(23)	(14)
Changes in fair value[5]	577	—	36	613	—	(2,913)	(2,300)	(499)	(475)
Other income[6]	6,729	(514)	(1,511)	4,704	280	3,091	8,075	20	66

Net operating income[7]	39,475	(637)	(4,497)	34,341	280	120	34,741	(12)	—

Loan impairment charges and other credit risk provisions	(10,058)	6	592	(9,460)	—	(4,471)	(13,931)	(39)	(47)

Net operating income	29,417	(631)	(3,905)	24,881	280	(4,351)	20,810	(29)	(17)

Operating expenses (excluding goodwill impairment)	(19,613)	68	2,376	(17,169)	—	511	(16,658)	15	3
Goodwill impairment	(527)	—	—	(527)	—	527	—	100	100

Operating profit	9,277	(563)	(1,529)	7,185	280	(3,313)	4,152	(55)	(46)

Income from associates	970	—	26	996	—	(129)	867	(11)	(13)

Profit before tax	10,247	(563)	(1,503)	8,181	280	(3,442)	5,019	(51)	(42)

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	21,385	—	(1,093)	20,292	—	246	20,538	(4)	1
Net fee income	9,033	—	(558)	8,475	—	(47)	8,428	(7)	(1)
Changes in fair value[5]	6,102	—	(100)	6,002	—	(8,302)	(2,300)	(138)	(138)
Gain on disposal of French regional banks	2,445	(2,445)	—	—	—	—	—	—	—
Other income[6]	3,242	(166)	(577)	2,499	280	5,296	8,075	149	212

Net operating income[7]	42,207	(2,611)	(2,328)	37,268	280	(2,807)	34,741	(18)	(8)

Loan impairment charges and other credit risk provisions	(14,879)	—	520	(14,359)	—	428	(13,931)	6	3

Net operating income	27,328	(2,611)	(1,808)	22,909	280	(2,379)	20,810	(24)	(10)

Operating expenses (excluding goodwill impairment)	(18,922)	—	1,315	(17,607)	—	949	(16,658)	12	5
Goodwill impairment	(10,037)	—	—	(10,037)	—	10,037	—	100	100

Operating profit/(loss)	(1,631)	(2,611)	(493)	(4,735)	280	8,607	4,152	355	182

Income from associates	691	—	(2)	689	—	178	867	25	26

Profit/(loss) before tax	(940)	(2,611)	(495)	(4,046)	280	8,785	5,019	634	217

For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Financial summary
Income statement

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m

Interest income	32,479	47,164	44,137
Interest expense	(11,941)	(25,986)	(22,752)

Net interest income	20,538	21,178	21,385

Fee income	10,191	13,381	11,383
Fee expense	(1,763)	(2,390)	(2,350)

Net fee income	8,428	10,991	9,033

Trading income excluding net interest income	4,301	639	208
Net interest income on trading activities	1,954	3,195	2,518

Net trading income	6,255	3,834	2,726

Changes in fair value of long-term debt issued and related derivatives[1]	(2,300)	577	6,102
Net income/(expense) from other financial instruments designated at fair value	777	(1,161)	(1,666)

Net income/(expense) from financial instruments designated at fair value	(1,523)	(584)	4,436
Gains less losses from financial investments	323	817	(620)
Dividend income	57	88	184
Net earned insurance premiums	5,012	5,153	5,697
Gains on disposal of French regional banks	—	—	2,445
Other operating income	1,158	1,435	373

Total operating income	40,248	42,912	45,659

Net insurance claims incurred and movement in liabilities to policyholders	(5,507)	(3,437)	(3,452)

Net operating income before loan impairment charges and other credit risk provisions	34,741	39,475	42,207

Loan impairment charges and other credit risk provisions	(13,931)	(10,058)	(14,879)

Net operating income	20,810	29,417	27,328

Employee compensation and benefits	(9,207)	(10,925)	(9,867)
General and administrative expenses	(6,258)	(7,479)	(7,781)
Depreciation and impairment of property, plant and equipment	(814)	(863)	(887)
Goodwill impairment	—	(527)	(10,037)
Amortisation and impairment of intangible assets	(379)	(346)	(387)

Total operating expenses	(16,658)	(20,140)	(28,959)

Operating profit/(loss)	4,152	9,277	(1,631)

Share of profit in associates and joint ventures	867	970	691

Profit/(loss) before tax	5,019	10,247	(940)

Tax expense	(1,286)	(1,941)	(868)

Profit/(loss) for the period	3,733	8,306	(1,808)

Profit/(loss) attributable to shareholders of the parent company	3,347	7,722	(1,994)
Profit attributable to minority interests	386	584	186

1	The change in fair value related to movements in the Group’s credit spread on long-term debt resulted in an expense of US$2.5 billion in the first half of 2009 (first half of 2008: income of US$824 million; second half of 2008: income of US$5.7 billion).

Pre-tax profits in the first half of 2009 were US$5.0 billion, a fall of 51 per cent compared with the first half of 2008. On an underlying basis, profit before tax was 42 per cent lower than the first half of 2008.
     This underlying movement can be attributed to a turnaround in the movement in the fair value of HSBC’s own debt from changes in HSBC’s credit spread, which the Group does not regard as part of managed performance. The credit spread on the Group’s long-term debt narrowed during the period as market conditions improved for financial sector debt instruments, and HSBC incurred a US$2.5 billion loss due to movements in the fair value of that debt attributed to credit spread, compared with a US$0.8 billion gain in the first half of 2008. These adjustments were recorded in the ‘Other’ segment, were not allocated to customer groups and were not included within regulatory capital calculations.
     Stripping out credit spread-related fair value movements on own debt from this underlying figure, profit before tax was 3 per cent lower than in the first half of 2008. The difference between reported and underlying results is explained on page 12. Except where otherwise stated, the commentaries in the Financial Summary are on an underlying basis.
     Excluding the movement in fair value of own debt, HSBC’s net revenues were driven by a record performance in Global Banking and Markets, and these revenues, together with a US$1.0 billion reduction in expenses, largely offset a US$4.5 billion rise in loan impairment charges and other credit risk provisions.

     A record performance in Global Banking and Markets underpinned a 10 per cent growth in Group revenue, excluding credit spread-related movements in fair value of own debt.
     The rise in loan impairment charges, which reflected continuing weakness in the US consumer finance business and the effect of deteriorating global economic conditions, and the fall in interest rates globally, which reduced the value of the Group’s strong deposit base, meant that pre-tax profit declined in all regions and customer groups compared with the first half of 2008, apart from Global Banking and Markets. Its record performance was driven by market share and margin improvements in core business areas such as foreign exchange, interest rate and credit products and financing, and substantially higher treasury earnings within Balance Sheet Management from deployment of other customer groups’ surplus deposits and from positions taken during 2008 in anticipation of the reduction in short-term interest rates. HSBC also benefited from significantly lower write-downs on legacy structured credit positions and asset-backed securities.
     Earnings per share declined to US$0.21 compared with US$0.57 in the first half of 2008, adjusted for the rights issue.

Group performance by income and expense item
Net interest income

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
Net interest income[9] (US$m)	20,538	21,178	21,385
Average interest-earning assets (US$m)	1,345,569	1,420,288	1,512,452
Gross interest yield[10] (per cent)	4.87	6.68	5.80
Net interest spread[11] (per cent)	3.05	3.03	2.73
Net interest margin[12] (per cent)	3.08	3.00	2.81
For footnotes, see page 94.

Reported net interest income of US$20.5 billion was 3 per cent lower than in the first half of 2008, 7 per cent higher on an underlying basis.
     Growth in net interest income was driven by strong treasury earnings recorded in Balance Sheet Management, which benefited from the deployment of large and growing core deposit surpluses within the Group and from positions taken during 2008 in anticipation of the significant reduction in short-term interest rates as central banks responded to the turmoil in markets. The fall in interest rates also reduced the cost of funding for the Group’s trading assets, further boosting net interest income. By contrast, in Personal Financial Services and Commercial Banking, the unprecedentedly low short-term interest rates reduced the value of deposits which, in normal times, are a principal driver of revenues for HSBC.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Net interest income benefited from the deployment of large and growing commercial surpluses within the Group.
     Average interest-earning assets increased due to a significant rise in financial investments as Balance Sheet Management increased HSBC’s liquidity and deployed the Group’s growing commercial deposit surpluses and the funds received from the rights issue. This was accompanied by an increase in loans and advances to customers in Europe which more than offset a decrease in North America as the consumer finance business continued to run off.
     Average interest-bearing liabilities increased due
to the sharp rise in savings accounts in the second half of 2008, when clients liquidated riskier investments and sought to deposit funds with stable financial institutions. This growth was partly reversed during the first half of 2009 as conditions stabilised.
     As short-term interest rates fell to very low levels, liability spreads remained under pressure, particularly on savings accounts. Repricing led to a widening of asset spreads, despite the expansion in the lower yielding financial investments portfolio. The overall net interest spread remained stable.

Net fee income

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Cards	2,209	3,089	2,755
Account services	1,771	2,260	2,093
Funds under management	945	1,572	1,185
Broking income	749	954	784
Credit facilities	729	639	674
Insurance	688	942	829
Global custody	471	757	554
Imports/exports	438	496	518
Underwriting	348	204	121
Remittances	281	307	303
Corporate finance	164	232	149
Unit trusts	137	337	165
Trust income	134	164	161
Taxpayer financial services	91	154	14
Mortgage servicing	62	56	64
Maintenance income on operating leases	55	70	60
Other	919	1,148	954

Total fee income	10,191	13,381	11,383

Less: fee expense	(1,763)	(2,390)	(2,350)

Net fee income	8,428	10,991	9,033

Reported net fee income declined by US$2.6 billion to US$8.4 billion, 14 per cent lower on an underlying basis.
     The reduction in fee income was driven by two principal causes: lower credit card origination and utilisation fees caused by the economic downturn and changes to charging practices, primarily in the US; and investor preference for the security of deposit products which reduced flows into, and the value of, equity products.
     Credit card fee income fell significantly, primarily in the US and the UK. In the US, this resulted from lower volumes and changes in customer behaviour. In the UK, the decline was partly due to the disposal of the card-acquiring business to a joint venture in June 2008 and lower transaction volumes reflecting reduced customer demand.
     Equity market-related revenues fell, primarily in Asia and Europe, driven by lower trading volumes in equity products, which was attributable to lower equity values and weakened investor sentiment. This reduced broking, global custody, funds under management and unit trust fee income.
     Fees from Taxpayer Financial Services in the US fell due to a change in product mix towards lower revenue products and the termination of all partner relationships but one.
     Partly offsetting the above, corporate credit facility and underwriting fees increased, reflecting strong performances in credit and lending due to higher syndication fees as a result of increased debt originations in Europe and North America.

Net trading income

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Trading activities	3,294	559	2,429
Net interest income on trading activities	1,954	3,195	2,518
Other trading income — hedge ineffectiveness:
— on cash flow hedges	33	(15)	(25)
— on fair value hedges	(3)	(20)	25
Non-qualifying hedges	977	115	(1,237)
Losses on collapse of Bernard L Madoff Investment Securities LLC	—	—	(984)

Net trading income[13,14]	6,255	3,834	2,726

For footnotes, see page 94.

Reported net trading income increased by 63 per cent to US$6.3 billion, 123 per cent higher on an underlying basis.
     Net income from trading activities increased significantly, with a record performance in Rates, increased foreign exchange earnings and significantly lower write-downs on legacy structured credit positions and asset-backed securities portfolios. With greater liquidity in the market, credit spreads improved considerably, which favourably affected performance in the core Credit business as customer appetite for corporate bonds increased and the market diversified away from government bond holdings. HSBC’s strong capital position and its strength in emerging markets remained key attributes in attracting customer business to the Group.

HSBC’s strong capital position and strength in emerging markets remained key attributes in attracting customer business to the Group.
     The increase in Rates income was driven by correct positioning against interest rate movements, an increase in customer demand for trading and hedging products and an improvement in bid-offer spreads. This was partly offset by fair value losses on structured liabilities as credit spreads narrowed compared with gains in the first half of 2008. Similarly, the increase in foreign exchange trading income was driven by market volatility and increased customer volumes.
     Equities trading declined due to lower demand for structured equity products, compounded by the non-recurrence of gains in the first half of 2008.
     The rise in income from trading activities was partly offset by a reduction in the net interest income earned on trading activities, as interest rates fell sharply. The internal funding cost of trading activities was also lower than in the first half of 2008. This compensating benefit is reported within ‘Net interest income’.
     Within net trading income the benefit from non-qualifying hedges increased, mainly due to fair value gains on currency swaps held against non-dollar denominated debt instruments.
     During the second half of 2008, HSBC reclassified US$17.9 billion of assets from ‘held for trading’ to ‘loans and receivables’ and ‘available for sale’ following the IASB’s amendment to IAS 39. Had these reclassifications not taken place and the reclassified assets had continued to be accounted for on a fair value basis, an additional net loss of US$0.3 billion would have been recorded in the first half of 2009. Further information on the effect of reclassifying these assets can be found in ‘Impact of Market Turmoil’ on pages 96 to 137.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Net income/(expense) from financial instruments designated at fair value

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net income/(expense) arising from:
— financial assets held to meet liabilities under insurance and investment contracts	956	(2,023)	(3,041)
— liabilities to customers under investment contracts	(197)	745	1,006
— HSBC’s long-term debt issued and related derivatives	(2,300)	577	6,102

Change in own credit spread on long-term debt	(2,457)	824	5,746
Other changes in fair value[15]	157	(247)	356

— other instruments designated at fair value and related derivatives	18	117	369

Net income/(expense) from financial instruments designated at fair value	(1,523)	(584)	4,436

Financial assets designated at fair value at period end	33,361	40,786	28,533
Financial liabilities designated at fair value at period end	77,314	89,758	74,587
For footnote, see page 94.

HSBC designates certain financial instruments at fair value to remove or reduce accounting mismatches in measurement or recognition, or where financial instruments are managed and their performance is evaluated together on a fair value basis. All income and expense from financial instruments designated at fair value are included in this line except for interest arising from HSBC’s issued debt securities and related derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’.
     HSBC principally uses the fair value designation in the following instances:
•	for certain fixed-rate long-term debt issues whose rate profile has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. US$61 billion (31 December 2008: US$59 billion) of the Group’s debt issues have been accounted for using the fair value option.

The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses are booked, respectively. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from year to year, but do not alter the cash flows envisaged as part of the documented interest rate management strategy; as a consequence of this, gains and losses arising from changes in own credit spread on long-term debt are not regarded internally as part of managed performance. Similarly, such gains and losses are ignored in the calculation of regulatory capital;
•	for US$12 billion (31 December 2008: US$11 billion) of financial assets held to meet liabilities under insurance contracts, and certain liabilities under investment contracts with discretionary participation features; and

•	for US$7 billion (31 December 2008: US$7 billion) of financial assets held to meet liabilities under unit-linked and other investment contracts.
     A net expense from financial instruments designated at fair value of US$1.5 billion was reported, compared with a net expense of US$584 million in the first half of 2008.
     Credit spreads narrowed markedly during the second quarter of 2009, leading to a significant negative fair value movement on certain long-term debt in issue by the Group in the second quarter as positive movements booked in previous periods partially reversed. This more than offset the positive movement in respect of the first quarter, resulting in US$2.5 billion of negative fair value movement attributed to credit spread movement on HSBC’s own debt for the first half of 2009. The cumulative fair value adjustment at 30 June 2009 amounted to a net reduction in the carrying value of the debt (gains recognised) of US$5.5 billion; this will fully reverse over the life of the debt.
     A positive fair value movement of US$1.0 billion was recorded on assets held to back insurance and investment contracts, compared with a negative movement of US$2.0 billion in the first half of 2008. This reflected investment gains in the current year driven by improvement in investment market performance, predominantly affecting the value of assets held in unit-linked and participating funds in Hong Kong, the UK and France. The positive movement in fair value is partly offset by a corresponding increase in ‘Net insurance claims and movement in liabilities to policyholders’ to reflect the extent to which unit-linked policyholders, in particular, participate in the investment performance experienced on the linked investment portfolios.
     For assets held to meet liabilities under investment contracts, a corresponding increase in the liability to customers is also reported within net income from financial instruments designated at fair value. The increase of US$197 million in the fair value of liabilities held under investment contracts reflected the improved performance of investment markets in the period and compared with a US$745 million reduction in the first half of 2008.

Gains less losses from financial investments

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net gains/(losses) from disposal of:
— debt securities	329	38	(19)
— equity securities	268	1,107	109
— other financial investments	7	(11)	15

	604	1,134	105
Impairment of available-for-sale equity securities	(281)	(317)	(725)

Gains less losses from financial investments	323	817	(620)

Reported net gains from financial investments of US$323 million were 60 per cent lower than in the first half of 2008, 47 per cent lower on an underlying basis. This was driven by a lower level of gains from disposals of equity investments compared with the first half of 2008, partly offset by gains on the disposal of debt securities in North America.
     Net gains on the disposal of equity securities decreased significantly. A sale of Visa Inc. (‘Visa’) shares in the first half of 2009 generated a gain of US$225 million, lower than the gain of US$332 million earned from disposals in the first half of 2008. Certain gains recognised in the first half of 2008 were not repeated in 2009, including from the sale of MasterCard Inc. (‘MasterCard’)
shares, four French mutual funds and HSBC’s residual interest in the Hermitage Fund.
     Net gains from the disposal of debt securities increased compared with the first half of 2008. This was primarily due to gains recorded on the sale of mortgage-backed securities in North America.
     The level of impairments on equity investments fell slightly as the absence of impairments recognised in the first half of 2008 on strategic investments held in the available-for-sale portfolio in Asia was largely offset by impairments on certain Private Equity investments as the markets for unlisted investments remained illiquid.

Net earned insurance premiums

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Gross insurance premium income	5,255	6,591	5,956
Reinsurance premiums	(243)	(1,438)	(259)

Net earned insurance premiums	5,012	5,153	5,697

Reported net earned insurance premiums amounted to US$5.0 billion, 3 per cent lower than in the first half of 2008. On an underlying basis, net earned insurance premiums increased by 10 per cent.
     The growth in net earned insurance premiums was largely due to increased sales of traditional life products in Hong Kong, as a result of a strong focus on insurance sales within the branch network, and the non-recurrence of a large reinsurance transaction in France in June 2008, which passed insurance premiums to a third-party reinsurance provider. Adjusting for this, net earned insurance premiums in France were relatively unchanged despite a significant reduction in the distribution network following the disposal of the regional banks in July 2008.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

     Insurance sales also developed well in Singapore following the launch of a new individual life single premium product, and in Ireland due to higher inward reinsurance premiums.
     Partially offsetting this growth was the withdrawal of the Guaranteed Income Bond from sale in the UK as the product was no longer commercially viable in the prevailing economic environment. Furthermore, sales of insurance products in North America, which are strongly linked to loan originations and volumes, were adversely affected by the decision to run-off the branch-based consumer finance business.

Other operating income

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Rent received	273	326	280
Losses recognised on assets held for sale	(120)	(16)	(114)
Valuation gains/(losses) on investment properties	(43)	27	(119)
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	305	412	53
Change in present value of in-force long-term insurance business	290	324	(38)
Gain on repurchase of 8 Canada Square	—	—	416
Other	453	362	(105)

Other operating income	1,158	1,435	373

Reported other operating income of US$1.2 billion was 19 per cent lower than in the first half of 2008. This included gains of US$425 million in the first half of 2008 and US$280 million in 2009 on the sale, in two tranches, of the card merchant-acquiring business in the UK. On an underlying basis, other operating income rose by 21 per cent, primarily driven by gains on the sale of prime residential mortgages and lower losses on foreclosed properties in the US due to a reduction in stock of unsold properties.

Net insurance claims incurred and movement in liabilities to policyholders

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Insurance claims incurred and movement in liabilities to policyholders:
— gross	5,505	4,769	4,437
— reinsurers’ share	2	(1,332)	(985)

— net[16]	5,507	3,437	3,452

For footnote, see page 94.
Reported net insurance claims incurred and movement in liabilities to policyholders increased by 60 per cent to US$5.5 billion. On an underlying basis, they grew by 81 per cent.
     The increase in net insurance claims incurred and movement in liabilities to policyholders primarily reflected an improvement in investment market performance compared with the first half of 2008. This led to investment gains and therefore a positive movement in liabilities to policyholders on unit-linked and, to a certain extent, participating policies where policyholders share in the investment performance of the assets supporting a policy. The gains experienced on the assets held to support insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.
     As well as market value movements, premium growth, particularly in Hong Kong, also contributed to the increase in policyholder liabilities, as did the non-recurrence of certain events which occurred in the first half of 2008, including the significant reinsurance transaction in France referred to above.
     As a consequence of a rising incidence and severity of claims, there was a US$105 million strengthening of reserves in the UK motor book during the period.

Loan impairment charges and other credit risk provisions

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Loan impairment charges
New allowances net of allowance releases	13,710	10,436	14,529
Recoveries of amounts previously written off	(377)	(479)	(355)

	13,333	9,957	14,174

Individually assessed allowances	2,250	332	1,732
Collectively assessed allowances	11,083	9,625	12,442

Impairment of available-for-sale debt securities	591	67	670

Other credit risk provisions	7	34	35

Loan impairment charges and other credit risk provisions	13,931	10,058	14,879

	%	%	%
— as a percentage of net operating income before loan impairment charges and other credit risk provisions	40.1	25.5	35.3

Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers (annualised)	3.1	2.0	2.9

	US$m	US$m	US$m

Customer impaired loans	31,826	20,702	25,352
Customer loan impairment allowances	27,701	20,580	23,909

Reported loan impairment charges and other credit risk provisions were US$13.9 billion, an increase of 39 per cent compared with the first half of 2008. On an underlying basis, loan impairment charges and other credit risk provisions were 47 per cent higher than in the first half of 2008 and 3 per cent lower than in the second half of the year.
     Compared with the first half of 2008, deterioration in credit quality was experienced across all customer groups and regions as the global economy weakened, with significant reductions in trade flows, falls in commodity prices and rising unemployment. In addition, stresses within many financial systems reduced the supply of credit to both personal and corporate customers, restricting refinancing options. This resulted in a rise in Group loan impairment charges and other credit risk provisions notwithstanding an underlying 5 per cent decline in lending to customers, primarily from the run-off within the US consumer finance business.
     Loan impairment charges and other credit risk provisions rose significantly in Personal Financial Services, by 20 per cent to US$10.7 billion, due to a widespread deterioration in credit quality affecting all regions, most notably North America as the US economy weakened further and unemployment grew.
     The continued rise in unemployment, higher levels of personal bankruptcy filings, portfolio seasoning, further declines in house prices and limited refinancing options adversely affected loan impairment charges in US Personal Financial
Services. In HSBC Bank USA, N.A. (‘HSBC Bank USA’), higher loan impairment charges were driven by an increase in delinquencies in the first lien prime residential mortgage portfolio. In the real-estate secured portfolios within HSBC Finance Corporation (‘HSBC Finance’), which are in run-off, credit delinquency was most notable within first lien loans in Consumer Lending. Loan impairment charges in Mortgage Services, however, declined due to lower balances as the portfolio, which was put into run-off during 2007, further seasoned and continued to shrink.

Underlying loan impairment charges and other credit provisions were lower than in the second half of 2008.
     In the Consumer Lending unsecured portfolio, loan impairment charges rose due to credit delinquency in the 2006 and 2007 vintages, the effect of which was uneven, being more pronounced in certain geographical regions. In US Card and Retail Services, loan impairment charges increased for the reasons explained above, partly offset by an extended seasonal effect as consumers experienced a higher availability of cash due to various government economic stimulus programmes, reduced expenditure on energy, and lower levels of consumption, as well as management action taken to tighten credit availability.
     Notwithstanding the above, loan impairment charges in HSBC Finance were lower than in the second half of 2008 and were lower than might

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

have been anticipated given the rise in unemployment.
     To date, delinquency levels, which might have been affected by the closure of the Consumer Lending branches, continue to perform within expectations.
     In the UK, a rise in loan impairment charges in Personal Financial Services reflected rising delinquency rates in the personal loan and credit card portfolios due to a weakening economy. This was partly mitigated by the early implementation of improved collection practices and previous decisions to curtail growth in unsecured lending, which resulted in a year-on-year decline in other personal lending. In the real estate secured portfolios, overall delinquencies rose only modestly despite higher unemployment and continued house price depreciation, and loan impairment charges were low, reflecting modest growth in 2006 and 2007 and HSBC’s very limited participation in the buy-to-let and brokered segments of the market. HSBC’s mortgage exposure remained well-secured with average loan to value ratios in the UK of below 60 per cent. Credit quality in the unsecured portfolios deteriorated slightly in the period as consumers were affected by higher unemployment and lower household incomes.
     In Brazil, loan impairment charges in Personal Financial Services rose as increased unemployment led to higher delinquencies across a range of products, in addition to the non-recurrence of a significant recovery in the first half of 2008 from the sale of a portfolio of written-down loans. In Mexico, higher loan impairment charges reflected higher delinquency rates, most notably in the credit cards business, as the deterioration in economic conditions was exacerbated by the impact of the H1N1 flu virus. Tighter credit origination policies have been put in place in Mexico to limit new issuance and the existing portfolio is being worked down. In the first half of 2009, credit card outstanding balances fell from US$2.4 billion to US$2.1 billion.
     In Rest of Asia-Pacific, the rise in loan impairment charges in Personal Financial Services principally reflected a deterioration in the credit card and unsecured personal loan portfolios in India. HSBC took specific actions to mitigate loan losses there, including discontinuing origination in certain segments and tightening lending criteria, which resulted in a decline in balances.
     In Personal Financial Services in Hong Kong, loan impairment charges rose from a low base, with increased delinquency in the credit card portfolio as economic conditions weakened.
     In the Middle East, lower oil prices, a significant reduction in construction activity and the effect of falling equity and property prices on personal wealth contributed to the rise from a low base in loan impairment charges in the credit card and personal loan portfolios in Personal Financial Services, as economic activity in the region slowed and an increased numbers of expatriate workers departed leaving debts unpaid.
     In Global Banking and Markets, loan impairment charges and other credit risk provisions rose by US$1.6 billion to US$1.7 billion, which reflected deterioration in the credit position of a small number of clients. Within this total, US$0.6 billion reflected impairments recognised in the available-for-sale debt securities portfolio, most notably on monoline-wrapped bonds where the monoline insurer’s credit rating had been downgraded in the period; these impairments were in line with the stress test parameters described on page 149 of the Annual Report and Accounts 2008.
     In Commercial Banking, loan impairment charges rose by US$1.0 billion to US$1.5 billion. Loan impairment charges in the UK grew as continued weakness in the economy led to higher impairment charges particularly against exposures to the real estate and construction sectors. Higher loan impairment charges in India were mainly on a small number of exposures to technology-related companies. They also rose in Hong Kong as exporters experienced a sharp downturn in business due to the contraction in global trade, and in Brazil, where they were driven by credit quality deterioration on exposures to firms in the small and mid-market sectors due to a general slowdown in economic activity.
     Loan impairment charges in North America Commercial Banking rose from a relatively low base, driven by credit deterioration in business banking and commercial real estate exposures in the US, and among firms in the manufacturing, commercial real estate and export sectors in Canada which were affected by the continued weakness in the US economy.
     HSBC’s total outstanding customer loan impairment allowances at 30 June 2009 of US$28 billion represented 3.1 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 2.0 per cent at 30 June 2008.

Operating expenses

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
By expense category
Employee compensation and benefits	9,207	10,925	9,867
Premises and equipment (excluding depreciation and impairment)	2,048	2,137	2,168
General and administrative expenses	4,210	5,342	5,613

Administrative expenses	15,465	18,404	17,648
Depreciation and impairment of property, plant and equipment	814	863	887
Amortisation and impairment of intangible assets	379	346	387
Goodwill impairment	—	527	10,037

Operating expenses	16,658	20,140	28,959

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
Staff numbers (full-time equivalent)
Europe	79,132	84,457	82,093
Hong Kong	28,259	29,467	29,330
Rest of Asia-Pacific[17]	87,567	85,581	89,706
Middle East[17]	8,819	8,166	8,453
North America	37,021	48,069	44,725
Latin America	54,812	63,851	58,559

	295,610	319,591	312,866

For footnote, see page 94.

Reported operating expenses fell by US$3.5 billion to US$16.7 billion. On an underlying basis, operating expenditure fell by 6 per cent, primarily from the non-recurrence of a goodwill impairment charge in the first half of 2008 and an accounting benefit in the first half of 2009 from a change in the way certain staff benefits are provided to employees in the UK, partly offset by restructuring costs, primarily in the US and the UK, in 2009.

Operating expenses fell by 6 per cent despite continuing business expansion in selected markets and growth in performance-related compensation in Global Banking and Markets.
     Employee compensation and benefits fell by 4 per cent. The decrease in staff numbers in the US was primarily driven by the closure of the branch-based consumer finance business and lower volumes. In the UK, a reduction in costs reflected a change in the basis of delivering death-in-service, ill health and early retirement benefits for some UK employees, which generated an accounting gain of US$499 million partly offset by a change in actuarial valuation on the defined benefit pension scheme. Higher costs in Global Banking and Markets reflected a rise in performance-related pay.
     Premises and equipment costs increased as one-off costs were incurred due to the closure of the Consumer Lending branch network in the US and HFC UK branches in the UK. Business expansion, primarily in the Rest of Asia-Pacific region and the Middle East, also resulted in higher infrastructure costs.
     General and administrative expenses decreased as HSBC maintained its efforts to manage costs, increase efficiency and ‘join up’ the Group. The One HSBC programme continued to contribute to progress through better use of direct channels, increased automation of manual processes, enhanced utilisation of global service centres and elimination of redundant systems. Marketing and advertising costs fell in all regions, but most notably in North America as credit origination was heavily curtailed. There was an aggregate increase in deposit insurance costs of US$190 million in the US and in the UK as part of the bailout costs of failed banks. The recovery of transactional taxes in Brazil in 2008 also affected the period-on-period comparison.
     A goodwill impairment charge amounting to US$527 million was booked in the first half of 2008 to reflect deterioration in economic and credit conditions in North America at that time.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Cost efficiency ratios

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	%	%	%
HSBC	47.9	51.0	68.6

Personal Financial Services	49.1	49.5	108.1

Europe	65.7	57.3	69.4
Hong Kong	34.6	29.1	36.1
Rest of Asia-Pacific[17]	79.9	75.0	88.2
Middle East[17]	48.7	51.4	54.8
North America	36.9	44.6	181.9
Latin America	62.9	57.4	62.1

Commercial Banking	43.2	40.2	46.1

Europe	40.7	39.4	50.6
Hong Kong	33.4	23.7	28.9
Rest of Asia-Pacific[17]	45.4	44.9	46.7
Middle East[17]	32.1	31.9	32.2
North America	49.3	44.7	47.6
Latin America	54.4	55.2	54.7

For footnote, see page 94.
Share of profit in associates and joint ventures

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Associates
Bank of Communications Co., Limited	358	349	392
Ping An Insurance (Group) Company of China, Limited	235	297	27
Industrial Bank Co., Limited	92	102	119
The Saudi British Bank	136	146	105
Other	19	47	16

Share of profit in associates	840	941	659
Share of profit in joint ventures	27	29	32

Share of profit in associates and joint ventures	867	970	691

HSBC’s share of profit from its associates and joint ventures was US$867 million, a decrease of 11 per cent compared with the first half of 2008, and 13 per cent lower on an underlying basis.
     This decrease was principally driven by lower contributions from Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’), Industrial Bank Co., Limited (‘Industrial Bank’) and The Saudi British Bank.
     HSBC accounts for its associates in mainland China one quarter in arrears in order to meet the Group reporting timetable, so in the current period the contributions reflect the fourth quarter of 2008 and the first quarter of 2009.
     HSBC’s share of profits from the Bank of Communications Co., Limited (‘Bank of Communications’) remained in line with the first half of 2008 as increased fee income from cards and advisory services and cost savings were offset by reduced income from narrower deposit spreads.
     HSBC’s share of profits from Ping An Insurance decreased by 25 per cent due to the non-recurrence of favourable changes in investment assumptions in the first half of 2008.
     Profits from The Saudi British Bank were lower than in the first half of 2008 as an increase in net operating income due to strong foreign exchange and trade-related performance was offset by a rise in loan impairment charges and marginally higher operating expenses from business expansion.
     Profits from Industrial Bank declined marginally, due to a fall in net interest income as deposit spreads narrowed.
     The fall in share of profits from joint ventures reflected a decline in the profitability of HSBC Saudi Arabia Ltd (‘IBSA’) attributable to lower investment banking activity in 2009, offset in part by the inclusion in 2009 of profits from HSBC Merchant Services UK Ltd, which was created in June 2008. HSBC’s 49 per cent share of the latter was sold in June 2009.
Economic profit
HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit generated is used by management as one input in deciding where to allocate capital and other resources.
     In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit ahead of absolute amounts within business units. The long-term cost of capital is regularly benchmarked on a consolidated basis and for 2009 remains at 10 per cent.
     Economic profit decreased by US$4.0 billion. A decline in profit attributable reflected a significant increase in loan impairment charges and other credit risk provisions, and fair value losses on own debt of US$2.5 billion as credit spreads tightened, compared with a gain of US$0.8 billion in the first half of 2008.
     Average invested capital decreased by 7 per cent due to the impact on shareholders’ equity of the effect of a stronger US dollar on foreign currency translation, partly offset by the additional equity raised through the rights issue. The benefit of the rights issue was not fully reflected in the average invested capital as the transaction was not completed until the second quarter of 2009.
     The lower return on average invested capital led to a decrease in economic profit and an erosion in economic spread, which fell by 6.1 percentage points compared with the first half of 2008.

Economic profit

	Half-year to
	30 June 2009		30 June 2008[18]		31 December 2008
	US$m	%[19]	US$m	%[19]	US$m	%[19]
Average total shareholders’ equity	105,734		128,409		116,241
Adjusted by:
Goodwill previously amortised or written off	8,123		8,172		8,132
Property revaluation reserves	(804)		(847)		(809)
Reserves representing unrealised losses on effective cash flow hedges	582		1,069		926
Reserves representing unrealised losses on available-for-sale securities	19,456		3,989		14,281
Preference shares and other equity instruments	(3,538)		(1,939)		(3,423)

Average invested capital[20]	129,553		138,853		135,348

Return on average invested capital[21]	3,213	5.0	7,677	11.1	(2,180)	(3.2)

Benchmark cost of capital	(6,424)	(10.0)	(6,905)	(10.0)	(6,804)	(10.0)

Economic profit/(loss) and spread	(3,211)	(5.0)	772	1.1	(8,984)	(13.2)

For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Ratios of earnings to combined fixed charges (and preference share dividends)

	Half-year
	to 30 June	Year ended 31 December
	2009	2008	2007	2006	2005	2004
Ratios of earnings to combined fixed charges and preference share dividends
Ratios in accordance with IFRSs:
— excluding interest on deposits	3.46	2.97	6.96	7.22	9.16	8.64
— including interest on deposits	1.28	1.13	1.34	1.40	1.59	1.86
Ratios in accordance with UK GAAP:
— excluding interest on deposits	—	—	—	—	—	8.07
— including interest on deposits	—	—	—	—	—	1.81

Ratios of earnings to combined fixed charges
Ratios in accordance with IFRSs:
— excluding interest on deposits	3.89	3.17	7.52	7.93	9.60	8.64
— including interest on deposits	1.30	1.14	1.34	1.41	1.59	1.86

Ratios in accordance with UK GAAP:
— excluding interest on deposits	—	—	—	—	—	8.07
— including interest on deposits	—	—	—	—	—	1.81
For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.
The above table contains ratios based on UK GAAP, HSBC’s previous primary GAAP, which is not comparable to financial information based upon IFRSs, as explained in HSBC’s 2004 IFRSs Comparative Financial Information published on 5 July 2004.
Balance sheet

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	56,368	13,473	52,396
Trading assets	414,358	473,537	427,329
Financial assets designated at fair value	33,361	40,786	28,533
Derivatives	310,796	260,664	494,876
Loans and advances to banks	182,266	256,981	153,766
Loans and advances to customers	924,683	1,049,200	932,868
Financial investments	353,444	274,750	300,235
Other assets	146,567	177,287	137,462

Total assets	2,421,843	2,546,678	2,527,465

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	129,151	154,152	130,084
Customer accounts	1,163,343	1,161,923	1,115,327
Trading liabilities	264,562	340,611	247,652
Financial liabilities designated at fair value	77,314	89,758	74,587
Derivatives	298,876	251,357	487,060
Debt securities in issue	156,199	230,267	179,693
Liabilities under insurance contracts	48,184	46,851	43,683
Other liabilities	158,916	137,748	149,150

Total liabilities	2,296,545	2,412,667	2,427,236

Equity
Total shareholders’ equity	118,355	126,785	93,591
Minority interests	6,943	7,226	6,638

Total equity	125,298	134,011	100,229

Total equity and liabilities	2,421,843	2,546,678	2,527,465

A more detailed consolidated balance sheet is contained in the Financial Statements on page 201.

Movement between 31 December 2008 and 30 June 2009
Total assets amounted to US$2.4 trillion, 4 per cent lower than at 31 December 2008. On an underlying basis total assets fell by 9 per cent. A reconciliation of the reported to the underlying movement in the balance sheet is provided in the table on page 28. The following commentary is on an underlying basis.
     The reduction in the size of the Group’s balance sheet was largely attributable to a decline in the value of both derivative asset and liability positions as market volatility, credit spreads and interest rates all fell.
     The Group’s reported tier 1 ratio increased from 8.3 per cent to 10.1 per cent mainly due to additional equity of US$17.8 billion raised through the rights issue. For details of regulatory capital and risk-weighted assets, see pages 187 to 192.
Assets
Cash and balances at central banks increased by 5 per cent due to an increase in short-term funds held with central banks in Europe. This was partly offset by a redeployment of cash placements to treasury repos and government agency securities. Furthermore, additional liquidity was held in the US at 31 December 2008 to cover the pending card portfolio and vehicle finance asset transfers from HSBC Finance to HSBC Bank USA which were completed in January 2009.
     Trading assets fell by 8 per cent. In Hong Kong, reductions in both government debt securities and debt securities held for trading were reported. Funds were redeployed to interbank placements and available-for-sale debt securities, supporting a trend towards secured and government-guaranteed investments. In Europe, the decrease was led by a reduction in reverse repo balances as liquidity improved following government intervention.
     Financial assets designated at fair value increased by 8 per cent, primarily due to the purchase of UK government debt securities as part of Balance Sheet Management activities.
     Derivative assets decreased by 41 per cent with reductions across all asset classes, notably foreign exchange, interest rate and credit derivatives. Lower volatility within the financial markets, steepening yield curves in major currencies and narrowing credit spreads led to a fall in the fair value of outstanding derivative contracts.
     Loans and advances to banks grew by 15 per cent, mainly in Asia, as funds were redeployed from maturing debt securities to interbank placements.

HSBC’s published advances-to-deposits ratio remained conservative at 79.5 per cent at the end of the period.
     Loans and advances to customers fell by 6 per cent, driven by the run-off of the US Consumer Lending business, the sale of selected portfolios and lower credit origination as risk appetite was reduced in certain segments and customer demand declined. These factors were compounded by customer deleveraging in certain businesses and a decline in customer overdraft balances that are managed on a net basis but reported gross under IFRSs. By contrast, mortgage balances increased strongly in Europe and Hong Kong as HSBC targeted growth in these markets.
     Financial investments grew by 13 per cent due to the continued investment of surplus deposits in government-guaranteed, agency, supra-national and government debt securities. These were partly offset by maturing available-for-sale treasury bills in the UK and a lower level of available-for-sale asset-backed securities within the Group’s securities investment conduits (‘SIC’s) due to both disposal and maturity of securities.
     Other assets increased by 5 per cent, driven by growth in items in the course of transmission from other banks in Hong Kong as improved market sentiment led to a rise in equity-related transactions.
Liabilities
Deposits by banks fell by 6 per cent, mainly from lower Fed funds and maturing positions being settled and not replaced.
     Customer accounts decreased by 1 per cent, driven by an outflow of deposits in Europe as the economic situation improved and investor risk appetite increased. There was also a fall in deposits from customers whose accounts are managed net but reported gross under IFRSs, as referred to under Loans and advances to customers above. These factors were partly offset by an increase in deposits in Hong Kong.
     Trading liabilities increased by 1 per cent, driven by a seasonal rise in trading settlement account balances. This was partly offset by a reduction in repo balances in line with the decision to manage down reverse repo exposure described under Trading assets above.
     Derivatives are managed within market risk limits and, as a consequence, the movement in the value of derivative liabilities broadly matched that of derivative assets.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

     Debt securities in issue decreased by 16 per cent, primarily driven by a reduction in the North American funding requirements in line with the run-off of the consumer finance business.
     Liabilities under insurance contracts increased by 8 per cent, with higher insurance sales, particularly of traditional life products in Asia following the launch of several new products, and gains recorded on unit-linked funds due to an improvement in investment market performance.
     Other liabilities grew by 4 per cent, largely due to an increase in items in the course of transmission to other banks in Hong Kong as improved market conditions led to a rise in equity-related transactions.
Equity
Total shareholders’ equity increased by 23 per cent, mainly due to the additional equity raised through the rights issue.

Reconciliation of reported and underlying assets and liabilities

	30 June 2009 compared with 31 December 2008
			31 Dec 08
	31 Dec 08		at 30 Jun 09		30 Jun 09		Under-
	as	Currency	exchange	Underlying	as	Reported	lying
	reported	translation	rates	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	%	%
Cash and balances at central banks	52,396	1,543	53,939	2,429	56,368	8	5
Trading assets	427,329	20,655	447,984	(33,626)	414,358	(3)	(8)
Financial assets designated at fair value	28,533	2,353	30,886	2,475	33,361	17	8
Derivative assets	494,876	30,237	525,113	(214,317)	310,796	(37)	(41)
Loans and advances to customers	932,868	50,260	983,128	(58,445)	924,683	(1)	(6)
Loans and advances to banks	153,766	4,347	158,113	24,153	182,266	19	15
Financial investments	300,235	12,937	313,172	40,272	353,444	18	13
Other assets	137,462	1,879	139,341	7,226	146,567	7	5

Total assets	2,527,465	124,211	2,651,676	(229,833)	2,421,843	(4)	(9)

Deposits by banks	130,084	7,205	137,289	(8,138)	129,151	(1)	(6)
Customer accounts	1,115,327	57,629	1,172,956	(9,613)	1,163,343	4	(1)
Trading liabilities	247,652	13,104	260,756	3,806	264,562	7	1
Financial liabilities designated at fair value	74,587	2,773	77,360	(46)	77,314	4	—
Derivative liabilities	487,060	29,862	516,922	(218,046)	298,876	(39)	(42)
Debt securities in issue	179,693	5,597	185,290	(29,091)	156,199	(13)	(16)
Liabilities under insurance contracts	43,683	1,097	44,780	3,404	48,184	10	8
Other liabilities	149,150	3,903	153,053	5,863	158,916	7	4

Total liabilities	2,427,236	121,170	2,548,406	(251,861)	2,296,545	(5)	(10)
Total shareholders’ equity	93,591	2,862	96,453	21,902	118,355	26	23
Minority interests	6,638	179	6,817	126	6,943	5	2

Total equity	100,229	3,041	103,270	22,028	125,298	25	21

Total equity and liabilities	2,527,465	124,211	2,651,676	(229,833)	2,421,843	(4)	(9)

     In 2009, the effect of acquisitions was not material.

Other information
Funds under management

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$bn	US$bn	US$bn
Funds under management
At beginning of period	735	844	857
Net new money	1	23	(24)
Value change	21	(49)	(110)
Exchange and other	6	39	12

At end of period	763	857	735

Funds under management by business
HSBC Global Asset Management	387	389	370
Private Banking	223	289	219
Affiliates	3	5	2
Other	150	174	144

	763	857	735

Funds under management at 30 June 2009 were US$763 billion, an increase of 4 per cent when compared with 31 December 2008. Both Global Asset Management and Private Banking fund holdings increased, primarily as a result of the improved performance of global equity markets in the first half of the year.
     Global Asset Management funds increased to US$387 billion as a result of positive net flows into retail investment products, favourable foreign exchange movements and market performance.
     Emerging markets funds increased during the first half of 2009, driven by performance gains. HSBC remains one of the world’s largest emerging market asset managers with funds under management of US$69 billion.
     Private Banking funds increased by 2 per cent to US$223 billion, driven by equity market performance.
     Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, were US$345 billion, broadly in line with 31 December 2008.
     Other funds under management, which are mainly held by a corporate trust business in Asia, increased to US$150 billion.
Assets held in custody and under administration
Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2009, assets held by HSBC as custodian amounted to US$4.5 trillion, 25 per cent higher than the US$3.6 trillion held at 31 December 2008. This increase was largely a result of increased asset values.
     HSBC’s assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 30 June 2009, the value of assets held under administration by the Group amounted to US$2.8 trillion, compared with US$3.3 trillion at 31 December 2008.
Review of transactions with related parties
As required by the Financial Services Authority’s (‘FSA’s) Disclosure and Transparency Rules, a fair review of related party transactions that have taken place in the first six months of the current financial year and any changes in the related parties transactions described in the Annual Report and Accounts 2008 has been undertaken. Pursuant to this review, where transactions and balances with related parties have a material effect on the financial position or performance of HSBC they have been disclosed in the Notes on the Financial Statements.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Customer groups and global businesses
Summary
HSBC manages its business through two customer groups, Personal Financial Services and Commercial Banking, and two global businesses, Global Banking and Markets, and Private Banking. Personal Financial Services incorporates the Group’s consumer finance businesses.
     All commentaries on the customer groups and global businesses are on an underlying basis unless stated otherwise.

Profit/(loss) before tax

	Half-year to
	30 June 2009		30 June 2008		31 December 2008
	US$m	%	US$m	%	US$m	%
Personal Financial Services	(1,249)	(24.9)	2,313	22.6	(13,287)	(1,413.5)
Commercial Banking	2,432	48.5	4,611	45.0	2,583	274.8
Global Banking and Markets	6,298	125.5	2,690	26.2	793	84.3
Private Banking	632	12.6	822	8.0	625	66.5
Other[22]	(3,094)	(61.7)	(189)	(1.8)	8,346	887.9

	5,019	100.0	10,247	100.0	(940)	(100.0)

Total assets23

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	US$m	%	US$m	%	US$m	%
Personal Financial Services	547,084	22.6	619,528	24.3	527,901	20.9
Commercial Banking	249,030	10.3	292,871	11.5	249,218	9.9
Global Banking and Markets	1,770,618	73.1	1,823,167	71.6	1,991,852	78.8
Private Banking	117,468	4.9	144,331	5.7	133,216	5.2
Other	170,414	7.0	141,946	5.6	145,581	5.8
Intra-HSBC items	(432,771)	(17.9)	(475,165)	(18.7)	(520,303)	(20.6)

	2,421,843	100.0	2,546,678	100.0	2,527,465	100.0

For footnotes, see page 94.
Basis of preparation

Customer group results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and GMO functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.
     Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

Personal Financial Services
Profit/(loss) before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net interest income	12,650	15,217	14,202

Net fee income	4,045	5,626	4,481

Trading income excluding net interest income	450	142	33
Net interest income on trading activities	39	42	37

Net trading income[24]	489	184	70
Net income/(expense) from financial instruments designated at fair value	744	(1,135)	(1,777)
Gains less losses from financial investments	195	585	78
Dividend income	17	15	75
Net earned insurance premiums	4,585	4,746	5,337
Other operating income/ (expense)	302	390	(131)

Total operating income	23,027	25,628	22,335

Net insurance claims[25]	(5,144)	(3,206)	(3,268)

Net operating income[7]	17,883	22,422	19,067

Loan impairment charges and other credit risk provisions	(10,673)	(9,384)	(11,836)

Net operating income	7,210	13,038	7,231

Total operating expenses (excluding goodwill impairment)	(8,774)	(10,572)	(10,568)
Goodwill impairment	—	(527)	(10,037)

Operating profit/(loss)	(1,564)	1,939	(13,374)

Share of profit in associates and joint ventures	315	374	87

Profit/(loss) before tax	(1,249)	2,313	(13,287)

By geographical region
Europe	212	1,324	334
Hong Kong	1,337	2,036	1,392
Rest of Asia-Pacific[17]	135	326	(115)
Middle East[17]	35	209	80
North America	(2,843)	(2,050)	(15,178)
Latin America	(125)	468	200

	(1,249)	2,313	(13,287)

	%	%	%
Share of HSBC’s profit before tax	(24.9)	22.6	(1,413.5)
Cost efficiency ratio	49.1	49.5	108.1

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	400,692	458,302	401,402
Total assets	547,084	619,528	527,901
Customer accounts	482,935	474,263	440,338
For footnotes, see page 94.
Financial and business highlights
•	The reported loss before tax of US$1.2 billion compared with a profit of US$2.3 billion in the first half of 2008 as loan impairment charges rose in all regions, particularly in North America, following further deterioration in global economic conditions.

•	Net interest income was constrained by lower average customer loans as the US loan portfolio contracted, and by deposit spread compression following lower base rates. Revenue was further affected by a reduction in non-interest income due to lower spending levels and reduced transaction volumes in most regions, and weaker investment and insurance income.

•	Costs were essentially unchanged excluding the US$527 million goodwill impairment charge in North America in the first half of 2008 and a US$225 million accounting benefit from a change in the first half of 2009 in the way death-in-service, ill health and early retirement benefits for some UK employees is delivered. Further restructuring of the consumer finance businesses, principally in the US, and tight control of discretionary expenditure in all regions funded infrastructure growth in developing markets.

•	Loan impairment charges grew by 20 per cent, most notably in Consumer Lending in the US, as the economic downturn continued. Outside the US, credit quality deteriorated across a range of products and regions, with stresses most evident in the unsecured lending portfolios in the UK, the Middle East, Brazil, Mexico and India. HSBC continued to limit asset growth and to reduce risk in these markets where economic conditions remain uncertain and unemployment is rising by improving collections, reducing credit lines and further tightening lending criteria.

•	Customer accounts were broadly in line with December 2008 levels as HSBC retained most of the balances gained during the market turmoil experienced in 2008, and deposit growth was strong in Asia. Loans and advances to customers fell by 5 per cent as the US consumer finance portfolio declined and, globally, customers reduced their use of credit. At 30 June 2009, the aggregate ratio of customer advances to deposits was 83 per cent, compared with 91 per cent at the end of December 2008.

•	The HSBC Premier (‘Premier’) product offering grew to 2.9 million customers in the first half of 2009 and remained at the core of HSBC’s wealth

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

management proposition. The Premier service was launched in Russia and Colombia during the period, taking the total number of territories to 43. 541,000 net new customers joined Premier, of whom more than 68 per cent were new to the Group.

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Personal Financial Services

Net interest income	15,217	(36)	(1,363)	13,818	—	(1,168)	12,650	(17)	(8)
Net fee income	5,626	(32)	(536)	5,058	—	(1,013)	4,045	(28)	(20)
Other income[6]	1,579	(50)	(224)	1,305	—	(117)	1,188	(25)	(9)

Net operating income[7]	22,422	(118)	(2,123)	20,181	—	(2,298)	17,883	(20)	(11)

Loan impairment charges and other credit risk provisions	(9,384)	3	488	(8,893)	—	(1,780)	(10,673)	(14)	(20)

Net operating income	13,038	(115)	(1,635)	11,288	—	(4,078)	7,210	(45)	(36)

Operating expenses (excluding goodwill impairment)	(10,572)	38	1,228	(9,306)	—	532	(8,774)	17	6
Goodwill impairment	(527)	—	—	(527)	—	527	—	100	100

Operating profit/(loss)	1,939	(77)	(407)	1,455	—	(3,019)	(1,564)	(181)	(207)

Income from associates	374	—	14	388	—	(73)	315	(16)	(19)

Profit/(loss) before tax	2,313	(77)	(393)	1,843	—	(3,092)	(1,249)	(154)	(168)

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Personal Financial Services

Net interest income	14,202	—	(740)	13,462	—	(812)	12,650	(11)	(6)
Net fee income	4,481	—	(288)	4,193	—	(148)	4,045	(10)	(4)
Other income[6]	384	(71)	(94)	219	—	969	1,188	209	442

Net operating income[7]	19,067	(71)	(1,122)	17,874	—	9	17,883	(6)	—

Loan impairment charges and other credit risk provisions	(11,836)	—	318	(11,518)	—	845	(10,673)	10	7

Net operating income	7,231	(71)	(804)	6,356	—	854	7,210	—	13

Operating expenses (excluding goodwill impairment)	(10,568)	—	707	(9,861)	—	1,087	(8,774)	17	11
Goodwill impairment	(10,037)	—	—	(10,037)	—	10,037	—	100	100

Operating loss	(13,374)	(71)	(97)	(13,542)	—	11,978	(1,564)	88	88

Income from associates	87	—	—	87	—	228	315	262	262

Loss before tax	(13,287)	(71)	(97)	(13,455)	—	12,206	(1,249)	91	91

For footnotes, see page 94.

Commercial Banking
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net interest income	3,809	4,747	4,747

Net fee income	1,749	2,165	1,932

Trading income excluding net interest income	183	197	172
Net interest income/ (expense) on trading activities	11	24	(7)

Net trading income[24]	194	221	165
Net expense from financial instruments designated at fair value	(17)	(59)	(165)
Gains less losses from financial investments	25	191	2
Dividend income	3	3	85
Net earned insurance premiums	390	360	319
Other operating income	519	718	221

Total operating income	6,672	8,346	7,306

Net insurance claims[25]	(328)	(190)	(145)

Net operating income[7]	6,344	8,156	7,161

Loan impairment charges and other credit risk provisions	(1,509)	(563)	(1,610)

Net operating income	4,835	7,593	5,551

Total operating expenses	(2,740)	(3,280)	(3,301)

Operating profit	2,095	4,313	2,250

Share of profit in associates and joint ventures	337	298	333

Profit before tax	2,432	4,611	2,583

By geographical region
Europe	852	1,940	782
Hong Kong	424	869	446
Rest of Asia-Pacific[17]	459	653	582
Middle East[17]	252	308	250
North America	224	430	228
Latin America	221	411	295

	2,432	4,611	2,583

	%	%	%
Share of HSBC’s profit before tax	48.5	45.0	274.8
Cost efficiency ratio	43.2	40.2	46.1

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	198,903	238,116	203,949
Total assets	249,030	292,871	249,218
Customer accounts	239,933	247,705	235,879
For footnotes, see page 94.
Financial and business highlights
•	Commercial Banking demonstrated considerable resilience in difficult economic markets, generating pre-tax profits of US$2.4 billion, including US$1.4 billion from emerging markets. The decline of 39 per cent on the first half of 2008 resulted from reduced deposit spreads in the low interest rate environment and from increased loan impairment charges. A gain on disposal of HSBC’s remaining stake in its UK merchant card-acquiring business reported in other operating income was less than the related gain in the comparable period last year.

•	Revenues declined by 6 per cent, as the fall in deposit spreads exceeded increased spreads on new lending, and fee income was constrained by lower business volumes. The increase in loan impairment charges was broadly spread across geographical regions and segments, reflecting the global spread of the economic downturn and representing 153 basis points of average advances. Operating expenses were in line, as modest cost growth was offset by an accounting benefit of US$190 million (see page 23).

•	Customer balances were 3 per cent lower than at the end of 2008, but 7 per cent higher than at 30 June 2008 at US$240 billion, as the Group retained the majority of the balance growth attracted to HSBC’s brand strength during the second half of 2008. Growth in new lending was achieved in selected emerging markets, though loans and advances to customers declined overall as muted customer demand reflected the contraction in global trade and the difficult economic situation. These movements strengthened liquidity, as seen in the ratio of aggregate customer advances to deposits of 83 per cent.

•	The success of the strategy of ‘leading international business’ was demonstrated by strong growth in product revenues, notably 19 per cent and 11 per cent increases in revenue from foreign exchange and from trade and supply chain products, respectively. The number of customers using the HSBCnet platform increased, particularly in India and Canada. The volume of successful referrals from Global Links increased by 7 per cent compared with the first half of 2008, contributing US$4 billion in aggregate transaction value.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

•	A deposit base of over US$100 billion illustrated Commercial Banking’s success in positioning itself as the ‘best bank for small business’ as the vast majority of such customers are deposit and payment services customers. The recruitment of new customers in the small and micro segments increased total customer numbers to 3.1 million with developing markets contributing over 61 per cent of organic growth. Business Direct is now available in eight countries, with nearly 300,000 registered customers. New receivables finance and insurance offerings were also launched in a number of countries.

•	Commercial Banking deepened its connections within the Group through an initiative to increase cross-referrals with Premier. Referrals to Private Banking contributed over US$650 million in new client assets.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08 at
	1H08	acquisitions		1H09	1H09	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	acquisitions and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Commercial Banking

Net interest income	4,747	(29)	(638)	4,080	—	(271)	3,809	(20)	(7)
Net fee income	2,165	(26)	(337)	1,802	—	(53)	1,749	(19)	(3)
Other income[6]	1,244	(464)	(198)	582	280	(76)	786	(37)	(13)

Net operating income[7]	8,156	(519)	(1,173)	6,464	280	(400)	6,344	(22)	(6)

Loan impairment charges and other credit risk provisions	(563)	3	98	(462)	—	(1,047)	(1,509)	(168)	(227)

Net operating income	7,593	(516)	(1,075)	6,002	280	(1,447)	4,835	(36)	(24)

Operating expenses	(3,280)	30	485	(2,765)	—	25	(2,740)	17	1

Operating profit	4,313	(486)	(590)	3,237	280	(1,422)	2,095	(51)	(44)

Income from associates	298	—	6	304	—	33	337	13	11

Profit before tax	4,611	(486)	(584)	3,541	280	(1,389)	2,432	(47)	(39)

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Commercial Banking

Net interest income	4,747	—	(347)	4,400	—	(591)	3,809	(20)	(13)
Net fee income	1,932	—	(151)	1,781	—	(32)	1,749	(9)	(2)
Other income[6]	482	—	(39)	443	280	63	786	63	14

Net operating income[7]	7,161	—	(537)	6,624	280	(560)	6,344	(11)	(8)

Loan impairment charges and other credit risk provisions	(1,610)	—	64	(1,546)	—	37	(1,509)	6	2

Net operating income	5,551	—	(473)	5,078	280	(523)	4,835	(13)	(10)

Operating expenses	(3,301)	—	265	(3,036)	—	296	(2,740)	17	10

Operating profit	2,250	—	(208)	2,042	280	(227)	2,095	(7)	(11)

Income from associates	333	—	(1)	332	—	5	337	1	2

Profit before tax	2,583	—	(209)	2,374	280	(222)	2,432	(6)	(9)

For footnotes, see page 94.

Global Banking and Markets
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net interest income	4,667	3,737	4,804

Net fee income	1,968	2,354	1,937

Trading income/(expense) excluding net interest income	3,422	360	(203)
Net interest income on trading activities	1,056	273	51

Net trading income/(expense)[24]	4,478	633	(152)
Net income/(expense) from financial instruments designated at fair value	329	(211)	(227)
Gains less losses from financial investments	158	244	(571)
Dividend income	23	49	27
Net earned insurance premiums	40	62	43
Other operating income	603	551	317

Total operating income	12,266	7,419	6,178

Net insurance claims[25]	(35)	(40)	(39)

Net operating income[7]	12,231	7,379	6,139

Loan impairment charges and other credit risk provisions	(1,732)	(115)	(1,356)

Net operating income	10,499	7,264	4,783

Total operating expenses	(4,405)	(4,827)	(4,265)

Operating profit	6,094	2,437	518

Share of profit in associates and joint ventures	204	253	275

Profit before tax	6,298	2,690	793

By geographical region
Europe	2,891	1,190	(995)
Hong Kong	907	770	666
Rest of Asia-Pacific[17]	1,239	1,546	1,424
Middle East[17]	304	426	390
North America	477	(1,625)	(950)
Latin America	480	383	258

	6,298	2,690	793

	%	%	%
Share of HSBC’s profit before tax	125.5	26.2	84.3
Cost efficiency ratio	36.0	65.4	69.5
For footnotes, see page 94.
Financial and business highlights
•	Global Banking and Markets delivered a record half-year performance with pre-tax profits of US$6.3 billion, an increase of US$3.6 billion or 134 per cent compared with the first half of 2008, on a reported basis, underscored by robust performance in both developed and emerging markets. Higher margins and an increase in market share gave impetus to revenue growth across core businesses, with a record performance in Rates and an increase in revenues in foreign exchange and financing and equity capital markets. Balance Sheet Management also reported record revenues. The reported cost efficiency ratio improved by 29.4 percentage points to 36.0 per cent as revenues grew faster than operating expenses, with active cost management limiting the latter to a relatively modest rise.
•	Write-downs on legacy positions in credit trading, leveraged and acquisition financing and monoline credit exposures, which totalled US$762 million, were significantly lower than those recorded in the first and second halves of 2008. The reduction was driven by relatively smaller decreases in asset prices, coupled with the non-recurrence of impairments on trading assets which were reclassified from trading assets to loans and receivables in the second half of 2008, following the IASB’s amendments to IAS 39. This was partly offset by a fair value loss of US$127 million resulting from tightening credit spreads on structured liabilities; a gain of US$262 million was reported in the first half of 2008.
•	Loan impairment charges and other credit risk provisions increased by US$1.6 billion, from a very low base. Loan impairment charges were US$1.2 billion compared with only US$23 million in the first half of 2008, primarily driven by a deterioration in the credit position of a small number of clients. This is reflective of the continuing market trends of a rise in the number and severity of defaults on loans despite recent improvements in investor sentiment. Impairment charges on the available-for-sale portfolio were US$564 million compared with US$51 million and US$575 million in the first and second halves of 2008, respectively. These remained within the parameters of the stress tests described on page 149 of the Annual Report and Accounts 2008.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Management view of total operating income

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Global Markets[26]	5,991	1,688	988

Credit	1,066	(3,124)	(2,378)
Rates	1,964	1,303	730
Foreign exchange	1,797	1,546	2,296
Equities	315	746	(810)
Securities services	712	1,112	1,004
Asset and structured finance	137	105	146

Global Banking	2,403	2,432	3,286

Financing and equity capital markets	1,609	1,371	2,201
Payments and cash management	535	839	826
Other transaction services	259	222	259

Balance Sheet Management	3,350	1,630	1,988
Global Asset Management	414	669	265
Principal Investments	(38)	167	(582)
Other[27]	146	833	233

Total operating income	12,266	7,419	6,178

For footnotes, see page 94.
•	Within the Group’s available-for-sale portfolio, the negative reserves in respect of asset-backed securities reduced to US$17.5 billion. However, due to the underlying credit quality and seniority of the tranches held by HSBC, only a relatively modest impairment charge of US$539 million was identified on securities with a nominal value of US$721 million and was taken to the income statement in the first half of 2009. The expected cash flow impairment on these securities was US$148 million. A further US$646 million impairment was absorbed by income note holders who take the first loss on positions within the SICs now consolidated in HSBC’s accounts. Further details on the SICs are provided on page 100.
•	Reflecting the continuing success of the ‘emerging markets-led and financing-focused’ strategy were a number of key industry awards, including ‘Best Global Debt House’, ‘Best Global Transaction Banking House’, ‘Best Debt House in Latin America’, ‘Best Debt House in Asia’, and ‘Best Debt House in the Middle East’ in Euromoney.
•	In Global Markets, volatile markets and increased customer activity in Rates, most notably in Europe, provided a backdrop against which market share increased and revenue grew robustly. The increase in foreign exchange revenues was driven by higher margins. Record revenues in Rates were boosted by improved margins and greater opportunities to trade debt issued by governments and corporations, as they sought to alleviate symptoms of a capital drought. With greater liquidity in financial markets, credit spreads improved considerably and, in addition to the fall in write-downs on legacy positions noted above, performance in the Credit trading business improved.
•	Securities services revenues declined as lower interest rates drove down overall margins, and assets under custody fell. In Asia, however, recent improvements in regional equity markets stimulated increases in volumes and assets under custody in the second quarter of 2009.
•	In Global Banking, robust performance in the credit and lending business highlighted the strength of HSBC’s franchise and the quality of the client portfolio; higher margins drove the 17 per cent increase in revenues. This increase was partly offset by modest fair value losses on credit default swap transactions as credit spreads tightened. Payments and cash management activities continued to be adversely affected by the low interest rate environment, partly countered by an increase in liability balances.
•	Balance Sheet Management continued to benefit from increasing flows of surplus deposits from the other customer groups and correct positioning against interest rate falls.
•	Global Asset Management continued to be adversely affected by the fall in equity markets during 2008 and the first quarter of 2009, resulting in decreases in management fees and performance fees. However, improving global markets and returning investor confidence resulted in a stronger performance in the second quarter. Funds under management at June 2009 were marginally down on June 2008. Global Asset Management launched a new range of funds, ‘HSBC World Selection’, in conjunction with Personal Financial Services, raising US$580 million in the first half of 2009 and demonstrating HSBC’s breadth as a global asset manager and the value of close working relationships with other HSBC customer groups.
•	In Principal Investments, private equity revenues were adversely affected by an illiquid market. This, coupled with a small number of impairments on investments, resulted in a US$205 million decrease in revenues.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Global Banking and Markets

Net interest income	3,737	—	(411)	3,326	—	1,341	4,667	25	40
Net fee income	2,354	—	(264)	2,090	—	(122)	1,968	(16)	(6)
Other income[6]	1,288	—	(425)	863	—	4,733	5,596	334	548

Net operating income[7]	7,379	—	(1,100)	6,279	—	5,952	12,231	66	95

Loan impairment charges and other credit risk provisions	(115)	—	7	(108)	—	(1,624)	(1,732)	(1,406)	(1,504)

Net operating income	7,264	—	(1,093)	6,171	—	4,328	10,499	45	70

Operating expenses	(4,827)	—	635	(4,192)	—	(213)	(4,405)	9	(5)

Operating profit	2,437	—	(458)	1,979	—	4,115	6,094	150	208

Income from associates	253	—	5	258	—	(54)	204	(19)	(21)

Profit before tax	2,690	—	(453)	2,237	—	4,061	6,298	134	182

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Global Banking and Markets

Net interest income	4,804	—	(258)	4,546	—	121	4,667	(3)	3
Net fee income	1,937	—	(105)	1,832	—	136	1,968	2	7
Other income[6]	(602)	—	(166)	(768)	—	6,364	5,596	1,030	829

Net operating income[7]	6,139	—	(529)	5,610	—	6,621	12,231	99	118

Loan impairment charges and other credit risk provisions	(1,356)	—	133	(1,223)	—	(509)	(1,732)	(28)	(42)

Net operating income	4,783	—	(396)	4,387	—	6,112	10,499	120	139

Operating expenses	(4,265)	—	369	(3,896)	—	(509)	(4,405)	(3)	(13)

Operating profit	518	—	(27)	491	—	5,603	6,094	1,076	1,141

Income from associates	275	—	(1)	274	—	(70)	204	(26)	(26)

Profit before tax	793	—	(28)	765	—	5,533	6,298	694	723

For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Balance sheet data significant to Global Banking and Markets

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific[17]	East[17]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009

Trading assets[28]	287,752	24,818	15,812	500	68,707	7,600	405,189
Derivative assets	178,579	20,034	19,355	682	84,307	3,921	306,878
Loans and advances to:
- customers (net)	198,290	23,182	21,682	6,799	28,320	9,055	287,328
- banks (net)	66,639	33,833	27,487	4,470	8,703	15,572	156,704
Financial investments[28]	95,658	76,095	33,532	9,479	49,878	10,700	275,342
Total assets[23]	1,060,344	221,196	138,266	27,423	269,492	53,897	1,770,618

Deposits by banks	84,262	10,006	12,394	974	11,297	3,959	122,892
Customer accounts	208,792	34,875	42,712	7,312	19,268	18,003	330,962
Trading liabilities	161,294	11,019	3,747	39	66,308	5,737	248,144
Derivative liabilities	173,563	20,200	18,606	678	80,583	3,680	297,310

At 30 June 2008

Trading assets[28]	334,769	13,990	21,746	986	89,813	8,792	470,096
Derivative assets	147,265	14,344	17,115	630	68,405	3,511	251,270
Loans and advances to:
- customers (net)	210,727	20,257	28,609	6,392	27,137	10,704	303,826
- banks (net)	78,488	64,186	30,587	8,996	18,624	13,812	214,693
Financial investments[28]	88,717	34,455	33,595	7,036	35,902	11,781	211,486
Total assets[23]	1,100,421	201,094	151,490	28,966	284,015	57,181	1,823,167

Deposits by banks	105,792	4,417	18,225	1,888	10,909	2,812	144,043
Customer accounts	196,432	31,577	48,625	9,537	23,709	19,072	328,952
Trading liabilities	219,526	13,565	8,388	86	82,312	4,107	327,984
Derivative liabilities	145,997	12,330	16,543	642	69,781	3,771	249,064

At 31 December 2008

Trading assets[28]	281,089	45,398	19,192	414	74,498	5,004	425,595
Derivative assets	303,265	26,989	25,492	1,014	125,848	5,145	487,753
Loans and advances to:
- customers (net)	185,818	23,042	27,941	6,649	35,583	8,273	287,306
- banks (net)	49,508	20,970	21,309	5,401	9,238	12,574	119,000
Financial investments[28]	105,546	46,964	29,772	7,574	39,841	8,179	237,876
Total assets[23]	1,180,759	233,187	147,714	27,975	348,347	53,870	1,991,852

Deposits by banks	79,509	11,509	12,261	944	16,244	3,871	124,338
Customer accounts	199,687	30,866	42,977	7,628	23,844	15,384	320,386
Trading liabilities	144,759	13,056	3,633	54	72,325	2,546	236,373
Derivative liabilities	300,200	28,536	25,465	1,016	122,699	4,615	482,531
For footnotes, see page 94.

Private Banking
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net interest income	784	783	829

Net fee income	602	814	662

Trading income excluding net interest income	154	211	197
Net interest income on trading activities	9	7	7

Net trading income[24]	163	218	204
Net income/(expense) from financial instruments designated at fair value	—	1	(1)
Gains less losses from financial investments	(2)	80	(16)
Dividend income	2	4	4
Other operating income	40	16	33

Total operating income	1,589	1,916	1,715

Net insurance claims[25]	—	—	—

Net operating income[7]	1,589	1,916	1,715

Loan impairment (charges)/ recoveries and other credit risk provisions	(14)	4	(72)

Net operating income	1,575	1,920	1,643

Total operating expenses	(949)	(1,098)	(1,018)

Operating profit	626	822	625

Share of profit in associates and joint ventures	6	—	—

Profit before tax	632	822	625

By geographical region
Europe	447	579	419
Hong Kong	106	123	114
Rest of Asia-Pacific[17]	47	52	57
Middle East[17]	5	2	2
North America	23	58	25
Latin America	4	8	8

	632	822	625

	%	%	%
Share of HSBC’s profit before tax	12.6	8.0	66.5
Cost efficiency ratio	59.7	57.3	59.4

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	34,282	45,895	37,590
Total assets	117,468	144,331	133,216
Customer accounts	108,278	109,776	116,683
For footnotes, see page 94.
Financial and business highlights
•	Pre-tax profits of US$632 million declined by 23 per cent or 18 per cent on an underlying basis. Underlying net operating income decreased by 13 per cent, driven by a fall in the value of client assets and lower transaction volumes as a result of client risk aversion and volatile equity markets. In addition, gains recorded in the first half of 2008 on the sale of HSBC’s residual interest in the Hermitage Fund did not recur. These factors were partly offset by an increase in net interest income following successful positioning in the expectation of falling interest rates and growth in deposits. Loan impairment charges remained at a low level, despite the financial crisis.
•	Operating expenses decreased by 9 per cent to US$949 million, mainly from reduced performance-related pay reflecting lower profits and strong cost control, including the implementation of a number of cost saving initiatives. The benefit from lower overall staff numbers was partly offset by redundancy costs and the hiring of almost 300 new front office staff in HSBC’s core faster-growing markets, including mainland China, India and Russia, where Private Banking operations continued to expand.
     Client assets

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$bn	US$bn	US$bn
At beginning of period	352	421	421
Net new money	(7)	15	9
Value change	7	(20)	(51)
Exchange/other	(7)	5	(27)

At end of period	345	421	352

•	Reported client assets were relatively unchanged at US$345 billion, as portfolio appreciation and foreign exchange movements offset a net outflow of funds caused by redemptions of hedge fund products, client deleveraging and deposit price competition. There were positive inflows in Latin America and Asia, and net inflows of more than US$2 billion were generated from referrals of clients by other parts of the HSBC Group.
•	Reported total client assets remained relatively unchanged at US$426 billion. ‘Total client assets’ is equivalent to many industry definitions of assets under management which include some non-financial assets held in client trusts.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

•	HSBC Alternative Investments Limited achieved strong returns on fund of hedge fund products for the year to date, including 5.4 per cent on the flagship HSBC GH fund. Subscription levels improved and a ‘Distressed Markets’ fund of hedge funds launched in May 2009 received strong support from clients with US$111 million raised so far. Hedge fund redemptions have also reduced.
•	With interest rates at all time lows, clients invested heavily in higher yielding structured notes products issued by HSBC, with take up of around US$3.0 billion. Other new initiatives are being developed in preparation for the market turnaround.
•	The Private Bank launched a marketing campaign around HSBC’s global ability to open doors and connect clients’ wealth to a world of opportunities.
•	The legal merger of HSBC’s two Swiss private banks was completed in April 2009 and good progress has been made on IT and operational integration, due to be finished later this year.
•	Operations were launched in Russia in 2009, supporting HSBC’s strategy of investing in emerging markets and domestic operations. Work also commenced with the Group’s associate in Saudi Arabia on expanding the local Private Banking business.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Private Banking

Net interest income	783	—	(48)	735	—	49	784	—	7
Net fee income	814	—	(36)	778	—	(176)	602	(26)	(23)
Other income[6]	319	—	(24)	295	—	(92)	203	(36)	(31)

Net operating income[7]	1,916	—	(108)	1,808	—	(219)	1,589	(17)	(12)

Loan impairment charges and other credit risk provisions	4	—	—	4	—	(18)	(14)	(450)	(450)

Net operating income	1,920	—	(108)	1,812	—	(237)	1,575	(18)	(13)

Operating expenses	(1,098)	—	58	(1,040)	—	91	(949)	14	9

Operating profit	822	—	(50)	772	—	(146)	626	(24)	(19)

Income from associates	—	—	—	—	—	6	6	—	—

Profit before tax	822	—	(50)	772	—	(140)	632	(23)	(18)

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Private Banking

Net interest income	829	—	(20)	809	—	(25)	784	(5)	(3)
Net fee income	662	—	(14)	648	—	(46)	602	(9)	(7)
Other income[6]	224	—	(2)	222	—	(19)	203	(9)	(9)

Net operating income[7]	1,715	—	(36)	1,679	—	(90)	1,589	(7)	(5)

Loan impairment charges and other credit risk provisions	(72)	—	6	(66)	—	52	(14)	81	79

Net operating income	1,643	—	(30)	1,613	—	(38)	1,575	(4)	(2)

Operating expenses	(1,018)	—	22	(996)	—	47	(949)	7	5

Operating profit	625	—	(8)	617	—	9	626	—	1

Income from associates	—	—	—	—	—	6	6	—	—

Profit before tax	625	—	(8)	617	—	15	632	1	2

For footnotes, see page 94.

Other
Profit/(loss) before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net interest expense	(551)	(375)	(581)

Net fee income	64	32	21

Trading income/(expense) excluding net interest income	92	(271)	9
Net interest income/(expense) on trading activities	18	(82)	(186)

Net trading income/(expense)[24]	110	(353)	(177)

Changes in fair value of long-term debt issued and related derivatives	(2,300)	577	6,102
Net income/(expense) from other financial instruments designated at fair value	(279)	243	504

Net income/(expense) from financial instruments designated at fair value	(2,579)	820	6,606
Gains less losses from financial investments	(53)	(283)	(113)
Dividend income	12	17	(7)
Net earned insurance premiums	(3)	(15)	(2)
Gains on disposal of French regional banks	—	—	2,445
Other operating income	2,172	1,943	2,318

Total operating income/(expense)	(828)	1,786	10,510

Net insurance claims[25]	—	(1)	—

Net operating income/(expense)[7]	(828)	1,785	10,510

Loan impairment charges and other credit risk provisions	(3)	—	(5)

Net operating income/(expense)	(831)	1,785	10,505

Total operating expenses	(2,268)	(2,019)	(2,155)

Operating profit/(loss)	(3,099)	(234)	8,350

Share of profit/(loss) in associates and joint ventures	5	45	(4)

Profit/(loss) before tax	(3,094)	(189)	8,346

By geographical region
Europe	(1,426)	144	5,152
Hong Kong	(273)	(725)	(230)
Rest of Asia-Pacific[17]	142	57	140
Middle East[17]	47	45	34
North America	(1,584)	294	3,240
Latin America	—	(4)	10

	(3,094)	(189)	8,346

	%	%	%
Share of HSBC’s profit before tax	(61.7)	(1.8)	887.9
Cost efficiency ratio	(273.9)	113.1	20.5
For footnotes, see page 94.
Balance sheet data23

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Loans and advances to customers (net)	3,478	3,061	2,621
Total assets	170,414	141,946	145,581
Customer accounts	1,235	1,227	2,041
Notes
•	A loss before tax in Other of US$3.1 billion compared with a loss of US$189 million in the first half of 2008. This was attributable to losses on the fair value of HSBC’s own debt which contrasted with gains booked in the comparable periods. For a description of the main items reported under ‘Other’, see footnote 22 on page 94.
•	Net expense from financial investments designated at fair value was US$2.6 billion, compared with income of US$820 million in the first half of 2008. This was largely driven by the partial reversal of fair value gains booked in previous years on certain long-term debt issued by HSBC Holdings and its North American and European subsidiaries, and resulted from a significant contraction of credit spreads in the second quarter of 2009.
•	Net trading income rose by US$463 million on a reported basis to US$110 million driven largely by fair value gains on certain non-qualifying hedges. These gains were partly offset by losses of US$344 million on a forward foreign exchange contract associated with hedging the proceeds of the Group’s US$17.8 billion rights issue, which was completed in April 2009.
•	Net losses from financial investments amounted to US$53 million compared with a net loss of US$283 million in the first half of 2008, driven by lower impairment losses on certain equity investments.
•	The Group continued to pursue its Global Resourcing model, migrating further activities to Global Centres of Excellence. As a result, costs rose by 9 per cent in the Group Service Centres All costs are recharged to HSBC’s customer groups and global businesses and related revenue reported under ‘Other operating income’.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Other

Net interest expense	(375)	—	15	(360)	—	(191)	(551)	(47)	(53)
Net fee income	32	—	(9)	23	—	41	64	100	178
Changes in fair value[5]	577	—	36	613	—	(2,913)	(2,300)	(499)	(475)
Other income[6]	1,551	—	(140)	1,411	—	548	1,959	27	39

Net operating income/ (expense)[7]	1,785	—	(98)	1,687	—	(2,515)	(828)	(146)	(149)

Loan impairment charges and other credit risk provisions	—	—	—	—	—	(3)	(3)	—	—

Net operating income/ (expense)	1,785	—	(98)	1,687	—	(2,518)	(831)	(147)	(149)

Operating expenses	(2,019)	—	73	(1,946)	—	(322)	(2,268)	(12)	(16)

Operating loss	(234)	—	(25)	(259)	—	(2,840)	(3,099)	(1,224)	(1,097)

Income from associates	45	—	1	46	—	(41)	5	(89)	(89)

Loss before tax	(189)	—	(24)	(213)	—	(2,881)	(3,094)	(1,537)	(1,353)

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Other

Net interest expense	(581)	—	1	(580)	—	29	(551)	5	5
Net fee income	21	—	—	21	—	43	64	205	205
Changes in fair value[5]	6,102	—	(101)	6,001	—	(8,301)	(2,300)	(138)	(138)
Gain on disposal of French regional banks	2,445	(2,445)	—	—	—	—	—	(100)	—
Other income[6]	2,523	(95)	(84)	2,344	—	(385)	1,959	(22)	(16)

Net operating income/ (expense)[7]	10,510	(2,540)	(184)	7,786	—	(8,614)	(828)	(108)	(111)

Loan impairment charges and other credit risk provisions	(5)	—	—	(5)	—	2	(3)	40	40

Net operating income/ (expense)	10,505	(2,540)	(184)	7,781	—	(8,612)	(831)	(108)	(111)

Operating expenses	(2,155)	—	33	(2,122)	—	(146)	(2,268)	(5)	(7)

Operating profit/(loss)	8,350	(2,540)	(151)	5,659	—	(8,758)	(3,099)	(137)	(155)

Income from associates	(4)	—	—	(4)	—	9	5	225	225

Profit/(loss) before tax	8,346	(2,540)	(151)	5,655	—	(8,749)	(3,094)	(137)	(155)

For footnotes, see page 94.

Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other[22]	elimination[29]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	12,650	3,809	4,667	784	(551)	(821)	20,538

Net fee income	4,045	1,749	1,968	602	64	—	8,428

Trading income excluding net interest income	450	183	3,422	154	92	—	4,301
Net interest income on trading activities	39	11	1,056	9	18	821	1,954

Net trading income[24]	489	194	4,478	163	110	821	6,255

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	(2,300)	—	(2,300)
Net income/(expense) from other financial instruments designated at fair value	744	(17)	329	—	(279)	—	777

Net income/(expense) from financial instruments designated at fair value	744	(17)	329	—	(2,579)	—	(1,523)
Gains less losses from financial investments	195	25	158	(2)	(53)	—	323
Dividend income	17	3	23	2	12	—	57
Net earned insurance premiums	4,585	390	40	—	(3)	—	5,012
Other operating income	302	519	603	40	2,172	(2,479)	1,158

Total operating income/ (expense)	23,027	6,672	12,266	1,589	(828)	(2,479)	40,248

Net insurance claims[25]	(5,144)	(328)	(35)	—	—	—	(5,507)

Net operating income/ (expense)[7]	17,883	6,344	12,231	1,589	(828)	(2,479)	34,741

Loan impairment charges and other credit risk provisions	(10,673)	(1,509)	(1,732)	(14)	(3)	—	(13,931)

Net operating income/ (expense)	7,210	4,835	10,499	1,575	(831)	(2,479)	20,810

Total operating expenses	(8,774)	(2,740)	(4,405)	(949)	(2,268)	2,479	(16,658)

Operating profit/(loss)	(1,564)	2,095	6,094	626	(3,099)	—	4,152

Share of profit in associates and joint ventures	315	337	204	6	5	—	867

Profit/(loss) before tax	(1,249)	2,432	6,298	632	(3,094)	—	5,019

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(24.9)	48.5	125.5	12.6	(61.7)		100.0
Cost efficiency ratio	49.1	43.2	36.0	59.7	(273.9)		47.9

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	400,692	198,903	287,328	34,282	3,478		924,683
Total assets	547,084	249,030	1,770,618	117,468	170,414	(432,771)	2,421,843
Customer accounts	482,935	239,933	330,962	108,278	1,235		1,163,343
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business (continued)
Profit/(loss) before tax

	Half-year to 30 June 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other[22]	elimination[29]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	15,217	4,747	3,737	783	(375)	(2,931)	21,178

Net fee income	5,626	2,165	2,354	814	32	—	10,991

Trading income/(expense) excluding net interest income	142	197	360	211	(271)	—	639
Net interest income/ (expense) on trading activities	42	24	273	7	(82)	2,931	3,195

Net trading income/ (expense)[24]	184	221	633	218	(353)	2,931	3,834

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	577	—	577
Net income/(expense) from other financial instruments designated at fair value	(1,135)	(59)	(211)	1	243	—	(1,161)

Net income/(expense) from financial instruments designated at fair value	(1,135)	(59)	(211)	1	820	—	(584)
Gains less losses from financial investments	585	191	244	80	(283)	—	817
Dividend income	15	3	49	4	17	—	88
Net earned insurance premiums	4,746	360	62	—	(15)	—	5,153
Other operating income	390	718	551	16	1,943	(2,183)	1,435

Total operating income	25,628	8,346	7,419	1,916	1,786	(2,183)	42,912

Net insurance claims[25]	(3,206)	(190)	(40)	—	(1)	—	(3,437)

Net operating income[7]	22,422	8,156	7,379	1,916	1,785	(2,183)	39,475

Loan impairment (charges)/ recoveries and other credit risk provisions	(9,384)	(563)	(115)	4	—	—	(10,058)

Net operating income	13,038	7,593	7,264	1,920	1,785	(2,183)	29,417

Operating expenses (excluding goodwill impairment)	(10,572)	(3,280)	(4,827)	(1,098)	(2,019)	2,183	(19,613)
Goodwill impairment	(527)	—	—	—	—	—	(527)

Operating profit/(loss)	1,939	4,313	2,437	822	(234)	—	9,277

Share of profit in associates and joint ventures	374	298	253	—	45	—	970

Profit/(loss) before tax	2,313	4,611	2,690	822	(189)	—	10,247

	%	%	%	%	%		%
Share of HSBC’s profit before tax	22.6	45.0	26.2	8.0	(1.8)		100.0
Cost efficiency ratio	49.5	40.2	65.4	57.3	113.1		51.0

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	458,302	238,116	303,826	45,895	3,061		1,049,200
Total assets	619,528	292,871	1,823,167	144,331	141,946	(475,165)	2,546,678
Customer accounts	474,263	247,705	328,952	109,776	1,227		1,161,923
For footnotes, see page 94.

	Half-year to 31 December 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other[22]	elimination[29]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	14,202	4,747	4,804	829	(581)	(2,616)	21,385

Net fee income	4,481	1,932	1,937	662	21	—	9,033

Trading income/(expense) excluding net interest income	33	172	(203)	197	9	—	208
Net interest income/ (expense) on trading activities	37	(7)	51	7	(186)	2,616	2,518

Net trading income/(expense)[24]	70	165	(152)	204	(177)	2,616	2,726

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	6,102	—	6,102
Net income/(expense) from other financial instruments designated at fair value	(1,777)	(165)	(227)	(1)	504	—	(1,666)

Net income/(expense) from financial instruments designated at fair value	(1,777)	(165)	(227)	(1)	6,606	—	4,436
Gains less losses from financial investments	78	2	(571)	(16)	(113)	—	(620)
Dividend income	75	85	27	4	(7)	—	184
Net earned insurance premiums	5,337	319	43	—	(2)	—	5,697
Gains on disposal of French regional banks	—	—	—	—	2,445	—	2,445
Other operating income/ (expense)	(131)	221	317	33	2,318	(2,385)	373

Total operating income	22,335	7,306	6,178	1,715	10,510	(2,385)	45,659

Net insurance claims[25]	(3,268)	(145)	(39)	—	—	—	(3,452)

Net operating income[7]	19,067	7,161	6,139	1,715	10,510	(2,385)	42,207

Loan impairment charges and other credit risk provisions	(11,836)	(1,610)	(1,356)	(72)	(5)	—	(14,879)

Net operating income	7,231	5,551	4,783	1,643	10,505	(2,385)	27,328

Operating expenses (excluding goodwill impairment)	(10,568)	(3,301)	(4,265)	(1,018)	(2,155)	2,385	(18,922)
Goodwill impairment	(10,037)	—	—	—	—	—	(10,037)

Operating profit/(loss)	(13,374)	2,250	518	625	8,350	—	(1,631)

Share of profit/(loss) in associates and joint ventures	87	333	275	—	(4)	—	691

Profit/(loss) before tax	(13,287)	2,583	793	625	8,346	—	(940)

	%	%	%	%	%		%
Share of HSBC’s loss before tax	(1,413.5)	274.8	84.3	66.5	887.9		100.0
Cost efficiency ratio	108.1	46.1	69.5	59.4	20.5		68.6

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	401,402	203,949	287,306	37,590	2,621		932,868
Total assets	527,901	249,218	1,991,852	133,216	145,581	(520,303)	2,527,465
Customer accounts	440,338	235,879	320,386	116,683	2,041		1,115,327
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Geographical regions
Summary

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of
US$1,347 million (first half of 2008: US$1,169 million; second half of 2008: US$1,323 million). Profit/(loss) before tax

	Half-year to
	30 June 2009		30 June 2008		31 December 2008
	US$m	%	US$m	%	US$m	%
Europe	2,976	59.3	5,177	50.5	5,692	605.5
Hong Kong	2,501	49.8	3,073	30.0	2,388	254.1
Rest of Asia-Pacific[17]	2,022	40.3	2,634	25.7	2,088	222.1
Middle East[17]	643	12.8	990	9.7	756	80.4
North America	(3,703)	(73.8)	(2,893)	(28.2)	(12,635)	(1,344.1)
Latin America	580	11.6	1,266	12.3	771	82.0

	5,019	100.0	10,247	100.0	(940)	(100.0)

Total assets23

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	US$m	%	US$m	%	US$m	%
Europe	1,324,687	54.7	1,384,022	54.3	1,392,049	55.1
Hong Kong	413,107	17.1	371,584	14.6	414,484	16.4
Rest of Asia-Pacific[17]	217,794	9.0	239,224	9.4	225,573	8.9
Middle East[17]	48,601	2.0	51,777	2.0	50,952	2.0
North America	494,778	20.4	568,114	22.3	596,302	23.6
Latin America	107,515	4.4	122,009	4.8	102,946	4.1
Intra-HSBC items	(184,639)	(7.6)	(190,052)	(7.5)	(254,841)	(10.1)

	2,421,843	100.0	2,546,678	100.0	2,527,465	100.0

For footnotes, see page 94.
Europe
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2009
UK	205	688	1,853	124	(1,214)	1,656
France[30]	26	51	661	1	(219)	520
Germany	—	17	129	8	(4)	150
Malta	13	29	5	—	—	47
Switzerland	—	—	—	233	—	233
Turkey	21	54	87	1	—	163
Other	(53)	13	156	80	11	207

	212	852	2,891	447	(1,426)	2,976

Half-year to 30 June 2008
UK	1,164	1,656	329	162	168	3,479
France[30]	122	151	492	14	(70)	709
Germany	—	21	122	20	(8)	155
Malta	26	33	12	—	—	71
Switzerland	—	—	—	335	—	335
Turkey	19	51	56	—	—	126
Other	(7)	28	179	48	54	302

	1,324	1,940	1,190	579	144	5,177

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 31 December 2008
UK	382	705	(798)	88	2,829	3,206
France[30]	17	25	(219)	(4)	2,312	2,131
Germany	—	10	62	12	(14)	70
Malta	33	34	4	—	—	71
Switzerland	—	—	—	218	—	218
Turkey	(16)	40	74	—	—	98
Other	(82)	(32)	(118)	105	25	(102)

	334	782	(995)	419	5,152	5,692

For footnote, see page 94.
Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
UK	342,153	380,051	313,065
France[30]	77,096	78,376	70,896
Germany	5,201	7,638	5,756
Malta	4,480	4,684	4,343
Switzerland	9,566	14,829	12,708
Turkey	5,586	8,127	6,125
Other	13,008	15,255	13,298

	457,090	508,960	426,191

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
UK	371,675	413,593	351,253
France[30]	85,899	60,281	74,826
Germany	10,007	11,054	11,611
Malta	5,646	6,292	5,604
Switzerland	41,122	42,125	44,643
Turkey	5,394	7,090	5,845
Other	9,982	9,205	8,694

	529,725	549,640	502,476

For footnote, see page 94.

Economic briefing
The UK economy contracted sharply during the first half of 2009, with much of this weakness concentrated in the early months of the year and the second quarter bringing some evidence of a stabilisation of economic conditions. Gross Domestic Product (‘GDP’) fell by 5.3 per cent below the comparable period in 2008, the sharpest contraction on record. Labour market conditions continued to deteriorate with the unemployment rate rising to a twelve-year high of 7.6 per cent in May 2009. Indicators of housing market activity improved only marginally from very subdued levels, although some monthly increases in house prices were recorded during the second quarter of 2009. After reducing interest rates to just 0.5 per cent in March 2009, the Bank of England launched the Asset Purchase Facility in an attempt to improve the circulation of credit across the economy and encourage confidence in future economic activity. Consumer Price Index (‘CPI’) inflation moderated throughout the first half of the year, falling from 3.0 per cent in January 2009 to 1.8 per cent in June, below the Bank of England’s 2 per cent target.
     The eurozone economies performed poorly during the first half of 2009. As in the UK, first

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
Europe	US$m	US$m	US$m
Net interest income	5,978	4,475	5,221
Net fee income	2,843	4,223	3,269
Net trading income	3,429	3,649	1,708

Changes in fair value of long-term debt issued and related derivatives	(788)	207	2,732
Net income/(expense) from other financial instruments designated at fair value	212	(866)	(960)

Net income/(expense) from financial instruments designated at fair value	(576)	(659)	1,772
Gains less losses from financial investments	(60)	608	(190)
Dividend income	13	20	110
Net earned insurance premiums	2,134	2,286	3,013
Gains on disposal of French regional banks	—	—	2,445
Other operating income	976	1,427	669

Total operating income	14,737	16,029	18,017

Net insurance claims incurred and movement in liabilities to policyholders	(2,383)	(1,388)	(1,979)

Net operating income before loan impairment charges and other credit risk provisions	12,354	14,641	16,038

Loan impairment charges and other credit risk provisions	(2,813)	(1,272)	(2,482)

Net operating income	9,541	13,369	13,556

Total operating expenses	(6,587)	(8,193)	(7,879)

Operating profit	2,954	5,176	5,677

Share of profit in associates and joint ventures	22	1	15

Profit before tax	2,976	5,177	5,692

	%	%	%
Share of HSBC’s profit before tax	59.3	50.5	605.5
Cost efficiency ratio	53.3	56.0	49.1

Period-end staff numbers (full-time equivalent)	79,132	84,457	82,093

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	457,090	508,960	426,191
Loans and advances to banks (net)	72,491	94,795	61,949
Trading assets, financial instruments designated at fair value and financial investments[28]	449,928	481,015	433,885
Total assets	1,324,687	1,384,022	1,392,049
Deposits by banks	87,159	112,081	80,847
Customer accounts	529,725	549,640	502,476
For footnotes, see page 94.

The commentary on Europe is on an underlying basis unless stated otherwise.

quarter GDP fell by 4.9 per cent on the first quarter of 2008 with the broad range of economic data pointing to some stabilisation of conditions during the second quarter. Investment expenditure proved exceptionally weak, while consumer spending continued to contract as the unemployment rate increased to 9.5 per cent in May 2009 from 8.2 per cent in December 2008. The annual rate of consumer price inflation fell substantially during the period, moving from 1.6 per cent in December 2008 to minus 0.1 per cent in June 2009, the first negative reading since the eurozone’s inception, although much of this decline reflected the earlier rise and then fall of energy prices. The European Central Bank cut interest rates by 150 basis points during the first half of the year, leaving the refi rate at a record low level of 1 per cent in June 2009.

     In Turkey, first quarter GDP fell by 13.8 per cent on the comparable period in 2008, and substantial declines in industrial activity continued to be recorded during the second quarter of the year. Inflationary pressures eased within this weak economic environment as the annual rate of change in consumer prices fell from 10.1 per cent in
December 2008 to 5.7 per cent in June 2009. The unemployment rate averaged 15.6 per cent during the first four months of 2009 compared with 11.1 per cent during the equivalent period in 2008. Negotiations over an IMF assistance programme are ongoing.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	4,475	(65)	(866)	3,544	—	2,434	5,978	34	69
Net fee income	4,223	(58)	(806)	3,359	—	(516)	2,843	(33)	(15)
Changes in fair value[5]	207	—	39	246	—	(1,034)	(788)	(481)	(420)
Other income[6]	5,736	(514)	(1,127)	4,095	280	(54)	4,321	(25)	(1)

Net operating income[7]	14,641	(637)	(2,760)	11,244	280	830	12,354	(16)	7

Loan impairment charges and other credit risk provisions	(1,272)	6	276	(990)	—	(1,823)	(2,813)	(121)	(184)

Net operating income	13,369	(631)	(2,484)	10,254	280	(993)	9,541	(29)	(10)

Operating expenses	(8,193)	68	1,486	(6,639)	—	52	(6,587)	20	1

Operating profit	5,176	(563)	(998)	3,615	280	(941)	2,954	(43)	(26)

Income from associates	1	—	—	1	—	21	22	2,100	2,100

Profit before tax	5,177	(563)	(998)	3,616	280	(920)	2,976	(43)	(25)

For footnotes, see page 94.

HSBC’s European operations reported a pre-tax profit of US$3.0 billion, compared with US$5.2 billion in 2008, a decrease of 43 per cent. Within these figures was a negative fair value movement of US$836 million on the Group’s own debt held at fair value as financial markets stabilised and credit spreads tightened in the first half of 2009. This movement compared with a gain in the first half of 2008 of US$434 million. As in previous years, HSBC does not regard this movement as part of operating performance. Results also benefited from a gain on the sale of the residual stake in the UK card-acquiring business to Global Payments Inc. of US$280 million in the first half of 2009 following the US$425 million gain realised in the comparable period in 2008 on the sale of the original holding. Adjusting for these gains on sale, the disposal of the French regional banks in July 2008 and the reversal of movements in the fair value of own debt, underlying pre-tax profits grew by US$311 million or 10 per cent. This was driven by a strong performance within Global Banking and Markets, with record revenues in Balance Sheet Management and Rates coupled with a significant fall in credit-
related write-downs, partly offset by higher loan impairment charges reflecting the deterioration in the economic environment and increased impairments to assets in the available-for-sale portfolio.
     Net interest income increased by 69 per cent, driven by significant growth in Balance Sheet Management revenues, which benefited from favourable positioning in expectation of interest rate cuts by central banks. The fall in interest rates also reduced the cost of funding trading activities, further boosting net interest income.
     Mortgage balances increased, reflecting HSBC’s continued efforts to support lending to core customers. During the first half of 2009, new mortgage sales in the UK amounted to 45 per cent of the £15 billion (US$25 billion) in new mortgage facilities made available to customers at the beginning of the year. Regionally, lending balances declined in line with reduced customer demand for credit and HSBC’s diminished appetite for unsecured lending throughout the region. Lower funding costs, particularly in the personal sector, boosted income in cards, mortgages and personal

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

loans. Given the volatility in the markets, and lack of liquidity, the pricing of commercial lending increased.
     HSBC also benefited from an increase in customer accounts due to the strong flow of deposits gained during the market turmoil in the second half of 2008. However, both the Personal Financial Services and Commercial Banking businesses were adversely affected by interest rate cuts, which reduced liability spreads across the region. In Personal Financial Services, spreads were further constrained by competitive pressure to retain liability balances in the UK, and by further interest rate cap reductions on credit cards in Turkey.
     Net fee income fell by 15 per cent. Card fees declined following the part disposal of the card-acquiring business to a joint venture in June 2008, and lower card utilisation which reduced transaction volumes. The relatively inactive markets resulted in lower mergers and acquisition fees, and the decline in global equity markets drove decreases in equity brokerage commissions in Private Banking and performance and management fees as the value of funds under management declined. As markets increasingly recognised the value of credit commitment and availability, HSBC generated higher underwriting fees as a result of increased debt originations in France and the UK.
     Trading income increased by 19 per cent to US$3.4 billion, with a record performance in Rates and strong revenue generation in foreign exchange trading. Rates benefited from favourable positioning for falling interest rates and increased demand, while growth in foreign exchange earnings reflected market volatility. Trading income also benefited from credit spread contraction, which led to significantly lower credit write-downs on legacy positions and asset-backed securities portfolios than in the first half of 2008.
     This increase in trading performance was partly offset by a loss on structured liabilities as credit spreads narrowed, compared with a gain last year, and a reduction in net interest income on trading activities due to the decline in interest rates (the compensating benefit is reported within ‘Net interest income’).
     A net expense of US$576 million was incurred on financial instruments designated at fair value, primarily due to the fair value movements arising from the effect of narrowing credit spreads on certain fixed-rate long-term debt issued by HSBC, which partially reversed previous gains. This heading also encompasses movements in the fair value of assets held to meet liabilities under insurance and investment contracts in which, as equity markets recovered from declines sustained in the second half of 2008, gains were recorded.
To the extent that investment gains are attributable to policyholders, the increase in the fair value of assets held to meet liabilities under unit-linked policies and insurance and investment contracts with discretionary participating features is offset by a corresponding increase in claims incurred and movement in liabilities to policyholders.
     Gains less losses from financial investments were US$498 million lower than those arising in the first half of 2008 due to the non-recurrence of certain disposals in 2008, including the sale of MasterCard shares, realisations from private equity investments and the disposal of its remaining stake in the Hermitage Fund by Private Banking.

Excluding the reversal of movements in the fair value on own debt credit spreads, underlying pre-tax profit in Europe grew by US$311 million or 10 per cent, with a strong performance in Global Banking and Markets.
     Net earned insurance premiums increased by 13 per cent. Premium income rose, mainly because of the non-recurrence of a significant re-insurance transaction in France in the first half of 2008 which passed insurance premiums to a third-party reinsurer. Excluding this transaction, premiums fell in the region. A reduction in premiums was driven by the withdrawal of the Guaranteed Income Bond from sale in the UK as the product was no longer commercially viable in the current economic environment. Sales in France were relatively unchanged despite a significant reduction in the distribution network following the disposal of the regional banks in July 2008.
     Other operating income decreased by 9 per cent, with the non-recurrence of a favourable embedded value adjustment following HSBC’s introduction of enhanced benefits to existing pension products in the first half of 2008 and reduced gains on the sale and leaseback of branches, partly offset by gains on the sale of properties in Private Banking.
     Net insurance claims incurred and movement in liabilities to policyholders increased by US$1.2 billion as the allocation of investment returns to policyholders increased and net insurance premiums rose, in part due to the non-recurrence of the significant reinsurance transaction undertaken in France in 2008. In addition, an increase of US$105 million in claims reserving was required to reflect a higher incidence and severity of motor insurance claims with a standalone UK motor underwriter.

     Loan impairment charges and other credit risk provisions grew by US$1.8 billion to US$2.8 billion as the signs of stress observed at the end of 2008 continued into 2009 and economic conditions deteriorated across the region. Within Personal Financial Services and Commercial Banking, which in aggregate experienced a 63 per cent rise in loan impairments to US$1.6 billion, 85 per cent of the charge arose in the UK. Credit impairment charges in the personal sector in France remained low, reflecting the upmarket segmentation of the personal customer base.
     Within the UK, the core residential mortgage portfolio continued to experience low impairment, in large part reflecting HSBC’s continued focus on in-house origination and control. Stresses were more evident in the cards and other unsecured portfolios, and the secured portfolio of the consumer finance business, as unemployment rose and the ability to refinance existing debt reduced. In UK Commercial Banking, loan impairment charges rose from a low base of US$173 million to US$504 million, reflecting the general economic downturn with problems most evident in the property and retail distribution sectors. In Global Banking and Markets, impairment charges largely reflected HSBC’s exposure to the financial and property sectors, as well as additional credit risk provisions from marking to market asset-backed debt securities held within the Group’s available-for-sale portfolios on which cash flow impairment emerged in the period. Impairment booked on these exposures reflects mark-to-market losses which HSBC judges to be significantly in excess of the likely ultimate cash losses.
     Outside the UK, higher loan impairment charges reflected deteriorating credit card and personal loan delinquency rates in Turkey, Greece and Central and Eastern Europe. Action taken to mitigate these trends included the strengthening of collection practices and systems, tightening unsecured lending origination criteria and the cessation of new monoline consumer finance lending. The decision was taken during the period to wind down the monoline consumer finance businesses in Hungary and Poland in line with Group strategic objectives.
     Operating expenses were broadly in line with the first half of 2008. Staff costs were 5 per cent lower, notwithstanding a rise in Global Banking and Markets from performance-related pay, partly from an accounting gain of US$499 million following a change in the basis of delivering death-in-service, ill health and early retirement benefits for some UK employees.
     Non-staff costs were 4 per cent higher as bank failures in the UK led to a US$52 million increase in the Financial Services Compensation Scheme levy. Higher rental charges following the sale and leaseback of properties in 2008 and increased network costs in support of business expansion in Turkey, Russia and Central and Eastern Europe were partly offset by lower advertising and marketing expenditure in response to difficult trading conditions and reduced customer demand.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	5,221	—	(580)	4,641	—	1,337	5,978	14	29
Net fee income	3,269	—	(365)	2,904	—	(61)	2,843	(13)	(2)
Changes in fair value[5]	2,732	—	(100)	2,632	—	(3,420)	(788)	(129)	(130)
Other income[6]	4,816	(2,540)	(404)	1,872	280	2,169	4,321	(10)	116

Net operating income[7]	16,038	(2,540)	(1,449)	12,049	280	25	12,354	(23)	—

Loan impairment charges and other credit risk provisions	(2,482)	—	328	(2,154)	—	(659)	(2,813)	(13)	(31)

Net operating income	13,556	(2,540)	(1,121)	9,895	280	(634)	9,541	(30)	(6)

Operating expenses	(7,879)	—	812	(7,067)	—	480	(6,587)	16	7

Operating profit	5,677	(2,540)	(309)	2,828	280	(154)	2,954	(48)	(5)

Income from associates	15	—	(2)	13	—	9	22	47	69

Profit before tax	5,692	(2,540)	(311)	2,841	280	(145)	2,976	(48)	(5)

For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	2,507	1,295	2,376	506	(265)	(441)	5,978

Net fee income	875	789	706	438	35	—	2,843

Trading income excluding net interest income	78	4	1,678	72	167	—	1,999
Net interest income on trading activities	(1)	7	966	9	8	441	1,430

Net trading income[24]	77	11	2,644	81	175	441	3,429

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	(788)	—	(788)
Net income/(expense) from other financial instruments designated at fair value	170	5	358	—	(321)	—	212

Net income/(expense) from financial instruments designated at fair value	170	5	358	—	(1,109)	—	(576)
Gains less losses from financial investments	5	2	(47)	(2)	(18)	—	(60)
Dividend income	—	1	11	1	—	—	13
Net earned insurance premiums	2,002	135	—	—	(3)	—	2,134
Other operating income	89	323	303	26	162	73	976

Total operating income/ (expense)	5,725	2,561	6,351	1,050	(1,023)	73	14,737

Net insurance claims[25]	(2,249)	(134)	—	—	—	—	(2,383)

Net operating income/ (expense)[7]	3,476	2,427	6,351	1,050	(1,023)	73	12,354

Loan impairment charges and other credit risk provisions	(982)	(606)	(1,212)	(10)	(3)	—	(2,813)

Net operating income/ (expense)	2,494	1,821	5,139	1,040	(1,026)	73	9,541

Total operating expenses	(2,283)	(987)	(2,251)	(593)	(400)	(73)	(6,587)

Operating profit/(loss)	211	834	2,888	447	(1,426)	—	2,954

Share of profit in associates and joint ventures	1	18	3	—	—	—	22

Profit/(loss) before tax	212	852	2,891	447	(1,426)	—	2,976

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.2	17.0	57.6	8.9	(28.4)		59.3
Cost efficiency ratio	65.7	40.7	35.4	56.5	(39.1)		53.3

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	143,886	89,788	198,290	23,774	1,352		457,090
Total assets	205,023	112,749	1,060,344	74,469	86,649	(214,547)	1,324,687
Customer accounts	166,295	95,132	208,792	59,503	3		529,725
For footnotes, see page 94.

	Half-year to 30 June 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	3,373	1,739	1,351	515	(156)	(2,347)	4,475

Net fee income	1,479	1,134	999	559	52	—	4,223

Trading income excluding net interest income	34	18	1,362	106	33	—	1,553
Net interest income/ (expense) on trading activities	(1)	20	(285)	7	8	2,347	2,096

Net trading income[24]	33	38	1,077	113	41	2,347	3,649

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	207	—	207
Net income/(expense) from other financial instruments designated at fair value	(761)	(75)	(218)	—	188	—	(866)

Net income/(expense) from financial instruments designated at fair value	(761)	(75)	(218)	—	395	—	(659)
Gains less losses from financial investments	182	140	190	78	18	—	608
Dividend income	1	2	11	4	2	—	20
Net earned insurance premiums	2,084	213	—	—	(11)	—	2,286
Other operating income	252	581	362	4	251	(23)	1,427

Total operating income	6,643	3,772	3,772	1,273	592	(23)	16,029

Net insurance claims[24]	(1,290)	(98)	—	—	—	—	(1,388)

Net operating income[7]	5,353	3,674	3,772	1,273	592	(23)	14,641

Loan impairment (charges)/ recoveries and other credit risk provisions	(963)	(285)	(29)	5	—	—	(1,272)

Net operating income	4,390	3,389	3,743	1,278	592	(23)	13,369

Total operating expenses	(3,065)	(1,449)	(2,554)	(699)	(449)	23	(8,193)

Operating profit	1,325	1,940	1,189	579	143	—	5,176

Share of profit/(loss) in associates and joint ventures	(1)	—	1	—	1	—	1

Profit before tax	1,324	1,940	1,190	579	144	—	5,177

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.9	18.9	11.6	5.7	1.4		50.5
Cost efficiency ratio	57.3	39.4	67.7	54.9	75.8		56.0

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	153,460	111,791	210,727	31,933	1,049		508,960
Total assets	219,433	138,494	1,100,421	94,321	65,122	(233,769)	1,384,022
Customer accounts	183,608	105,135	196,432	64,242	223		549,640
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business (continued)
Profit/(loss) before tax

	Half-year to 31 December 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	3,091	1,696	2,137	531	(303)	(1,931)	5,221

Net fee income	1,133	891	764	461	20	—	3,269

Trading income/(expense) excluding net interest income	13	53	151	92	(171)	—	138
Net interest income/(expense) on trading activities	1	(8)	(370)	7	9	1,931	1,570

Net trading income/(expense)[24]	14	45	(219)	99	(162)	1,931	1,708

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	2,732	—	2,732
Net income/(expense) from other financial instruments designated at fair value	(873)	(139)	(393)	—	445	—	(960)

Net income/(expense) from financial instruments designated at fair value	(873)	(139)	(393)	—	3,177	—	1,772
Gains less losses from financial investments	99	(8)	(220)	(16)	(45)	—	(190)
Dividend income	34	72	14	1	(11)	—	110
Net earned insurance premiums	2,843	178	—	—	(8)	—	3,013
Gains on disposal of French regional banks	—	—	—	—	2,445		2,445
Other operating income/(expense)	(22)	39	36	12	581	23	669

Total operating income	6,319	2,774	2,119	1,088	5,694	23	18,017

Net insurance claims[25]	(1,934)	(45)	—	—	—	—	(1,979)

Net operating income[7]	4,385	2,729	2,119	1,088	5,694	23	16,038

Loan impairment charges and other credit risk provisions	(1,008)	(582)	(846)	(43)	(3)	—	(2,482)

Net operating income	3,377	2,147	1,273	1,045	5,691	23	13,556

Total operating expenses	(3,042)	(1,381)	(2,269)	(626)	(538)	(23)	(7,879)

Operating profit/(loss)	335	766	(996)	419	5,153	—	5,677

Share of profit/(loss) in associates and joint ventures	(1)	16	1	—	(1)	—	15

Profit/(loss) before tax	334	782	(995)	419	5,152	—	5,692

	%	%	%	%	%		%
Share of HSBC’s loss before tax	35.5	83.2	(105.9)	44.6	548.1		605.5
Cost efficiency ratio	69.4	50.6	107.1	57.5	9.4		49.1

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	126,909	87,245	185,818	25,722	497		426,191
Total assets	171,962	107,495	1,180,759	84,485	64,423	(217,075)	1,392,049
Customer accounts	145,411	91,188	199,687	66,007	183		502,476
For footnotes, see page 94.

Hong Kong
Profit/(loss) before tax by customer group and global business

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Personal Financial Services	1,337	2,036	1,392
Commercial Banking	424	869	446
Global Banking and Markets	907	770	666
Private Banking	106	123	114
Other	(273)	(725)	(230)

Profit before tax	2,501	3,073	2,388

Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Net interest income	2,232	2,835	2,863

Net fee income	1,200	1,469	1,111

Net trading income	704	314	879

Changes in fair value of long-term debt and related derivatives	(3)	1	2
Net income/(expense) from other financial instruments designated at fair value	348	(362)	(832)

Net income/(expense) from financial instruments designated at fair value	345	(361)	(830)
Gains less losses from financial investments	2	(98)	(211)
Dividend income	14	20	21
Net earned insurance premiums	1,838	1,650	1,597
Other operating income	505	448	369

Total operating income	6,840	6,277	5,799

Net insurance claims incurred and movement in liabilities to policyholders	(2,126)	(1,169)	(753)

Net operating income before loan impairment charges and other credit risk provisions	4,714	5,108	5,046

Loan impairment charges and other credit risk provisions	(273)	(81)	(684)

Net operating income	4,441	5,027	4,362

Total operating expenses	(1,935)	(1,975)	(1,968)

Operating profit	2,506	3,052	2,394

Share of profit/(loss) in associates and joint ventures	(5)	21	(6)

Profit before tax	2,501	3,073	2,388

	%	%	%
Share of HSBC’s profit before tax	49.8	30.0	254.1
Cost efficiency ratio	41.0	38.7	39.0

Period-end staff numbers (full-time equivalent)	28,259	29,467	29,330

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	97,486	99,741	100,220
Loans and advances to banks (net)	41,197	73,461	29,646
Trading assets, financial instruments designated at fair value, and financial investments	135,916	78,735	122,602
Total assets	413,107	371,584	414,484
Deposits by banks	10,299	5,063	11,769
Customer accounts	267,532	231,709	250,517
For footnote, see page 94.
The commentary on Hong Kong is on an underlying basis unless stated otherwise.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Economic briefing
Hong Kong’s economy suffered a sharp contraction during the early months of 2009 as first quarter GDP fell by 7.8 per cent from the comparable period in 2008. Economic weakness proved widespread with significant declines in manufacturing activity, investment expenditure and external demand being registered. Labour market conditions continued to deteriorate, the unemployment rate rising from 4.1 per cent in December 2008 to 5.4 per cent in
June 2009. Consumer price inflation continued to decline as the annual rate of change fell from 2.1 per cent in December 2008 to a reading of minus 0.9 per cent in June 2009, although this movement largely reflected trends in food and energy prices. Hong Kong maintained its base interest rate at 0.5 per cent during the first half of 2009. Asset prices proved volatile, with the Hang Seng Index first falling sharply before recovering strongly to register a 28 per cent gain during the period.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	2,835	—	13	2,848	—	(616)	2,232	(21)	(22)
Net fee income	1,469	—	7	1,476	—	(276)	1,200	(18)	(19)
Changes in fair value[5]	1	—	—	1	—	(4)	(3)	(400)	(400)
Other income[6]	803	—	5	808	—	477	1,285	60	59

Net operating income[7]	5,108	—	25	5,133	—	(419)	4,714	(8)	(8)

Loan impairment charges and other credit risk provisions	(81)	—	—	(81)	—	(192)	(273)	(237)	(237)

Net operating income	5,027	—	25	5,052	—	(611)	4,441	(12)	(12)

Operating expenses	(1,975)	—	(10)	(1,985)	—	50	(1,935)	2	3

Operating profit	3,052	—	15	3,067	—	(561)	2,506	(18)	(18)

Income from associates	21	—	—	21	—	(26)	(5)	(124)	(124)

Profit before tax	3,073	—	15	3,088	—	(587)	2,501	(19)	(19)

For footnotes, see page 94.

HSBC reported pre-tax profits in Hong Kong of US$2.5 billion, a 19 per cent decline compared with US$3.1 billion in the first half of 2008. HSBC remained one of the market leaders in deposits, mortgages and credit cards. The decrease in profits was largely due to lower revenue as a result of deposit spread compression and weakened investor sentiment, which led to declines in net interest income and net fee income, respectively. The loss of revenue was compounded by a rise, albeit from a low base, in loan impairment charges driven largely by the effects of falling trade activity on the Commercial Banking portfolio and rising delinquency in the personal lending portfolio. Operating costs were reduced to mitigate falling revenue. Global Banking and Markets delivered a strong performance in Rates and financing-related fees. In addition, deposit inflows were significant in the period, adding to the commercial surplus of deposits and contributing to the higher revenues generated from treasury activities within Balance Sheet Management.
     Net interest income declined by 22 per cent, driven by significant deposit spread compression evident in Personal Financial Services and Commercial Banking. This was expected in the low interest rate environment and, during this period, HSBC continued to increase deposit balances and reprice customer loans to enhance lending margins and position itself for when the current economic downturn reverses.
     Notwithstanding the decline in both GDP and trade activity, personal lending volumes rose, driven by targeted growth in mortgage lending. HSBC led the mortgage market with a combined 32 per cent market share on new loan drawdowns. Commercial lending declined, reflecting the reduction in trade activity, notwithstanding actions taken by HSBC to support local businesses in the difficult economic environment and provide access to funds. This included the SME Fund launched in 2008 to ensure small and medium-sized enterprises continued to have access to credit through the financial and economic crisis, which was trebled to HK$12 billion (and increased a further HK$4 billion in July). These facilities were 86 per cent utilised at 30 June 2009. HSBC’s commitment to its SME customer base also included a two-month interest refund scheme introduced in June 2009 for customers who had suffered significant sales contraction, recognising that volumes of trade finance had declined significantly from the first half of 2008 due to reduced international and intra-regional trade.
     Asset spreads improved due to active repricing on renewals to reflect current market pricing levels, while funding costs reduced due to the low interest rate environment.

Underlying pre-tax profits in Hong Kong fell by 19 per cent as deposit spreads narrowed and investment activity weakened.
     Growth in savings and deposit balances continued, with increases across all customer groups, and by the end of May 2009 HSBC had further improved its market share compared with December 2008. Strong growth in the Commercial Banking segment was driven by a 12 per cent rise in customer numbers through a series of deposit acquisition campaigns launched in the first half of 2009. Liability spreads, however, remained under severe pressure in the first half of 2009 in the low interest rate environment.
     In Global Banking and Markets, Balance Sheet Management and Credit and Lending reported increases in net interest income.
     Net fee income was 19 per cent lower, as equity market-related revenues declined as customers reduced their risk tolerance, preferring deposit products to equities or structured products. This weaker market sentiment led to a decrease in income from retail brokerage, unit trusts, wealth management and other investment products. However, towards the end of the period there was an improvement in investor sentiment and, accordingly, equity-related products as the local equity market rebounded.
     The contraction of trade flows in the region adversely affected commercial customers, and the effect on fees was in line with the decline in import and export volumes.
     Net trading income more than doubled compared with the first half of 2008, in part from the non-recurrence of write-downs on legacy exposures within Global Banking and Markets. Additionally, income from Credit trading increased due to higher volumes of bond trading in institutional markets and increased margins on market-making activities.
     Income of US$345 million was generated from financial instruments designated at fair value, compared with a net loss of US$361 million in the first half of 2008. This mostly related to the insurance business as asset values increased due to a modest recovery in equity market levels during the period. To the extent that these gains were attributed to policyholders, there was an equivalent increase in net insurance claims incurred and movement in liabilities to policyholders.
     Net earned insurance premiums grew by 11 per cent to US$1.8 billion as sales, particularly those associated with traditional life products, increased. HSBC continued to maintain its leadership position with a combined 35 per cent share of the market for new individual life business in the first quarter.
     Gains less losses from financial investments were US$2 million compared with a loss of US$98 million in the first half of 2008, mainly due to the non-recurrence of impairments against long-term equity investments in that period following declines in market valuations as regional equity markets fell. It is worth noting that the value of investments against which impairments of US$296 million were taken in the first half of 2008 as a result of significant market price declines, recovered by US$214 million in the first half of 2009, most notably in Vietnam. Under IFRSs, while impairments on non-trading equities are taken through the income statement, reversals are credited to reserves. In the first half of 2009, Global Banking and Markets recorded a net loss of US$76 million, mostly in respect of the write-down of certain unlisted investments. This was more than offset by gains of US$104 million on the sale of Visa shares, compared with gains of US$203 million from Visa and MasterCard shares in the first half of 2008.
     Loan impairment charges increased from the first half of 2008’s low level of US$81 million to US$273 million as the economic slowdown and trade downturn adversely affected credit conditions.
     In Commercial Banking, loan impairment charges increased from a low base, reflecting a broad weakening in credit quality, particularly amongst exporters who were exposed to the slowdown in global trade. By the end of May, the values of Hong Kong’s exports and imports had each declined by a fifth compared with the first five months of 2008.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

     The rising unemployment rate and an increase in bankruptcy petitions contributed to increased loan impairment charges against unsecured lending within Personal Financial Services. Credit policies were tightened to reduce risk where necessary. Property prices increased in the first half of 2009 and mortgage lending remained well secured with loan-to-value ratios on origination subject to tight regulatory restrictions.
     Operating expenses were reduced by 3 per cent to US$1.9 billion in response to the adverse effect of market conditions on revenues. Management restricted non-staff costs, driving a 7 per cent decline. In particular, marketing costs were reduced as new campaigns were targeted carefully. IT costs rose due to higher utilisation of data services as processes were automated to improve productivity. A number of activities are performed at a central data centre in Hong Kong on behalf of other Group entities. Related recoveries are recorded in Other operating income. Staff costs were in line due to tight control of staff numbers.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	2,863	—	8	2,871	—	(639)	2,232	(22)	(22)
Net fee income	1,111	—	3	1,114	—	86	1,200	8	8
Changes in fair value[5]	2	—	—	2	—	(5)	(3)	(250)	(250)
Other income[6]	1,070	—	3	1,073	—	212	1,285	20	20

Net operating income[7]	5,046	—	14	5,060	—	(346)	4,714	(7)	(7)

Loan impairment charges and other credit risk provisions	(684)	—	—	(684)	—	411	(273)	60	60

Net operating income	4,362	—	14	4,376	—	65	4,441	2	1

Operating expenses	(1,968)	—	(5)	(1,973)	—	38	(1,935)	2	2

Operating profit	2,394	—	9	2,403	—	103	2,506	5	4

Income from associates	(6)	—	—	(6)	—	1	(5)	17	17

Profit before tax	2,388	—	9	2,397	—	104	2,501	5	4

For footnotes, see page 94.

Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	1,294	480	713	122	(313)	(64)	2,232

Net fee income	643	244	230	57	26	—	1,200

Trading income/(expense) excluding net interest income	69	41	555	42	(70)	—	637
Net interest income/(expense) on trading activities	2	—	(7)	—	8	64	67

Net trading income/(expense)[24]	71	41	548	42	(62)	64	704

Changes in fair value of long- term debt issued and related derivatives	—	—	—	—	(3)	—	(3)
Net income/(expense) from other financial instruments designated at fair value	319	(22)	28	—	23	—	348

Net income/(expense) from financial instruments designated at fair value	319	(22)	28	—	20	—	345
Gains less losses from financial investments	81	17	(76)	—	(20)	—	2
Dividend income	4	—	1	—	9	—	14
Net earned insurance premiums	1,622	211	5	—	—	—	1,838
Other operating income	146	39	18	5	440	(143)	505

Total operating income	4,180	1,010	1,467	226	100	(143)	6,840

Net insurance claims[25]	(1,953)	(168)	(5)	—	—	—	(2,126)

Net operating income[7]	2,227	842	1,462	226	100	(143)	4,714

Loan impairment charges and other credit risk provisions	(122)	(137)	(14)	—	—	—	(273)

Net operating income	2,105	705	1,448	226	100	(143)	4,441

Total operating expenses	(770)	(281)	(541)	(120)	(366)	143	(1,935)

Operating profit/(loss)	1,335	424	907	106	(266)	—	2,506

Share of profit/(loss) in associates and joint ventures	2	—	—	—	(7)	—	(5)

Profit/(loss) before tax	1,337	424	907	106	(273)	—	2,501

	%	%	%	%	%		%
Share of HSBC’s profit before tax	26.6	8.4	18.1	2.1	(5.4)		49.8
Cost efficiency ratio	34.6	33.4	37.0	53.1	366.0		41.0

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	42,665	26,682	23,182	3,054	1,903		97,486
Total assets	79,113	33,209	221,196	23,000	67,820	(11,231)	413,107
Customer accounts	157,437	54,730	34,875	19,919	571		267,532
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business (continued)
Profit/(loss) before tax

	Half-year to 30 June 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	1,693	770	801	96	(514)	(11)	2,835

Net fee income	856	278	238	95	2	—	1,469

Trading income/(expense) excluding net interest income	90	37	40	57	(121)	—	103
Net interest income on trading activities	6	1	177	—	16	11	211

Net trading income/ (expense)[24]	96	38	217	57	(105)	11	314

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	1	—	1
Net income/(expense) from other financial instruments designated at fair value	(455)	15	8	—	70	—	(362)

Net income/(expense) from financial instruments designated at fair value	(455)	15	8	—	71	—	(361)
Gains less losses from financial investments	159	34	12	—	(303)	—	(98)
Dividend income	2	1	3	—	14	—	20
Net earned insurance premiums	1,559	84	6	—	1	—	1,650
Other operating income	110	17	47	2	448	(176)	448

Total operating income/ (expense)	4,020	1,237	1,332	250	(386)	(176)	6,277

Net insurance claims[25]	(1,104)	(61)	(4)	—	—	—	(1,169)

Net operating income/ (expense)[7]	2,916	1,176	1,328	250	(386)	(176)	5,108

Loan impairment (charges)/ recoveries and other credit risk provisions	(34)	(28)	(20)	—	1	—	(81)

Net operating income/ (expense)	2,882	1,148	1,308	250	(385)	(176)	5,027

Total operating expenses	(848)	(279)	(538)	(127)	(359)	176	(1,975)

Operating profit/(loss)	2,034	869	770	123	(744)	—	3,052

Share of profit in associates and joint ventures	2	—	—	—	19	—	21

Profit/(loss) before tax	2,036	869	770	123	(725)	—	3,073

	%	%	%	%	%		%
Share of HSBC’s profit before tax	19.9	8.5	7.5	1.2	(7.1)		30.0
Cost efficiency ratio	29.1	23.7	40.5	50.8	(93.0)		38.7

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	40,608	32,112	20,257	4,912	1,852		99,741
Total assets	69,810	38,553	201,094	31,635	59,923	(29,431)	371,584
Customer accounts	133,454	49,700	31,577	16,602	376		231,709
For footnotes, see page 94.

	Half-year to 31 December 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	1,688	728	723	118	(155)	(239)	2,863

Net fee income	585	270	176	68	12	—	1,111

Trading income excluding net interest income	53	42	443	63	151	—	752
Net interest income/(expense) on trading activities	5	—	67	—	(184	239	127

Net trading income/(expense)[24]	58	42	510	63	(33)	239	879

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	2	—	2
Net income/(expense) from other financial instruments designated at fair value	(836)	(25)	31	—	(2	—	(832)

Net income/(expense) from financial instruments designated at fair value	(836)	(25)	31	—	—	—	(830)
Gains less losses from financial investments	(3)	(2)	(121)	—	(85)	—	(211)
Dividend income	1	1	14	—	5	—	21
Net earned insurance premiums	1,488	97	11	—	1	—	1,597
Other operating income	22	21	54	6	458	(192)	369

Total operating income	3,003	1,132	1,398	255	203	(192)	5,799

Net insurance claims[25]	(669)	(75)	(7)	—	(2)	—	(753)

Net operating income[7]	2,334	1,057	1,391	255	201	(192)	5,046

Loan impairment charges and other credit risk provisions	(100)	(307)	(264)	(13)	—	—	(684)

Net operating income	2,234	750	1,127	242	201	(192)	4,362

Total operating expenses	(843)	(305)	(462)	(128)	(422)	192	(1,968)

Operating profit/(loss)	1,391	445	665	114	(221)	—	2,394

Share of profit/(loss) in associates and joint ventures	1	1	1	—	(9)	—	(6)

Profit/(loss) before tax	1,392	446	666	114	(230)	—	2,388

	%	%	%	%	%		%
Share of HSBC’s loss before tax	148.1	47.4	70.9	12.1	(24.4)		254.1
Cost efficiency ratio	36.1	28.9	33.2	50.2	210.0		39.0

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	41,447	30,331	23,042	3,605	1,795		100,220
Total assets	75,419	36,428	233,187	28,800	66,192	(25,542)	414,484
Customer accounts	145,002	54,869	30,866	19,416	364		250,517
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Rest of Asia-Pacific17
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2009
Australia	12	9	60	—	3	84
India	(124)	(39)	244	—	120	201
Indonesia	(12)	16	77	—	(1)	80
Japan	(41)	—	38	(4)	(1)	(8)
Mainland China	188	292	258	(3)	17	752

Associates	287	255	143	—	—	685
Other mainland China	(99)	37	115	(3)	17	67

Malaysia	38	27	76	—	(2)	139
Singapore	67	43	126	54	(7)	283
South Korea	(6)	(6)	186	—	11	185
Taiwan	(7)	32	55	—	1	81
Other	20	85	119	—	1	225

	135	459	1,239	47	142	2,022

Half-year to 30 June 2008
Australia	15	34	47	—	4	100
India	(53)	75	301	2	46	371
Indonesia	(1)	19	52	—	(4)	66
Japan	(39)	—	42	1	—	4
Mainland China	277	306	357	(2)	(31)	907

Associates	321	268	159	—	—	748
Other mainland China	(44)	38	198	(2)	(31)	159

Malaysia	61	51	94	—	3	209
Singapore	63	45	185	51	(4)	340
South Korea	(10)	(2)	168	—	21	177
Taiwan	(5)	12	106	—	2	115
Other	18	113	194	—	20	345

	326	653	1,546	52	57	2,634

Half-year to 31 December 2008
Australia	4	34	55	—	(17)	76
India	(102)	43	277	—	77	295
Indonesia	(21)	(2)	74	—	4	55
Japan	(49)	(1)	46	—	4	—
Mainland China	7	316	331	(3)	47	698

Associates	72	290	176	—	—	538
Other mainland China	(65)	26	155	(3)	47	160

Malaysia	33	45	77	—	5	160
Singapore	41	38	152	59	(33)	257
South Korea	(6)	(11)	136	—	17	136
Taiwan	(36)	33	73	—	(10)	60
Other	14	87	203	1	46	351

	(115)	582	1,424	57	140	2,088

For footnote, see page 94.

Loans and advances to customers (net) by country17

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Australia	10,594	12,664	9,321
India	5,236	7,585	6,244
Indonesia	2,540	1,924	1,904
Japan	2,486	4,710	5,839
Mainland China	10,784	12,653	11,440
Malaysia	8,873	9,295	9,404
Singapore	12,956	13,724	13,441
South Korea	4,426	6,581	5,336
Taiwan	4,123	5,330	4,329
Other	12,044	14,287	13,403

	74,062	88,753	80,661

For footnote, see page 94.
Customer accounts by country17

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Australia	9,621	13,864	9,201
India	11,719	11,365	9,767
Indonesia	4,557	2,557	2,896
Japan	4,673	4,728	6,204
Mainland China	19,874	18,205	19,171
Malaysia	12,080	12,836	11,963
Singapore	32,920	32,784	32,748
South Korea	4,336	4,509	4,383
Taiwan	9,819	12,227	9,689
Other	16,984	17,464	18,172

	126,583	130,539	124,194

For footnote, see page 94.

Economic briefing
Growth in mainland China recovered during the first half of 2009 as the effect on domestic demand of the government’s fiscal stimulus package and the reversal of the earlier tightening of monetary conditions helped offset the very sharp decline registered in exports. Second quarter GDP rose by 7.9 per cent in year-on-year terms, implying a substantial acceleration in growth from the 6.1 per cent year-on-year increase recorded during the first quarter of 2009. Growth in industrial production also accelerated during the first half of 2009, while expectations for a continuation of the rapid expansion in fixed asset investment were supported by very strong growth in bank lending. Consumer spending remained robust, with retail sales rising by 15 per cent over the year to June 2009. The annual rate of consumer price inflation turned negative during the early months of 2009, largely reflecting the earlier movements in food and energy prices. The renminbi was little changed against the US dollar during the period.
     Economic conditions proved extremely difficult in Japan during the first half of 2009, although some signs of stabilisation did emerge towards the end of the period. First quarter GDP fell by 8.8 per cent against the comparable period in 2008, and industrial production fell by 30 per cent in year-on-year terms in May 2009 as demand within key export markets proved weak. Unemployment rose from 4.3 per cent in December 2008 to 5.2 per cent in May 2009, while the consumer price index fell by 1.1 per cent during the year to May 2009.
     Elsewhere in Asia, growth rates were volatile during the first half of 2009. The substantial monetary and fiscal policy measures introduced across the region helped to stabilise conditions

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
Rest of Asia-Pacific[17]	US$m	US$m	US$m
Net interest income	1,768	1,919	2,018

Net fee income	719	1,004	863

Net trading income	909	1,090	952

Changes in fair value of long-term debt issued and related derivatives	(2)	—	1
Net income/(expense) from other financial instruments designated at fair value	31	(88)	(84)

Net income/(expense) from financial instruments designated at fair value	29	(88)	(83)
Gains less losses from financial investments	(21)	24	—
Dividend income	1	1	1
Net earned insurance premiums	152	114	83
Other operating income	608	475	580

Total operating income	4,165	4,539	4,414

Net insurance claims incurred and movement in liabilities to policyholders	(156)	(4)	32

Net operating income before loan impairment charges and other credit risk provisions	4,009	4,535	4,446

Loan impairment charges and other credit risk provisions	(531)	(328)	(524)

Net operating income	3,478	4,207	3,922

Total operating expenses	(2,151)	(2,324)	(2,380)

Operating profit	1,327	1,883	1,542

Share of profit in associates and joint ventures	695	751	546

Profit before tax	2,022	2,634	2,088

	%	%	%
Share of HSBC’s profit before tax	40.3	25.7	222.1
Cost efficiency ratio	53.7	51.2	53.5

Period-end staff numbers (full-time equivalent)	87,567	85,581	89,706

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	74,062	88,753	80,661
Loans and advances to banks (net)	34,278	40,695	28,665
Trading assets, financial instruments designated at fair value, and financial investments	55,328	59,934	53,167
Total assets	217,794	239,224	225,573
Deposits by banks	12,980	18,600	12,688
Customer accounts	126,583	130,539	124,194
For footnotes, see page 94.
The commentary on Rest of Asia-Pacific is on an underlying basis unless stated otherwise.

following very sharp contractions in economic activity during the early months of the year. Such trends were particularly evident in Singapore, where the very sharp recession continued during the first quarter as GDP fell by 9.6 per cent on the comparable period in 2008, before exports and industrial production staged a sustained recovery. Second quarter GDP fell by 3.7 per cent against the comparable period in 2008. Growth proved more durable in India, with first quarter GDP rising by
5.8 per cent on the comparable period in 2008. Declining inflationary pressures and concerns over the global economic outlook nevertheless led the Reserve Bank of India to reduce interest rates and reserve requirements during the first half of 2009.
     Although growth slowed during the first quarter of the year in Indonesia, the 4.4 per cent increase in GDP against the comparable period in 2008 left the country as a major out-performer in the region.

Economic conditions proved very weak during the early months of 2009 in Malaysia as first quarter GDP fell by 6.2 per cent compared with the equivalent period in 2008. The open nature of the South Korean economy and relatively high levels of household and corporate sector indebtedness proved detrimental during the early months of 2009 as first quarter GDP fell by 4.2 per cent against the comparable period in 2008. However, industrial production increased monthly during the second quarter and surveys indicated consumer confidence rebounding strongly. Deteriorating external demand and weaker capital inflows proved problematic for the Philippines economy as first quarter GDP fell on a quarter-on-quarter basis, encouraging a further decline in interest rates. Taiwan‘s economy proved particularly vulnerable to the contraction in global trade in early 2009, with a record 10.2 per cent decline in GDP on the comparable period in 2008. A substantial fiscal stimulus package in Vietnam contributed to improved growth during the first half of 2009. After rising by 3.1 per cent in the year to the first quarter of 2009, year-on-year GDP growth accelerated to 3.9 per cent in the second quarter.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
Rest of Asia-Pacific[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	1,919	—	(181)	1,738	—	30	1,768	(8)	2
Net fee income	1,004	—	(96)	908	—	(189)	719	(28)	(21)
Changes in fair value[5]	—	—	—	—	—	(2)	(2)	—	—
Other income[6]	1,612	—	(226)	1,386	—	138	1,524	(5)	10

Net operating income[7]	4,535	—	(503)	4,032	—	(23)	4,009	(12)	(1)

Loan impairment charges and other credit risk provisions	(328)	—	49	(279)	—	(252)	(531)	(62)	(90)

Net operating income	4,207	—	(454)	3,753	—	(275)	3,478	(17)	(7)

Operating expenses	(2,324)	—	237	(2,087)	—	(64)	(2,151)	7	(3)

Operating profit	1,883	—	(217)	1,666	—	(339)	1,327	(30)	(20)

Income from associates	751	—	26	777	—	(82)	695	(7)	(11)

Profit before tax	2,634	—	(191)	2,443	—	(421)	2,022	(23)	(17)

For footnotes, see page 94.

HSBC’s operations in the Rest of Asia-Pacific region reported a pre-tax profit of US$2.0 billion compared with US$2.6 billion in the first half of 2008, a decline of 23 per cent or 17 per cent on an underlying basis. Global Banking and Markets performance remained robust, delivering US$1.2 billion or 61 per cent of the regional pre-tax profit compared with US$1.5 billion or 59 per cent in the first half of 2008. The decline in regional performance was primarily attributable to the Personal Financial Services and Commercial Banking customer groups, which were adversely affected by the impact of sustained low interest rates, reduced economic activities and trade flows and the consequential deterioration in credit quality.
     HSBC continued to demonstrate its commitment to the region through the purchase of Bank Ekonomi in Indonesia in May 2009, and by becoming the first foreign bank to incorporate locally in Vietnam, in January 2009. Organic expansion continued in mainland China with the opening of eight new HSBC branded outlets in the first half of 2009 in addition to two more rural banks, consolidating HSBC’s position as the largest foreign international bank in the country. In insurance, HSBC expanded its joint ventures with Canara Bank and Oriental Bank of Commerce in India and National Trust in mainland China. The operations of The Chinese Bank in Taiwan and IL&FS Investsmart (‘Investsmart’) in India were successfully integrated during the period; the former is proceeding ahead of expectations: the latter added 77 outlets to the existing branch network to enhance wealth management product distribution.
     Net interest income increased by 2 per cent, driven by lower interest rates, particularly related to

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

the cost of funding the trading book. This benefit was partly offset by lower deposit spreads in the low interest rate environment and strong price competition for core deposit acquisition.
     Asset balances declined as demand for financing reduced and the rate of increase in personal unsecured lending origination, which had contributed to lending growth in previous years, was curtailed in order to manage asset quality. This was particularly evident in India, where the decline in lending reflected measures to improve the quality of the asset portfolio, including eliminating the use of third-party agents in the credit card origination process as experience highlighted areas of relative weakness. The effect was readily discernible, with credit card lending balances in India falling to US$539 million at 30 June 2009 from US$647 million at the beginning of the year. As credit availability was constrained in certain sectors, HSBC was able to undertake a series of repricing initiatives throughout the region which, along with the reduced funding costs in the low interest rate environment, resulted in wider spreads being achieved on lending products. This was particularly notable in respect of corporate loans and, in India, trade advances.
     HSBC remained highly successful in attracting deposits, particularly through Premier, where customer numbers increased by 14 per cent to almost half a million in the region. Balances grew in most countries, most notably India, Indonesia and mainland China. Deposit growth in India was attributable to a 12 per cent increase in the number of Premier customers and, in mainland China, to branch network expansion.
     Net fee income was 21 per cent lower than in the first half of 2008, and reflected a decline in sales of investment and wealth management products. Sales of investment products, notably unit trusts, fell, particularly in Taiwan and India as investor sentiment remained risk averse and equity markets continued to have little momentum for much of the period. Similarly, in Singapore reduced demand for managed funds and depressed market values led to a decline in funds under management and lower performance fees, partly mitigated by higher sales of structured products.
     Notwithstanding the decline in trade flows, fees from trade and supply chain products rose due to revised pricing strategies, most significantly in India.
     Net trading income declined by 2 per cent, as the fall in interest rates reduced net interest income from trading activities.
     Trading performance in Global Banking and Markets was strong as market volatility continued across the region, encouraging increased corporate hedging activity and delivering increased margins on market-making activity as investors demonstrated heightened risk aversion. Trading income growth was largely attributable to Rates trading and Credit. Revenues from Rates rose, most notably in South Korea, Indonesia and Japan, driven by increased customer demand and volatile markets. Credit related revenues rose, particularly in India, as credit spreads tightened significantly.

HSBC continued to expand in the Rest of Asia-Pacific region despite a fall of 17 per cent in underlying pre-tax profit.
     Net income from financial instruments designated at fair value of US$29 million was recorded compared with a net expense of US$88 million in the first half of 2008. This was primarily attributable to equity market-related gains on unit-linked insurance products, particularly in Singapore, and was largely offset by a corresponding increase in liabilities to policyholders reflected in net insurance claims incurred and movement in liabilities to policyholders.
     Net earned insurance premiums increased by 45 per cent to US$152 million, largely in Singapore due to increased sales of a new Guaranteed Saver life product.
     Loan impairment charges nearly doubled, reflecting a deterioration in the credit environment across the region, but remained low in absolute terms at US$531 million.
     In Personal Financial Services, loan impairment charges rose by 43 per cent, primarily in India and, to a lesser extent, in Indonesia. In India, higher loan impairment charges were driven by increased delinquency across the unsecured lending portfolio, notably credit cards and personal lending, following strong growth ahead of the economic slowdown. HSBC took specific action to mitigate loan losses, including discontinuing consumer finance loan origination towards the end of 2008, and tightening lending criteria on other unsecured lending products. In Indonesia, loan impairment charges rose due to higher delinquencies on credit cards and personal lending.
     In Commercial Banking, the rise in loan impairment charges reflected an increase in corporate failures as economic growth slowed, notably in certain export sectors. Loan impairment charges also increased from the low level recorded in 2008, notably in India where there were a few individually significant charges recorded. Other countries in the region were also affected but to a lesser degree.
     Operating expenses increased by 3 per cent to US$2.2 billion to support the ongoing expansion of infrastructure in the region. Operating expenses rose in mainland China as the branch network grew and staff numbers increased accordingly. In India, operating expenses rose by 10 per cent, driven by expansion of the branch network following the integration of Investsmart and an increase in staff numbers. In Taiwan, a fifth Commercial Banking Centre was opened in Neihu, a prominent science and technology zone, and six branch renovations were completed as part of the integration of the operations of The Chinese Bank. Infrastructure investment growth was partly offset by a reduction in marketing costs, notably in respect of unsecured lending products.
     The number of transactions completed through direct channels, including internet banking, telephone services and self-service machines increased and represented more than 60 per cent of commercial banking transactions.
     Operating expenses within the Group Service and Software Development Centres rose by 10 per cent as the number of migrated activities and processes increased in accordance with the Group’s global resourcing strategy to develop ‘Centres of Excellence’. All related costs are recharged to other Group entities and the income from these recharges is reported within other operating income.
     Profit from associates and joint ventures in the region was 11 per cent lower, driven by a reduction in contribution from Ping An Insurance due to the non-recurrence of favourable changes in investment assumptions in the first half of 2008. The profit contribution from the Bank of Communications was unchanged as the combination of increased fee income from cards, advisory services and cost savings were offset by reduced income from narrowing deposit spreads. The contribution from Industrial Bank declined due to a fall in net interest income as deposit spreads narrowed.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
Rest of Asia-Pacific[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	2,018	—	(75)	1,943	—	(175)	1,768	(12)	(9)
Net fee income	863	—	(32)	831	—	(112)	719	(17)	(13)
Changes in fair value[5]	1	—	—	1	—	(3)	(2)	(300)	(300)
Other income[6]	1,564	—	(74)	1,490	—	34	1,524	(3)	2

Net operating income[7]	4,446	—	(181)	4,265	—	(256)	4,009	(10)	(6)

Loan impairment charges and other credit risk provisions	(524)	—	16	(508)	—	(23)	(531)	(1)	(5)

Net operating income	3,922	—	(165)	3,757	—	(279)	3,478	(11)	(7)

Operating expenses	(2,380)	—	92	(2,288)	—	137	(2,151)	10	6

Operating profit	1,542	—	(73)	1,469	—	(142)	1,327	(14)	(10)

Income from associates	546	—	—	546	—	149	695	27	27

Profit before tax	2,088	—	(73)	2,015	—	7	2,022	(3)	—

For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business
Profit before tax

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Rest of Asia-Pacific[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	730	380	626	55	63	(86)	1,768

Net fee income	254	154	294	25	(8)	—	719

Trading income/(expense) excluding net interest income	40	71	609	35	(15)	—	740
Net interest income/(expense) on trading activities	(1)	—	82	—	2	86	169

Net trading income/ (expense)[24]	39	71	691	35	(13)	86	909

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	(2)	—	(2)
Net income/(expense) from other financial instruments designated at fair value	34	—	(3)	—	—	—	31

Net income/(expense) from financial instruments designated at fair value	34	—	(3)	—	(2)	—	29
Gains less losses from financial investments	5	3	(10)	—	(19)	—	(21)
Dividend income	—	—	1	—	—	—	1
Net earned insurance premiums	136	16	—	—	—	—	152
Other operating income	36	28	17	—	590	(63)	608

Total operating income	1,234	652	1,616	115	611	(63)	4,165

Net insurance claims[25]	(145)	(11)	—	—	—	—	(156)

Net operating income[7]	1,089	641	1,616	115	611	(63)	4,009

Loan impairment charges and other credit risk provisions	(375)	(151)	(5)	—	—	—	(531)

Net operating income	714	490	1,611	115	611	(63)	3,478

Total operating expenses	(870)	(291)	(517)	(68)	(468)	63	(2,151)

Operating profit	(156)	199	1,094	47	143	—	1,327

Share of profit/(loss) in associates and joint ventures	291	260	145	—	(1)	—	695

Profit before tax	135	459	1,239	47	142	—	2,022

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.7	9.1	24.7	0.9	2.9		40.3
Cost efficiency ratio	79.9	45.4	32.0	59.1	76.6		53.7

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	27,780	21,693	21,682	2,739	168		74,062
Total assets	36,761	29,760	138,266	13,068	5,958	(6,019)	217,794
Customer accounts	45,179	26,031	42,712	12,624	37		126,583
For footnotes, see page 94.

	Half-year to 30 June 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Rest of Asia-Pacific[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	864	446	759	45	68	(263)	1,919

Net fee income	320	175	456	41	12	—	1,004

Trading income/(expense) excluding net interest income	32	72	674	36	(49)	—	765
Net interest income/(expense) on trading activities	(2)	—	59	—	5	263	325

Net trading income/(expense)[24]	30	72	733	36	(44)	263	1,090

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	—	—	—
Net expense from other financial instruments designated at fair value	(85)	(1)	(2)	—	—	—	(88)

Net expense from financial instruments designated at fair value	(85)	(1)	(2)	—	—	—	(88)
Gains less losses from financial investments	14	3	6	—	1	—	24
Dividend income	—	—	1	—	—	—	1
Net earned insurance premiums	98	16	—	—	—	—	114
Other operating income	18	7	37	1	516	(104)	475

Total operating income	1,259	718	1,990	123	553	(104)	4,539

Net insurance claims[25]	6	(9)	—	—	(1)	—	(4)

Net operating income[7]	1,265	709	1,990	123	552	(104)	4,535

Loan impairment (charges)/ recoveries and other credit risk provisions	(310)	(7)	(11)	—	—	—	(328)

Net operating income	955	702	1,979	123	552	(104)	4,207

Total operating expenses	(949)	(318)	(591)	(71)	(499)	104	(2,324)

Operating profit	6	384	1,388	52	53	—	1,883

Share of profit in associates and joint ventures	320	269	158	—	4	—	751

Profit before tax	326	653	1,546	52	57	—	2,634

	%	%	%	%	%		%
Share of HSBC’s profit before tax	3.2	6.4	15.0	0.5	0.6		25.7
Cost efficiency ratio	75.0	44.9	29.7	57.7	90.3		51.2

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	31,402	25,285	28,609	3,297	160		88,753
Total assets	39,336	32,012	151,490	10,798	10,498	(4,910)	239,224
Customer accounts	43,479	27,540	48,625	10,830	65		130,539
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business (continued)
Profit before tax

	Half-year to 31 December 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Rest of Asia-Pacific[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	844	488	765	58	71	(208)	2,018

Net fee income	272	180	375	30	6	—	863

Trading income/(expense) excluding net interest income	33	50	559	41	(3)	—	680
Net interest income/(expense) on trading activities	(3)	—	64	—	3	208	272

Net trading income[24]	30	50	623	41	—	208	952

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	1	—	1
Net income/(expense) from other financial instruments designated at fair value	(87)	1	(2)	—	4	—	(84)

Net income/(expense) from financial instruments designated at fair value	(87)	1	(2)	—	5	—	(83)
Dividend income	—	—	—	—	1	—	1
Net earned insurance premiums	74	9	—	—	—	—	83
Other operating income/(expense)	41	70	42	(2)	558	(129)	580

Total operating income	1,174	798	1,803	127	641	(129)	4,414

Net insurance claims[25]	36	(4)	—	—	—	—	32

Net operating income[7]	1,210	794	1,803	127	641	(129)	4,446

Loan impairment charges and other credit risk provisions	(330)	(131)	(62)	(1)	—	—	(524)

Net operating income	880	663	1,741	126	641	(129)	3,922

Total operating expenses	(1,067)	(371)	(494)	(69)	(508)	129	(2,380)

Operating profit	(187)	292	1,247	57	133	—	1,542

Share of profit/(loss) in associates and joint ventures	72	290	177	—	7	—	546

Profit/(loss) before tax	(115)	582	1,424	57	140	—	2,088

	%	%	%	%	%		%
Share of HSBC’s loss before tax	(12.2)	61.9	151.5	6.1	14.9		222.1
Cost efficiency ratio	88.2	46.7	27.4	54.3	79.3		53.5

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	27,634	21,967	27,941	2,960	159		80,661
Total assets	36,310	29,030	147,714	12,440	5,528	(5,449)	225,573
Customer accounts	42,778	25,372	42,977	12,713	354		124,194
For footnotes, see page 94.

Middle East17
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2009
Egypt	10	27	49	—	34	120
United Arab Emirates	(14)	141	182	(1)	3	311
Other	19	35	20	—	(4)	70

Middle East (excluding Saudi Arabia)	15	203	251	(1)	33	501
Saudi Arabia	20	49	53	6	14	142

	35	252	304	5	47	643

Half-year to 30 June 2008
Egypt	11	37	45	—	22	115
United Arab Emirates	106	184	229	2	1	522
Other	44	69	65	—	—	178

Middle East (excluding Saudi Arabia)	161	290	339	2	23	815
Saudi Arabia	48	18	87	—	22	175

	209	308	426	2	45	990

Half-year to 31 December 2008
Egypt	5	31	45	—	27	108
United Arab Emirates	27	146	159	2	5	339
Other	36	56	96	—	1	189

Middle East (excluding Saudi Arabia)	68	233	300	2	33	636
Saudi Arabia	12	17	90	—	1	120

	80	250	390	2	34	756

Loans and advances to customers (net) by country17

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Egypt	2,503	2,265	2,473
United Arab Emirates	15,906	16,416	17,537
Other	6,688	6,323	7,285

	25,097	25,004	27,295

Customer accounts by country17

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Egypt	5,642	5,359	5,363
United Arab Emirates	19,284	20,658	19,808
Other	9,355	10,239	9,994

	34,281	36,256	35,165

For footnote, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
Middle East[17]	US$m	US$m	US$m
Net interest income	763	714	842

Net fee income	308	334	357

Net trading income	220	239	163

Gains less losses from financial investments	13	9	(1)
Dividend income	2	1	1
Net earned insurance premiums	—	—	—
Other operating income	63	9	—

Total operating income	1,369	1,306	1,362

Net insurance claims incurred and movement in liabilities to policyholders	—	—	—

Net operating income before loan impairment charges and other credit risk provisions	1,369	1,306	1,362

Loan impairment charges and other credit risk provisions	(391)	(41)	(238)

Net operating income	978	1,265	1,124

Total operating expenses	(482)	(460)	(499)

Operating profit	496	805	625

Share of profit in associates and joint ventures	147	185	131

Profit before tax	643	990	756

	%	%	%
Share of HSBC’s profit before tax	12.8	9.7	80.4
Cost efficiency ratio	35.2	35.2	36.6

Period-end staff numbers (full-time equivalent)	8,819	8,166	8,453

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	25,097	25,004	27,295
Loans and advances to banks (net)	6,556	11,044	7,476
Trading assets, financial instruments designated at fair value, and financial investments	10,064	8,198	8,056
Total assets	48,601	51,777	50,952
Deposits by banks	991	1,939	1,001
Customer accounts	34,281	36,256	35,165
For footnotes, see page 94.
The commentary on Middle East is on an underlying basis unless stated otherwise.

Economic briefing
After a period of very rapid expansion, the economies of the Middle East slowed sharply during the first half of 2009 as oil prices fell and access to regional and international funding was compromised. Government spending growth was maintained despite sharply reduced oil revenues, which offered some support to domestic demand. Private consumption and private investment spending, however, moderated after several years of rapid growth. Previous inflationary pressures subsided, allowing policymakers to track the exceptionally low level of interest rates in the US without reigniting consumer or asset price growth. The large surpluses accumulated during recent years of high oil prices are likely to ensure that funding for fiscal or external account shortfalls remains accessible.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
				1H08
	1H08	1H08		at 1H09	1H09	Under-	1H09	Re-	Under-
	as	acquisitions and	Currency	exchange	acquisitions and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
Middle East[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	714	—	(5)	709	—	54	763	7	8
Net fee income	334	—	(2)	332	—	(24)	308	(8)	(7)
Other income[6]	258	—	(1)	257	—	41	298	16	16

Net operating income[7]	1,306	—	(8)	1,298	—	71	1,369	5	5

Loan impairment charges and other credit risk provisions	(41)	—	(1)	(42)	—	(349)	(391)	(854)	(831)

Net operating income	1,265	—	(9)	1,256	—	(278)	978	(23)	(22)

Operating expenses	(460)	—	4	(456)	—	(26)	(482)	(5)	(6)

Operating profit	805	—	(5)	800	—	(304)	496	(38)	(38)

Income from associates	185	—	1	186	—	(39)	147	(21)	(21)

Profit before tax	990	—	(4)	986	—	(343)	643	(35)	(35)

For footnotes, see page 94.

HSBC reported profit before tax in the Middle East of US$643 million, a decrease of 35 per cent compared with the first half of 2008 on both reported and underlying bases. This decrease was largely driven by the decline in economic activity, predominantly infrastructure development, following the dramatic fall in the price of oil, the adverse effect of lower regional and global equity markets on individual wealth and the depressed real estate sector. These factors contributed to a marked increase, albeit from a low base, in loan impairment charges in the United Arab Emirates (‘UAE’). While new lending was constrained during the period, personal lending balances were higher than at 30 June 2008 and drove an increase in revenues of 6 per cent, partly offset by lower trading income as the first half of 2009 experienced lower levels of currency-related trading.
     HSBC continued to expand its presence in the region, opening eight new branches in Egypt over the last 12 months. The priority given to building the Premier business across the region continued with the number of customers increasing by 14 per cent since 31 December 2008.

The Middle East is disclosed as a separate segment for the first time. Its underlying profit before tax declined by 35 per cent.
     Net interest income increased by 8 per cent due to higher average interest earning balances compared with the first half of 2008 and asset repricing in Personal Financial Services.
     Mortgage balances were higher than in the first half of 2008, reflecting mortgage approvals early in 2008 which were not drawn until later in the year; new approvals were significantly lower in the first half of 2009 as a result of the changed market circumstances. Credit card and trade balances also increased due to higher utilisation of facilities. Asset spreads widened, benefiting from repricing activity.
     HSBC increasingly focused on liability products, and customer accounts in Personal Financial Services rose due to a combination of attractive rates offered in the last quarter of 2008 and ongoing marketing campaigns. The growth in Personal Financial Services balances was partly masked by a contraction in Global Banking and Markets balances following an outflow of funds in the second half of 2008 as currency trading abated. The revenue benefit from the limited growth in the balance sheet was partly offset by deposit spread compression in the low interest rate environment.
     Net fee income fell by 7 per cent to US$308 million as reduced activity led to a fall in transaction fees on credit cards and a decrease in origination fees for personal loans. Additionally, custody fees decreased in line with declining asset values.
     Net trading income fell by 8 per cent, to US$220 million. This was largely attributable to lower foreign exchange revenue as Middle Eastern currency markets attracted lower volumes and became less volatile than in 2008 as currency trading

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

declined. Gains related to favourable credit spread movements were offset by the non-recurrence of private equity gains.
     Other operating income included gains of US$55 million arising from the buy-back and extinguishing of HSBC’s own debt issued locally.
     Loan impairment charges rose sharply, increasing from US$41 million to US$391 million as credit quality across the region deteriorated as a consequence of weaker economic conditions.
     Loan impairment charges within Personal Financial Services rose most significantly in the UAE as a result of increased default rates on Consumer Lending, notably credit cards and personal lending. Management actions, such as reducing credit lines and tightening lending criteria to the portfolio segments most at risk, served to limit the level of these charges. There was very little impairment recognised on mortgage lending which reflected HSBC’s disciplined risk appetite, which targeted primary developments. The global economic slowdown, together with the decline in oil prices, placed intense pressure on the UAE’s economy which suffered a significant fall in property and equity prices. Unemployment steadily increased, triggered mainly by the impact of the real estate downturn on new construction which precipitated the departure of growing numbers of expatriate workers, some of whom left debts unpaid.
     For commercial and corporate banking customers, loan impairment charges rose with the deterioration in the economy, as some local businesses faced a sudden drop in operating activity. In addition, there were a few individually significant loan impairment charges recorded on exposures to large business groups in the region in financial difficulty.
     Operating expenses increased by 5 per cent to US$482 million, mostly due to the full effect of business growth in 2008. Staff numbers reflected this growth, but further increases were restricted across most of the region in response to the current economic environment. Expansion of the retail network continued in Egypt, with the opening of eight branches since 30 June 2008.
     Profit from associates and joint ventures in the region fell by 21 per cent, mainly from lower investment banking activity through IBSA. HSBC’s share of IBSA’s pre-tax profit fell by 77 per cent to US$7 million as advisory fees from debt capital markets declined. The Group’s share of income from The Saudi British Bank was lower than in the comparable period in 2008 at US$136 million as higher loan impairment charges and marginally higher operating expenses were only partly offset by strong foreign exchange and trade-related income.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
Middle East[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	842	—	(5)	837	—	(74)	763	(9)	(9)
Net fee income	357	—	(3)	354	—	(46)	308	(14)	(13)
Other income[6]	163	—	(4)	159	—	139	298	83	87

Net operating income[7]	1,362	—	(12)	1,350	—	19	1,369	1	1

Loan impairment charges and other credit risk provisions	(238)	—	2	(236)	—	(155)	(391)	(64)	(66)

Net operating income	1,124	—	(10)	1,114	—	(136)	978	(13)	(12)

Operating expenses	(499)	—	7	(492)	—	10	(482)	3	2

Operating profit	625	—	(3)	622	—	(126)	496	(21)	(20)

Income from associates	131	—	—	131	—	16	147	12	12

Profit before tax	756	—	(3)	753	—	(110)	643	(15)	(15)

For footnotes, see page 94.

Analysis by customer group and global business
Profit before tax

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Middle East[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	343	243	149	1	27	—	763

Net fee income	99	109	98	1	1	—	308

Trading income excluding net interest income	26	37	146	—	1	—	210
Net interest income on trading activities	—	—	10	—	—	—	10

Net trading income[24]	26	37	156	—	1	—	220

Gains less losses from financial investments	11	(2)	(1)	—	5	—	13
Dividend income	—	—	2	—	—	—	2
Other operating income	24	33	25	2	19	(40)	63

Total operating income	503	420	429	4	53	(40)	1,369

Net insurance claims[25]	—	—	—	—	—	—	—

Net operating income[7]	503	420	429	4	53	(40)	1,369

Loan impairment charges and other credit risk provisions	(244)	(83)	(64)	—	—	—	(391)

Net operating income	259	337	365	4	53	(40)	978

Total operating expenses	(245)	(135)	(117)	(5)	(20)	40	(482)

Operating profit/(loss)	14	202	248	(1)	33	—	496

Share of profit in associates and joint ventures	21	50	56	6	14	—	147

Profit before tax	35	252	304	5	47	—	643

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.7	5.0	6.1	0.1	0.9		12.8
Cost efficiency ratio	48.7	32.1	27.3	125.0	37.7		35.2

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	6,645	11,567	6,799	31	55		25,097
Total assets	7,578	13,040	27,423	95	5,285	(4,820)	48,601
Customer accounts	14,967	9,844	7,312	1,645	513		34,281
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business (continued)
Profit before tax

	Half-year to 30 June 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Middle East[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	302	234	159	2	20	(3)	714

Net fee income	114	114	104	2	—	—	334

Trading income excluding net interest income	21	32	155	—	19	—	227
Net interest income/(expense) on trading activities	—	—	23	—	(14)	3	12

Net trading income[24]	21	32	178	—	5	3	239
Gains less losses from financial investments	14	—	(5)	—	—	—	9
Dividend income	—	—	1	—	—	—	1
Other operating income	12	6	5	—	11	(25)	9

Total operating income	463	386	442	4	36	(25)	1,306

Net insurance claims[25]	—	—	—	—	—	—	—

Net operating income[7]	463	386	442	4	36	(25)	1,306

Loan impairment (charges)/ recoveries and other credit risk provisions	(65)	23	—	—	1	—	(41)

Net operating income	398	409	442	4	37	(25)	1,265

Total operating expenses	(238)	(123)	(110)	(2)	(12)	25	(460)

Operating profit	160	286	332	2	25	—	805

Share of profit in associates and joint ventures	49	22	94	—	20	—	185

Profit before tax	209	308	426	2	45	—	990

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.1	3.0	4.2	—	0.4		9.7
Cost efficiency ratio	51.4	31.9	24.9	50.0	33.3		35.2

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	6,459	12,099	6,392	53	1		25,004
Total assets	7,361	13,774	28,966	63	5,436	(3,823)	51,777
Customer accounts	13,073	11,428	9,537	1,764	454		36,256
     For footnotes, see page 94.

	Half-year to 31 December 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Middle East[17]	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	350	276	203	1	26	(14)	842

Net fee income	113	127	113	4	—	—	357

Trading income excluding net interest income	26	33	89	—	5	—	153

Net interest expense on trading activities	—	—	(3)	—	(1)	14	10

Net trading income[24]	26	33	86	—	4	14	163

Gains less losses from financial investments	—	—	(1)	—	—	—	(1)

Dividend income	—	—	1	—	—	—	1
Other operating income	9	2	6	3	15	(35)	—

Total operating income	498	438	408	8	45	(35)	1,362

Net insurance claims[25]	—	—	—	—	—	—	—

Net operating income[7]	498	438	408	8	45	(35)	1,362

Loan impairment charges and other credit risk provisions	(158)	(68)	(12)	—	—	—	(238)

Net operating income	340	370	396	8	45	(35)	1,124

Total operating expenses	(273)	(141)	(102)	(6)	(12)	35	(499)

Operating profit	67	229	294	2	33	—	625

Share of profit in associates and joint ventures	13	21	96	—	1	—	131

Profit before tax	80	250	390	2	34	—	756

	%	%	%	%	%		%
Share of HSBC’s profit before tax	8.5	26.6	41.5	0.2	3.6		80.4
Cost efficiency ratio	54.8	32.2	25.0	75.0	26.7		36.6

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	7,226	13,221	6,649	29	170		27,295
Total assets	8,168	14,672	27,975	46	5,754	(5,663)	50,952
Customer accounts	13,753	10,978	7,628	1,762	1,044		35,165
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
North America
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
Half-year to 30 June 2009	US$m	US$m	US$m	US$m	US$m	US$m
US	(2,858)	52	384	23	(1,519)	(3,918)
Canada	(12)	151	75	—	(70)	144
Bermuda	30	19	19	2	3	73
Other	(3)	2	(1)	(2)	2	(2)

	(2,843)	224	477	23	(1,584)	(3,703)

Half-year to 30 June 2008
US	(2,194)	167	(1,779)	48	277	(3,481)
Canada	127	237	119	4	7	494
Bermuda	17	26	35	6	10	94

	(2,050)	430	(1,625)	58	294	(2,893)

Half-year to 31 December 2008
US31	(15,170)	59	(1,120)	19	3,150	(13,062)
Canada	(21)	143	133	1	89	345
Bermuda	14	25	37	5	(1)	80
Other	(1)	1	—	—	2	2

	(15,178)	228	(950)	25	3,240	(12,635)

For footnote, see page 94.
Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
US	177,641	215,909	208,834
Canada	45,761	54,346	44,866
Bermuda	2,856	2,235	2,514

	226,258	272,490	256,214

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
US	96,059	95,763	101,963
Canada	36,514	38,367	33,905
Bermuda	7,768	7,870	7,664

	140,341	142,000	143,532

Economic briefing
Economic conditions remained extremely difficult in the US during the early months of 2009. Second quarter GDP fell by 3.9 per cent on the comparable period in 2008, the sharpest year-on-year rate of contraction for over fifty years. Housing sales and residential construction activity remained at depressed levels, while the majority of indicators reported further declines in house prices during the first half of the year. Labour market conditions weakened throughout the period as the unemployment rate rose to 9.5 per cent in June 2009, contributing to concerns about the rising trend of delinquencies in both secured and unsecured debt within the household sector. The annual rate of consumer price inflation fell sharply during the period, turning negative from March onwards, although this trend was largely reflective of the earlier volatility in energy prices. Measures of consumer confidence improved, but remained

Loss before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
North America	US$m	US$m	US$m
Net interest income	7,177	7,873	7,345

Net fee income	2,535	2,822	2,405

Net trading income/(expense)	394	(1,816)	(1,319)

Changes in fair value of long-term debt issued and related derivatives	(1,507)	369	3,367
Net income/(expense) from other financial instruments designated at fair value	(2)	(1)	2

Net income/(expense) from financial instruments designated at fair value	(1,509)	368	3,369
Gains less losses from financial investments	257	106	(226)
Dividend income	23	40	37
Net earned insurance premiums	164	203	187
Other operating income/(expense)	292	115	(92)

Total operating income	9,333	9,711	11,706

Net insurance claims incurred and movement in liabilities to policyholders	(143)	(112)	(126)

Net operating income before loan impairment charges and other credit risk provisions	9,190	9,599	11,580

Loan impairment charges and other credit risk provisions	(8,538)	(7,166)	(9,629)

Net operating income	652	2,433	1,951

Operating expenses (excluding goodwill impairment)	(4,362)	(4,807)	(4,552)
Goodwill impairment	—	(527)	(10,037)

Operating loss	(3,710)	(2,901)	(12,638)

Share of profit in associates and joint ventures	7	8	3

Loss before tax	(3,703)	(2,893)	(12,635)

	%	%	%
Share of HSBC’s profit before tax	(73.8)	(28.2)	(1,344.1)
Cost efficiency ratio	47.5	50.1	39.3

Period-end staff numbers (full-time equivalent)	37,021	48,069	44,725

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	226,258	272,490	256,214
Loans and advances to banks (net)	10,048	19,794	11,458
Trading assets, financial instruments designated at fair value, and financial investments[28]	125,321	133,262	119,634
Total assets	494,778	568,114	596,302
Deposits by banks	12,389	11,764	18,181
Customer accounts	140,341	142,000	143,532
For footnotes, see page 94.
The commentary on North America is on an underlying basis unless stated otherwise.

consistent with a weak level of expenditure. The Standard & Poor’s S&P 500 stock market index was volatile but recovered strongly during the second quarter to record an overall rise of 1.8 per cent in the first half of 2009. Having already lowered the Fed funds target rate to within a narrow range of between zero and 25 basis points, the Federal Reserve Board maintained its efforts to improve the availability of credit across the economy by purchasing a range of private and public sector financial instruments. A substantial fiscal stimulus package was expected to begin providing additional support to economic activity from the middle of the year.
     Canadian GDP fell by 2.8 per cent during the first five months of 2009 compared with the equivalent period in 2008, led by a sharp contraction in output within the manufacturing sector. Labour market conditions deteriorated sharply as unemployment rose from 6.6 per cent in December

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

2008 to 8.6 per cent in June 2009. The headline rate of consumer price inflation fell from 1.2 per cent in December 2008 to just 0.1 per cent in May 2009, reflecting the trend of energy prices, and the core rate of inflation remained largely stable around the 2.0 per cent mark throughout the period. Responding to this deteriorating economic outlook, the Bank of Canada cut its overnight interest rate from 1.5 per cent in December 2008 to 0.25 per cent in April 2009, and committed to maintaining this level until the end of the second quarter of 2010.

Review of business performance
Reconciliation of reported and underlying loss before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08			1H09
	1H08	acquisitions		1H08 at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	7,873	—	(103)	7,770	—	(593)	7,177	(9)	(8)
Net fee income	2,822	—	(42)	2,780	—	(245)	2,535	(10)	(9)
Changes in fair value[5]	369	—	(3)	366	—	(1,873)	(1,507)	(508)	(512)
Other income/(expense)[6]	(1,465)	—	(9)	(1,474)	—	2,459	985	167	167

Net operating income[7]	9,599	—	(157)	9,442	—	(252)	9,190	(4)	(3)

Loan impairment charges and other credit risk provisions	(7,166)	—	12	(7,154)	—	(1,384)	(8,538)	(19)	(19)

Net operating income	2,433	—	(145)	2,288	—	(1,636)	652	(73)	(72)

Operating expenses (excluding goodwill impairment)	(4,807)	—	77	(4,730)	—	368	(4,362)	9	8
Goodwill impairment	(527)	—	—	(527)	—	527	—	100	100

Operating loss	(2,901)	—	(68)	(2,969)	—	(741)	(3,710)	(28)	(25)

Income from associates	8	—	—	8	—	(1)	7	(13)	(13)

Loss before tax	(2,893)	—	(68)	(2,961)	—	(742)	(3,703)	(28)	(25)

For footnotes, see page 94.

HSBC’s operations in North America reported a pre-tax loss of US$3.7 billion for the first half of 2009 compared with pre-tax losses of US$2.9 billion and US$12.6 billion in the first and second halves of 2008, respectively. On an underlying basis and excluding fair value movements on HSBC’s own debt, the loss before tax declined against both halves. Notable in the current period were a strong trading performance and lower write-downs in Global Banking and Markets, reduced operating costs and a significant rise in loan impairment charges compared with the first half of 2008, though these charges were lower than the trailing six months and were also lower than what might have been anticipated given the rise in unemployment during the period.
     Net interest income in North America declined by 8 per cent, driven by lower asset balances as the legacy consumer finance portfolios ran off, higher levels of delinquent and modified loans, and the effect of deposit spread compression in both the US and Canada; these factors more than offset increased treasury revenues from Balance Sheet Management activities and lower funding costs in HSBC Finance.
     Customer asset balances fell as HSBC Finance portfolios continued to decline following decisions taken in the past three years to cease originations and run-off the residual balances in Mortgage Services, Consumer Lending and vehicle finance. In addition, HSBC Bank USA sold US$4.0 billion of prime mortgages since 31 December 2008. Balances in Card and Retail Services declined following actions taken to reduce marketing expenditure, tighten underwriting criteria on new applications and existing accounts alike, close inactive accounts, reduce contingent liabilities, lower credit lines and cease originations in certain segments. Asset spreads widened across the real-estate secured portfolios as the benefit of lower funding costs outweighed the decline in yields which was driven by a rise in delinquent loans and increased volumes of loan modifications. Spreads in Card and Retail Services also widened, mainly due to lower funding costs, repricing initiatives and the benefit from interest rate floors in portions of the loan portfolio. In the Commercial Banking portfolios, a lower cost of funds and successful repricing offset the effect of lower balances.
     Liability balances increased in Personal Financial Services and Commercial Banking, with increased personal deposits in the online savings and Premier Investor savings portfolios. However, this was mostly offset by a decline in Global Banking and Markets deposit volumes as customers opted for higher-yielding investments in the low interest rate environment, and the maturing of several large time deposits which were not renewed. Liability spread compression was experienced from a combination of lower base rates and competitive pricing pressures on savings and certificate of deposit products.
     In Global Banking and Markets, net interest income increased due to treasury revenues from Balance Sheet Management activities, which were correctly positioned to take advantage of lower central bank interest rates, and wider spreads on lending to corporates.
     Net fee income declined by 9 per cent, primarily in the US credit cards portfolio as a result of lower cash advance, late payment, over limit and interchange fees and lower enhancement services income. These were affected by reduced volumes as HSBC continued to limit portfolio balances and customers spent less. In Taxpayer Financial Services, a change in product mix towards lower revenue products and the discontinuance of all but one partner relationship led to lower fees.

Excluding fair value movements on own debt, HSBC’s underlying loss before tax in North America was less than in both halves in 2008.
     Net trading income of US$394 million compared with a loss of US$1.8 billion in the first half of 2008, driven by significantly reduced write-downs on legacy positions in Global Banking and Markets, notably in structured credit products, and improved performance in Rates.
     Net expense of US$1.5 billion was incurred on financial instruments designated at fair value, as credit spreads tightened on HSBC’s long-term debt in the first half of 2009 following their widening in 2008. This loss reflected the partial reversal of gains booked in previous years which will fully reverse over the life of the debt. HSBC does not regard this income or expense as part of managed performance.
     Gains less losses from financial investments more than doubled to US$257 million, driven by gains on the sale of mortgage-backed securities in the current period. This benefit more than offset the non-recurrence of gains arising on the sale of Visa shares during 2008.
     Net earned insurance premiums decreased by 19 per cent to US$164 million, reflecting lower loan originations in HSBC Finance arising from the run-off of the Consumer Lending business which affects payment protection insurance sales.
     Other operating income more than doubled to US$292 million, and included a gain resulting from the income recognition methodology used in respect of long-term insurance contracts in HSBC Finance and gains on the sale of prime residential mortgages. Losses on foreclosed properties declined due to a reduction in the stock of unsold properties as volumes of foreclosure cases continued to be constrained by government practice.
     Net insurance claims incurred and movement in liabilities to policyholders increased by 28 per cent to US$143 million, mainly because of additional mortgage insurance loss reserves and for losses anticipated from the rise in unemployment in the first half of the year.
     Loan impairment charges and other credit risk provisions rose sharply, increasing by 19 per cent to US$8.5 billion and reflecting substantially higher loan impairment charges in the HSBC Finance portfolio and, to a lesser extent, in the HSBC Bank USA residential mortgage portfolio, as credit quality deteriorated. These increases were driven by portfolio seasoning, rising unemployment rates, the continued weakness of the US economy and further declines in house prices which continued to restrict the ability of many customers to refinance. Partly offsetting the above was a reduction in overall lending as HSBC continued to manage down its exposure in the US.
     In Consumer Lending, loan impairment charges rose by 53 per cent to US$3.2 billion. Deterioration in delinquency trends, including early stage delinquency, was most notable in portions of the first lien portfolio in the states most affected by house price depreciation and rising unemployment rates, as well as in the 2006 and 2007 vintages of both secured and unsecured lending. The 2008 vintages also proved weak, but originations were relatively small in line with HSBC’s reduced risk appetite. In the HSBC Finance Mortgage Services portfolio, loan impairment charges declined by 43 per cent to US$1.1 billion as the portfolio seasoned and continued to run-off.
     In Personal Financial Services in HSBC Bank USA, loan impairment charges rose by 52 per cent to

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

US$0.4 billion, driven by a combination of rising delinquencies and increased loss severities in the prime first lien residential mortgage portfolio.
     Loan impairment charges in Card and Retail Services rose as portfolio seasoning, higher levels of personal bankruptcy filings and continued weakness in the US economy, including rising unemployment levels, led to an accelerated deterioration in delinquency levels and roll rates. Lower recovery rates on defaulted loans also contributed to the increase. Partly offsetting this was an extended seasonal boost driven by consumers benefiting in cash from various government economic stimulus programmes, reduced consumption levels and lower energy costs.
     Loan impairment charges in Commercial Banking rose from US$156 million in the first half of 2008 to US$271 million as the deterioration in parts of the US business banking and commercial real estate portfolios accelerated during the economic downturn. In Canada, higher loan impairment charges were driven by deterioration amongst firms in the manufacturing, commercial real estate and export sectors. Higher loan impairment charges and other credit risk provisions in Global Banking and Markets principally reflected impairment on available-for-sale debt and exposure to financial institutions and the automotive industry.
     Information on two months or more delinquency trends in the US Personal Financial Services portfolios is provided in ‘Areas of special interest – personal lending’ on page 146.
     Operating expenses declined by 17 per cent. Excluding the US$527 million goodwill impairment charge recognised in respect of North America Personal Financial Services in the first half of 2008, the decrease was 8 per cent. Restructuring costs associated with the closure of the Consumer Lending branch network were US$156 million in the first half of 2009 and were fully offset by cost savings achieved in the period. Staff costs declined, primarily in HSBC Finance as staff numbers fell following the decisions taken to run-off the Consumer Lending and vehicle finance portfolios and limit originations in the Card and Retail Services business. Staff costs decreased to a lesser extent in HSBC Bank USA and Canada and reflected lower staff numbers. Other administrative costs fell, with lower marketing costs in Card and Retail Services and lower costs in Consumer Lending following its restructuring. This was partly offset by an increase in deposit insurance costs of US$138 million following a Federal Deposit Insurance Corporation special assessment charge to all member banks in the first half of 2009.

     Reconciliation of reported and underlying loss before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	7,345	—	(40)	7,305	—	(128)	7,177	(2)	(2)
Net fee income	2,405	—	(17)	2,388	—	147	2,535	5	6
Changes in fair value[5].	3,367	—	—	3,367	—	(4,874)	(1,507)	(145)	(145)
Other income[6]	(1,537)	—	—	(1,537)	—	2,522	985	164	164

Net operating income[7]	11,580	—	(57)	11,523	—	(2,333)	9,190	(21)	(20)

Loan impairment charges and other credit risk provisions	(9,629)	—	—	(9,629)	—	1,091	(8,538)	11	11

Net operating income	1,951	—	(57)	1,894	—	(1,242)	652	(67)	(66)

Operating expenses (excluding goodwill impairment)	(4,552)	—	31	(4,521)	—	159	(4,362)	4	4
Goodwill impairment	(10,037)	—	—	(10,037)	—	10,037	—	100	100

Operating loss	(12,638)	—	(26)	(12,664)	—	8,954	(3,710)	71	71

Income from associates	3	—	—	3	—	4	7	133	133

Loss before tax	(12,635)	—	(26)	(12,661)	—	8,958	(3,703)	71	71

For footnotes, see page 94.

Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	5,976	661	528	91	(51)	(28)	7,177

Net fee income	1,711	213	539	69	3	—	2,535

Trading income/(expense) excluding net interest income	204	—	(18)	4	13	—	203
Net interest income on trading activities	37	2	124	—	—	28	191

Net trading income[24]	241	2	106	4	13	28	394

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	(1,507)	—	(1,507)
Net income/(expense) from other financial instruments designated at fair value	—	—	(4)	—	2	—	(2)

Net expense from financial instruments designated at fair value	—	—	(4)	—	(1,505)	—	(1,509)
Gains less losses from financial investments	6	4	248	—	(1)	—	257
Dividend income	10	2	7	1	3	—	23
Net earned insurance premiums	164	—	—	—	—	—	164
Other operating income/ (expense)	(74)	78	223	6	975	(916)	292

Total operating income/ (expense)	8,034	960	1,647	171	(563)	(916)	9,333

Net insurance claims[25].	(143)	—	—	—	—	—	(143)

Net operating income/ (expense)[7]	7,891	960	1,647	171	(563)	(916)	9,190

Loan impairment charges and other credit risk provisions	(7,825)	(271)	(438)	(4)	—	—	(8,538)

Net operating income/ (expense)	66	689	1,209	167	(563)	(916)	652

Total operating expenses	(2,909)	(473)	(732)	(144)	(1,020)	916	(4,362)

Operating profit/(loss)	(2,843)	216	477	23	(1,583)	—	(3,710)

Share of profit/(loss) in associates and joint ventures	—	8	—	—	(1)	—	7

Profit/(loss) before tax	(2,843)	224	477	23	(1,584)	—	(3,703)

	%	%	%	%	%	%
Share of HSBC’s profit before tax	(56.7)	4.5	9.5	0.5	(31.6)	(73.8)
Cost efficiency ratio	36.9	49.3	44.4	84.2	(181.2)	47.5

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	160,293	33,011	28,320	4,634	—	—	226,258
Total assets	185,347	39,657	269,492	6,523	4,453	(10,694)	494,778
Customer accounts	71,176	37,601	19,268	12,185	111	—	140,341
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business (continued)
Profit/(loss) before tax

	Half-year to 30 June 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	6,609	758	330	112	209	(145)	7,873

Net fee income/(expense)	2,145	192	426	98	(39)	—	2,822

Trading income/(expense) excluding net interest income	(51)	4	(2,001)	11	(154)	—	(2,191)
Net interest income/(expense) on trading activities	35	—	292	—	(97)	145	375

Net trading income/(expense)[24]	(16)	4	(1,709)	11	(251)	145	(1,816)

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	369	—	369
Net income/(expense) from other financial instruments designated at fair value	4	2	7	1	(15)	—	(1)

Net income from financial instruments designated at fair value	4	2	7	1	354	—	368
Gains less losses from financial investments	105	3	(4)	—	2	—	106
Dividend income	8	—	31	—	1	—	40
Net earned insurance premiums	203	—	—	—	—	—	203
Other operating income/(expense)	(100)	88	76	7	715	(671)	115

Total operating income/(expense)	8,958	1,047	(843)	229	991	(671)	9,711

Net insurance claims[25]	(112)	—	—	—	—	—	(112)

Net operating income/(expense)[7]	8,846	1,047	(843)	229	991	(671)	9,599

Loan impairment charges and other credit risk provisions	(6,952)	(156)	(57)	(1)	—	—	(7,166)

Net operating income/(expense)	1,894	891	(900)	228	991	(671)	2,433

Operating expenses (excluding goodwill impairment)	(3,417)	(468)	(725)	(170)	(698)	671	(4,807)
Goodwill impairment	(527)	—	—	—	—	—	(527)

Operating profit/(loss)	(2,050)	423	(1,625)	58	293	—	(2,901)

Share of profit in associates and joint ventures	—	7	—	—	1	—	8

Profit/(loss) before tax	(2,050)	430	(1,625)	58	294	—	(2,893)

	%	%	%	%	%	%
Share of HSBC’s profit before tax	(20.0)	4.2	(15.9)	0.6	2.9	(28.2)
Cost efficiency ratio	44.6	44.7	(86.0)	74.2	70.4	55.6

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	201,941	37,756	27,137	5,656	—		272,490
Total assets	243,270	45,223	284,015	7,200	685	(12,279)	568,114
Customer accounts	66,281	36,881	23,709	15,020	109		142,000
For footnotes, see page 94.

	Half-year to 31 December 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	6,023	722	734	112	(187)	(59)	7,345

Net fee income/(expense)	1,751	199	392	83	(20)	—	2,405

Trading income/(expense) excluding net interest income	(199)	1	(1,515)	(1)	26	—	(1,688)
Net interest income/(expense) on trading activities	31	—	292	—	(13)	59	369

Net trading income/(expense)[24]	(168)	1	(1,223)	(1)	13	59	(1,319)

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	3,367	—	3,367
Net income/(expense) from other financial instruments designated at fair value	(6)	(2)	(8)	(1)	19	—	2

Net income/(expense) from financial instruments designated at fair value	(6)	(2)	(8)	(1)	3,386	—	3,369
Gains less losses from financial investments	(40)	2	(205)	—	17	—	(226)
Dividend income	28	11	(4)	3	(1)	—	37
Net earned insurance premiums	187	—	—	—	—	—	187
Other operating income/(expense)	(326)	52	164	13	704	(699)	(92)

Total operating income/(expense)	7,449	985	(150)	209	3,912	(699)	11,706

Net insurance claims[25]	(126)	—	—	—	—	—	(126)

Net operating income/(expense)[7]	7,323	985	(150)	209	3,912	(699)	11,580

Loan impairment charges and other credit risk provisions	(9,180)	(293)	(141)	(15)	—	—	(9,629)

Net operating income/(expense)	(1,857)	692	(291)	194	3,912	(699)	1,951

Operating expenses (excluding goodwill impairment)	(3,284)	(469)	(659)	(169)	(670)	699	(4,552)
Goodwill impairment	(10,037)	—	—	—	—	—	(10,037)

Operating profit/(loss)	(15,178)	223	(950)	25	3,242	—	(12,638)
Share of profit/(loss) in associates and joint ventures	—	5	—	—	(2)	—	3

Profit/(loss) before tax	(15,178)	228	(950)	25	3,240	—	(12,635)

	%	%	%	%	%	%
Share of HSBC’s loss before tax	(1,614.7)	24.3	(101.1)	27	344.7	(1,344.1)
Cost efficiency ratio	181.9	47.6	(439.3)	80.9	17.1	126.0

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	179,663	35,725	35,583	5,243	—		256,214
Total assets	205,722	42,211	348,347	7,054	3,323	(10,355)	596,302
Customer accounts	65,830	39,105	23,844	14,657	96		143,532
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Latin America
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2009
Argentina	13	42	62	—	—	117
Brazil	(165)	107	267	2	3	214
Mexico	8	51	115	3	—	177
Panama	41	25	7	—	—	73
Other	(22)	(4)	29	(1)	(3)	(1)

	(125)	221	480	4	—	580

Half-year to 30 June 2008
Argentina	21	43	55	—	—	119
Brazil	262	200	193	6	(1)	660
Mexico	151	127	106	1	—	385
Panama	31	18	13	1	—	63
Other	3	23	16	—	(3)	39

	468	411	383	8	(4)	1,266

Half-year to 31 December 2008
Argentina	(21)	68	58	—	—	105
Brazil	(12)	148	105	2	7	250
Mexico	209	30	84	6	—	329
Panama	20	19	20	(1)	—	58
Other	4	30	(9)	1	3	29

	200	295	258	8	10	771

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Argentina	2,222	2,704	2,356
Brazil	20,038	23,721	18,255
Mexico	11,913	18,557	12,211
Panama	5,921	4,294	4,538
Other	4,596	4,976	4,927

	44,690	54,252	42,287

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Argentina	2,963	3,300	2,988
Brazil	33,508	35,285	27,857
Mexico	16,311	22,562	17,652
Panama	6,468	5,338	5,185
Other	5,631	5,294	5,761

	64,881	71,779	59,443

Profit before tax

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
Latin America	US$m	US$m	US$m
Net interest income	2,620	3,362	3,096

Net fee income	823	1,139	1,028

Net trading income	599	358	343

Changes in fair value from long-term debt issued and related derivatives	—	—	—
Net income from other financial instruments designated at fair value	188	156	208

Net income from financial instruments designated at fair value	188	156	208
Gains less losses from financial investments	132	168	8
Dividend income	4	6	14
Net earned insurance premiums	724	900	817
Other operating income	61	130	170

Total operating income	5,151	6,219	5,684

Net insurance claims incurred and movement in liabilities to policyholders	(699)	(764)	(626)

Net operating income before loan impairment charges and other credit risk provisions	4,452	5,455	5,058

Loan impairment charges and other credit risk provisions	(1,385)	(1,170)	(1,322)

Net operating income	3,067	4,285	3,736

Total operating expenses	(2,488)	(3,023)	(2,967)

Operating profit	579	1,262	769

Share of profit in associates and joint ventures	1	4	2

Profit before tax	580	1,266	771

	%	%	%
Share of HSBC’s profit before tax	11.6	12.3	82.0
Cost efficiency ratio	55.9	55.4	58.7

Period-end staff numbers (full-time equivalent)	54,812	63,851	58,559

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	44,690	54,252	42,287
Loans and advances to banks (net)	17,696	17,192	14,572
Trading assets, financial instruments designated at fair value, and financial investments	24,606	27,929	18,753
Total assets	107,515	122,009	102,946
Deposits by banks	5,333	4,705	5,598
Customer accounts	64,881	71,779	59,443
For footnote, see page 94.
The commentary on Latin America is on an underlying basis unless stated otherwise.

Economic briefing
A mixture of weak external demand and the disruption caused by the H1N1 flu virus contributed to a substantial deterioration in economic conditions within Mexico during the first half of 2009. First quarter GDP fell by 8.2 per cent compared with the equivalent period in 2008, while the annual rate of consumer price inflation eased from 6.5 per cent in December 2008 to 5.7 per cent in June 2009 as the economy slowed. In response to this, the Bank of Mexico cut its overnight interest rate by 350 basis points during the first half of 2009 to stand at 4.75 per cent by the end of the period.
     The Brazilian economy experienced a mild contraction during the early months of 2009, with first quarter GDP falling by 1.8 per cent against the comparable period in 2008. However, the quarter-on-quarter rate of decline proved more moderate than in the final quarter of 2008, and rising household consumption provided evidence that economic conditions were stabilising. After having reached unusually low levels, the unemployment rate

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

increased during the early months of 2009 compared with the equivalent period in 2008, while the annual rate of consumer price inflation fell from 5.9 per cent in December 2008 to 4.8 per cent in June, close to the central bank’s targeted rate. Faced with this softening of economic conditions and diminishing inflationary pressures, the Central Bank of Brazil reduced its policy Selic target rate by a cumulative 450 basis points during the first half of 2009 to 9.25 per cent in June.
     In Argentina, economic activity is being adversely affected by the decline in external demand. Industrial production is reported to have fallen by 1.9 per cent during the first five months of 2009 compared with the same period in 2008, although a reduction in consumer price inflation has provided some relief to the economy and has enabled interest rates to ease.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 30 June 2008 (‘1H08’)
		1H08		1H08	1H09
	1H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[3]	disposals[1]	change	reported	change[4]	change[4]
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	3,362	—	(699)	2,663	—	(43)	2,620	(22)	(2)
Net fee income	1,139	—	(242)	897	—	(74)	823	(28)	(8)
Other income[6]	954	—	(192)	762	—	247	1,009	6	32

Net operating income[7]	5,455	—	(1,133)	4,322	—	130	4,452	(18)	3

Loan impairment charges and other credit risk provisions	(1,170)	—	256	(914)	—	(471)	(1,385)	(18)	(52)

Net operating income	4,285	—	(877)	3,408	—	(341)	3,067	(28)	(10)

Operating expenses	(3,023)	—	621	(2,402)	—	(86)	(2,488)	18	(4)

Operating profit	1,262	—	(256)	1,006	—	(427)	579	(54)	(42)

Income from associates	4	—	(1)	3	—	(2)	1	(75)	(67)

Profit before tax	1,266	—	(257)	1,009	—	(429)	580	(54)	(43)

For footnotes, see page 94.

HSBC’s operations in Latin America reported pre-tax profits of US$0.6 billion, compared with US$1.3 billion in the first half of 2008. On an underlying basis, pre-tax profits decreased by 43 per cent.
     Marginally higher operating income was driven by significantly stronger trading income in Global Banking and Markets and a resilient performance in Commercial Banking. This was more than offset by a continued rise in loan impairment charges, primarily as a result of credit deterioration in the personal and commercial lending portfolios. Operating expenditure increased slightly as cost saving initiatives were more than offset by the effect of one-off items.
     Net interest income fell marginally by 2 per cent. Interest income on deposits reduced due to generally lower spreads and lower balances from personal customers. Also, net interest income fell due to the cost of funding larger trading positions in
Mexico. This was more than offset by increased trading income. Interest income rose on lending to commercial customers, particularly in Brazil.
     Average customer lending volumes were higher, primarily due to growth in commercial working capital lending in Brazil. In Mexico, average lending volumes fell in personal lending including credit cards, personal loans and vehicle finance, and in commercial lending with the exception of real estate loans. Declining balances in a number of products resulted from actions taken to restrict new lending, and the managing down of the existing portfolio. Overall spreads on lending products improved in the region, particularly on overdrafts in Brazil and credit cards in Mexico. Spreads also improved in Argentina following the trend in the local interest rate market.
     Deposit balances rose in the region, driven by commercial and Global Banking customers. Deposit volumes from personal customers fell in Mexico as a result of intense competition in the difficult economic environment, the elimination of foreign currency cash transactions in branches and reduced branch operations. Spreads on deposits narrowed, due to falling interest rates, particularly in Mexico.

Underlying pre-tax profit fell by 43 per cent in Latin America, largely as a result of credit deterioration in personal and commercial lending.
     In the first half of 2008, net interest income benefited from a favourable court decision resulting in the recovery of transactional taxes on insurance transactions in Brazil and interest accrued thereon.
     Net fee income declined by 8 per cent, with lower income from Personal Financial Services. Lower deposit volumes and tighter credit origination criteria resulted in lower deposit and credit card fees in Mexico. Weak market performance in Brazil led to lower assets under management and related fee income. A decision in May 2008 by the Brazilian Central Bank, reducing or eliminating certain fees, also had a negative effect.
     Net trading income rose significantly, due to a stronger performance in Global Banking and Markets, primarily in Brazil and Mexico, driven by increased foreign exchange and Rates trading income, which benefited from correct positioning with regard to market volatility and interest rate movements.
     Net income from financial instruments designated at fair value rose by 48 per cent, primarily from higher insurance-related assets as a result of business growth and an increase in the fair value of fixed income assets held in support of the pension portfolio. This was offset by a similar increase in net insurance claims incurred and movement in liabilities to policyholders.
     The effect of the Argentine government’s nationalisation of the Pension business in the second half of 2008 on net earned insurance premiums and net insurance claims incurred and movement in liabilities to policyholders was partially offset by increases in general insurance products in Argentina and higher sales of pension and life products in Brazil.
     Other operating income fell by 41 per cent. In Argentina, a gain was realised on the sale of the local head office building. This was offset by a gain made in the first half of 2008 on a refinement of the income recognition methodology used in respect of long-term insurance contracts in Brazil.
     Loan impairment charges and other credit risk provisions rose by 52 per cent compared with the first half of 2008 as economic conditions deteriorated across the region. In Personal Financial Services, the combination of credit card portfolio seasoning, following a targeted expansion in market share in previous years, primarily in Mexico, and increased delinquencies resulted in an increase in loan impairment charges. Tighter credit control policies have been put in place to constrain new card issuance as the country endures a severe recession and a consequent rise in unemployment. Higher delinquencies and growth in previous years in other secured and unsecured personal lending products, such as vehicle finance and payroll loans in Brazil, and mortgages and personal loans in Mexico, also contributed to the rise in loan impairment charges in the first half of 2009. The commercial lending portfolios experienced deterioration in credit quality, primarily in the small, micro and mid-market business segments in Brazil. The reduction of tourism into Mexico since the H1N1 flu virus outbreak exacerbated economic problems and delinquency trends in both personal and commercial lending.
     Operating expenses rose by 4 per cent. Staff costs declined marginally due to lower staff numbers, following programmes to improve operational efficiency and reduced performance-related compensation. This was partly offset by wage inflation and severance payments. The implementation of cost savings initiatives, including the cancellation of the credit card cashback promotional facility in Mexico, was offset by higher costs in Brazil, which were driven by higher transactional taxes, litigation costs and the non-recurrence of a recovery of transactional taxes in the insurance business in the first half of 2008. Excluding this recovery, operating expenses were stable.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2009 (‘1H09’) compared with half-year to 31 December 2008 (‘2H08’)
		2H08		2H08	1H09
	2H08	acquisitions		at 1H09	acquisitions	Under-	1H09	Re-	Under-
	as	and	Currency	exchange	and	lying	as	ported	lying
	reported	disposals[1]	translation[2]	rates[8]	disposals[1]	change	reported	change[4]	change[4]
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	3,096	—	(401)	2,695	—	(75)	2,620	(15)	(3)
Net fee income	1,028	—	(144)	884	—	(61)	823	(20)	(7)
Other income[6]	934	(71)	(116)	747	—	262	1,009	8	35

Net operating income[7]	5,058	(71)	(661)	4,326	—	126	4,452	(12)	3

Loan impairment charges and other credit risk provisions	(1,322)	—	174	(1,148)	—	(237)	(1,385)	(5)	(21)

Net operating income	3,736	(71)	(487)	3,178	—	(111)	3,067	(18)	(3)

Operating expenses	(2,967)	—	396	(2,571)	—	83	(2,488)	16	3

Operating profit	769	(71)	(91)	607	—	(28)	579	(25)	(5)

Income from associates	2	—	—	2	—	(1)	1	(50)	(50)

Profit before tax	771	(71)	(91)	609	—	(29)	580	(25)	(5)

For footnotes, see page 94.

Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	1,800	750	275	9	(12)	(202)	2,620

Net fee income	463	240	101	12	7	—	823

Trading income/(expense) excluding net interest income	33	30	452	1	(4)	—	512
Net interest income/(expense) on trading activities	2	2	(119)	—	—	202	87

Net trading income/(expense)[24]	35	32	333	1	(4)	202	599

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	—	—	—
Net income/(expense) from other financial instruments designated at fair value	221	—	(50)	—	17	—	188

Net income/(expense) from financial instruments designated at fair value	221	—	(50)	—	17	—	188
Gains less losses from financial investments	87	1	44	—	—	—	132
Dividend income	3	—	1	—	—	—	4
Net earned insurance premiums	661	28	35	—	—	—	724
Other operating income/ (expense)	81	18	17	1	(14)	(42)	61

Total operating income/ (expense)	3,351	1,069	756	23	(6)	(42)	5,151

Net insurance claims[25]	(654)	(15)	(30)	—	—	—	(699)

Net operating income/ (expense)[7]	2,697	1,054	726	23	(6)	(42)	4,452

Loan impairment (charges)/ recoveries and other credit risk provisions	(1,125)	(261)	1	—	—	—	(1,385)

Net operating income/ (expense)	1,572	793	727	23	(6)	(42)	3,067

Total operating expenses	(1,697)	(573)	(247)	(19)	6	42	(2,488)

Operating profit/(loss)	(125)	220	480	4	—	—	579

Share of profit in associates and joint ventures	—	1	—	—	—	—	1

Profit/(loss) before tax	(125)	221	480	4	—	—	580

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(2.5)	4.4	9.6	0.1	—		11.6
Cost efficiency ratio	62.9	54.4	34.0	82.6	(100.0)		55.9

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	19,423	16,162	9,055	50	—		44,690
Total assets	33,262	20,615	53,897	313	249	(821)	107,515
Customer accounts	27,881	16,595	18,003	2,402	—		64,881
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business (continued)
Profit/(loss) before tax

	Half-year to 30 June 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	2,376	800	337	13	(2)	(162)	3,362

Net fee income	712	271	131	19	6	—	1,139

Trading income excluding net interest income	16	34	130	1	1	—	182
Net interest income on trading activities	4	3	7	—	—	162	176

Net trading income[24]	20	37	137	1	1	162	358

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	—	—	—
Net income/(expense) from other financial instruments designated at fair value	162	—	(6)	—	—	—	156

Net income/(expense) from financial instruments designated at fair value	162	—	(6)	—	—	—	156
Gains less losses from financial investments	111	11	45	2	(1)	—	168
Dividend income	4	—	2	—	—	—	6
Net earned insurance premiums	802	47	56	—	(5)	—	900
Other operating income	98	20	24	2	7	(21)	130

Total operating income	4,285	1,186	726	37	6	(21)	6,219

Net insurance claims[25]	(706)	(22)	(36)	—	—	—	(764)

Net operating income[7]	3,579	1,164	690	37	6	(21)	5,455

Loan impairment (charges)/ recoveries and other credit risk provisions	(1,060)	(110)	2	—	(2)	—	(1,170)

Net operating income	2,519	1,054	692	37	4	(21)	4,285

Total operating expenses	(2,055)	(643)	(309)	(29)	(8)	21	(3,023)

Operating profit/(loss)	464	411	383	8	(4)	—	1,262

Share of profit in associates and joint ventures	4	—	—	—	—	—	4

Profit/(loss) before tax	468	411	383	8	(4)	—	1,266

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.6	4.0	3.7	0.1	(0.1)		12.3
Cost efficiency ratio	57.4	55.2	44.8	78.4	133.3		55.4

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	24,431	19,073	10,704	44	—		54,252
Total assets	40,318	24,815	57,181	314	282	(901)	122,009
Customer accounts	34,368	17,021	19,072	1,318	—		71,779
For footnotes, see page 94.

	Half-year to 31 December 2008
	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[29]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	2,206	837	242	9	(33)	(165)	3,096

Net fee income	627	265	117	16	3	—	1,028

Trading income/(expense) excluding net interest income	107	(7)	70	2	3	—	175
Net interest income/(expense) on trading activities	3	1	1	—	(2)	165	168

Net trading income/(expense)[24]	110	(6)	71	2	1	165	343

Changes in fair value of long-term debt issued and related derivatives	—	—	—	—	—	—	—
Net income from other financial instruments designated at fair value	25	—	145	—	38	—	208

Net income from financial instruments designated at fair value	25	—	145	—	38	—	208
Gains less losses from financial investments	21	10	(24)	—	1	—	8
Dividend income	12	1	1	—	—	—	14
Net earned insurance premiums	745	35	32	—	5	—	817
Other operating income	146	37	15	1	1	(30)	170

Total operating income	3,892	1,179	599	28	16	(30)	5,684

Net insurance claims[25]	(575)	(20)	(32)	—	1	—	(626)

Net operating income[7]	3,317	1,159	567	28	17	(30)	5,058

Loan impairment charges and other credit risk provisions	(1,060)	(230)	(31)	—	(1)	—	(1,322)

Net operating income	2,257	929	536	28	16	(30)	3,736

Total operating expenses	(2,059)	(634)	(278)	(20)	(6)	30	(2,967)

Operating profit	198	295	258	8	10	—	769

Share of profit in associates and joint ventures	2	—	—	—	—	—	2

Profit before tax	200	295	258	8	10	—	771

	%	%	%	%	%		%
Share of HSBC’s loss before tax	21.3	31.3	27.4	0.9	1.1		82.0
Cost efficiency ratio	62.1	54.7	49.0	71.4	35.3		58.7

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	18,523	15,460	8,273	31	—		42,287
Total assets	30,320	19,382	53,870	391	361	(1,378)	102,946
Customer accounts	27,564	14,367	15,384	2,128	—		59,443
For footnotes, see page 94.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Footnotes to the Operating and Financial Review
Reconciliations of reported and underlying profit/(loss) before tax
1	Columns headed ‘Acquisitions and disposals’ comprise the net increments or decrements in profits in the current half-year (compared with the previous half-years) which are attributable to acquisitions or disposals of subsidiaries made in the relevant periods. Acquisitions and disposals are determined on the basis of the review and analysis of events in each period.

2	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous half-years at the average rates of exchange applicable in the current half-year.

3	Excluding acquisitions and disposals in the first half of 2008.

4	Positive numbers are favourable: negative numbers are unfavourable.

5	Changes in fair value of long-term debt issued and related derivatives.

6	Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and investment in liabilities to policyholders.

7	Net operating income before loan impairment charges and other credit risk provisions.

8	Excluding acquisitions and disposals in the second half of 2008.
Financial summary
9	Net interest income includes the cost of funding trading assets, while the related external revenues are reported in trading income. In HSBC’s customer group results, the cost of funding trading assets is included within Global Banking and Markets’ net trading income as an interest expense.

10	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).

11	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.

12	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

13	The cost of internal funding of trading assets was US$821 million (first half of 2008: US$2,931 million; second half of 2008 US$2,616 million) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in HSBC’s customer group and global business reporting.

14	Net trading income includes an expense of US$127 million (first half of 2008: income of US$262 million; second half of 2008: income of US$267 million) associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.

15	Includes gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.

16	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

17	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been restated accordingly.

18	30 June 2008 has been restated to reflect the impact of goodwill impaired which was previously excluded from the calculation.

19	Expressed as a percentage of average invested capital.

20	Average invested capital is measured as average total shareholders’ equity after:
–	adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);

–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed cost of such properties on transition to IFRSs and will run down as the properties are sold;

–	deducting average preference shares and other equity instruments issued by HSBC Holdings; and

–	deducting average reserves for unrealised (gains)/losses on effective cash flow hedges and available-for-sale securities.
21	Return on average invested capital is based on the profit attributable to ordinary shareholders of the parent company less goodwill previously amortised in respect of the French regional banks sold in 2008.
Analyses by customer group and global business and by geographical region
22	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, movements in the fair value of own debt designated at fair value (the remainder of the Group’s gain on own debt is included in Global Banking and Markets), and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the Group Management Office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

23	Assets by geographical region and customer group include intra-HSBC items. These items are eliminated, where appropriate, under the heading ‘Intra-HSBC items’.

24	In the analysis of customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.

25	Net insurance claims incurred and movement in liabilities to policyholders.

26	In the first half of 2009, Global Markets included an expense of US$127 million from movements in credit spreads on structured liabilities (first half of 2008: income of US$262 million; second half of 2008: income of US$267 million).

27	‘Other’ in Global Banking and Markets includes net interest earned on free capital held in the global business not assigned to products.

28	Trading assets, financial instruments designated at fair value and financial investments held in Europe, and by Global Banking and Markets in North America, include financial assets which may be repledged or resold by counterparties.

29	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from customer groups, and (ii) the intra-segment funding costs of trading activities undertaken within Global Banking and Markets. HSBC’s balance sheet management business reported within Global Banking and Markets, provides funding to the trading businesses. To report Global Banking and Markets’ net trading income on a fully funded basis, net interest income and net interest income/(expense) on trading activities are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.

30	France primarily comprises the domestic operations of HSBC France and the Paris branch of HSBC Bank plc.

31	US included the impairment of goodwill in respect of Personal Financial Services — North America in the second half of 2008.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil

Background and disclosure policy
As a consequence of the widespread deterioration in the markets for securitised and structured financial assets, and consequent disruption to the global financial system since mid-2007, it remains difficult to observe prices for structured credit risk, including prime tranches of such risk, as the markets for these assets remain illiquid. The resulting constraint on the ability of financial institutions to access wholesale markets to fund such assets added additional downward pressure on asset prices. As a consequence, many financial institutions recorded considerable reductions in the fair values of their asset-backed securities (‘ABS’s) and leveraged structured transactions, most significantly for US sub-prime and Alt-A mortgage-backed securities and collateralised debt obligations referencing these securities, but in other asset classes too.
     In light of continued illiquidity and the risk to capital from further write-downs, in the first half of 2009 many financial institutions continued to reduce leveraged exposures, build liquidity and raise additional capital. Volatility in financial markets remained in the first half of 2009, resulting in wider transaction spreads, and markets for securitised and structured financial assets continued to be constrained.
     The pace of deterioration in the fair value of assets supported by sub-prime and Alt-A mortgages experienced in 2008 reduced in the first half of 2009. Spreads widened only modestly on Alt-A assets and sub-prime assets. The primary market for all but US government-sponsored issues remained weak.
     A further constraint on liquidity within the market for securitised assets emerged as rating agencies changed their rating methodologies precipitating widespread downgrades and fear of further downgrades across all tranches of securitised paper. This accentuated illiquidity as the Basel II framework ties capital requirements to ratings without reference to expected loss.
     This section contains disclosures about the effect of the ongoing market turmoil on HSBC’s securitisation activities and other structured products. HSBC’s principal exposures to the US and the UK mortgage markets take the form of credit risk from direct loans and advances to customers which were originated to be held to maturity or refinancing, details of which are provided on page 146.
     Financial instruments which were most affected by the market turmoil include exposures to direct lending held at fair value through profit or loss and ABSs, including mortgage-backed securities (‘MBS’s) and collateralised debt obligations (‘CDO’s), and exposures to and contingent claims on monoline insurers (‘monolines’) in respect of structured credit activities and leveraged finance transactions which were originated to be distributed.

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in this section goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules.
     In the specific context of facilitating an understanding of the ongoing market turmoil in markets for securitised and structured assets, HSBC has considered the recommendations relating to disclosure contained within the reports issued by the Financial Stability Forum on ‘Enhancing market and institutional resilience’, the Committee of European Banking Supervisors on ‘Banks’ transparency on activities and products affected by the recent market turmoil’ and the International Accounting Standards Board Expert Advisory Panel on ‘Measuring and disclosing the fair value of financial instruments in markets that are no longer active’. In addition, HSBC has considered feedback from investors, regulators and other stakeholders on the disclosures that investors would find most useful.
     The specific topics covered in respect of HSBC’s securitisation activities and exposure to structured products are as follows:
•	overview of exposure;

•	business model;

•	risk management;

•	accounting policies;

•	nature and extent of HSBC’s exposures;

•	fair values of financial instruments; and

•	special purpose entities.
Overview of exposure
At 30 June 2009, the aggregate carrying amount of HSBC’s exposure to ABSs, trading loans held for securitisation and exposure to leveraged finance transactions was US$78 billion (31 December 2008: US$91 billion), summarised as follows:

Overall exposure

	At 30 June 2009		At 31 December 2008
		Including		Including
	Carrying	sub-prime	Carrying	sub-prime
	amount	and Alt-A	amount	and Alt-A
	US$bn	US$bn	US$bn	US$bn
ABSs	69	11	81	12

– fair value through profit or loss	11	1	14	1
– available for sale[1]	47	8	56	9
– held to maturity[1]	3	—	3	—
– loans and receivables	8	2	8	2

Loans at fair value through profit or loss	3	2	4	3

Leveraged finance loans
– loans and receivables	6	—	6	—

	78	13	91	15

1 Total includes holdings of ABSs issued by Freddie Mac and Fannie Mae.
Reconciliation of movement in carrying amount of ABSs

Half-year to
30 June 2009
US$bn
Balance at 1 January 2009	81.0
Net ABS sales (principally of US Government agency and sponsored enterprises)	(6.0)
Principal amortisation of available-for-sale ABSs, repayment at par	(3.5)
Net movement on fair values of available-for-sale ABSs	0.4
Net sales (principal amortisation and write-downs of ABSs classified as trading)	(2.8)
Exchange differences and other movements	(0.1)

Balance at 30 June 2009	69.0

     The majority of these exposures arise in the Global Banking and Markets business segment.
     Of the total carrying amount of ABSs, US$12.9 billion (31 December 2008: US$14.6 billion) are held through vehicles discussed on page 100, where significant first loss protection is provided by external investors on a fully collateralised basis. This includes US$3.3 billion (31 December 2008: US$3.5 billion) in respect of sub-prime and Alt-A residential mortgage exposure.

HSBC’s holdings of available-for-sale ABSs fell by US$9.2 billion to US$47.1 billion. The associated AFS reserve deficit improved by US$1.2 billion to US$17.5 billion.
Reclassification of financial assets
In October 2008, the IASB issued amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ which permitted an entity to reclassify non-derivative financial assets out of the held-for-trading category as described in the accounting policies on page 346 of the Annual Report and Accounts 2008.
     During the second half of 2008, HSBC reclassified financial assets from the held-for-trading category to the loans and receivables and available-for-sale classifications. The amount reclassified reflected the fair value of the financial assets at the date of reclassification. Further details of the reclassifications and the transition rules are included on pages 145 to 146 of the Annual Report and Accounts 2008.
     The amendment to IAS 39 was restricted to situations where the transferring entity had the intention and ability to hold the transferred position for the foreseeable future, in the case of transfers to the loans and receivable category. Transfers to the available-for-sale category were undertaken when the transferring entity no longer intended to sell the transferred position in the near term.
     The Group did not undertake any reclassifications during the first half of 2009.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Reclassifications of financial assets

	At 30 June 2009		At 31 December 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Reclassification to loans and receivables
ABSs	7,827	5,266	7,991	6,139
Trading loans — commercial mortgage loans	605	551	587	557
Leveraged finance and syndicated loans	5,720	4,758	5,670	4,239

	14,152	10,575	14,248	10,935

Reclassification to available for sale
Corporate debt and other securities	2,156	2,156	2,401	2,401

	16,308	12,731	16,649	13,336

     If these reclassifications had not been made, the Group’s profit before tax in the first half of 2009 would have been reduced by US$0.3 billion from US$5.0 billion to US$4.7 billion (second half of 2008: a reduction of US$3.5 billion from US$9.3 billion to US$5.8 billion). The reduction in profit before tax is attributable to an increase in the North American segment of US$0.2 billion and a reduction of US$0.5 billion in the European segment (second half of 2008: reductions of US$0.9 billion and US$2.6 billion, respectively).
     The following table shows the fair value gains and losses, income and expense recognised in the income statement both before and after the date of reclassification:

Fair value gains and losses, income and expense

	Effect on income statement			Effect on income statement
	for half-year to 30 June 2009			for half-year to 31 December 2008
	Income and			Income and
	expense			expense
	recorded in	Assuming	Net effect	recorded in	Assuming	Net effect
	the income	no reclass-	of reclass-	the income	no reclass-	of reclass-
	statement[1]	ification[2]	ification	statement[1]	ification[2]	ification
	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets reclassified to loans and receivables
ABSs	243	(466)	709	303	(1,549)	1,852
Trading loans — commercial mortgage loans	15	(8)	23	17	(13)	30
Leveraged finance and syndicated loans	210	679	(469)	192	(1,239)	1,431

	468	205	263	512	(2,801)	3,313

Financial assets reclassified to available for sale
Corporate debt and other securities	36	38	(2)	22	(202)	224

	504	243	261	534	(3,003)	3,537

1	Income and expense recorded in the income statement represents the accrual of the effective interest rate and, for the first half of 2009, also includes US$160 million in respect of impairment (second half of 2008: US$26 million).

2	Effect on the income statement during the period had the reclassification not occurred.

Financial effect of market turmoil
As described in ‘Background and disclosure policy’ on page 96, the dislocation of financial markets which developed in the second half of 2007 continued throughout 2008 and into 2009. For the last three half-year periods, the write-downs incurred by the Group on ABSs, trading loans held for securitisation, leveraged finance transactions and the movement in fair values on available-for-sale ABSs taken to equity, plus impairment losses on specific exposures to banks, are summarised in the following table:

The Group’s write-downs as a consequence of market turmoil were US$1.3 billion for the half-year to 30 June 2009, down from US$4.0 billion for the half-year to 30 June 2008.

Financial effect of market turmoil

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$bn	US$bn	US$bn
Write-downs taken to income statement	(1.3)	(4.0)	(2.3)
Net movement on available-for-sale reserve on ABSs in the period	1.2	(6.1)	(10.4)
Closing balance of available-for-sale reserve relating to ABSs	(17.5)	(8.3)	(18.7)

     Virtually all of these effects were recorded in Global Banking and Markets. No further impairment losses were recognised on the collapse of financial institutions during the half-year to 30 June 2009 (second half of 2008: US$209 million, of which the collapse of Icelandic banks accounted for US$126 million).
     Further analyses of the write-downs taken to the income statement by Global Banking and Markets and the net carrying amounts of the positions that generated these write-downs, are shown in the following table:

Global Banking and Markets write-downs taken to the income statement and carrying amounts

	Write-downs during half-year to			Carrying amount at
	30 June	30 June	31 December	30 June	30 June	31 December
	2009	2008	2008	2009	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m
Sub-prime mortgage-related assets
– loan securitisation	156	301	292	943	1,565	1,213
– credit trading	83	665	150	303	1,377	428
Other ABSs	103	1,327	486	1,376	8,923	2,201
Impairments on reclassified assets[1]	160	—	26	16,308	—	16,649
Derivative transactions with monolines
– investment grade counterparts	25	598	130	1,593	1,206	2,089
– non-investment grade counterparts	241	608	370	510	78	352
Leveraged finance loans[2]	(11)	278	—	285	7,375	271
Other credit related items	5	99	95	116	321	186
Available-for-sale impairments and other non-trading related items	564	55	655

	1,326	3,931	2,204

1	Included in the write-downs during the half-year to 31 December 2008 is US$26 million relating to reclassified leveraged finance exposures, which had previously been presented under leveraged finance loans.

2	The carrying amount includes funded loans plus the net exposure to unfunded leveraged finance commitments, held within fair value through the profit or loss.

Global Banking and Markets asset-backed securities classified as available for sale
HSBC’s principal holdings of ABSs classified as available for sale are held within the Global Banking and Markets’ business through SPEs which have the benefit of external investor first loss protection, and through positions held directly and by Solitaire Funding Limited (‘Solitaire’) where HSBC has first loss risk.
     The table below summarises these Global Banking and Markets’ exposures to ABSs which are held on an available-for-sale basis.

Global Banking and Markets available-for-sale ABSs exposure

	At 30 June 2009			At 31 December 2008
	Directly			Directly
	held[1]	SPEs	Total	held[1]	SPEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Total carrying amount of net principal exposure	30,631	12,898	43,529	35,736	14,610	50,346
– which includes sub-prime/Alt-A exposure	4,585	3,280	7,865	5,155	3,516	8,671

Total available-for-sale reserves	(10,824)	(6,587)	(17,411)	(11,498)	(7,204)	(18,702)
– relating to sub-prime/Alt-A exposure	(5,001)	(3,515)	(8,516)	(5,920)	(3,573)	(9,493)

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

	Half-year to			Half-year to			Half-year to
	30 June 2009			30 June 2008			31 December 2008
	Directly			Directly			Directly
	held[1]	SPEs	Total	held[1]	SPEs	Total	held[1]	SPEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Impairment charge:
– borne by HSBC	539	—	539	55	—	55	224	—	224
– allocated to capital note holders	—	646	646	—	134	134	—	159	159

Total impairment charge	539	646	1,185	55	134	189	224	159	383

1	‘Directly held’ includes both assets held by Solitaire where HSBC provides first loss protection and those assets held directly by the Group.

Securities investment conduits (special purpose entities)
In the table above, the total carrying amount of ABSs in respect of SPEs represent holdings in which significant first loss protection is provided through capital notes issued by the securities investment conduits (‘SIC’s), excluding Solitaire.
     At each reporting date, an assessment is made of whether there is any objective evidence of impairment in the value of available-for-sale ABSs. Impairment charges incurred on assets held by these SPEs are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders.
     The economic first loss protection remaining at 30 June 2009 amounted to US$2.2 billion (30 June 2008: US$2.4 billion; 31 December 2008: US$2.2 billion).
     On an IFRSs accounting basis, the carrying value of the liability for the capital notes at 30 June 2009 amounted to US$0.6 billion (30 June 2008: US$1.2 billion; 31 December 2008: US$0.9 billion). The impairment charge recognised during the first half of 2009 amounted to US$646 million (first half of 2008: US$134 million; second half of 2008: US$159 million).
     At 30 June 2009, the available-for-sale reserve in respect of securities held by the SICs was a deficit of US$7.7 billion (30 June 2008: US$3.3 billion; 31 December 2008: US$7.9 billion). Of this, US$6.6 billion related to ABSs (30 June 2008: US$3.1 billion; 31 December 2008: US$7.2 billion).
     Impairments recognised during the first half of 2009 from assets held directly or within Solitaire, in recognition of the first loss protection of US$1.2 billion provided by HSBC through credit enhancement, were US$539 million (first half of 2008: US$55 million; second half of 2008: US$224 million), based on a notional principal value of securities which were impaired of US$721 million (first half of 2008: US$88 million; second half of 2008: US$482 million). The level of impairment recognised in comparison with the deficit in the available-for-sale reserve is a reflection of the credit quality and seniority of the assets held.
Sub-prime and Alt-A residential mortgage-backed securities
Management’s current assessment of the holdings of available-for-sale ABSs with the most sensitivity to possible future impairment is focused on sub-prime and Alt-A residential mortgage-backed securities (‘MBS’s).
     Excluding holdings in the SPEs discussed above, available-for-sale holdings in these categories within Global Banking and Markets amounted to US$4.6 billion at 30 June 2009 (30 June 2008: US$9.4 billion; 31 December 2008: US$5.2 billion). During the period ended 30 June 2009, the movement in fair values of these securities taken to equity was an increase of US$0.9 billion (first half of 2008: reduction of US$2.5 billion; second half of 2008: reduction of US$2.3 billion). The deficit in the available-for-sale fair value reserve at 30 June 2009 in relation to these securities was US$5.0 billion (30 June 2008: US$3.6 billion; 31 December 2008: US$5.9 billion).
     During the first half of 2009, the credit ratings on a proportion of ABSs held directly by HSBC, Solitaire and the SICs were downgraded. In particular, Moody’s Investor Services downgraded the ratings on substantially all the Group’s holdings of US Alt-A residential MBSs issued during 2006 and 2007.
     As discussed on page 212, when assessing available-for-sale ABSs for objective evidence of impairment at the reporting date, HSBC considers all available evidence including the performance of the underlying collateral. A downgrade of a security’s credit rating is not, of itself, evidence of impairment. Consequently, Moody’s action has no direct impact on the measurement of impairment losses. The impairment losses recognised on these securities at 30 June 2009 are set out on page 99.

Stress analysis
HSBC’s regular impairment assessment uses an industry standard model with inputs which are corroborated using observable market data where available. At 31 December 2008, management performed a stress test on the available-for-sale ABS positions, based on the fair value of the positions at that date. The outcome of the stress test was particularly sensitive to expected loss and prepayment rates for Alt-A securities and the loss of credit protection from certain monolines on US Home Equity Lines of Credit (‘HELoC’s). The results of the stress test showed that, by applying different inputs to those currently observed, a further potential impairment charge to the income statement could arise over the next three years of US$2 billion to US$2.5 billion. However, management believed that the loss which would be realised in cash terms would be considerably lower than the impairment charge above and potentially cost US$0.6 billion to US$0.8 billion over the next four years. At 30 June 2009, management reperformed the stress test on the available-for-sale ABS position and the outcome of this test, taking into account the impairment charges in 2009, was consistent with the exercise at 31 December 2008.
Business model
Asset-backed securities and leveraged finance
HSBC is or has been involved in the following activities in these areas:
•	purchasing US mortgage loans with the intention of structuring and placing securitisations into the market;

•	trading in ABSs, including MBSs, in secondary markets;

•	holding MBSs and other ABSs in balance sheet management activities, with the intention of earning net interest income over the life of the securities;

•	holding MBSs and other ABSs as part of investment portfolios, including the structured investment vehicles (‘SIV’s), SICs and money market funds described under ‘Special purpose entities’ below, with the intention of earning net interest income and management fees;

•	MBSs or other ABSs held in the trading portfolio hedged through credit derivative protection, typically purchased from monolines, with the intention of earning the spread differential over the life of the instruments; and
•	leveraged finance: originating loans for the purposes of syndicating or selling them down in order to generate a trading profit and holding them in order to earn interest margin over their lives.
     Historically, these activities have not been a significant part of Global Banking and Markets’ business, and Global Banking and Markets is not reliant on them for any material aspect of its business operations or profitability.
     The purchase and securitisation of US mortgage loans and the secondary trading of US MBSs was conducted in HSBC’s US MBSs business. This business was discontinued in 2007.
Special purpose entities
HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate customer transactions. SPEs are used in HSBC’s business in order to provide structured investment opportunities for customers, facilitate the raising of funding for customers’ business activities, or diversify HSBC’s sources of funding and/or improve capital efficiency.
     The use of SPEs is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. Detailed disclosures of HSBC’s sponsored SPEs are provided on page 124.
Risk management
The effect of the ongoing market turmoil on HSBC’s risk exposures, the way in which HSBC has managed risk exposures in this context and any changes made in HSBC’s risk management policies and procedures in response to the market conditions are described in the following sections:
•	Liquidity risk — ‘The impact of market turmoil on the Group’s liquidity risk position’ (see page 172).

•	Market risk — ‘The impact of market turmoil on market risk’ (see page 174).

•	Credit Risk — ‘Credit exposure’ (see page 138).

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Accounting policies
HSBC’s accounting policies regarding the classification and valuation of financial instruments are described in the accounting policies on pages 344 to 359 of the Annual Report and Accounts 2008, and the use of assumptions and estimation in respect of the valuation of financial instruments is described on page 63 of the Annual Report and Accounts 2008.
Nature and extent of HSBC’s exposures
This section contains information on HSBC’s exposures to the following:
•	direct lending held at fair value through profit or loss;

•	ABSs including MBSs and CDOs;

•	monolines;

•	credit derivative product companies (‘CDPC’s); and

•	leveraged finance transactions.
     MBSs are securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). Where an MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class. Consequently, an MBS with both sub-prime and Alt-A exposures is classified as sub-prime.
     CDOs are securities in which ABSs and/or certain other related assets have been purchased and securitised by a third-party, or securities which pay a return which is referenced to those assets. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. As there is often uncertainty surrounding the nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets, irrespective of the level of sub-prime assets, are classified as sub-prime.
     HSBC’s holdings of ABSs and CDOs, and its direct lending positions, include the following categories of collateral and lending activity:
•	sub-prime: loans to customers who have limited credit histories, modest incomes, high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions. For US mortgages, US credit scores are primarily used to determine whether a loan is sub-prime. US home equity lines of credit are classified as sub-prime. For non-US mortgages, management judgement is used to identify loans of similar risk characteristics to sub-prime, for example, UK non-conforming mortgages (see below);

•	US Home Equity Lines of Credit: a form of revolving credit facility provided to customers, which is supported by a first or second lien charge over residential property. Global Banking and Markets’ holdings of HELoCs are classified as US sub-prime residential mortgage assets;

•	US Alt-A: loans classified as Alt-A are regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under normal criteria. US credit scores, as well as the level of mortgage documentation held (such as proof of income), are considered when determining whether an Alt-A classification is appropriate. Non-agency mortgages in the US are classified as Alt-A if they do not meet the criteria for classification as sub-prime. These are mortgages not eligible to be sold to the major US Government agency, Ginnie Mae (Government National Mortgage Association), and government sponsored enterprises in the mortgage market, Fannie Mae (the Federal National Mortgage Association) and Freddie Mac (the Federal Home Loan Mortgage Corporation);

•	US Government agency and US Government sponsored enterprises mortgage-related assets: securities that are guaranteed by US Government agencies, such as Ginnie Mae, or are guaranteed by US Government sponsored entities, including Fannie Mae and Freddie Mac;

•	UK non-conforming mortgage-related assets: UK mortgages that do not meet normal lending criteria. This includes instances where the normal level of documentation has not been provided (for example, in the case of self-certification of income), or where increased risk factors, such as poor credit history, result in lending at a rate that is higher than the normal lending rate. UK non-conforming mortgages are treated as sub-prime exposures; and

•	other mortgage-related assets: residential mortgage-related assets that do not meet any of the classifications described above. Prime residential mortgage-related assets are included in this category.
     HSBC’s exposure to non-residential mortgage-related ABSs and direct lending includes:

•	commercial property mortgage-related assets: MBSs with collateral other than residential mortgage-related assets;

•	leveraged finance-related assets: securities with collateral relating to leveraged finance loans;

•	student loan-related assets: securities with collateral relating to student loans; and

•	other assets: securities with other receivable-related collateral.
     Included in the tables below are ABSs which are held through SPEs that are consolidated by HSBC. Although HSBC consolidates these assets in full, the risks arising from the assets are mitigated to the extent of third-party investment in notes issued by those SPEs. For a description of HSBC’s holdings of and arrangements with SPEs, see page 124.
     The exposure detailed below includes long positions where risk is mitigated by specific credit derivatives with monolines and other financial institutions. These positions comprise:
•	residential MBSs with a carrying amount of US$0.9 billion (31 December 2008: US$0.9 billion);

•	residential MBS CDOs with a carrying amount of US$16 million (31 December 2008: US$39 million); and

•	ABSs other than residential MBSs and MBS CDOs with a carrying amount of US$8.3 billion (31 December 2008: US$9.8 billion).
     In the tables on pages 105 to 110, carrying amounts and gains and losses are given for securities except those where risk is mitigated through specific credit derivatives with monolines. The counterparty credit risk arising from the derivative transactions undertaken with monolines is covered in the monoline exposure analysis on page 111.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

				Designated			Of which
				at fair value			held through
		Available	Held to	through	Loans and		consolidated
	Trading	for sale	maturity	profit or loss	receivables	Total	SPEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Sub-prime residential mortgage-related assets	2,498	2,876	—	—	732	6,106	3,156

Direct lending	1,923	—	—	—	—	1,923	864
MBSs and MBS CDOs[1]	575	2,876	—	—	732	4,183	2,292

US Alt-A residential mortgage-related assets	371	5,057	190	—	953	6,571	3,356

Direct lending	207	—	—	—	—	207	—
MBSs[1]	164	5,057	190	—	953	6,364	3,356

US Government agency and sponsored enterprises mortgage-related assets MBSs[1]	102	14,074	2,388	—	—	16,564	—
Other residential mortgage- related assets	1,274	4,175	—	25	1,262	6,736	2,801

Direct lending	498	—	—	—	—	498	—
MBSs[1]	776	4,175	—	25	1,262	6,238	2,801

Commercial property mortgage-related assets
MBSs and MBS CDOs[1]	390	6,575	—	227	2,126	9,318	4,815
Leveraged finance-related assets
ABSs and ABS CDOs[1]	252	4,690	—	—	563	5,505	3,825
Student loan-related assets
ABSs and ABS CDOs[1]	203	5,136	—	—	141	5,480	4,334
Other assets
ABSs and ABS CDOs[1]	2,409	4,468	—	6,346	2,092	15,315	2,726

	7,499	47,051	2,578	6,598	7,869	71,595	25,013

At 31 December 2008 Sub-prime residential mortgage-related assets	3,372	3,741	—	1	453	7,567	4,230

Direct lending	2,789	—	—	—	—	2,789	1,300
MBSs and MBS CDOs[1]	583	3,741	—	1	453	4,778	2,930

US Alt-A residential mortgage-related assets	618	5,829	185	—	1,056	7,688	3,831

Direct lending	246	—	—	—	—	246	—
MBSs[1]	372	5,829	185	—	1,056	7,442	3,831

US Government agency and sponsored enterprises mortgage-related assets MBSs[1]	1,127	20,312	2,412	51	—	23,902	441

Other residential mortgage- related assets[15]	1,633	4,272	—	31	1,413	7,349	2,822

Direct lending	677	—	—	—	—	677	—
MBSs[1]	956	4,272	—	31	1,413	6,672	2,822

Commercial property mortgage-related assets[15]
MBSs and MBS CDOs[1]	589	6,802	—	86	2,124	9,601	4,985
Leveraged finance-related assets
ABSs and ABS CDOs[1]	784	4,489	—	—	204	5,477	3,667
Student loan-related assets
ABSs and ABS CDOs[1]	214	4,809	—	3	81	5,107	4,028
Other assets
ABSs and ABS CDOs[1]	3,068	5,957	—	6,371	2,660	18,056	3,941

	11,405	56,211	2,597	6,543	7,991	84,747	27,945

For footnotes, see page 113.
The above table excludes leveraged finance transactions, which are shown separately on page 112.

     HSBC’s consolidated holdings of US ABSs, and direct lending held at fair value through profit or loss

	Half-year to 30 June 2009				At 30 June 2009
			Fair value
	Unrealised	Realised	movements			CDS	Net
	gains and	gains and	through	Impair-	Gross	gross	principal	Carrying
	(losses)[3]	(losses)[4]	equity[5]	ment[6]	principal[7]	protection[8]	exposure[9]	amount[10]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
US sub-prime residential mortgage-related assets
Direct lending	(154)	11	—	—	2,253	—	2,253	1,923
MBSs[1]	(142)	(7)	499	(459)	6,315	436	5,879	2,388

- high grade[2]	(18)	(2)	262	—	1,710	392	1,318	861
- rated C to A	(124)	(5)	237	(459)	4,557	44	4,513	1,524
- not publicly rated	—	—	—	—	48	—	48	3

MBS CDOs[1]	—	—	(6)	(2)	369	35	334	9

- high grade[2]	—	—	—	—	18	17	1	—
- rated C to A	—	—	(6)	(2)	351	18	333	9

	(296)	4	493	(461)	8,937	471	8,466	4,320

US Alt-A residential mortgage-related assets Direct lending	—	—	—	—	231	—	231	207
MBSs[1]	(41)	—	1,119	(631)	15,195	303	14,892	6,228

- high grade[2]	(9)	1	3,276	54	2,521	142	2,379	1,754
- rated C to A	(32)	(1)	(2,157)	(685)	12,663	161	12,502	4,463
- not publicly rated	—	—	—	—	11	—	11	11

	(41)	—	1,119	(631)	15,426	303	15,123	6,435

US Government agency and sponsored enterprises mortgage-related assets
MBSs[1]
- high grade[2]	8	236	(56)	—	16,460	—	16,460	16,564
Other US residential mortgage-related assets
Direct lending	(41)	104	—	—	526	—	526	498
MBSs[1]	(42)	—	(35)	—	874	—	874	484

- high grade[2]	(27)	—	(35)	—	685	—	685	379
- rated C to A	(15)	—	—	—	189	—	189	105

	(83)	104	(35)	—	1,400	—	1,400	982

Commercial property mortgage-related assets
MBS and MBS CDOs[1]	(18)	7	209	—	6,295	359	5,936	3,888

- high grade[2]	(18)	7	269	—	6,069	359	5,710	3,787
- rated C to A	—	—	(60)	—	226	—	226	101
- not publicly rated	—	—	—	—	—	—	—	—

Leveraged finance-related assets
ABSs and ABS CDOs[1]	(7)	—	165	—	5,377	758	4,619	3,592

- high grade[2]	(7)	—	163	—	4,873	271	4,602	3,577
- rated C to A	—	—	2	—	504	487	17	15

Student loan-related assets
ABSs and ABS CDOs[1]	(3)	(1)	553	—	7,397	—	7,397	5,308

- high grade[2]	(1)	—	427	—	6,890	—	6,890	5,201
- rated C to A	(2)	(1)	126	—	507	—	507	107

Other assets
ABS and ABS CDOs[1]	(131)	(1)	71	(33)	6,268	988	5,280	3,308

- high grade[2]	(30)	1	593	—	2,488	817	1,671	1,395
- rated C to A	(101)	(2)	(432)	(33)	3,199	171	3,028	1,337
- not publicly rated	—	—	(90)	—	581	—	581	576

Total	(571)	349	2,519	(1,125)	67,560	2,879	64,681	44,397

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s consolidated holdings of US ABSs, and direct lending held at fair value through profit or loss (continued)

	Half-year to 30 June 2008				At 30 June 2008
			Fair value
	Unrealised	Realised	movements			CDS	Net
	gains and	gains and	through	Impair-	Gross	gross	principal	Carrying
	(losses)[3]	(losses)[4]	equity[5]	ment[6]	principal[7]	protection[8]	exposure[9]	amount[10]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
US sub-prime residential mortgage-related assets
Direct lending	(234)	(8)	—	—	4,199	—	4,199	3,534
MBSs[1]	(621)	6	(903)	(29)	8,239	601	7,638	5,283

- high grade[2]	(228)	7	(518)	(29)	5,930	571	5,359	4,142
- rated C to A	(333)	—	(385)	—	2,292	30	2,262	1,118
- not publicly rated	(60)	(1)	—	—	17	—	17	23

MBS CDOs[1]	(123)	—	(32)	(21)	1,200	569	631	152

- high grade[2]	(8)	—	(32)	—	230	50	180	97
- rated C to A	(115)	—	—	(21)	970	519	451	55

	(978)	(2)	(935)	(50)	13,638	1,170	12,468	8,969

US Alt-A residential mortgage-related assets
Direct lending	—	—	—	—	329	—	329	325
MBSs[1]	(368)	(59)	(3,243)	(5)	17,548	204	17,344	11,349

- high grade[2]	(340)	(49)	(3,115)	(5)	16,898	204	16,694	10,969
- rated C to A	(29)	(9)	(100)	—	533	—	533	299
- not publicly rated	1	(1)	(28)	—	117	—	117	81

	(368)	(59)	(3,243)	(5)	17,877	204	17,673	11,674

US Government agency and sponsored enterprises mortgage-related assets
MBSs[1]
- high grade[2]	(52)	40	(145)	—	25,301	—	25,301	24,989
Other US residential mortgage-related assets
Direct lending	(26)	34	—	—	312	—	312	298
MBSs[1]	(107)	(123)	(4)	—	889	195	694	555

- high grade[2]	(105)	(123)	(4)	—	864	187	677	546
- rated C to A	(2)	—	—	—	25	8	17	9

	(133)	(89)	(4)	—	1,201	195	1,006	853

Commercial property mortgage-related assets
MBS and MBS CDOs[1]	(69)	—	(295)	—	5,838	415	5,423	4,943

- high grade[2]	(55)	—	(290)	—	5,554	415	5,139	4,682
- rated C to A	—	—	(5)	—	64	—	64	55
- not publicly rated	(14)	—	—	—	220	—	220	206

Leveraged finance-related assets
ABSs and ABS CDOs[1]
- high grade[2]	(4)	—	(227)	—	5,153	577	4,576	4,168

Student loan-related assets
ABSs and ABS CDOs[1]	(64)	—	(507)	—	7,412	—	7,412	6,437

- high grade[2]	(44)	—	(437)	—	7,202	—	7,202	6,343
- rated C to A	(20)	—	(70)	—	210	—	210	94

Other assets
ABS and ABS CDOs[1]	(186)	(3)	(27)	—	9,057	2,941	6,116	4,956

- high grade[2]	(111)	(2)	6	—	6,345	2,433	3,912	3,086
- rated C to A	(62)	(1)	(56)	—	1,874	508	1,366	1,076
- not publicly rated	(13)	—	23	—	838	—	838	794

Total	(1,854)	(113)	(5,383)	(55)	85,477	5,502	79,975	66,989

	Half-year to 31 December 2008				At 31 December 2008
			Fair value
	Unrealised	Realised	movements			CDS	Net
	gains and	gains and	through	Impair-	Gross	gross	principal	Carrying
	(losses)[3]	(losses)[4]	equity[5]	ment[6]	principal[7]	protection[8]	exposure[9]	amount[10]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
US sub-prime residential mortgage-related assets
Direct lending	(260)	15	—	—	3,653	—	3,653	2,789
MBSs[1]	(163)	(5)	(675)	29	6,845	794	6,051	3,044

- high grade[2]	(15)	(1)	228	29	2,903	507	2,396	1,634
- rated C to A	(111)	(4)	(903)	—	3,913	287	3,626	1,399
- not publicly rated	(37)	—	—	—	29	—	29	11

MBS CDOs[1]	13	—	(23)	(29)	1,042	234	808	61

- high grade[2]	8	—	(46)	—	172	27	145	45
- rated C to A	5	—	23	(29)	870	207	663	16

	(410)	10	(698)	—	11,540	1,028	10,512	5,894

US Alt-A residential mortgage-related assets
Direct lending	(11)	—	—	—	264	—	264	246
MBSs[1]	(369)	68	(3,173)	(505)	16,860	436	16,424	7,174

- high grade[2]	(106)	66	103	(77)	9,804	317	9,487	4,869
- rated C to A	(263)	2	(3,304)	(428)	7,041	119	6,922	2,293
- not publicly rated	—	—	28	—	15	—	15	12

	(380)	68	(3,173)	(505)	17,124	436	16,688	7,420

US Government agency and sponsored enterprises mortgage-related assets
MBSs[1]
- high grade[2]	1	—	537	—	23,470	—	23,470	23,902
Other US residential mortgage-related assets
Direct lending	49	(43)	—	—	691	—	691	677
MBSs[1,15]	42	86	37	—	739	284	455	357

- high grade[2]	42	86	37	—	659	262	397	317
- rated C to A	—	—	—	—	80	22	58	40

	91	43	37	—	1,430	284	1,146	1,034

Commercial property mortgage-related assets
MBS and MBS CDOs[1,15]	12	(19)	(1,414)	—	6,097	553	5,544	3,439

- high grade[2]	(2)	(18)	(1,406)	—	5,958	553	5,405	3,316
- rated C to A	—	(1)	(8)	—	108	—	108	94
- not publicly rated	14	—	—	—	31	—	31	29

Leveraged finance-related assets
ABSs and ABS CDOs[1]	(11)	—	(773)	—	5,212	551	4,661	3,390

- high grade[2]	(11)	—	(769)	—	5,193	551	4,642	3,375
- rated C to A	—	—	(4)	—	19	—	19	15

Student loan-related assets
ABSs and ABS CDOs[1]	1	(4)	(1,452)	—	7,610	279	7,331	4,908

- high grade[2]	(3)	(4)	(1,212)	—	6,888	279	6,609	4,523
- rated C to A	4	—	(240)	—	722	—	722	385

Other assets
ABS and ABS CDOs[1]	(61)	(87)	(780)	(33)	7,885	1,539	6,346	4,277

- high grade[2]	(42)	(69)	(595)	—	5,216	1,370	3,846	2,725
- rated C to A	(32)	(18)	(162)	(13)	1,916	169	1,747	805
- not publicly rated	13	—	(23)	(20)	753	—	753	747

Total	(757)	11	(7,716)	(538)	80,368	4,670	75,698	54,264

For footnotes, see page 113.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss, other than those supported by US-originated assets

	Half-year to 30 June 2009				At 30 June 2009
			Fair value
	Unrealised	Realised	movements			CDS	Net
	gains and	gains and	through	Impair-	Gross	gross	principal	Carrying
	(losses)[3]	(losses)[4]	equity[5]	ment[6]	principal[7]	protection[8]	exposure[9]	amount[10]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
UK non-conforming residential mortgage-related assets
MBSs[1]	(1)	—	(92)	(60)	1,602	—	1,602	1,074

- high grade[2]	—	—	(100)	—	1,386	—	1,386	971
- rated C to A	(1)	—	8	(60)	216	—	216	103

Other UK residential mortgage-related assets
MBSs[1]	(7)	(5)	100	—	5,217	—	5,217	4,031

- high grade[2]	(7)	(6)	123	—	4,873	—	4,873	3,822
- rated C to A	—	1	(23)	—	339	—	339	207
- not publicly rated	—	—	—	—	5	—	5	2

Non-US and non-UK sub-prime residential mortgage-related assets
MBSs[1]	1	—	—	—	84	—	84	72

- high grade[2]	2	—	—	—	46	—	46	42
- rated C to A	(1)	—	—	—	38	—	38	30

MBS CDOs[1]	—	—	(4)	—	25	—	25	17

- high grade[2]	—	—	(4)	—	23	—	23	15
- not publicly rated	—	—	—	—	2	—	2	2

	1	—	(4)	—	109	—	109	89

Other non-US and non-UK residential mortgage-related assets
MBSs[1]	6	1	(18)	(5)	1,878	—	1,878	1,597

- high grade[2]	17	1	(13)	—	1,751	—	1,751	1,507
- rated C to A	(1)	—	—	—	52	—	52	46
- not publicly rated	(10)	—	(5)	(5)	75	—	75	44

Commercial property mortgage-related assets
MBS and MBS CDOs[1]	(74)	6	(744)	—	7,560	—	7,560	5,223

- high grade[2]	(46)	5	(599)	—	6,649	—	6,649	4,650
- rated C to A	(28)	2	(148)	—	893	—	893	568
- not publicly rated	—	(1)	3	—	18	—	18	5

Leveraged finance-related assets
ABSs and ABS CDOs[1]	6	—	(25)	—	1,995	—	1,995	1,483

- high grade[2]	6	—	(10)	—	1,882	—	1,882	1,386
- rated C to A	—	—	(15)	—	113	—	113	97

Other assets
ABS and ABS CDOs[1]	(22)	(3)	41	—	13,940	8,629	5,311	4,485

- high grade[2]	20	(3)	(6)	—	5,601	2,362	3,239	2,855
- rated C to A	(30)	—	47	—	2,069	124	1,945	1,565
- not publicly rated	(12)	—	—	—	6,270	6,143	127	65

Total	(91)	(1)	(742)	(65)	32,301	8,629	23,672	17,982

	Half-year to 30 June 2008				At 30 June 2008
			Fair value
	Unrealised	Realised	movements			CDS	Net
	gains and	gains and	through	Impair-	Gross	gross	principal	Carrying
	(losses)[3]	(losses)[4]	equity[5]	ment[6]	principal[7]	protection[8]	exposure[9]	amount[10]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
UK non-conforming residential mortgage-related assets
MBSs[1]	(20)	10	(92)	—	2,851	—	2,851	2,625

- high grade[2]	(12)	10	(88)	—	2,793	—	2,793	2,585
- rated C to A	(8)	—	(4)	—	52	—	52	36
- not publicly rated	—	—	—	—	6	—	6	4

Other UK residential mortgage-related assets
MBSs[1]	(39)	—	(99)	—	5,494	—	5,494	5,128

- high grade[2]	(23)	—	(98)	—	5,126	—	5,126	4,803
- rated C to A	(16)	—	(1)	—	359	—	359	316
- not publicly rated	—	—	—	—	9	—	9	9

Non-US and non-UK sub-prime residential mortgage-related assets
MBSs[1]	(15)	6	(2)	—	885	—	885	587

- high grade[2]	(7)	6	(2)	—	820	—	820	534
- not publicly rated	(8)	—	—	—	65	—	65	53

MBS CDOs[1]	(3)	—	(3)	—	35	—	35	32

- high grade[2]	(3)	—	(3)	—	32	—	32	29
- not publicly rated	—	—	—	—	3	—	3	3

	(18)	6	(5)	—	920	—	920	619

Other non-US and non-UK residential mortgage-related assets
MBSs[1]	(72)	(7)	(13)	—	3,076	54	3,022	2,844

- high grade[2]	(57)	(7)	(13)	—	2,635	10	2,625	2,491
- rated C to A	(12)	—	—	—	339	44	295	256
- not publicly rated	(3)	—	—	—	102	—	102	97

Commercial property mortgage-related assets
MBS and MBS CDOs[1]	(104)	—	(293)	—	9,183	74	9,109	8,393

- high grade[2]	(36)	—	(285)	—	7,828	70	7,758	7,200
- rated C to A	(23)	—	(2)	—	402	4	398	323
- not publicly rated	(45)	—	(6)	—	953	—	953	870

Leveraged finance-related assets
ABSs and ABS CDOs[1]	(5)	—	(59)	—	2,766	949	1,817	1,704

- high grade[2]	(1)	—	(59)	—	2,355	617	1,738	1,632
- not publicly rated	(4)	—	—	—	411	332	79	72

Student loan-related assets
ABSs and ABS CDOs[1]
- high grade[2]	—	—	—	—	4	—	4	4

Other assets
ABS and ABS CDOs[1]	(148)	(2)	(131)	—	17,024	9,368	7,656	6,846

- high grade[2]	(99)	(1)	(206)	—	7,345	1,709	5,636	4,927
- rated C to A	(29)	—	(73)	—	1,920	802	1,118	1,050
- not publicly rated	(20)	(1)	148	—	7,759	6,857	902	869

Total	(406)	7	(692)	—	41,318	10,445	30,873	28,163

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss, other than those supported by US-originated assets (continued)

	Half-year to 31 December 2008				At 31 December 2008
			Fair value
	Unrealised	Realised	movements			CDS	Net
	gains and	gains and	through	Impair-	Gross	gross	principal	Carrying
	(losses)[3]	(losses)[4]	equity[5]	ment[6]	principal[7]	protection[8]	exposure[9]	amount[10]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
UK non-conforming residential mortgage-related assets
MBSs[1]	17	(10)	(202)	—	1,425	—	1,425	1,100

- high grade[2]	11	(10)	(180)	—	1,349	—	1,349	1,051
- rated C to A	6	—	(22)	—	76	—	76	49

Other UK residential mortgage-related assets
MBSs[1]	(8)	(8)	(610)	—	5,781	—	5,781	4,568

- high grade[2]	(4)	(10)	(596)	—	5,289	—	5,289	4,185
- rated C to A	(4)	2	(14)	—	488	—	488	382
- not publicly rated	—	—	—	—	4	—	4	1

Non-US and non-UK sub-prime residential mortgage-related assets
MBSs[1]	15	(6)	2	(8)	47	—	47	39

- high grade[2]	7	(6)	2	(8)	46	—	46	38
- rated C to A	—	—	—	—	1	—	1	1
- not publicly rated	8	—	—	—	—	—	—	—

MBS CDOs[1]	(12)	—	—	—	53	—	53	26

- high grade[2]	(11)	—	—	—	40	—	40	23
- rated C to A	(1)	—	—	—	11	—	11	1
- not publicly rated	—	—	—	—	2	—	2	2

	3	(6)	2	(8)	100	—	100	65

Other non-US and non-UK residential mortgage-related assets
MBSs[1,15]	6	(20)	(49)	—	1,871	—	1,871	1,586

- high grade[2]	(2)	(21)	(49)	—	1,644	—	1,644	1,413
- rated C to A	6	—	—	—	149	—	149	127
- not publicly rated	2	1	—	—	78	—	78	46

Commercial property mortgage-related assets
MBS and MBS CDOs[1,15]	(131)	(8)	(741)	—	7,427	—	7,427	5,793

- high grade[2]	(138)	(20)	(728)	—	7,133	—	7,133	5,609
- rated C to A	(38)	12	(16)	—	268	—	268	170
- not publicly rated	45	—	3	—	26	—	26	14

Leveraged finance-related assets
ABSs and ABS CDOs[1]	1	1	(247)	—	2,180	385	1,795	1,391

- high grade[2]	(3)	1	(247)	—	2,180	385	1,795	1,391
- not publicly rated	4	—	—	—	—	—	—	—

Student loan-related assets
ABSs and ABS CDOs[1]
- high grade[2]	—	—	—	—	98	—	98	55

Other assets
ABS and ABS CDOs[1]	(71)	(15)	(523)	(51)	13,227	6,955	6,272	5,185

- high grade[2]	(77)	(9)	62	—	6,130	1,679	4,451	3,806
- rated C to A	(14)	(7)	(437)	—	1,676	174	1,502	1,097
- not publicly rated	20	1	(148)	(51)	5,421	5,102	319	282

Total	(183)	(66)	(2,370)	(59)	32,109	7,340	24,769	19,743

For footnotes, see page 113.

     The following table shows the vintages of the collateral assets supporting HSBC’s holdings of US sub-prime and Alt-A MBSs. Market prices for these instruments generally incorporate higher discounts for later vintages. The majority of HSBC’s holdings of US sub-prime MBSs are originated pre-2007; holdings of US Alt-A MBSs are more evenly distributed between pre-2007 and 2007 vintages.

Vintages of US sub-prime and Alt-A mortgage-backed securities

	Gross principal[7]		Gross principal[7]
	of US sub-prime MBSs at:		of US Alt-A MBSs at:
	30 June	31 December	30 June	31 December
	2009	2008	2009	2008
	US$m	US$m	US$m	US$m
Mortgage vintage
Pre-2006	1,571	2,012	2,237	2,695
2006	3,262	4,287	7,076	7,712
2007	1,851	1,588	5,882	6,453

	6,684	7,887	15,195	16,860

For footnote, see page 113.

Transactions with monoline insurers
HSBC’s exposure to derivative transactions entered into directly with monoline insurers
HSBC’s principal exposure to monolines is through a number of over-the-counter (‘OTC’) derivative transactions, mainly credit default swaps (‘CDS’s). HSBC entered into these CDSs primarily to purchase credit protection against securities held within the trading portfolio.
     During the first half of 2009, the notional value of contracts with monolines and HSBC’s overall credit exposure to monolines decreased as certain transactions were commuted and others matured. The table below sets out the fair value, essentially the replacement cost, of the derivative transactions at 30 June 2009, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to illustrate that risk, the value of protection purchased is shown subdivided between those monolines that were rated by Standard & Poor’s (‘S&P’) at ‘BBB or above’ at 30 June 2009, and those that were ‘below BBB’ (‘BBB’ is the S&P cut-off for an investment grade classification). As a result of the downgrade of a significant monoline during the first half of 2009, exposure to monolines rated ‘below BBB’ at 30 June 2009 increased from the position as at 31 December 2008. The ‘Credit risk adjustment’ column indicates the valuation adjustment (the provision) taken against the net exposures, and reflects the assessed loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

		Net exposure		Net exposure
	Notional	before credit	Credit risk	after credit
	amount	risk adjustment[11]	adjustment[12]	risk adjustment
	US$m	US$m	US$m	US$m
At 30 June 2009
Derivative transactions with monoline counterparties
Monoline — BBB or above	7,259	2,308	(715)	1,593
Monoline — below BBB	3,683	1,357	(847)	510

	10,942	3,665	(1,562)	2,103

At 31 December 2008
Derivative transactions with monoline counterparties
Monoline — BBB or above	9,627	2,829	(740)	2,089
Monoline — below BBB	2,731	1,104	(752)	352

	12,358	3,933	(1,492)	2,441

For footnotes, see page 113.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

     The above table can be analysed as follows. HSBC has derivative transactions referenced to underlying securities with a nominal value of US$10.9 billion (31 December 2008: US$12.4 billion), whose value at 30 June 2009 indicated a potential claim against the protection purchased from the monolines of some US$3.7 billion (31 December 2008: US$3.9 billion). On the basis of a credit assessment of the standing of the monolines, a provision of US$1.6 billion has been taken (31 December 2008: US$1.5 billion), leaving US$2.1 billion exposed (31 December 2008: US$2.4 billion), of which US$1.6 billion is recoverable from monolines rated investment grade at 30 June 2009 (31 December 2008: US$2.1 billion). The provisions taken imply in aggregate that 69 cents in the dollar will be recoverable from investment grade monolines and 38 cents in the dollar from non-investment grade monolines (31 December 2008: 74 cents and 32 cents, respectively).
HSBC’s exposure to direct lending and irrevocable commitments to lend to monoline insurers
HSBC has outstanding liquidity facilities totalling US$2 million to monolines, of which US$2 million was drawn at 30 June 2009 (31 December 2008: US$47 million, US$2 million drawn).
HSBC’s exposure to debt securities which benefit from guarantees provided by monoline insurers
Within both the trading and available-for-sale portfolios, HSBC holds bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 30 June 2009. For wrapped bonds held in the trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement. No wrapped bonds were included in the reclassification of financial assets described on page 97.
HSBC’s exposure to Credit Derivative Product Companies
CDPCs are independent companies that specialise in selling credit default protection on corporate exposures. The focus on the credit worthiness of CDPCs continued during the first half of 2009, despite a reduction in the credit spread of corporates. At 30 June 2009, HSBC had purchased from CDPCs credit protection with a notional value of US$6.2 billion (31 December 2008: US$6.4 billion) which had a fair value (essentially, replacement cost) of US$0.7 billion (31 December 2008: US$1.2 billion), against which a credit risk adjustment (a provision) of US$0.2 billion was held (31 December 2008: US$0.2 billion). At 30 June 2009, 80 per cent of exposure was to CDPCs with investment grade ratings (31 December 2008: 100 per cent).
Leveraged finance transactions
Leveraged finance transactions include sub-investment grade acquisition or event-driven financing.
     The following tables show HSBC’s exposure to leveraged finance transactions arising from primary transactions and the movement in that leveraged finance exposure in the year. HSBC’s additional exposure to leveraged finance loans through holdings of ABSs from its trading and investment activities is shown in the table on page 104.

HSBC’s exposure to leveraged finance transactions

	Funded	Unfunded	Total
	exposures[13]	exposures[14]	exposures
	US$m	US$m	US$m
At 30 June 2009
Europe	3,747	455	4,202
Rest of Asia-Pacific	13	73	86
North America	1,833	173	2,006

	5,593	701	6,294

Held within:
- loans and receivables	5,589	420	6,009
- fair value through the profit or loss	4	281	285

	Funded	Unfunded	Total
	exposures[13]	exposures[14]	exposures
	US$m	US$m	US$m
At 31 December 2008
Europe	3,554	480	4,034
Rest of Asia-Pacific	25	12	37
North America	1,825	258	2,083

	5,404	750	6,154

Held within:
- loans and receivables	5,401	482	5,883
- fair value through the profit or loss	3	268	271
For footnotes, see below.
Movement in leveraged finance exposures

	Funded	Unfunded	Total
	exposures[13]	exposures[14]	exposures
	US$m	US$m	US$m
At 1 January 2009	5,404	750	6,154
Additions	—	50	50
Fundings	11	(11)	—
Sales, repayments and other movements	144	(103)	41
Write-ups	34	15	49

At 30 June 2009	5,593	701	6,294

For footnotes, see below.

     The movement in leveraged finance exposures during the first half of 2009 primarily relates to the appreciation of sterling against the US dollar. Leveraged finance commitments held by HSBC were US$6.7 billion at 30 June 2009 (31 December 2008: US$6.6 billion), of which US$6.0 billion (31 December 2008: US$5.8 billion) was funded.
     As a result of the reclassification of certain leveraged finance loans from held-for-trading to loans and receivables, net gains of US$0.6 billion (second half of 2008: net losses of US$1.3 billion)
were not taken to the income statement for the half-year to 30 June 2009.
     At 30 June 2009, HSBC’s principal exposures were to companies in two sectors: US$3.7 billion to data processing (31 December 2008: US$3.6 billion) and US$1.9 billion to communications and infrastructure (31 December 2008: US$1.7 billion). During the period, 98 per cent of the total write-up was against exposures in these two sectors (31 December 2008: 99 per cent).

Footnotes to ‘Nature and extent of HSBC’s exposures’

1	Mortgage-backed securities (‘MBS’s), asset-backed securities (‘ABS’s) and collateralised debt obligations (‘CDO’s).

2	High grade assets rated AA or AAA.

3	Unrealised gains and losses on the net principal exposure (footnote 9) recognised in the income statement as a result of changes in the fair value of the asset, adjusted for the cumulative amount of transfers to realised gains and losses as a result of the disposal of assets.

4	Realised gains and losses on the net principal exposure (footnote 9) recognised in the income statement as a result of the disposal of assets.

5	Fair value gains and losses on the net principal exposure (footnote 9) recognised in equity as a result of the changes in the fair value of available-for-sale assets, adjusted for transfers from the available-for-sale reserve to the income statement as a result of impairment, adjusted for transfers to realised gains and losses following the disposal of assets and adjusted for transfer between ratings categories.

6	Impairment losses recognised in the income statement in respect of the net principal exposure (footnote 9) of available-for-sale and held-to-maturity assets.

7	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.

8	A CDS is a credit default swap. CDS gross protection is the gross principal of the underlying instrument that is protected by CDSs.

9	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

10	Carrying amount of the net principal exposure.

11	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.

12	Cumulative fair value adjustment recorded against OTC derivative exposures to counterparties to reflect their creditworthiness.

13	Funded exposure represents the loan amount advanced to the customer, net of fair value movements and fees held on deposit.

14	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, net of fair value movements and fees held on deposit.

15	During 2009, for disclosure purposes, certain other residential MBSs were reclassified to commercial property mortgage-related assets. Comparatives have been restated accordingly.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Fair values of financial instruments
This section on fair values of financial instruments forms part of the interim consolidated financial statements.
     The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 344 to 359 and 63 to 64, respectively, of the Annual Report and Accounts 2008. The following is a description of HSBC’s methods of determining fair value and its related control framework, and a quantification of its exposure to financial instruments measured at fair value.
     Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s length transaction.
     Financial instruments measured at fair value on an ongoing basis include trading assets and liabilities, instruments designated at fair value, derivatives and financial investments classified as available for sale (including treasury and other eligible bills, debt securities and equity securities).
Fair values of financial instruments carried at fair value
Control framework
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring that they comply with all relevant accounting standards.
     Further details of the control framework, including details on fair values determined using a valuation model, are included on pages 162 and 163 of the Annual Report and Accounts 2008.
Determination of fair value
Fair values are determined according to the following hierarchy:
•	Level 1 — quoted market price: financial instruments with quoted prices for identical instruments in active markets.

•	Level 2 — valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 — valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.
     The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.
     The judgement as to whether a market is active may include, but is not restricted to, the consideration of factors such as the magnitude and frequency of trading activity, the availability of prices and the size of bid/offer spreads. In inactive markets, obtaining assurance that the transaction price provides evidence of fair value or determining the adjustments to transaction prices that are necessary to measure the fair value of the instrument requires additional work during the valuation process.
     The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for them, the derivation of fair value is more judgemental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s carrying amount and/or inception profit (‘day 1 gain or loss’) is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used). Furthermore, in some cases the majority of the fair value derived from a valuation technique with significant unobservable inputs may be attributable to observable inputs. Consequently, the effect of uncertainty in determining unobservable inputs will generally be restricted to uncertainty about the overall fair value of the financial instrument being measured. To help in understanding the extent and the range of this uncertainty, additional information is provided in the section headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ below.
     In certain circumstances, primarily where debt is hedged with interest rate derivatives or structured notes issued, HSBC records its own debt in issue at fair value, based on quoted prices in an active market for the specific instrument concerned, if available. When quoted market prices are unavailable, the own debt in issue is valued using valuation techniques, the inputs for which are either based upon quoted prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to HSBC’s liabilities. For all issued debt securities, discounted cash flow modelling is used to separate the change in fair value that may be attributed to HSBC’s credit spread movements from movements in other market factors such as benchmark interest rates or foreign exchange rates. Specifically, the change in fair value of issued debt securities attributable to the Group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer. Then, using discounted cash flow, each security is valued using a risk-free discount curve. The difference in the valuations is attributable to the Group’s own credit spread. This methodology is applied consistently across all securities.
     Structured notes issued and certain other hybrid instrument liabilities are included within trading liabilities and are measured at fair value. The credit spread applied to these instruments is derived from the spreads at which HSBC issues structured notes. These market spreads are significantly smaller than credit spreads observed for plain vanilla debt or in the credit default swap markets.
     Gains and losses arising from changes in the credit spread of liabilities issued by HSBC reverse over the contractual life of the debt, provided that the debt is not repaid early.
     All net positions in non-derivative financial instruments, and all derivative portfolios, are valued at bid or offer prices as appropriate. Long positions are marked at bid prices; short positions are marked at offer prices.
     The fair value of a portfolio of financial instruments quoted in an active market is calculated as the product of the number of units and its quoted price and no block discounts are made.
     The valuation techniques used when quoted market prices are not available incorporate certain assumptions that HSBC believes would be made by a market participant to establish fair value. When HSBC considers that there are additional considerations not included within the valuation model, appropriate adjustments may be made. Examples of such adjustments are:
•	Credit risk adjustment: an adjustment to reflect the creditworthiness of OTC derivative counterparties.

•	Market data/model uncertainty: an adjustment to reflect uncertainties in fair values based on unobservable market data inputs (for example, as a result of illiquidity), or in areas where the choice of valuation model is particularly subjective.

•	Inception profit (‘day 1 gain or loss’): for financial instruments valued at inception on the basis of one or more significant unobservable inputs, the difference between transaction price and model value, as adjusted, at inception (the day 1 gain or loss) is not recognised in the consolidated income statement, but is deferred. An analysis of the movement in the deferred day 1 gain or loss is provided on page 218.
     Transaction costs are not included in the fair value calculation, nor are the future costs of administering the OTC derivative portfolio. These, along with trade origination costs such as brokerage fees and post-trade costs, are included either in fee expense or in operating expenses.
     A detailed description of the valuation techniques applied to instruments of particular interest follows:
•	Private equity

HSBC’s private equity positions are generally classified as available for sale and are not traded in active markets. In the absence of an active market, an investment’s fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. The exercise of judgement is required because of uncertainties inherent in estimating fair value for private equity investments.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

•	Debt securities, treasury and other eligible bills, and equities

The fair value of these instruments is based on quoted market prices from an exchange, dealer, broker, industry group or pricing service, when available. When they are unavailable, the fair value is determined by reference to quoted market prices for similar instruments, adjusted as appropriate for the specific circumstances of the instruments.

Illiquidity and a lack of transparency in the market for asset-backed securities has resulted in less observable data being available. While quoted market prices are generally used to determine the fair value of these securities, valuation models are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required.

In the absence of quoted market prices, fair value is determined using valuation techniques based on the calculation of the present value of expected future cash flows of the assets. The inputs to these valuation techniques are derived from observable market data and, where relevant, assumptions in respect of unobservable inputs. In respect of ABSs and mortgages, the assumptions may include prepayment speeds, default rates and loss severity based on collateral type, and performance as appropriate. The output from the valuation techniques is benchmarked for consistency against observable data.

•	Derivatives

OTC (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures. Finally, some inputs are not observable, but can generally be estimated from historical data or other sources. Examples of inputs that are generally observable include foreign exchange spot and forward rates, benchmark interest rate curves and volatility surfaces for commonly traded option products. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors.

•	Loans including leveraged loans and loans held for securitisation

Loans held at fair value are valued from broker quotes and/or market data consensus providers when available. In the absence of an observable market, the fair value is determined using valuation techniques including discounted cash flow models, which incorporate assumptions regarding an appropriate credit spread for the loan derived from other market instruments issued by the same or comparable entities.

•	Structured notes

The fair value of structured notes valued using a valuation technique is derived from the fair value of the underlying debt security as described above, and the fair value of the embedded derivative is determined as described in the paragraph above on derivatives.
Fair value valuation bases
The table below provides an analysis of the various bases described above which have been deployed for valuing financial assets and financial liabilities measured at fair value in the consolidated financial statements.
     The main drivers of the movement in the balances of assets and liabilities measured at fair value with significant unobservable inputs were attributable to a decrease in the fair value of derivative assets, loans held for securitisation and the disposal of securities in other portfolios. At 30 June 2009, financial instruments measured at fair value using a valuation technique with significant unobservable inputs represented 2 per cent of total assets and liabilities measured at fair value (31 December 2008: 2 per cent).

Bases of valuing financial assets and liabilities measured at fair value

		Valuation techniques
	Quoted	Using	With significant
	market	observable	unobservable
	price	inputs	inputs
	Level 1	Level 2	Level 3	Total
	US$m	US$m	US$m	US$m
At 30 June 2009
Assets
Trading assets	272,812	134,897	6,649	414,358
Financial assets designated at fair value	20,550	12,218	593	33,361
Derivatives	7,304	296,242	7,250	310,796
Financial investments: available for sale	145,558	182,075	9,521	337,154

Liabilities
Trading liabilities	134,641	122,941	6,980	264,562
Financial liabilities designated at fair value	26,848	50,465	—	77,314
Derivatives	9,288	285,726	3,862	298,876

At 31 December 2008
Assets
Trading assets	234,399	185,369	7,561	427,329
Financial assets designated at fair value	14,590	13,483	460	28,533
Derivatives	8,495	476,498	9,883	494,876
Financial investments: available for sale	103,949	173,157	9,116	286,222

Liabilities
Trading liabilities	105,584	135,559	6,509	247,652
Financial liabilities designated at fair value	23,311	51,276	—	74,587
Derivatives	9,896	473,359	3,805	487,060
Financial instruments measured at fair value using a valuation technique with significant unobservable inputs — Level 3

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Private equity investments	2,566	31	235	—	—	—	—
Asset-backed securities	3,977	1,257	—	—	—	—	—
Leveraged finance	—	143	—	—	—	—	40
Loans held for securitisation	—	1,539	—	—	—	—	—
Structured notes	—	138	—	—	4,650	—	—
Derivatives with monolines	—	—	—	2,102	—	—	—
Other derivatives	—	—	—	5,148	—	—	3,822
Other portfolios	2,978	3,541	358	—	2,330	—	—

	9,521	6,649	593	7,250	6,980	—	3,862

At 31 December 2008
Private equity investments	2,689	54	225	—	—	—	—
Asset-backed securities	4,264	882	—	95	—	—	565
Leveraged finance	—	266	—	—	—	—	33
Loans held for securitisation	—	2,133	—	—	—	—	—
Structured notes	—	87	—	—	5,294	—	—
Derivatives with monolines	—	—	—	2,441	—	—	—
Other derivatives	—	—	—	7,347	—	—	3,207
Other portfolios	2,163	4,139	235	—	1,215	—	—

	9,116	7,561	460	9,883	6,509	—	3,805

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

     At 30 June 2009, available-for-sale assets valued using a valuation technique with significant unobservable inputs principally comprised various ABSs, private equity investments and other portfolios, similar to the position at 31 December 2008.
     Trading assets valued using a valuation technique with significant unobservable inputs principally comprised asset-backed securities, loans held for securitisation and other portfolios. Other portfolios included holdings in various bonds, preference shares and corporate and mortgage loans. The decrease during the period was due to a reduction in the fair value of loans held for securitisation and disposals of positions within other portfolios.
     Derivative products valued using valuation techniques with significant unobservable inputs included certain types of correlation products, such as foreign exchange basket options, foreign exchange/interest rate hybrid transactions and long-dated option transactions. Examples of the latter are equity options, interest rate and foreign exchange options and certain credit derivatives. Credit derivatives included tranched CDS transactions. The decrease in derivative assets during the first half of 2009 was mainly due to a decrease in the fair value of structured credit transactions.
     Trading liabilities valued using a valuation technique with significant unobservable inputs principally comprised equity-linked structured notes, which are issued by HSBC, and provide the counterparty with a return that is linked to the performance of certain equity securities, and other portfolios. The movement in trading liabilities during the first half of 2009 was primarily due to the issue of new equity derivative linked structures and transfers into level 3 which themselves were attributable to fund and foreign exchange related derivatives.
     The increase in derivative liabilities valued using a valuation technique with significant unobservable inputs at 30 June 2009 was attributable to an increase in structured interest rate option transactions.
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy
The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2009	9,116	7,561	460	9,883	6,509	—	3,805
Total gains or losses recognised in profit or loss	(350)	(714)	1	(2,358)	(283)	—	(100)
Total gains or losses recognised in other comprehensive income	196	110	—	211	171	—	197
Purchases	841	550	138	—	312	—	—
Issues	—	—	—	—	1,001	—	—
Sales	(551)	(1,120)	(7)	—	—	—	—
Settlements	(574)	(199)	—	(113)	(484)	—	(171)
Transfers out	(890)	(481)	—	(715)	(1,196)	—	(475)
Transfers in	1,733	942	1	342	950	—	606

At 30 June 2009	9,521	6,649	593	7,250	6,980	—	3,862

Total gains or losses recognised in profit or loss relating to those assets and liabilities held at the end of the reporting period	(349)	(560)	1	(1,836)	(271)	—	485

     For available-for-sale securities and assets held for trading, the unobservability of valuations of asset-backed and other fixed income securities resulted in assets in these categories being transferred into level 3 during the first half of 2009. Transfers out of level 3 also occurred in respect of asset-backed and other fixed income securities. The transfers out of level 3 were due to valuations in these asset categories becoming observable during the first half of 2009.
     For derivative assets and liabilities, an increase in the observability of equity volatilities and correlations during the first half of 2009, resulted in transfers out of level 3. In addition, the unobservability of specific asset prices underlying derivative structures resulted in derivative liabilities being transferred into level 3.
     For held-for-trading liabilities, transfers into level 3 were primarily due to a reduction in the observability of volatilities and gap risk parameters. Transfers out of level 3 resulted from an increase in the observability of equity correlation.
     During the first half of 2009, there were no significant transfers between levels 1 and 2.
     For assets and liabilities classified as held for trading, realised and unrealised gains and losses are presented in the income statement under ‘Trading income excluding net interest income’.
     Fair value changes on long term debt designated at fair value and related derivatives are presented in the income statement under ‘Changes in fair value of long-term debt issued and related derivatives’. The income statement line item ‘Net income/(expense) from other financial instruments designated at fair value’ captures fair value movements on all other financial instruments designated at fair value and related derivatives.
     Realised gains and losses from available-for-sale securities are presented under ‘Gains less losses of financial investments’ in the income statement while unrealised gains and losses are presented in ‘Fair value gains/(losses) taken to equity’ within ‘Available-for-sale investments’ in other comprehensive income.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

	Reflected in profit or loss		Reflected in equity
	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 30 June 2009
Derivatives, trading assets and trading liabilities[1]	1,428	(1,126)	—	—
Financial assets and liabilities designated at fair value	39	(39)	—	—
Financial investments: available for sale	—	—	1,263	(1,288)

At 31 December 2008
Derivatives, trading assets and trading liabilities[1].	1,266	(703)	—	—
Financial assets and liabilities designated at fair value	30	(30)	—	—
Financial investments: available for sale	—	—	984	(1,005)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

     The small increase in the effect of changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities during the first half of 2009 primarily reflected increased sensitivity of instruments to unobservable parameters in ABSs and loans held for securitisation, offset by sensitivity to derivatives with monolines.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Principal assumptions used in the valuation of financial instruments with significant unobservable inputs

	Reflected in profit or loss		Reflected in equity
	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 30 June 2009
Private equity investments	26	(26)	267	(292)
Asset-backed securities	124	(103)	709	(708)
Leveraged finance	2	(2)	—	—
Loans held for securitisation	19	(19)	—	—
Structured notes	21	(21)	—	—
Derivatives with monolines	211	(444)	—	—
Other derivatives	895	(397)	—	—
Other portfolios	169	(153)	287	(288)

At 31 December 2008
Private equity investments	28	(28)	234	(261)
Asset-backed securities	90	(91)	667	(660)
Leveraged finance	2	(2)	—	—
Loans held for securitisation	41	(41)	—	—
Structured notes	8	(8)	—	—
Derivatives with monolines	341	(250)	—	—
Other derivatives	652	(224)	—	—
Other portfolios	134	(89)	83	(84)

     Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameter using statistical techniques. When parameters are not amenable to statistical analysis, quantification of uncertainty is judgemental.
     When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or most unfavourable change from varying the assumptions individually.
     In respect of private equity investments, the valuations are assessed on an asset by asset basis using a valuation methodology appropriate to the specific investment, in line with industry guidelines. In many of the methodologies, the principal assumption is the valuation multiple to be applied to the main financial indicators including, for example, multiples for comparable listed companies and discounts for marketability.
     For ABSs whose prices are unobservable, models are used to generate the expected value of the asset, incorporating benchmark information on factors such as prepayment speeds, default rates, loss severities and the historical performance of the underlying assets. The models used are calibrated by using securities for which external market information is available.
     For leveraged finance, loans held for securitisation and derivatives with monolines the principal assumption concerns the appropriate value to be attributed to the counterparty credit risk. This requires exposure at default, probability of default and recovery in the event of default to be estimated. For loan transactions, assessment of exposure at default is straight-forward. For derivative transactions, a future exposure profile is generated based on current market data. Probabilities of default and recovery levels are estimated using market evidence, which may include financial information, historical experience, CDS spreads and consensus recovery levels.
     In the absence of such evidence, management’s best estimate is used.
     For structured notes and other derivatives, principal assumptions concern the future volatility of asset values and the future correlation between asset values. These principle assumptions include credit volatilities and correlations used in the valuation of structured credit derivatives (including leveraged credit derivatives). For such unobservable assumptions, estimates are based on available market data, which may include the use of a proxy method to derive a volatility or correlation from comparable assets for which market data is more readily available, and/or an examination of historical levels.
Changes in fair value recorded in the income statement
The following table quantifies the changes in fair values recognised in profit or loss in respect of assets and liabilities held at the end of the reporting period whose fair values are estimated using valuation techniques that incorporate significant assumptions that are not evidenced by prices from observable current market transactions in the same instrument, and are not based on observable market data.

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Recorded profit/(loss) on:
Derivatives, trading assets and trading liabilities	(2,182)	(1,415)	2,194
Financial assets and liabilities designated at fair value	1	13	96
     The loss during the first six months in 2009 included changes in the fair value of structured monoline CDPC-related credit derivatives which use a valuation technique with significant unobservable inputs. Additionally, there was a decline in the fair value of other structured credit derivatives attributable to the tightening of credit spreads during the period.
     In general, many level 3 instruments are risk managed using derivatives which employ a valuation technique with observable inputs. However, the associated gains on these derivatives in the period are not reflected in the table above. The table details the total change in fair value of these instruments, it does not isolate the component attributable to unobservable inputs.
Assessing available-for-sale assets for impairment
HSBC’s policy on impairment of available-for-sale assets is described on page 350 of the Annual Report and Accounts 2008. The following is a description of HSBC’s application of that policy.
     A systematic impairment review is carried out periodically of all available-for-sale assets, and all available indicators are considered to determine whether there is any objective evidence that an impairment may have occurred, whether as the result of a single loss event or as the combined effect of several events.
Debt securities
When assessing available-for-sale debt securities for objective evidence of impairment at the reporting date, HSBC considers all available evidence, including observable data or information about events specifically relating to the securities which may result in a shortfall in recovery of future cash flows. These events may include a significant financial difficulty of the issuer, a breach of contract such as a default, bankruptcy or other financial reorganisation, or the disappearance of an active market for the debt security because of financial difficulties relating to the issuer.
     These types of specific event and other factors such as information about the issuers’ liquidity, business and financial risk exposures, levels of and trends in default for similar financial assets, national and local economic trends and conditions, and the fair value of collateral and guarantees may be considered individually, or in combination, to determine if there is objective evidence of impairment of a debt security.
     In addition, when assessing available-for-sale ABSs for objective evidence of impairment, HSBC considers the performance of underlying collateral, the extent and depth of market price declines and changes in credit ratings. The primary indicators of potential impairment are considered to be adverse fair value movements, and the disappearance of an active market for the securities.
     At 30 June 2009, the population of available-for-sale ABSs identified as being most at risk of impairment included residential MBSs backed by sub-prime and Alt-A mortgages originated in the US, and CDOs with significant exposure to this sector. The estimated future cash flows of these securities are assessed to determine whether any of their cash flows are unlikely to be recovered as a result of events occurring on or before the reporting date.
     In particular, for residential MBSs the estimated future cash flows are assessed by determining the future projected cash flows arising on the underlying collateral taking into consideration the delinquency status of underlying loans, the probability of delinquent loans progressing to default and the proportion of the advances subsequently recoverable. HSBC uses a modelling approach which incorporates historically observed progression rates to default to determine if the decline in aggregate projected cash flows from the underlying collateral will lead to a shortfall in contractual cash flows. In such cases the security is considered to be impaired.
     In respect of CDOs, in order to determine whether impairment has occurred, the expected future cash flows of the CDOs are compared with the total of the underlying collateral on the non-defaulted assets and the recovery value of the defaulted assets. In the event of a shortfall, the CDO is considered to be impaired.
     When a security benefits from a contract provided by a monoline insurer that insures payments of principal and interest, the expected recovery on the

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

contract is assessed in determining the total expected credit support available to the ABS.
Equity securities
Objective evidence of impairment for available-for-sale equity securities may include specific information about the issuer as detailed above, but may also include information about significant changes in technology, markets, economics or the law that provides evidence that the cost of the equity securities may not be recovered.
     A significant or prolonged decline in the fair value of the asset below its cost is also objective evidence of impairment. In assessing whether it is significant, the decline in fair value is evaluated against the original cost of the asset at initial recognition. In assessing whether it is prolonged, the decline is evaluated against the period in which the fair value of the asset has been below its original cost at initial recognition.
     For impairment losses on available-for-sale debt and equity securities, see pages 21 and 19, respectively. Any impairment losses recognised in the income statement relating to ABSs are recorded in the ‘Loan impairment charges and other credit risk provisions’ line. Impairment losses incurred on assets held by consolidated securities investment conduits (excluding Solitaire) are offset by a credit to the impairment line for the amount of the loss borne by capital note holders.
Fair values of financial instruments not carried at fair value
Financial instruments that are not carried at fair value include loans and advances to banks and customers, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities. Their fair values are, however, provided for information by way of note disclosure and are calculated as described below.
     The calculation of fair value incorporates HSBC’s estimate of the amount at which financial assets could be exchanged, or financial liabilities settled, between knowledgeable willing parties in an arm’s length transaction. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available, so comparisons of fair values between entities may not be meaningful and users are advised to exercise caution when using this data.
     As a consequence of the market turmoil, there has been a significant reduction in the secondary market demand for US Consumer Lending assets. Uncertainty over the extent and timing of future credit losses, together with a near absence of liquidity for non-prime ABSs and loans, continued to be reflected in a lack of bid prices at 30 June 2009. It is not possible from the indicative market prices that are available to distinguish between the relative discount to nominal value within the fair value measurement that reflects cash flow impairment due to expected losses to maturity, and the discount that the market is demanding for holding an illiquid and out of favour asset. Under impairment accounting for loans and advances, there is no need nor requirement to adjust carrying amounts to reflect illiquidity as HSBC’s intention is to fund assets until the earlier of prepayment, charge-off or repayment on maturity. Market fair values, by contrast, reflect both incurred loss and loss expected through the life of the asset, a discount for illiquidity and a credit spread which reflects the market’s current risk preferences. This usually differs from the credit spread applicable in the market at the time the loan was underwritten and funded.
     The estimated fair values at 30 June 2009 and 31 December 2008 of loans and advances to customers in North America reflect the combined effect of these conditions. As a result, the fair values are substantially lower than the carrying amount of customer loans and lower than would otherwise be reported under more normal market conditions. Accordingly, the fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets.
     Fair values of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:
•	Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using discounted cash flow models. Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and coupon rates. In general, contractual cash flows are discounted using HSBC’s estimate of the discount rate that a market participant would use in valuing instruments with similar maturity, repricing and credit risk characteristics.

The fair value of a loan portfolio reflects both loan impairments at the reporting date and estimates of market participants’ expectations of credit losses over the life of the loans.

For impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

•	Financial investments

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration the prices and future earnings streams of equivalent quoted securities.

•	Deposits by banks and customer accounts

For the purpose of estimating fair value, deposits by banks and customer accounts are grouped by residual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value of a deposit repayable on demand is assumed to be the amount payable on demand at the reporting date.

•	Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the reporting date where available, or by reference to quoted market prices for similar instruments.
     The fair values in this note are stated at a specific date and may be significantly different from the amounts which will actually be paid on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values given the size of the portfolios measured. Accordingly, these fair values do not represent the value of these financial instruments to HSBC as a going concern.
     For all classes of financial instruments, fair value represents the product of the value of a single instrument, multiplied by the number of instruments held. No block discount or premium adjustments are made. The fair values of intangible assets related to the businesses which originate and hold the financial instruments subject to fair value measurement, such as values placed on portfolios of core deposits, credit card and customer relationships, are not included in the above because they are not classified as financial instruments. Accordingly, an aggregation of fair value measurements does not approximate to the value of the organisation as a going concern.
     The following table lists financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:
Assets
Cash and balances at central banks
Items in the course of collection from other banks
Hong Kong Government certificates of indebtedness
Endorsements and acceptances
Short-term receivables within ‘Other assets’
Accrued income
Liabilities
Hong Kong currency notes in circulation
Items in the course of transmission to other banks
Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’
Endorsements and acceptances
Short-term payables within ‘Other liabilities’
Accruals

Fair values of financial instruments which are not carried at fair value

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	182,266	181,507	256,981	256,944	153,766	153,363
Loans and advances to customers	924,683	871,973	1,049,200	1,013,869	932,868	876,239
Financial investments: debt securities	16,290	16,571	11,023	11,159	14,013	15,057

Liabilities
Deposits by banks	129,151	129,076	154,152	154,284	130,084	130,129
Customer accounts	1,163,343	1,164,256	1,161,923	1,161,845	1,115,327	1,115,291
Debt securities in issue	156,199	151,295	230,267	226,199	179,693	170,599
Subordinated liabilities	30,134	28,299	31,517	29,942	29,433	28,381

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
     Fair values of financial investments classified as held for sale which are not carried at fair value

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Assets classified as held for sale
Loans and advances to banks and customers	846	774	1,852	1,526	11	11
     Analysis of loans and advances to customers by geographical segment

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers
Europe	457,090	445,335	508,960	507,280	426,191	417,256
Hong Kong	97,486	97,052	99,741	99,368	100,220	100,490
Rest of Asia-Pacific[1]	74,062	74,082	88,753	88,735	80,661	77,391
Middle East[1]	25,097	24,798	25,004	25,134	27,295	27,296
North America[2]	226,258	185,826	272,490	239,208	256,214	211,346
Latin America	44,690	44,880	54,252	54,144	42,287	42,460

	924,683	871,973	1,049,200	1,013,869	932,868	876,239

1	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been adjusted accordingly.

2	The reasons for the significant difference between carrying amount and fair value of loans and advances to customers in North America are discussed on page 122.

Special purpose entities
This section contains disclosures about HSBC-sponsored SPEs that are included in HSBC’s consolidated balance sheet, with a particular focus on SPEs containing exposures affected by recent turmoil in credit markets, and those that are not consolidated by HSBC under IFRSs. In addition to the disclosures about SPEs, information on other off-balance sheet arrangements has been included in this section.
     HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate or secure customer transactions.
     HSBC structures that utilise SPEs are authorised centrally when they are established to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management. HSBC’s involvement with SPE transactions is described below.
HSBC-sponsored SPEs
HSBC sponsors the formation of entities which are designed to accomplish certain narrow and well-defined objectives, such as securitising financial assets or affecting a lease, and this requires a form of legal structure that restricts the assets and liabilities within the structure to the single purpose for which it was established. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls them. In assessing control, all relevant factors are considered, including qualitative and quantitative aspects as described on pages 173 and 174 of the Annual Report and Accounts 2008.
     HSBC reassesses the required consolidation accounting tests whenever there is a change in the substance of the relationship between HSBC and an SPE, for example, when the nature of HSBC’s involvement or the governing rules, contractual arrangements or capital structure of the SPE change. The most significant categories of SPEs are discussed in more detail below.
Structured investment vehicles and conduits
Structured investment vehicles
SIVs are SPEs which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper (‘CP’), medium-term notes (‘MTN’s) and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost. Prior to the implementation of Basel II, it was capital efficient to invest in highly-rated investment securities in this way. HSBC sponsored two SIVs, Cullinan Finance Limited (‘Cullinan’) and Asscher Finance Limited (‘Asscher’) which are now in the process of voluntary liquidation following completion of the transfer of their portfolios of investment securities and derivatives to the new SICs during the first half of 2009.
     At 30 June 2009, all the capital notes in Cullinan and Asscher had been redeemed and replaced by capital notes in the new SICs (31 December 2008: 8.7 per cent of Asscher’s capital notes remained outstanding).
Conduits
HSBC sponsors and manages two types of conduits which issue CP: multi-seller conduits and SICs. HSBC consolidates these conduits because it is exposed to the majority of risks and rewards of ownership.
Securities investment conduits
Solitaire, HSBC’s principal securities investment conduit, purchases highly rated ABSs to facilitate tailored investment opportunities. HSBC’s other SICs, Mazarin, Barion and Malachite, evolved from the restructuring of HSBC’s sponsored SIVs as stated above and discussed in more detail on pages 173 and 174 of the Annual Report and Accounts 2008.
Multi-seller conduits
These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients, for example, to finance discrete pools of third-party originated trade and vehicle finance loan receivables. HSBC’s principal multi-seller conduits are Regency Assets Limited (‘Regency’), Bryant Park Funding Limited LLC (‘Bryant Park’), Abington Square Funding LLC (‘Abington Square’, inactive since March 2008) and Performance Trust.
     The multi-seller conduits purchase or fund interests in diversified pools of third-party assets financed by issuing CP or drawing advances from HSBC. The cash flows received by the conduits from the third-party assets are used to service the funding and provide a commercial rate of return for HSBC for structuring, for various other administrative services, and for the liquidity and credit support it gives to the conduits. The asset pools acquired by the conduits are structured so that the credit enhancement the conduits receive, which equates to senior investment grade ratings, and the benefit of liquidity facilities typically provided by HSBC mean that the CP issued by the multi-seller conduits is itself highly rated.
     An analysis of the assets held by HSBC’s SIVs and conduits is set out below:

Ratings analysis of assets

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
S&P ratings at 30 June 2009
AAA	7.0	8.7	15.7	5.8	—
AA	1.2	2.1	3.3	0.2	—
A	0.7	5.1	5.8	3.4	—
BBB	1.2	1.1	2.3	1.0	—
BB	0.3	0.5	0.8	0.8	—
B	0.4	0.5	0.9	—	—
CCC	0.2	0.3	0.5	—	—
CC	0.1	0.1	0.2	—	—

Total investments	11.1	18.4	29.5	11.2	—
Cash and other investments	0.5	0.2	0.7	0.4	—

	11.6	18.6	30.2	11.6	—

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
S&P ratings at 31 December 2008
AAA	8.1	12.0	20.1	6.1	0.3
AA	0.7	1.4	2.1	1.8	—
A	1.0	4.7	5.7	1.6	—
BBB	0.8	1.0	1.8	1.2	—
BB	0.3	0.4	0.7	0.2	—
B	0.1	0.2	0.3	0.5	—
CCC	0.2	0.2	0.4	1.8	—
D	—	—	—	0.3	—

Total investments	11.2	19.9	31.1	13.5	0.3
Cash and other investments	0.9	0.3	1.2	0.4	0.1

	12.1	20.2	32.3	13.9	0.4

     The migration to lower ratings during the first half of 2009 is a result of the performance of the underlying assets being outside the parameters of the original securitisations, and changes to the ratings methodology of the principal ratings agencies.
     At 30 June 2009, 11.9 per cent of the SICs’ exposures to sub-prime and US Alt-A mortgages, which in aggregate amounted to US$0.7 billion, remained AAA rated (31 December 2008: 62.7 per cent, US$4.2 billion), while 58.7 per cent, which in aggregate amounted to US$3.3 billion, remained investment grade (31 December 2008: 94 per cent, US$6.3 billion).
     It should be noted that securities purchased by SICs typically benefit from substantial transaction-specific credit enhancements such as subordinated tranches and/or excess spread, which absorb any credit losses before they fall on the tranche held by the SPE.
     At 30 June 2009, the SIVs did not hold any CP issued by SICs set up by HSBC (31 December 2008: US$0.3 billion). As described on page 174 of the Annual Report and Accounts 2008, by 31 December 2008 all the original assets held by the SIVs were transferred to the new SICs.

Weighted average life of portfolios

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
Weighted average life (years)
At 30 June 2009	5.5	3.8	4.4	3.2	—
At 31 December 2008	5.8	3.9	4.6	1.6	—

Composition of asset portfolio

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits[1]	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
Asset class at 30 June 2009
Structured finance
Vehicle loans and equipment leases	—	—	—	3.2	—
Consumer receivables	—	—	—	0.7	—
Credit card receivables	0.2	—	0.2	1.4	—
Residential MBSs	3.6	4.8	8.4	0.4	—
Commercial MBSs	2.1	2.7	4.8	—	—
Auto floor plan	—	—	—	1.2	—
Trade receivables	—	—	—	2.6	—
Student loan securities	2.4	1.9	4.3	—	—
Vehicle finance loan securities	0.1	0.2	0.3	—	—
Leverage loan securities	1.8	2.1	3.9	—	—
Other ABSs	0.8	1.2	2.0	1.5	—

	11.0	12.9	23.9	11.0	—

Finance
Commercial bank securities and deposits	0.1	4.6	4.7	0.4	—
Investment bank debt securities	—	0.7	0.7	—	—
Finance company debt securities	—	0.2	0.2	0.2	—
Other assets	0.5	0.2	0.7	—	—

	0.6	5.7	6.3	0.6	—

	11.6	18.6	30.2	11.6	—

Sub-prime mortgages	0.7	1.6	2.3	—	—
US Alt-A	1.7	1.7	3.4	—	—

	2.4	3.3	5.7	—	—

Asset class at 31 December 2008
Structured finance
Vehicle loans and equipment leases	—	—	—	3.9	—
Consumer receivables	—	—	—	0.7	—
Credit card receivables	0.2	—	0.2	1.4	—
Residential MBSs	4.4	5.7	10.1	0.6	—
Commercial MBSs	2.1	3.1	5.2	0.2	—
Auto floor plan	—	—	—	2.2	—
Trade receivables	—	—	—	2.7	—
Student loan securities	2.2	2.0	4.2	—	—
Vehicle finance loan securities	—	0.3	0.3	—	—
Leverage loan securities	1.5	2.2	3.7	—	—
Other ABSs	0.8	1.3	2.1	1.7	—

	11.2	14.6	25.8	13.4	—

Finance
Commercial bank securities and deposits	—	4.4	4.4	0.4	—
Investment bank debt securities	—	0.5	0.5	—	—
Finance company debt securities	—	0.4	0.4	—	0.3
Other assets	0.9	0.3	1.2	0.1	0.1

	0.9	5.6	6.5	0.5	0.4

	12.1	20.2	32.3	13.9	0.4

Sub-prime mortgages	0.9	1.3	2.2	—	—
US Alt-A	2.3	2.2	4.5	—	—

	3.2	3.5	6.7	—	—

1	Assets within multi-seller conduits are classified as collateralised loans. Under IFRSs, the conduits cannot recognise the underlying assets.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Asset analysis by geographical origination for multi-seller conduits1

	At	At
	30 June	31 December
	2009	2008
	US$bn	US$bn
Europe	5.8	7.5
Rest of Asia-Pacific	0.6	0.9
North America	5.2	5.5

	11.6	13.9

1	For details on the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated SIVs and securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 102.
Total assets by balance sheet classification

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2009
Financial instruments designated at fair value	0.1	—	0.1	—	—
Loans and advances to banks	0.1	0.1	0.2	—	—
Loans and advances to customers	—	—	—	11.2	—
Financial investments	11.0	18.4	29.4	—	—
Other assets	0.4	0.1	0.5	0.4	—

	11.6	18.6	30.2	11.6	—

At 31 December 2008
Financial instruments designated at fair value	0.1	—	0.1	—	—
Derivative assets	—	0.2	0.2	0.1	—
Loans and advances to banks	—	0.1	0.1	—	0.1
Loans and advances to customers	—	—	—	13.4	—
Financial investments	11.1	19.9	31.0	—	0.3
Other assets	0.9	—	0.9	0.4	—

	12.1	20.2	32.3	13.9	0.4

Funding structure

							Total multi-seller
	Solitaire		Other SICs		Total SICs		conduits		Total SIVs
		Provided		Provided		Provided		Provided		Provided
	Total	by HSBC	Total	by HSBC	Total	by HSBC	Total	by HSBC	Total	by HSBC
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2009
Capital notes	—	—	0.6	—	0.6	—	—	—	—	—
Drawn liquidity facility	8.6	8.6	—	—	8.6	8.6	—	—	—	—
Commercial paper	10.6	2.1	10.4	10.4	21.0	12.5	10.7	0.1	—	—
Medium-term notes	—	—	3.9	3.9	3.9	3.9	—	—	—	—
Term repos executed	—	—	11.3	11.3	11.3	11.3	—	—	—	—

	19.2	10.7	26.2	25.6	45.4	36.3	10.7	0.1	—	—

At 31 December 2008
Capital notes	—	—	0.9	—	0.9	—	—	—	—	—
Drawn liquidity facility	2.4	2.4	—	—	2.4	2.4	—	—	—	—
Commercial paper	17.2	8.3	10.5	10.4	27.7	18.7	12.9	2.1	—	—
Medium-term notes	—	—	3.4	3.4	3.4	3.4	—	—	0.1	—
Term repos executed	0.8	0.8	13.3	13.3	14.1	14.1	—	—	—	—

	20.4	11.5	28.1	27.1	48.5	38.6	12.9	2.1	0.1	—

Weighted average life of the funding liabilities

				Total
		Other	Total	multi-seller	Total
	Solitaire	SICs	SICs	conduits	SIVs
	Years	Years	Years	Years	Years
At 30 June 2009
CP funding	0.2	0.1	0.2	0.1	—
MTN funding	n/a	10.7	10.7	n/a	—

At 31 December 2008
CP funding	0.1	0.2	0.1	0.1	n/a
MTN funding	n/a	7.3	7.3	n/a	0.1

     The majority CP and MTN funding issued by the SIVs was repaid in full during 2008 using the proceeds from the asset sales to the new SICs. The CP and MTNs matured in early 2009.
HSBC’s maximum exposure
Conduits
Mazarin
•	HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 30 June 2009, HSBC’s exposure amounted to US$14.4 billion (31 December 2008: US$15.5 billion). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

•	In addition, at 30 June 2009, HSBC held 1.3 per cent (31 December 2008: 1.3 per cent) of Mazarin’s capital notes, which had a par value of US$17 million (31 December 2008: US$17 million), and a carrying amount of US$0.4 million (31 December 2008: US$0.6 million).
Barion and Malachite
•	These SICs are term funded by HSBC, consequently HSBC’s primary exposure to them is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 30 June 2009 this amounted to US$11.1 billion (31 December 2008: US$11.7 billion).

•	First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

•	In addition, at 30 June 2009, HSBC held 3.81 per cent (31 December 2008: 3.53 per cent) of the capital notes issued by these vehicles which have a par value of US$37 million
(31 December 2008: US$35 million), and a carrying amount of US$2.0 million (31 December 2008: US$1.3 million).
Solitaire
•	CP issued by Solitaire benefits from a 100 per cent liquidity facility provided by HSBC. First loss credit protection against CP-funded securities, after any transaction-specific credit enhancement (as described on page 100) and retained reserves, is provided by HSBC in the form of letters of credit with a combined notional value of US$1.2 billion at 30 June 2009 (31 December 2008: US$1.2 billion).

•	At 30 June 2009, US$8.6 billion of Solitaire’s assets were funded by the draw-down of the liquidity facility (31 December 2008: US$2.4 billion). HSBC is exposed to credit losses on the drawn amounts.

•	HSBC’s maximum exposure to Solitaire is limited to the amortised cost of non-cash equivalent assets, which represents the risk that HSBC may be required to fund the vehicle in the event the debt is redeemed without reinvestment from third parties.

•	HSBC’s maximum exposure at 30 June 2009 amounted to US$19.1 billion (31 December 2008: US$20.4 billion).
Multi-seller conduits
•	HSBC provides transaction-specific liquidity facilities to each of its multi-seller conduits, designed to be drawn in order to ensure the repayment of the CP issued. At 30 June 2009, the committed liquidity facilities amounted to US$16.0 billion (31 December 2008: US$17.1 billion).

•	First loss protection is provided through transaction-specific credit enhancements, for example, over-collateralisation and excess spread. These credit enhancements are provided

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

by the originator of the assets and not by HSBC. In addition, a layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities, and at 30 June 2009 this amounted to US$0.7 billion (31 December 2008: US$0.6 billion). HSBC’s maximum exposure is equal to the transaction-specific liquidity facilities offered to the multi-seller conduits, as described above.

•	The liquidity facilities are set to support total commitments and therefore exceed the funded assets at both 30 June 2009 and 31 December 2008.

•	In consideration of the significant first loss protection afforded by the structure, the credit enhancements and a range of indemnities provided by the various obligors, HSBC carries only a minimal risk of loss from the programme.
Structured investment vehicles
•	Cullinan and Asscher’s only assets are cash equivalents with liabilities to the extent of the liquidation costs and cash balances due to Mazarin, Barion and Malachite.

•	At 30 June 2009, HSBC retains no market exposure to the SIVs (31 December 2008: Cullinan held Mazarin CP amounting to US$0.3 billion. At that date, HSBC retained no marginal exposure through Cullinan to Mazarin’s activities over the maximum exposure value stated for Mazarin).
Money market funds
HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities with a set of narrow and well-defined objectives. In most cases, they are not consolidated in HSBC because the Group’s holdings in them are not of sufficient size to represent the majority of the risks and rewards of ownership.
     Investors in money market funds generally have no recourse other than to the assets in the funds, so asset holdings are designed to meet expected fund liabilities. Usually, money market funds are constrained in their operations should the value of their assets and their ratings fall below predetermined thresholds. The risks to HSBC are, therefore, contingent, arising from the reputational damage which could occur if an HSBC-sponsored money market fund was thought to be unable to meet withdrawal requests on a timely basis or in full.
     In aggregate, HSBC has established money market funds with total assets of US$99.8 billion at 30 June 2009 (31 December 2008: US$102.7 billion).
     The main sub-categories of money market funds are:
•	US$72.4 billion (31 December 2008: US$72.0 billion) in Constant Net Asset Value (‘CNAV’) funds, which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment;

•	US$1.5 billion (31 December 2008: US$2.7 billion) in French domiciled dynamique (‘dynamic’) funds and Irish ‘enhanced’ funds, together Enhanced Variable Net Asset Value (‘Enhanced VNAV’) funds, which invest in longer-dated money market securities to provide investors with a higher return than traditional money market funds; and

•	US$25.9 billion (31 December 2008: US$28.0 billion) in various other money market Variable Net Asset Value (‘VNAV’) funds, including funds predominantly domiciled in Brazil, France, India and Mexico.
     These money market funds invest in diverse portfolios of highly-rated debt instruments, including limited holdings in instruments issued by SIVs. At 30 June 2009, the exposure of these funds to SIVs was US$0.3 billion (31 December 2008: US$0.5 billion).
Constant Net Asset Value funds
CNAV funds price their assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value. This feature enables CNAV funds to create and liquidate shares in the funds at a constant price. If the amortised value of an asset portfolio were to vary by more than 50 basis points from its market value, the CNAV fund would be required to price its assets at market value, and consequently would no longer be able to create or liquidate shares at a constant price. This is commonly known as ‘breaking the buck’.
     During 2008, HSBC consolidated certain CNAV funds as a result of actions taken by HSBC to support the CNAV funds to maintain their AAA rating and mitigate the forced sale of liquid assets to meet potential redemptions. As a consequence, HSBC incurred losses totalling US$114 million at 31 December 2008. Further information is provided on pages 180 and 181 of the Annual Report and Accounts 2008.
Composition of CNAV asset portfolio

	At	At
	30 June	31 December
	2009	2008
	US$bn	US$bn
ABSs	0.2	0.8
Certificates of deposit	10.5	13.0
CP	17.7	18.1
Floating rate notes	1.4	5.2
Government agency bonds	8.5	1.9
Other assets	5.1	4.8

Total	43.4	43.8

     The associated liabilities included on HSBC’s balance sheet at 30 June 2009 amounted to US$42.7 billion (31 December 2008: US$43.1 billion).
HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated CNAV funds is represented by HSBC’s investment in the units of each CNAV fund, and by the maximum limit of the letters of limited indemnity provided to the CNAV funds. HSBC’s exposure at 30 June 2009 amounted to US$0.8 billion (31 December 2008: US$0.7 billion) and nil (31 December 2008: US$58 million) for investment in units within the CNAV funds and letters of limited indemnity, respectively.
Enhanced Variable Net Asset Value funds
Enhanced VNAV funds price their assets on a fair value basis and, consequently, prices may change from one day to the next. These funds pursue an ‘enhanced’ investment strategy, as part of which investors accept greater credit and duration risk in the expectation of higher returns.
     During 2008, HSBC consolidated two of its French dynamic money market funds as a result of continued redemptions by unitholders. HSBC’s aggregate holdings in these funds at 30 June 2009 amounted to €0.4 billion (US$0.6 billion) (31 December 2008: €0.5 billion (US$0.6 billion)).
HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated Enhanced VNAV and consolidated and unconsolidated VNAV funds is represented by HSBC’s investment in the units of each fund. HSBC’s maximum exposure at 30 June 2009 amounted to US$0.6 billion (31 December 2008: US$0.6 billion) and US$0.9 billion (31 December
2008: US$1.6 billion), for Enhanced VNAV and VNAV funds, respectively.
Total assets of HSBC’s money market funds which are on-balance sheet by balance sheet classification

	At	At
	30 June	31 December
	2009	2008
	US$bn	US$bn
Cash	0.1	0.3
Trading assets	44.6	43.3
Other assets	0.1	2.3

	44.8	45.9

Non-money market investment funds
HSBC, through its fund management business, has established a large number of non-money market funds to enable customers to invest in a range of assets, typically equities and debt securities. At the launch of a fund HSBC, as fund manager, usually provides a limited amount of initial capital known as ‘seed capital’ to enable the fund to start purchasing assets. These holdings are normally redeemed over time. The majority of these funds are off-balance sheet for HSBC because the Group’s limited economic interest means it does not have the majority of the risks and rewards of ownership. As the non-money market funds explicitly provide investors with tailored risk, the risk to HSBC is restricted to HSBC’s own investments in the funds.
     In aggregate, HSBC has established non-money market funds with total assets of US$214.9 billion at 30 June 2009 (31 December 2008: US$200.3 billion).
     The main sub-categories of non-money market funds are:
•	US$95.8 billion (31 December 2008: US$83.1 billion) in specialist funds, which comprise fundamental active specialists and active quantitative specialists;

•	US$102.7 billion (31 December 2008: US$96.2 billion) in local investment management funds, which invest in domestic products, primarily for retail and private clients; and

•	US$16.4 billion (31 December 2008: US$21.0 billion) in multi-manager funds, which offer fund of funds and manager of manager products across a diversified portfolio of assets.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Total assets of HSBC’s non-money market funds which are on-balance sheet by balance sheet classification

	At	At
	30 June	31 December
	2009	2008
	US$bn	US$bn
Cash	0.4	0.4
Trading assets	0.2	0.2
Financial instruments designated at fair value	3.3	2.3
Financial investments	0.7	0.8

	4.6	3.7

HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated non-money market funds is represented by HSBC’s investment in the units of each respective fund. HSBC’s exposure at 30 June 2009 amounted to US$5.4 billion (31 December 2008: US$4.4 billion).
Securitisations
HSBC uses SPEs to securitise customer loans and advances that it has originated, mainly in order to diversify its sources of funding for asset origination and for capital efficiency purposes. In such cases, the loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases. Credit enhancements to the underlying assets may be used to obtain investment grade ratings on the senior debt issued by the SPEs. HSBC has also established securitisation programmes in the US and Germany where loans originated by third parties are securitised. Most of these vehicles are not consolidated by HSBC as it is not exposed to the majority of risks and rewards of ownership in the SPEs. In the first half of 2009, demand for the securitised products remained low.
     In addition, HSBC uses SPEs to mitigate the capital absorbed by some of the customer loans and advances it has originated. Credit derivatives are used to transfer the credit risk associated with such customer loans and advances to an SPE, using securitisations commonly known as synthetic securitisations. These SPEs are consolidated when HSBC is exposed to the majority of risks and rewards of ownership.
Total assets of HSBC’s securitisations which are on-balance sheet, by balance sheet classification

	At	At
	30 June	31 December
	2009	2008
	US$bn	US$bn
Trading assets	0.9	1.3
Loans and advances to customers	44.0	50.8
Other assets	2.4	1.1
Derivatives	1.2	1.4

	48.5	54.6

     These assets include US$0.9 billion (31 December 2008: US$1.3 billion) of exposure to US sub-prime mortgages.
Total assets of HSBC’s securitisations which are off-balance sheet

	At	At
	30 June	31 December
	2009	2008
	US$bn	US$bn
HSBC originated assets	0.7	0.6
Non-HSBC originated assets – term securitisation programmes	12.1	13.5

	12.8	14.1

     HSBC’s financial investments in off-balance sheet securitisations at 30 June 2009 amounted to US$0.1 billion (31 December 2008: US$0.2 billion). These assets include assets which are classified as available-for-sale securities and measured at fair value, and have been securitised by HSBC under arrangements by which HSBC retains a continuing involvement in them.
HSBC’s maximum exposure
The maximum exposure is the aggregate of any holdings of notes issued by these vehicles and the reserve account positions intended to provide credit support under certain pre-defined circumstances to senior note holders. HSBC is not obligated to provide further funding. At 30 June 2009, HSBC’s maximum exposure to consolidated and unconsolidated securitisations amounted to US$5.3 billion (31 December 2008: US$8.0 billion).
Other
HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers to provide finance to public and private sector infrastructure projects, and for asset and structured finance (‘ASF’) transactions.

Structured credit transactions
HSBC provides structured credit transactions to third-party professional and institutional investors who wish to obtain exposure, sometimes on a leveraged basis, to a reference portfolio of debt instruments. In such structures, the investor receives returns referenced to the underlying portfolio by purchasing notes issued by the SPEs. HSBC enters into contracts with the SPEs, generally in the form of derivatives, in order to pass the required risks and rewards of the reference portfolios to the SPEs. HSBC’s risk in relation to the derivative contracts with the SPEs is managed within HSBC’s trading market risk framework (see ‘Market risk’ on page 173).
     In certain transactions HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk by incorporating in the SPE transaction features which allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms. Following the inclusion of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. When this retained exposure represents ABSs, it has been included in ‘Nature and extent of HSBC’s exposures’ on page 102.
     Often transactions are facilitated through SPEs to enable the notes issued to the investors to be rated. The SPEs are not consolidated by HSBC when the investors bear substantially all the risks and rewards of ownership through the notes.
     The total fair value of liabilities (notes issued and derivatives) in structured credit transaction SPEs was US$21.7 billion at 30 June 2009 (31 December 2008: US$21.2 billion). These amounts included US$0.2 billion (31 December 2008: US$0.3 billion) in SPEs that were consolidated by HSBC.
Other uses of SPEs
HSBC participates in Public-Private Partnerships to provide financial support for infrastructure projects initiated by government authorities. The funding structure is commonly achieved through the use of SPEs. HSBC consolidates these SPEs when it is exposed to the majority of risks and rewards of the vehicles.
     HSBC’s ASF business specialises in leasing and arranging finance for aircraft and other physical assets, which it is customary to ring-fence through the use of SPEs, and in structured loans and deposits, where SPEs introduce cost efficiencies. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls the SPE.
     HSBC’s risks and rewards of ownership in these SPEs are in respect of its on-balance sheet assets and liabilities.
HSBC’s maximum exposures to SPEs
The following tables show the total assets of the various types of SPEs, and the amount and types of funding provided by HSBC to these SPEs. The tables also show HSBC’s maximum exposure to the SPEs and, within that exposure, the types of liquidity and credit enhancements provided by HSBC. The maximum exposures to SPEs represent HSBC’s maximum possible risk exposure that could occur as a result of the Group’s arrangements and commitments to SPEs. The maximum amounts are contingent in nature, and may arise as a result of drawdowns under liquidity facilities, where these have been provided, and any other funding commitments, or as a result of any loss protection provided by HSBC to the SPEs. The conditions under which such exposure might arise differ depending on the nature of each SPE and HSBC’s involvement with it. The aggregation of such maximum exposures across the different forms of SPEs results in a theoretical total maximum exposure number. The elements of the maximum exposure to an SPE are not necessarily additive and a detailed explanation of how maximum exposures are determined is provided under each category of SPE.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s maximum exposure to consolidated SPEs affected by the recent market turmoil

		Securities			Enhanced		Non-money market funds
		investment	Multi-seller	CNAV	VNAV	VNAV	Specialist	Local	Securi-
	SIVs	conduits[1]	conduits	funds	funds	funds	funds	funds[2]	tisations[3]	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2009
Total assets	—	30.2	11.6	43.4	0.6	0.8	0.3	4.3	48.5	0.2	139.9

Direct lending[4]	—	—	—	—	—	—	—	—	0.9	—	0.9
ABSs[4]	—	23.9	—	0.2	—	—	—	—	—	—	24.1
Other	—	6.3	11.6	43.2	0.6	0.8	0.3	4.3	47.6	0.2	114.9

Funding provided by HSBC	—	36.3	0.1	0.7	0.6	0.7	0.1	4.2	1.9	—	44.6

CP	—	12.5	0.1	—	—	—	—	—	—	—	12.6
MTNs	—	3.9	—	—	—	—	—	—	1.7	—	5.6
Junior notes	—	—	—	—	—	—	—	—	0.2	—	0.2
Term repos executed	—	11.3	—	—	—	—	—	—	—	—	11.3
Investments in funds	—	—	—	0.7	0.6	0.7	0.1	4.2	—	—	6.3
Drawn liquidity facility	—	8.6	—	—	—	—	—	—	—	—	8.6
Capital notes[5]	—	—	—	—	—	—	—	—	—	—	—

Total maximum exposure to consolidated SPEs[6]	—	44.6	16.0	0.7	0.6	0.7	0.1	4.2	5.2	0.1	72.2

Liquidity and credit enhancements
Deal-specific liquidity facilities	—	—	16.0	—	—	—	—	—	—	—	16.0
Indemnities[7]	—	—	—	—	—	—	—	—	—	—	—
Programme-wide liquidity facilities	—	30.9	—	—	—	—	—	—	—	—	30.9
Programme-wide limited credit enhancements	—	1.2	0.7	—	—	—	—	—	—	—	1.9
Other liquidity and credit enhancements	—	—	—	—	—	—	—	—	0.1	—	0.1

		Securities			Enhanced		Non-money market funds
		investment	Multi-seller	CNAV	VNAV	VNAV	Specialist	Local	Securi-
	SIVs	conduits[1]	conduits	funds	funds	funds	funds	funds[2]	tisations[3]	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2008
Total assets	0.4	32.3	13.9	43.8	0.7	1.4	0.6	3.1	54.6	0.3	151.1

Direct lending[4]	—	—	—	—	—	—	—	—	1.3	—	1.3
ABSs[4]	—	25.8	—	0.8	—	—	—	—	—	—	26.6
Other	0.4	6.5	13.9	43.0	0.7	1.4	0.6	3.1	53.3	0.3	123.2

Funding provided by HSBC	—	38.6	2.1	0.7	0.6	1.3	0.2	3.2	0.7	0.2	47.6

CP	—	18.7	2.1	—	—	—	—	—	—	—	20.8
MTNs	—	3.4	—	—	—	—	—	—	0.4	0.2	4.0
Junior notes	—	—	—	—	—	—	—	—	0.3	—	0.3
Term repos executed	—	14.1	—	—	—	—	—	—	—	—	14.1
Investments in funds	—	—	—	0.7	0.6	1.3	0.2	3.2	—	—	6.0
Drawn liquidity facility	—	2.4	—	—	—	—	—	—	—	—	2.4
Capital notes[5]	—	—	—	—	—	—	—	—	—	—	—

Total maximum exposure to consolidated SPEs[6]	—	47.6	17.1	0.8	0.6	1.3	0.2	3.2	7.8	0.2	78.8

Liquidity and credit enhancements
Deal-specific liquidity facilities	—	—	17.1	—	—	—	—	—	—	—	17.1
Indemnities[7]	—	—	—	0.1	—	—	—	—	—	—	0.1
Programme-wide liquidity facilities	—	34.8	—	—	—	—	—	—	—	—	34.8
Programme-wide limited credit enhancements	—	1.2	0.6	—	—	—	—	—	—	—	1.8
Other liquidity and credit enhancements	—	—	—	—	—	—	—	—	0.1	—	0.1

1	The securities investment conduits include Mazarin, Barion, Malachite and Solitaire.

2	Local investment management funds.

3	Also includes consolidated SPEs that hold mortgage loans held at fair value.

4	These assets only include those measured at fair value. For details on the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated SIVs and securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 102. The geographical origin of the loans and receivables held by the multi-seller conduits is disclosed on page 128.

5	The carrying amount of HSBC’s holding of capital notes in the securities investment conduits amounted to US$2.4 million (31 December 2008: US$1.9 million) with a par value of US$54 million (31 December 2008: US$52 million).

6	Total maximum exposure to consolidated SPEs as at 31 December 2008 has been restated to reflect more accurately the Group’s exposure to certain securitisation vehicles in which a proportion of the maximum exposure to risk of loss is borne by third-party noteholders.

7	Two limited letters of indemnity which were in place in respect of CNAV funds at 31 December 2008 expired in April 2009.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s maximum exposure to unconsolidated SPEs

	Securitisations[1]		Money market funds[1]			Non-money market funds[1]
	HSBC	Non-HSBC		Enhanced				Multi-
	originated	originated	CNAV	VNAV	VNAV	Specialist	Local	manager
	assets	assets[2]	funds	funds	funds	funds	funds[3]	funds	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2009
Total assets	0.7	12.1	29.0	0.9	25.1	95.5	98.4	16.4	21.5	299.6

Funding provided by HSBC	—	0.1	0.1	—	0.2	—	1.0	0.1	7.9	9.4

MTNs	—	0.1	—	—	—	—	—	—	7.9	8.0
Investments in funds	—	—	0.1	—	0.2	—	1.0	0.1	—	1.4

Total maximum exposure to unconsolidated SPEs	—	0.1	0.1	—	0.2	—	1.0	0.1	2.4	3.9

At 31 December 2008
Total assets	0.6	13.5	28.2	2.0	26.6	82.5	93.1	21.0	20.9	288.4

Funding provided by HSBC	—	0.2	—	—	0.3	—	1.0	—	8.3	9.8

MTNs	—	0.2	—	—	—	—	—	—	8.3	8.5
Investments in funds	—	—	—	—	0.3	—	1.0	—	—	1.3

Total maximum exposure to unconsolidated SPEs	—	0.2	—	—	0.3	—	1.0	—	4.1	5.6

1	HSBC’s financial investments in off-balance sheet money market funds and non-money market funds have been classified as available-for-sale securities, and measured at fair value. HSBC’s financial investments in off-balance sheet securitisations have been classified as trading assets and available-for-sale securities, and measured at fair value.

2	In the US, HSBC has established securitisation programmes where term-funded SPEs are used to securitise third-party originated mortgages, mainly sub-prime and Alt-A residential mortgages. The majority of these SPEs are not consolidated by HSBC as it is not exposed to the majority of the risks and rewards of ownership in the SPEs. No liquidity facility has been provided by HSBC.

3	Local investment management funds.

Third-party sponsored SPEs
Through standby liquidity facility commitments, HSBC has exposure to third-party sponsored SIVs, conduits and securitisations under normal banking arrangements on standard market terms. These exposures are quantified below.
HSBC’s commitments under liquidity facilities to third-party SIVs, conduits and securitisations

	Commit-
	ments	Drawn
	US$bn	US$bn
At 30 June 2009
Third-party conduits	1.2	0.3
Third-party securitisations	0.6	—

	1.8	0.3

At 31 December 2008
Third-party conduits	1.1	0.1
Third-party securitisations	0.6	0.1

	1.7	0.2

Other off-balance sheet arrangements and commitments
Financial guarantees, letters of credit and similar undertakings
Note 16 on the Financial Statements describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.
Commitments to lend
Undrawn credit lines are disclosed in Note 16 on the Financial Statements. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, advised overdraft limits and other pre-approved loan products, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most cases HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.
Leveraged finance transactions
Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on page 112.

HSBC HOLDINGS PLC
Interim Management Report: Risk

Risk management
All HSBC’s activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks. The most important risk categories that the Group is exposed to are credit risk (including cross-border country risk), market risk, operational risk in various forms, liquidity risk, insurance risk, pension risk, residual value risk, reputational risk and sustainability (environmental and social) risk. Market risk includes foreign exchange, interest rate and equity price risks.
     Insurance risk is managed by the Group’s insurance businesses together with their own credit, liquidity and market risk functions, distinct from those covering the rest of HSBC due to the different nature of their activities, but under risk oversight at Group level.
     HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date administrative and information systems. HSBC regularly reviews its risk management policies and systems to reflect changes in law, regulation, markets, products and emerging best practice. Personal accountability, reinforced by the Group’s governance structure and instilled by training and experience, helps to foster a disciplined and constructive culture of risk management and control.
     An overview of the Group’s risk governance structure, including the responsibilities of the senior executive Risk Management Meeting and the Global Risk function, and of the risk appetite framework operated by the Group, is set out on page 191 of the Annual Report and Accounts 2008. The management of all HSBC’s significant risks is also discussed there in detail. There have been no changes to the Group’s risk management methodology since 31 December 2008 which are material to understanding the current reporting period.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as guarantees and credit derivatives, and from the Group’s holdings of debt securities. Among the risks in which the Group engages, credit risk generates the largest regulatory capital requirement.
     The objectives of credit risk management, underpinning sustainably profitable business, are principally to maintain a strong culture of responsible lending, supported by a robust risk policy and control framework; to both partner and challenge the business line in defining and implementing risk appetite, with its continuous re-evaluation under actual and scenario conditions; and to ensure independent, expert scrutiny of credit risks, their costs and their mitigation.

The most significant factor affecting HSBC’s exposure to credit risk was the continuing deterioration in credit conditions in the global economy, particularly in the US.
     HSBC’s Credit Risk function is part of Global Risk, reporting to the Group Chief Risk Officer. Its risk management and internal control procedures are designed for all stages of economic and financial cycles, including the current environment, and there were no material changes during the first half of 2009. Progress has continued to be made in refining exposure measurement and monitoring, in the context of the Group’s Advanced internal ratings-based (‘IRB’) approach to Basel II (see ‘Capital Management’ on page 187) and in enhancing central risk oversight and independent review activities through Group Management Office working closely with regional risk offices under HSBC’s target operating model for Global Risk.
     Full details of the role and responsibilities of the Credit Risk management function are set out on page 192 of the Annual Report and Accounts 2008.
Credit exposure
HSBC’s exposure to credit risk is spread across many asset classes, including derivatives, trading assets, loans and advances to customers, loans and advances to banks and financial investments. The balance of the Group’s credit exposures has changed since 31 December 2008 as a significant decline in market volatility has led to a lower exposure to the risk of default in derivative contracts.
     The most significant factor affecting HSBC’s exposure to credit risk during the first half of 2009 was the continuing deterioration in credit conditions in the global economy, particularly in the US. Loss experience remained concentrated in the personal lending portfolios, primarily in the US with 77 per cent of loan impairment charges and other credit risk provisions arising in Personal Financial Services in the first half of 2009 compared with 93 per cent in the comparable period in 2008. HSBC also experienced deterioration in credit quality in the commercial real estate sector. In the first half of 2009, 11 per cent of loan impairment charges and other credit risk provisions arose in Commercial

Banking, compared with 6 per cent in the first half of 2008. In Global Banking and Markets, loan impairment charges on the corporate portfolio totalled US$1.2 billion in the first half of 2009, while other credit risk provisions primarily due to monoline insurer downgrades totalled US$0.6 billion, 8 per cent and 4 per cent respectively of total loan impairment charges and other credit risk provisions.
     The following table presents the maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements (unless such credit enhancements meet offsetting requirements). For financial assets recognised on the balance sheet, the exposure to credit risk equals their carrying amount. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that HSBC would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

Maximum exposure to credit risk

	At 30 June 2009			At 30 June 2008			At 31 December 2008
			Exposure			Exposure			Exposure
	Maximum		to credit	Maximum		to credit	Maximum		to credit
	exposure	Offset	risk (net)	exposure	Offset	risk (net)	exposure	Offset	risk (net)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Cash and balances at central banks	56,368	—	56,368	13,473	—	13,473	52,396	—	52,396
Items in the course of collection from other banks	16,613	—	16,613	16,719	—	16,719	6,003	—	6,003
Hong Kong Government certificates of indebtedness	16,156	—	16,156	14,378	—	14,378	15,358	—	15,358

Trading assets	388,874	(15,829)	373,045	430,929	(21,015)	409,914	405,451	(13,227)	392,224

Treasury and other eligible bills	22,990	—	22,990	7,417	—	7,417	32,458	—	32,458
Debt securities	190,870	—	190,870	191,482	—	191,482	199,619	—	199,619
Loans and advances:
– to banks	73,636	(1)	73,635	95,359	(542)	94,817	73,055	—	73,055
– to customers	101,378	(15,828)	85,550	136,671	(20,473)	116,198	100,319	(13,227)	87,092

Financial assets designated at fair value	21,301	—	21,301	24,018	—	24,018	17,540	—	17,540

Treasury and other eligible bills	495	—	495	240	—	240	235	—	235
Debt securities	19,825	—	19,825	23,356	—	23,356	16,349	—	16,349
Loans and advances:
– to banks	204	—	204	421	—	421	230	—	230
– to customers	777	—	777	1	—	1	726	—	726

Derivatives	310,796	(237,552)	73,244	260,664	(164,749)	95,915	494,876	(383,308)	111,568

Loans and advances held at amortised cost:	1,106,949	(94,576)	1,012,373	1,306,181	(105,321)	1,200,860	1,086,634	(83,398)	1,003,236

– to banks	182,266	(124)	182,142	256,981	(277)	256,704	153,766	(126)	153,640
– to customers	924,683	(94,452)	830,231	1,049,200	(105,044)	944,156	932,868	(83,272)	849,596

Financial investments	344,644	—	344,644	265,269	—	265,269	292,984	—	292,984

Treasury and other similar bills	54,262	—	54,262	27,928	—	27,928	41,027	—	41,027
Debt securities	290,382	—	290,382	237,341	—	237,341	251,957	—	251,957

Other assets	35,191	(4)	35,187	26,468	(273)	26,195	40,859	(5)	40,854

Endorsements and acceptances	9,481	(4)	9,477	13,289	(273)	13,016	10,482	(5)	10,477
Other	25,710	—	25,710	13,179	—	13,179	30,377	—	30,377

Financial guarantees	49,486	—	49,486	59,742	—	59,742	52,318	—	52,318
Loan and other credit- related commitments[1]	569,012	—	569,012	758,926	—	758,926	604,022	—	604,022

	2,915,390	(347,961)	2,567,429	3,176,767	(291,358)	2,885,409	3,068,441	(479,938)	2,588,503

For footnote, see page 168.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Collateral and other credit enhancements
Collateral held against financial instruments presented in the ‘Maximum exposure to credit risk’ table above is described in more detail below.
Items in the course of collection from other banks
Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt of cash, securities or equities. Daily settlement limits are established for counterparties to cover the aggregate of HSBC’s transactions with each one on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated by settling through assured payment systems or on a delivery-versus-payment basis.
Treasury, other eligible bills and debt securities
Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, except for ABSs and similar instruments, which are secured by pools of financial assets.
Derivatives
The ISDA Master Agreement is HSBC’s preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-agreed termination events occur. It is common, and HSBC’s preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the market-contingent counterparty risk inherent in the outstanding positions.
Loans and advances
It is HSBC’s policy, when lending, to do so on the basis of the customer’s capacity to repay, rather than rely primarily on the value of security offered. Depending on the customer’s standing and the type of product, facilities may be provided unsecured. Whenever available, collateral can be an important mitigant of credit risk.
     The guidelines applied by operating companies in respect of the acceptability of specific classes of collateral or credit risk mitigation, and the determination of valuation parameters are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose. The principal collateral types employed by HSBC are as follows:
•	in the personal sector, mortgages over residential properties;

•	in the commercial and industrial sector, charges over business assets such as premises, stock and debtors;

•	in the commercial real estate sector, charges over the properties being financed; and

•	in the financial sector, charges over financial instruments such as cash, debt securities and equities in support of trading facilities.
     In addition, credit derivatives, including credit default swaps and structured credit notes, and securitisation structures are used to manage credit risk in the Group’s loan portfolio.
     HSBC does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.
Concentration of exposure
Concentrations of credit risk exist when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities, or operate in the same geographical areas or industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions.
Securities held for trading
Total securities held for trading within trading assets were US$239 billion at 30 June 2009 (31 December 2008: US$254 billion). The largest concentration of these assets was to government and government agency securities, which amounted to US$134 billion, or 56 per cent of overall trading securities (31 December 2008: US$143 billion, 56 per cent). This included US$23 billion (31 December 2008: US$32 billion) of treasury and other eligible bills. Corporate debt and other securities were US$75 billion or 31 per cent of overall trading securities, in line with the level at 31 December 2008 of US$83 billion, or 33 per cent. Included within total securities held for trading were US$42 billion (31 December 2008: US$50 billion)

of debt securities issued by banks and other financial institutions.
Debt securities, treasury and other eligible bills
At US$345 billion, total financial investments excluding equity securities were 18 per cent higher at 30 June 2009 than at 31 December 2008. Debt securities, at US$290 billion, represented the largest concentration of financial investments at 84 per cent of the total, compared with US$252 billion (86 per cent) at 31 December 2008. HSBC’s holdings of corporate debt, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 49 per cent invested in securities issued by banks and other financial institutions. In total, holdings in ABSs decreased by US$9 billion due to a combination of asset sales, amortisations and write-downs.
     Investments in governments and government agencies of US$144 billion were 41 per cent of overall financial investments, 3 percentage points higher than at 31 December 2008. US$54 billion of these investments comprised treasury and other eligible bills.
     More detailed analyses of securities held for trading and financial investments are set out in Notes 7 and 10 on the Financial Statements. For an analysis by credit quality, see page 156.
     At 30 June 2009, the insurance businesses held diversified portfolios of debt and equity securities designated at fair value of US$22 billion (31 December 2008: US$20 billion). A more detailed analysis of securities held by the insurance businesses is set out on page 185.
Derivatives
Derivatives exposures at 30 June 2009 were US$311 billion, a decline of 37 per cent from 31 December 2008, with reductions across all asset classes, notably foreign exchange, interest rate and credit derivatives. Lower volatility within the financial markets, steepening yield curves in major currencies and narrowing credit spreads led to a fall in the fair value of outstanding derivative contracts. Derivatives exposure is shown gross under IFRSs. Derivative liabilities fell for the same reasons.
Loans and advances
Loans and advances were well diversified across industry sectors and jurisdictions. At constant exchange rates, corporate and commercial lending increased, partly offset by a decline in personal lending reflecting the run down of the US consumer finance portfolios. On the same basis, gross loans and advances to customers at 30 June 2009 decreased by US$55 billion or 5 per cent from 31 December 2008.
     Personal lending remained the largest single lending category at US$438 billion, 46 per cent of total customer lending. Residential mortgages of US$256 billion represented 27 per cent of total advances to customers, the Group’s largest concentration in a single exposure type. During the period, Europe surpassed North America as HSBC’s largest mortgage portfolio as the HSBC Finance real estate secured portfolio ran off and mortgage lending expanded in the UK.
     Corporate, commercial and financial lending amounted to 53 per cent of gross lending to customers at 30 June 2009. The largest industry concentrations were in non-bank financial institutions and commercial real estate lending at 11 per cent and 7 per cent, respectively, of total gross lending to customers.
     Commercial, industrial and international trade lending fell modestly in the period reflecting the decline in economic activity and global trade. Within this category, the largest concentration of lending was to the service sector, which accounted for 6 per cent of total gross lending to customers.
     Lending to non-bank financial institutions principally comprised secured lending on trading accounts, primarily repo facilities.
     Loans and advances to banks primarily represent amounts owing on trading account and HSBC’s placing of its own liquidity on short-term deposit. Such lending was widely distributed across major institutions.
     Further discussion of significant movements in credit quality of the personal lending and wholesale lending portfolios is set out in Areas of Special Interest on pages 145 to 155.
     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA N.A., by the location of the lending branch.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Gross loans and advances by industry sector

	At	Constant	Movement on	At
	31 December	currency	a constant	30 June
	2008	effect	currency basis	2009
	US$m	US$m	US$m	US$m
Gross loans and advances to customers
Personal	440,227	18,662	(21,041)	437,848

Residential mortgages[2]	243,337	12,271	(90)	255,518
Other personal[3]	196,890	6,391	(20,951)	182,330

Corporate and commercial	407,474	27,249	(35,823)	398,900

Commercial, industrial and international trade	209,840	14,805	(29,535)	195,110
Commercial real estate	70,969	3,803	(3,499)	71,273
Other property-related	30,739	1,185	(991)	30,933
Government	6,544	153	(540)	6,157
Other commercial[4]	89,382	7,303	(1,258)	95,427

Financial	101,085	4,958	1,766	107,809

Non-bank financial institutions	99,536	4,812	725	105,073
Settlement accounts	1,549	146	1,041	2,736

Asset-backed securities reclassified	7,991	—	(164)	7,827

Total gross loans and advances to customers	956,777	50,869	(55,262)	952,384

Gross loans and advances to banks	153,829	4,355	24,160	182,344

Total gross loans and advances	1,110,606	55,224	(31,102)	1,134,728

For footnotes, see page 168.
Loans and advances to customers by industry sector and by geographical region

							Gross	Gross loans
							loans and	by industry
			Rest of				advances	sector as a
		Hong	Asia-	Middle	North	Latin	to	% of total
	Europe	Kong	Pacific[8]	East[8]	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 June 2009
Personal	157,383	46,700	29,825	6,951	176,464	20,525	437,848	46.0

Residential mortgages[5]	104,529	33,808	19,483	1,950	90,903	4,845	255,518	26.8
Other personal	52,854	12,892	10,342	5,001	85,561	15,680	182,330	19.2

Corporate and commercial	219,059	47,408	42,823	17,368	47,536	24,706	398,900	41.9

Commercial, industrial and international trade	113,758	17,217	25,662	9,686	13,831	14,956	195,110	20.5
Commercial real estate	34,221	13,108	6,344	1,586	13,455	2,559	71,273	7.5
Other property-related	7,504	9,412	3,592	1,292	8,645	488	30,933	3.3
Government	1,577	861	514	1,299	257	1,649	6,157	0.6
Other commercial[4]	61,999	6,810	6,711	3,505	11,348	5,054	95,427	10.0

Financial	79,972	4,225	2,408	1,427	17,821	1,956	107,809	11.3

Non-bank financial institutions	78,650	3,683	2,033	1,376	17,424	1,907	105,073	11.0
Settlement accounts	1,322	542	375	51	397	49	2,736	0.3

Asset-backed securities reclassified	6,253	—	—	—	1,574	—	7,827	0.8

Total gross loans and advances to customers (‘TGLAC’)[6]	462,667	98,333	75,056	25,746	243,395	47,187	952,384	100.0

Percentage of TGLAC by geographical region	48.6%	10.3%	7.9%	2.7%	25.6%	4.9%	100.0%

Impaired loans	10,592	994	1,331	901	15,003	3,005	31,826
– as a percentage of TGLAC	2.3%	1.0%	1.8%	3.5%	6.2%	6.4%	3.3%

Total impairment allowances	5,577	847	994	649	17,137	2,497	27,701
– as a percentage of TGLAC	1.2%	0.9%	1.3%	2.5%	7.0%	5.3%	2.9%

							Gross	Gross loans
							loans and	by industry
			Rest of				advances	sector as a
		Hong	Asia-	Middle	North	Latin	to	% of total
	Europe	Kong	Pacific[8]	East[8]	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 June 2008
Personal	171,711	46,077	33,727	6,744	214,427	25,379	498,065	46.6

Residential mortgages[5]	101,620	31,774	20,295	1,491	110,373	5,068	270,621	25.3
Other personal	70,091	14,303	13,432	5,253	104,054	20,311	227,444	21.3

Corporate and commercial	259,547	50,472	51,349	17,334	50,210	28,542	457,454	42.7

Commercial, industrial and international trade	147,452	21,427	31,956	9,260	14,540	16,543	241,178	22.5
Commercial real estate	40,779	13,793	7,126	1,516	15,018	2,486	80,718	7.5
Other property-related	9,542	8,673	4,129	1,630	8,349	425	32,748	3.1
Government	1,797	244	730	1,426	264	3,054	7,515	0.7
Other commercial[4]	59,977	6,335	7,408	3,502	12,039	6,034	95,295	8.9

Financial	81,441	3,565	4,371	1,197	21,040	2,647	114,261	10.7

Non-bank financial institutions	79,336	2,949	4,207	1,193	20,302	2,486	110,473	10.3
Settlement accounts	2,105	616	164	4	738	161	3,788	0.4

Total gross loans and advances to customers (‘TGLAC’)[6]	512,699	100,114	89,447	25,275	285,677	56,568	1,069,780	100.0

Percentage of TGLAC by geographical region	47.9%	9.4%	8.3%	2.4%	26.7%	5.3%	100.0%		%
Impaired loans[7]	5,889	438	845	272	10,585	2,673	20,702
– as a percentage of TGLAC	1.1%	0.4%	0.9%	1.1%	3.7%	4.7%	1.9%		%

Total impairment allowances	3,739	373	694	271	13,187	2,316	20,580
– as a percentage of TGLAC	0.7%	0.4%	0.8%	1.1%	4.6%	4.1%	1.9%		%

At 31 December 2008
Personal	141,532	46,087	29,887	7,524	195,534	19,663	440,227	46.0

Residential mortgages[5]	87,267	33,014	18,244	1,941	98,383	4,488	243,337	25.4
Other personal	54,265	13,073	11,643	5,583	97,151	15,175	196,890	20.6

Corporate and commercial	219,640	52,186	47,394	18,732	47,291	22,231	407,474	42.5

Commercial, industrial and international trade	121,047	20,186	29,294	10,853	15,178	13,282	209,840	21.9
Commercial real estate	32,704	14,233	6,713	1,431	13,504	2,384	70,969	7.4
Other property-related	7,666	10,296	3,541	1,587	7,234	415	30,739	3.2
Government	1,864	951	579	1,181	352	1,617	6,544	0.7
Other commercial[4]	56,359	6,520	7,267	3,680	11,023	4,533	89,382	9.3

Financial	62,620	2,680	4,193	1,453	27,746	2,393	101,085	10.6

Non-bank financial institutions	61,823	2,402	3,940	1,447	27,560	2,364	99,536	10.4
Settlement accounts	797	278	253	6	186	29	1,549	0.2

Asset-backed securities reclassified	6,258	—	—	—	1,733	—	7,991	0.9

Total gross loans and advances to customers (‘TGLAC’)[6]	430,050	100,953	81,474	27,709	272,304	44,287	956,777	100.0

Percentage of TGLAC by geographical region	44.9%	10.6%	8.5%	2.9%	28.5%	4.6%	100.0%		%

Impaired loans	6,774	852	835	279	14,285	2,327	25,352
– as a percentage of TGLAC	1.6%	0.8%	1.0%	1.0%	5.2%	5.3%	2.6%		%

Total impairment allowances	3,859	733	813	414	16,090	2,000	23,909
– as a percentage of TGLAC	0.9%	0.7%	1.0%	1.5%	5.9%	4.5%	2.5%		%
For footnotes, see page 168.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Loans and advances to banks by geographical region

							Gross
			Rest of				loans and	Impair-
		Hong	Asia-	Middle	North	Latin	advances	ment
	Europe	Kong	Pacific[8]	East[8]	America	America	to banks	allowances
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009	72,563	41,197	34,278	6,562	10,048	17,696	182,344	(78)
At 30 June 2008	94,802	73,461	40,695	11,044	19,794	17,192	256,988	(7)
At 31 December 2008	62,012	29,646	28,665	7,476	11,458	14,572	153,829	(63)
For footnote, see page 168.
Gross loans and advances to customers by country within Rest of Asia-Pacific, Middle East and Latin America

				Commercial,
	Residential	Other	Property-	international
	mortgages	personal	related	trade and other	Total
	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Rest of Asia-Pacific[8]
Australia	4,618	883	1,719	3,433	10,653
India	977	1,168	478	2,902	5,525
Indonesia	47	557	98	1,934	2,636
Japan	80	146	762	1,501	2,489
Mainland China	1,313	22	2,594	6,931	10,860
Malaysia	2,752	1,588	940	3,736	9,016
Singapore	4,587	2,975	2,341	3,087	12,990
South Korea	1,928	497	30	2,004	4,459
Taiwan	2,111	577	3	1,524	4,215
Other	1,070	1,929	971	8,243	12,213

	19,483	10,342	9,936	35,295	75,056

Middle East[8] (excluding Saudi Arabia)
Egypt	2	292	136	2,105	2,535
United Arab Emirates	1,720	3,321	1,755	9,464	16,260
Other Middle East	228	1,388	987	4,348	6,951

	1,950	5,001	2,878	15,917	25,746

Latin America
Argentina	34	608	50	1,628	2,320
Brazil	541	9,721	961	10,206	21,429
Mexico	2,251	3,265	1,030	6,132	12,678
Panama	1,156	1,000	553	3,292	6,001
Other	863	1,086	453	2,357	4,759

	4,845	15,680	3,047	23,615	47,187

At 30 June 2008
Rest of Asia-Pacific[8]
Australia	4,872	1,101	2,294	4,432	12,699
India	1,338	1,765	433	4,184	7,720
Indonesia	29	569	18	1,372	1,988
Japan	33	181	665	3,835	4,714
Mainland China	1,243	6	2,883	8,571	12,703
Malaysia	2,740	1,574	918	4,173	9,405
Singapore	3,971	3,789	2,607	3,386	13,753
South Korea	2,342	883	74	3,304	6,603
Taiwan	2,599	979	87	1,777	5,442
Other	1,128	2,585	1,276	9,431	14,420

	20,295	13,432	11,255	44,465	89,447

				Commercial,
	Residential	Other	Property-	international
	mortgages	personal	related	trade and other	Total
	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Middle East[8] (excluding Saudi Arabia)
Egypt	—	243	156	1,902	2,301
United Arab Emirates	1,298	3,550	2,278	9,405	16,531
Other Middle East	193	1,460	712	4,078	6,443

	1,491	5,253	3,146	15,385	25,275

Latin America
Argentina	47	792	84	1,878	2,801
Brazil	437	12,295	781	11,362	24,875
Mexico	2,736	5,027	982	10,671	19,416
Panama	1,099	1,039	577	1,665	4,380
Other	749	1,158	487	2,702	5,096

	5,068	20,311	2,911	28,278	56,568

At 31 December 2008
Rest of Asia-Pacific[8]
Australia	3,598	783	1,621	3,350	9,352
India	1,112	1,482	493	3,332	6,419
Indonesia	27	527	26	1,410	1,990
Japan	57	160	808	4,818	5,843
Mainland China	1,303	12	2,784	7,423	11,522
Malaysia	2,699	1,624	941	4,263	9,527
Singapore	4,209	3,301	2,448	3,521	13,479
South Korea	2,153	682	34	2,497	5,366
Taiwan	2,217	705	14	1,497	4,433
Other	869	2,367	1,085	9,222	13,543

	18,244	11,643	10,254	41,333	81,474

Middle East[8] (excluding Saudi Arabia)
Egypt	—	275	125	2,106	2,506
United Arab Emirates	1,693	3,748	2,118	10,214	17,773
Other Middle East	248	1,560	775	4,847	7,430

	1,941	5,583	3,018	17,167	27,709

Latin America
Argentina	41	707	60	1,648	2,456
Brazil	376	8,585	694	9,578	19,233
Mexico	2,150	3,665	1,024	6,094	12,933
Panama	1,105	1,076	569	1,877	4,627
Other	816	1,142	452	2,628	5,038

	4,488	15,175	2,799	21,825	44,287

For footnote, see page 168.

Areas of special interest – credit risk
Wholesale lending
Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions and corporate entities. The Group’s wholesale portfolios are well diversified across geographical and industry sectors, with exposure subject to portfolio controls. Overall credit quality showed some signs of deterioration during the first half of 2009, as portfolios were affected by the global economic downturn.
     The widespread intervention by many governments to stabilise, and in some cases to re-capitalise, banks and other financial intermediaries had a positive effect in minimising the risk and perception of a systemic threat to financial markets. Nonetheless, credit risk levels remained high, with customers and counterparties facing the challenges of a significant reduction in available credit and liquidity and much reduced demand for their products and services. These effects were first seen in the wholesale portfolios in North America and Europe. In the first half of 2009, similar trends became evident within the portfolios in Latin America, the Middle East and Asia-Pacific, but to a lesser degree.
     HSBC has sought to identify problem areas early, if possible before they arise, and thereby minimise the likelihood of adverse situations

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

developing and their effect. During the first half of 2009, the Group has taken steps to improve the structure of exposures, including tenor and collateral, in response to the heightened risks. HSBC also, where possible, played a positive role in maintaining credit supply.
Insurance sector
The insurance sector continued to experience a number of challenges due to lower global asset valuations, heightened price volatility, low interest rates and strains on capital, liquidity and reserves. In the first half of 2009, HSBC continued to reduce exposure to levels consistent with the Group’s overall risk appetite for this sector, concentrating that exposure on the most substantial companies.
Commercial real estate
Commercial real estate lending at 30 June 2009 represented 7 per cent of total loans and advances to customers. The sector experienced deterioration in credit quality, particularly in the UK and North America, due to a decline in valuations, increased rent shortfalls due to vacant properties or non-payment, a decline in demand for new housing, a prospective decline in rental cash flows and significantly reduced refinancing options. Impairment occurred in a limited number of cases. HSBC’s exposure to the decline in credit quality was mitigated by long-standing policies on asset origination which focus on relationships with long-term customers and limited initial leverage, as well as guidelines and controls preventing higher risk concentrations. While individual regions differ in their approach, typically, origination loan to value ratios would be less than 65 per cent across the group.
Automotive sector

HSBC did not have significant direct exposure to the major US automotive manufacturers which entered Chapter 11 bankruptcy.
The automotive industry globally has seen a significant deterioration in credit quality over a prolonged period. Reduced sales volumes across most markets in the current economic downturn have increased the incidence of financial stress on for original equipment manufacturers, suppliers and dealers. HSBC has adopted a cautious approach towards this industry for a number of years, prioritising commitments to stronger global manufacturers and actively limiting exposures towards those firms most likely to be affected by an industry downturn. As a consequence of this, at 30 June 2009, HSBC did not have any significant direct exposure to the major US automotive manufacturers, which entered Chapter 11 bankruptcy restructuring in the first half of the year. HSBC had some exposure to North American automotive dealers and suppliers but this was minimal in the context of the Group. Exposure to the industry is controlled by a portfolio cap that is reviewed regularly at the Risk Management Meeting.
Sovereign counterparties
The overall quality of the Group’s sovereign portfolio remained strong during the period with the large majority of both in-country and cross-border limits extended to countries with strong internal credit risk ratings. There was no significant downward shift in the quality composition of the portfolio, though, in certain regions, notably Eastern Europe, credit spreads and external ratings were subject to downgrade and volatility. The Group regularly updates its assessment of higher risk countries and adjusts its risk appetite to reflect such changes.
Leveraged financing
A feature of the expansion of liquidity and credit in recent years was the increased volume of leveraged financing undertaken by market participants, often using structures that transferred more risk to senior lenders.
     The Group has operated a controlled approach towards leveraged finance origination with caps imposed on underwriting and final hold levels operating across the cycle. As a result, in the first half of 2009, while credit quality deteriorated, exposure to leveraged financing remained restricted and the effect of lower credit quality on impairment provisioning at a Group level was minor.
Personal lending
Rising unemployment has been the major factor in the deterioration in credit quality of personal lending portfolios in 2009. Further weakening in consumer confidence and capacity to service financial commitments may result in deteriorating payment patterns and increased delinquencies, default rates, loan impairment allowances and write-offs. HSBC monitors the effect of these factors on its personal lending portfolios and keeps under review a range of measures designed to limit the Group’s exposure to loss and mitigate the effect on customers.
     The commentary that follows is on a constant currency basis.
     At 30 June 2009, total personal lending was US$438 billion, a decline of 5 per cent from the balance at 31 December 2008. Within personal lending, total loan impairment charges of US$10.7 billion were concentrated in North America (US$7.8 billion), Latin America (US$1.1 billion) and the UK (US$0.8 billion).
     Total US personal lending at 30 June 2009 declined by 12 per cent to US$150 billion from the end of 2008, as a result of HSBC’s strategy to run off most of its existing consumer finance portfolios and improve credit quality on remaining originations.
     Other personal lending in the US fell by 13 per cent to US$78 billion, reflecting the decision to cease originations in the unsecured Consumer Lending portfolio. Card balances declined by 12 per cent to US$41 billion as HSBC tightened underwriting criteria, closed inactive accounts, decreased credit lines, tightened cash access, curtailed marketing expenditure and ceased originations for those segments most severely affected by the deterioration in the economy. Together, these steps lowered originations in line with HSBC’s reduced appetite for risk in this segment. Card balances in part declined as a result of the decision to cease some private label partner relationships.
     Vehicle Finance loans in the US fell by US$3.1 billion, including US$0.8 billion classified as held for sale, to US$8 billion at 30 June 2009, reflecting the decision in the second half of 2008 to cease originations and run off the existing portfolio in HSBC Finance.
     In the UK, gross loans and advances to personal customers rose by 4 per cent to US$127 billion, due to growth in residential mortgage lending at HSBC Bank and First Direct as HSBC expanded its presence in the marketplace. UK mortgage lending is discussed in greater detail below. Other personal lending declined by 6 per cent to US$31 billion, driven by further tightening of underwriting criteria, which arose from a continued focus on more capital-efficient lending. Credit quality in the unsecured portfolios of M&S Money and HFC UK showed deterioration in the first half of 2009 due to the weakening economy and higher levels of unemployment. In the Partnership cards and HSBC Bank unsecured portfolios credit quality remained stable despite the deterioration in economic factors.

Total personal lending declined by 5 per cent in the first half of 2009.
     In Latin America, gross loans and advances to personal customers declined by 5 per cent to US$21 billion. Residential mortgage lending rose by 4 per cent from the end of 2008, while other personal lending declined by 8 per cent. In Brazil, other personal lending balances at 30 June 2009 were US$10 billion, a decline of 6 per cent from 31 December 2008 driven by a tightening of credit criteria on originations. In Mexico, other personal lending balances at 30 June 2009 were US$3 billion, 15 per cent lower than at 31 December 2008 as management restricted originations in the credit cards portfolio and the current delinquent portfolio was reduced.
     For an analysis of loan impairment allowances and impaired loans, see page 159.

Total personal lending

				Rest of
		Rest of		North	Other
	UK	Europe	US9	America	regions[10]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Residential mortgages	95,569	8,960	72,559	18,344	60,086	255,518

Other personal lending	31,138	21,716	77,664	7,897	43,915	182,330

– motor vehicle finance	—	65	7,804	112	6,334	14,315
– credit cards	12,349	1,785	41,116	1,375	13,136	69,761
– second lien mortgages	1,199	2	13,602	775	470	16,048
– other	17,590	19,864	15,142	5,635	23,975	82,206

Total personal lending	126,707	30,676	150,223	26,241	104,001	437,848

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Total personal lending (continued)

				Rest of
		Rest of		North	Other
	UK	Europe	US9	America	regions[10]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Residential mortgages	91,522	10,098	90,096	20,277	58,628	270,621

Other personal lending	40,898	29,193	94,115	9,939	53,299	227,444

– motor vehicle finance	59	131	12,777	2,324	8,609	23,900
– credit cards	15,137	1,802	46,718	1,682	14,923	80,262
– second lien mortgages	1,754	—	16,136	1,266	519	19,675
– other	23,948	27,260	18,484	4,667	29,248	103,607

Total personal lending	132,420	39,291	184,211	30,216	111,927	498,065

At 31 December 2008
Residential mortgages	78,346	8,921	80,946	17,437	57,687	243,337

Other personal lending	29,274	24,991	89,562	7,589	45,474	196,890

– motor vehicle finance	—	99	10,864	137	6,201	17,301
– credit cards	11,215	1,695	46,972	1,469	13,426	74,777
– second lien mortgages	1,160	2	14,614	803	503	17,082
– other	16,899	23,195	17,112	5,180	25,344	87,730

Total personal lending	107,620	33,912	170,508	25,026	103,161	440,227

For footnotes, see page 168.

US mortgage lending
US mortgage lending, comprising residential mortgage and second lien lending, made up 20 per cent of the Group’s gross loans and advances to personal customers at 30 June 2009.
     Balances declined by 10 per cent from 31 December 2008, as the decision in the first quarter of 2009 to cease new originations and run off the portfolio in Consumer Lending was implemented together with the continuing run-off of the Mortgage Services portfolio and portfolio sales of prime mortgage loans by HSBC Bank USA. These reductions were partly offset by a continued slowdown in loan prepayments as there were fewer refinancing opportunities for customers, and the moratorium on foreclosure enacted by several US states.

US mortgage lending fell by 10 per cent in the first half of 2009 as the business was run off and restructured.
     In aggregate, HSBC Finance’s mortgage balances declined to US$69 billion at 30 June 2009 (31 December 2008: US$74 billion) as set out in the table on page 151. Within this, the portfolio of real estate secured business originated through the Consumer Lending branch network was US$44 billion at 30 June 2009, of which approximately 95 per cent were fixed rate loans and 88 per cent were first lien. At 30 June 2009, the Mortgage Services business had approximately US$25 billion in balances outstanding.
Approximately 60 per cent were fixed rate loans and 85 per cent were first lien.
     Mortgage lending in HSBC Bank USA declined from US$21.6 billion at 31 December 2008 to US$17.3 billion at 30 June 2009, following a series of management actions to further reduce risk in the portfolio, including selling US$4.0 billion in loans during the first half of 2009 and continuing to sell the majority of newly originated residential mortgages to government-sponsored mortgage agencies and private investors. At 30 June 2009, approximately 33 per cent of the HSBC Bank USA mortgage portfolio were fixed rate loans and 75 per cent were first lien.
     Further discussion of credit trends in the US mortgage lending portfolio and management actions taken to mitigate risk is provided in ‘US personal lending — credit quality’ on page 151.
UK mortgage lending
     Total mortgage lending in the UK rose from US$79.5 billion at 31 December 2008 to US$96.8 billion at 30 June 2009 following HSBC’s announcement in December 2008 that it would make available up to £15 billion (US$25 billion) of new residential mortgages during 2009. In addition, in order to support renewed activity in the first time buyer segment of the market, HSBC launched in April 2009 a market leading product for loans not exceeding a 90 per cent loan to value ratio. HSBC expanded its share of the market while staying within its targeted customer segments.
     The credit quality of the UK mortgage portfolio remained resilient despite further deterioration in the housing and employment markets and a rise in loan impairment charges from a low base as HSBC’s exposure to this market remained well secured. At HSBC Bank, 30 days or more delinquency rates rose from 1.8 per cent at 31 December 2008 to 1.9 per cent at 30 June 2009. HSBC Bank intentionally reduced its market share in 2006 and 2007 as house prices continued to rise. The average loan to value ratio for new business in the first half of 2009 amounted to 49.9 per cent, a decrease of 8.8 percentage points from 31 December 2008.
     The maintenance of good credit quality in difficult market conditions is further attributable to the business model pursued by HSBC in the UK. HSBC Bank originates almost all new business through its own salesforce and does not permit customer self-certification of income, lending predominantly to existing customers holding a current or savings account relationship with the bank, and minimises lending to purchase property for rental for which the bank applies higher collateral requirements.
     Interest-only mortgage balances rose from US$33.8 billion at 31 December 2008 to US$42.8 billion at 30 June 2009, driven by an increase in balances at First Direct. The majority of these mortgages are offset mortgages linked to a current account. Within this portfolio, 30 days or more delinquency rates increased, but because of the current account linkage, delinquency remained at very low levels.

HSBC made up to US$25 billion available for new residential mortgages in the UK as its market share grew.
     Second lien balances, which were all held by HFC UK, declined moderately on a constant currency basis to US$1.2 billion at 30 June 2009. Two months or more delinquency rates rose from 6.2 per cent at 31 December 2008 to 7.0 per cent at 30 June 2009. In the period, HFC UK announced that it would cease to originate loans in the UK.
     The following table shows the levels of mortgage lending products in the various portfolios across the HSBC Group.

Mortgage lending products

				Rest
		Rest of		of North	Other
	UK	Europe	US9	America	regions[10]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Residential mortgages	95,569	8,960	72,559	18,344	60,086	255,518
Second lien mortgages	1,199	2	13,602	775	470	16,048

Total mortgage lending	96,768	8,962	86,161	19,119	60,556	271,566

Second lien as a percentage of total mortgage lending	1.2%	—	15.8%	4.1%	0.8%	5.9%

Interest-only (including endowment) mortgages	42,778	31	—	1,190	1,091	45,090
Affordability mortgages, including ARMs	4,199	1,331	23,651	214	5,262	34,657
Other	161	—	—	—	138	299

Total interest-only and affordability mortgages	47,138	1,362	23,651	1,404	6,491	80,046

– as a percentage of total mortgage lending	48.7%	15.2%	27.4%	7.3%	10.7%	29.5%

Negative equity mortgages[11]	359	—	6,780	190	627	7,956
Other loan to value ratios greater than 90 per cent[12]	6,264	44	32,124	1,781	1,585	41,798

	6,623	44	38,904	1,971	2,212	49,754

– as a percentage of total mortgage lending	6.8%	0.5%	45.2%	10.3%	3.7%	18.3%

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Mortgage lending products (continued)

				Rest
		Rest of		of North	Other
	UK	Europe	US9	America	regions[10]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Residential mortgages	91,522	10,098	90,096	20,277	58,628	270,621
Second lien mortgages	1,754	—	16,136	1,266	519	19,675

Total mortgage lending	93,276	10,098	106,232	21,543	59,147	290,296

Second lien as a percentage of total mortgage lending	1.9%	—	15.2%	5.9%	0.9%	6.8%

Interest-only (including endowment) mortgages	37,270	532	—	1,408	1,115	40,325
Affordability mortgages, including ARMs	8,304	820	31,995	—	4,961	46,080
Other	392	—	—	—	287	679

Total interest-only and affordability mortgages	45,966	1,352	31,995	1,408	6,363	87,084

– as a percentage of total mortgage lending	49.3%	13.4%	30.1%	6.5%	10.8%	30.0%

Negative equity mortgages[11]	913	—	9,673	46	127	10,759
Other loan to value ratios greater than 90 per cent[12]	10,242	151	39,098	1,726	666	51,883

	11,155	151	48,771	1,772	793	62,642

– as a percentage of total mortgage lending	12.0%	1.5%	45.9%	8.2%	1.3%	21.6%

At 31 December 2008
Residential mortgages	78,346	8,921	80,946	17,437	57,687	243,337
Second lien mortgages	1,160	2	14,614	803	503	17,082

Total mortgage lending	79,506	8,923	95,560	18,240	58,190	260,419

Second lien as a percentage of total mortgage lending	1.5%	—	15.3%	4.4%	0.9%	6.6%

Interest-only (including endowment) mortgages	33,782	553	—	1,427	993	36,755
Affordability mortgages, including ARMs	4,740	824	28,571	311	4,166	38,612
Other	153	—	—	—	82	235

Total interest-only and affordability mortgages	38,675	1,377	28,571	1,738	5,241	75,602

– as a percentage of total mortgage lending	48.6%	15.4%	29.9%	9.5%	9.0%	29.0%

Negative equity mortgages[11]	367	—	7,655	86	1,635	9,743
Other loan to value ratios greater than 90 per cent[12]	6,178	107	35,296	1,737	2,122	45,440

	6,545	107	42,951	1,823	3,757	55,183

– as a percentage of total mortgage lending	8.2%	1.2%	44.9%	10.0%	6.5%	21.2%
For footnotes, see page 168.

     HSBC Finance held approximately US$69 billion of residential mortgage and second lien loans and advances to personal customers secured on real estate at 30 June 2009, 16 per cent of the Group’s gross loans and advances to personal customers. For a breakdown of these balances by portfolio, see below.

HSBC Finance mortgage lending13

	At 30 June 2009			At 30 June 2008			At 31 December 2008
	US		Other	US		Other	US		Other
	Mortgage	Consumer	mortgage	Mortgage	Consumer	mortgage	Mortgage	Consumer	mortgage
	Services	Lending	lending	Services	Lending	lending	Services	Lending	lending
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Fixed rate	15,060	41,561	107	18,180	46,320	1,963	16,288	43,873	91

Other	9,959	2,169	7	13,265	2,714	130	11,339	2,324	35

Adjustable-rate	8,603	2,169	7	10,638	2,714	128	9,530	2,324	33
Interest only	1,356	—	—	2,627	—	2	1,809	—	2

	25,019	43,730	114	31,445	49,034	2,093	27,627	46,197	126

First lien	21,256	38,325	84	26,049	42,582	1,048	23,188	40,334	93
Second lien	3,763	5,405	30	5,396	6,452	1,045	4,439	5,863	33

	25,019	43,730	114	31,445	49,034	2,093	27,627	46,197	126

Stated income[14]	4,875	—	—	6,814	—	—	5,667	—	—

For footnotes, see page 168.

US personal lending — credit quality
Credit quality deterioration continued across the US personal lending portfolios during the first half of 2009 as accounts continued to season and run off. As the economy weakened further, levels of unemployment and personal bankruptcy filings rose and house price depreciation continued, restricting the ability of many customers to refinance and access any equity retained in their homes.
Residential mortgages
HSBC continued to manage down residential mortgage exposure in the US in line with its exit strategy for non-prime real estate secured exposure in the US, as house prices depreciated in the first half of 2009.
     The two months and over contractual delinquency in the real estate secured portfolios of HSBC Finance and HSBC Bank USA increased both in dollar and percentage terms, excluding Mortgage Services, as credit quality continued to deteriorate and as fewer properties moved through to repossession. Delays in processing repossessions were caused by backlogs in legal proceedings as a result of government restrictions in some states which lengthened the repossession process. Delinquency rates in HSBC Finance remained high due to portfolio seasoning and the reduction in balances as the portfolio run-off continued.
     The Consumer Lending business continued to experience rising delinquency levels, driven by deterioration in portions of the first lien portfolio (particularly the 2006 and 2007 vintages), due to the economic factors described above, the higher early stage delinquencies and the delays in repossessions.
Two months or more delinquencies rose from 12.1 per cent of loans and advances at 31 December 2008 to 14.9 per cent at 30 June 2009, as the decision in the first quarter of 2009 to cease originations and run off the existing balances in this portfolio took effect. Delinquent balances increased to US$6.5 billion from US$5.6 billion. To date, delinquency levels in the Consumer Lending portfolio, which may have been affected by branch closures, continue to perform within expectations.

HSBC continued to reduce exposure to residential mortgages in the US, particularly in non-prime real estate secured lending.
     In Mortgage Services, delinquency rates stopped rising as the portfolio became more fully seasoned, remaining unchanged at 17.0 per cent. In line with the continued run off of the portfolio, in dollar terms, two months or more delinquency in Mortgage Services declined from US$4.7 billion at 31 December 2008 to US$4.3 billion at 30 June 2009.
     At HSBC Bank USA, delinquencies rose throughout the first half of 2009 with credit quality deterioration seen in the first lien prime residential mortgage, Home Equity Line of Credit and Home Equity Loan portfolios. Deterioration was particularly acute in business previously sourced through brokers. HSBC Bank USA sold US$4.0 billion of mortgage portfolios to third parties during the first half of 2009 and continued to sell the majority of mortgage loan originations to government-sponsored enterprises and private investors. These loans were of a higher credit quality than the average within the existing portfolio which contributed to the deterioration in credit delinquency statistics described above. The decline in balances

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

also contributed to an increase in delinquency rates. Two months or more delinquencies on HSBC Bank USA mortgage portfolios rose from 3.7 per cent at 31 December 2008 to 5.7 per cent at 30 June 2009 and from US$0.9 billion to US$1.1 billion, respectively.
     Losses on foreclosed properties rose from 31 December 2008 as home values continued to decline (see page 155). The number of properties repossessed declined for two reasons; volumes of foreclosure cases continued to be constrained by regulatory and government action, and HSBC approached customers to provide financial assistance in restructuring their debts to avoid foreclosure. HSBC has taken various measures to assist customers facing difficulties with their payments, restructuring and modifying loans where it appeared likely that the loan could be serviced on revised terms. For further details, see ‘HSBC Finance loan modifications and re-ageing’ on page 154.
     Second lien loans have a risk profile characterised by higher loan to value ratios because, in many cases, the second lien loan was taken out to complete the refinancing or purchase of a property. For HSBC Finance Mortgage Services second lien mortgages, the proportion of customers two months or more behind on contractual payments declined from 17.7 per cent at 31 December 2008 to 16.4 per cent at 30 June 2009 as credit quality began to stabilise. In Consumer Lending, two months or more delinquency rates rose to 16.1 per cent from 14.5 per cent over the same period, primarily due to a decline in balances. In HSBC Bank USA, delinquency rates on second liens rose from 3.8 per cent to 4.8 per cent over the same period. Loss on default of second lien loans typically approaches 100 per cent of the amount owed, particularly during periods of house price depreciation when the value of the collateral in the property, which is applied initially to the first lien loan, is eroded leaving no surplus available to support the repayment of second liens.
     HSBC Finance’s exposure to stated-income mortgages, which represented a small part of the real-estate secured loan book, also continued to decline. These mortgages are of higher than average risk as they were underwritten on the basis of borrowers’ representations of annual income and were not verified by receipt of supporting documentation. These loan balances declined from US$5.7 billion at 31 December 2008 to US$4.9 billion at 30 June 2009. Two months or more delinquency rates on stated-income loans declined from 27.7 per cent at the end of 2008 to 26.2 per cent at 30 June 2009. Amounts of two months or more delinquency on stated-income loans declined from US$1.6 billion at 31 December 2008 to US$1.3 billion at 30 June 2009.
     Affordability mortgages include all products where the customer’s monthly payments are set at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over. Affordability mortgage balances in HSBC Finance declined from US$14 billion at 31 December 2008 to US$12 billion at 30 June 2009 as no originations were made and the existing portfolio continued to run off. These mortgages continued to experience heightened levels of delinquency. The aggregate balances of loans which reached their first interest rate reset continued to decline in the first half of 2009.

HSBC Finance: geographical concentration of US lending13,15

	Mortgage lending as a		Other personal lending as a
	percentage of:		percentage of:
		total		total other	Percentage
	total	mortgage	total	personal	of total
	lending	lending	lending	lending	lending
	%	%	%	%	%
California	6	11	6	12	11
Florida	4	7	3	6	7
New York	3	6	3	7	6
Texas	2	3	4	8	6
Pennsylvania	3	6	2	5	5
Ohio	3	5	2	5	5
For footnotes, see page 168.

Credit cards
In the US credit card portfolio, two months or more delinquencies rose from 6.6 per cent at 31 December 2008 to 7.3 per cent at 30 June 2009, mainly because of reduced loan balances. The same factor produced a decline in delinquent balances from US$2.0 billion to US$1.9 billion over the same period. Two months or more delinquencies in private label cards declined from 4.3 per cent at 31 December 2008 to 4.1 per cent at 30 June

2009 and delinquent balances declined from US$0.7 billion to US$0.6 billion over the same period. Delinquency balances were lower because of an extended seasonal benefit of increased cash available to customers as a result of various government economic stimulus programmes and lower energy costs, actions taken by HSBC in 2008 and 2009 to reflect lower risk appetite and slow growth in originations, lower consumer spending and higher levels of personal bankruptcy filings which accelerated the write-off of some accounts. The credit performance of the card portfolio was affected by the steady decline in employment and housing markets, particularly in those states which had previously experienced the greatest house price appreciation.
     The credit quality of the non-prime portfolio deteriorated, but at a lower rate than prime cards. A substantial majority of non-prime customers are in rental property and have demonstrated a better payment history than customers who are homeowners. In addition, the rise in unemployment has resulted in less credit deterioration in the non-prime portfolios compared with prime portfolios.
Motor vehicle finance
Two months or more delinquencies in vehicle finance declined from 5.0 per cent at 31 December 2008 to 4.0 per cent at 30 June 2009, driven by portfolio seasoning, and the cash flow to consumers from government stimulus programmes.
Other personal lending
HSBC Finance’s unsecured lending portfolio, in run-off since the first quarter of 2009, experienced broadly stable delinquency rates as an improvement in collection activity in the first half of 2009 was offset by the continued economic deterioration, which particularly affected the 2006 and 2007 vintages.
US personal lending — loan delinquency
The table below sets out the trends in two months and over contractual delinquencies.

Two months and over contractual delinquency16

	Quarter ended
	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep
	2009	2009	2008	2008	2008	2008	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
In Personal Financial Services in the US
Residential mortgages	10,070	9,892	9,236	7,061	5,984	5,757	5,167	4,077
Second lien mortgage lending	1,676	1,772	1,790	1,616	1,585	1,638	1,602	1,249
Vehicle finance	310	269	541	512	445	370	488	451
Credit card	1,864	1,992	2,029	1,871	1,700	1,782	1,830	1,581
Private label	636	659	701	624	590	591	598	536
Personal non-credit card	2,709	2,855	2,998	2,745	2,606	2,650	2,634	2,238

Total	17,265	17,439	17,295	14,429	12,910	12,788	12,319	10,132

	%	%	%	%	%	%	%	%
Residential mortgages	13.89	12.82	11.42	8.23	6.65	5.96	5.23	4.04
Second lien mortgage lending	12.35	12.59	12.26	10.59	9.83	9.76	9.10	6.86
Vehicle finance	3.97	2.79	4.98	4.27	3.48	2.83	3.68	3.40
Credit card	7.25	7.14	6.64	6.07	5.57	5.81	5.68	5.09
Private label	4.08	4.28	4.26	3.97	3.65	3.66	3.43	3.28
Personal non-credit card	18.02	18.30	17.70	15.31	14.00	13.71	13.16	10.88

Total	11.49	10.92	10.16	8.13	7.01	6.64	6.18	5.05

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Two months and over contractual delinquency16 (continued)

	Quarter ended
	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep
	2009	2009	2008	2008	2008	2008	2007	2007
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
In Mortgage Services and Consumer Lending
Mortgage Services	4,257	4,535	4,699	4,227	4,260	4,484	4,298	3,395

– first lien	3,642	3,824	3,912	3,420	3,363	3,456	3,248	2,554
– second lien	615	711	787	807	897	1,028	1,050	841

Consumer Lending	6,514	6,203	5,577	3,866	2,777	2,484	2,100	1,605

– first lien	5,640	5,322	4,724	3,176	2,194	1,954	1,622	1,259
– second lien	874	881	853	690	583	530	478	346

	%	%	%	%	%	%	%	%

Mortgage Services:
– first lien	17.13	17.24	16.87	14.16	12.91	12.41	11.02	8.13
– second lien	16.35	17.44	17.72	16.62	16.63	16.99	15.57	11.28
– total	17.01	17.27	17.01	14.57	13.55	13.22	11.87	8.73

Consumer Lending:
– first lien	14.72	13.52	11.71	7.72	5.15	4.52	3.74	2.92
– second lien	16.17	15.43	14.54	11.27	9.04	7.96	6.97	5.03
– total	14.90	13.76	12.07	8.18	5.66	4.98	4.18	3.21
For footnote, see page 168.

Renegotiated loans
Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such activities include extended payment arrangements, lower interest rates, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Restructuring is most commonly applied to consumer finance portfolios.
     Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment will probably continue. These policies are required to be kept under continual review and their application varies according to the nature of the market, the product, and the availability of empirical data. Criteria vary between products, but typically include receipt of two or more qualifying payments within a certain period, a minimum lapse of time from origination before restructuring may occur, and restrictions on the number and/or frequency of successive restructurings. When empirical evidence indicates an increased propensity to default on accounts which have been restructured, the use of roll rate methodology ensures that this factor is taken into account when calculating impairment allowances.
     Renegotiated loans that would otherwise be past due or impaired totalled US$40.3 billion at 30 June 2009 (31 December 2008: US$34.9 billion). The largest concentration was in the US and amounted to US$34.7 billion (31 December 2008: US$31.0 billion) or 86 per cent (31 December 2008: 89 per cent) of the Group’s total renegotiated loans. The increase was due to a significant deterioration in credit quality in the US, where most restructurings related to loans secured on real estate.
HSBC Finance loan modifications and re-ageing
HSBC Finance continued to refine its customer account management policies and practices, including account modification and re-age programmes. Through the Foreclosure Avoidance and Account Modification programmes, HSBC Finance modified over 69,000 loans in Consumer Lending and Mortgage Services during the six months ended 30 June 2009, with an aggregate balance of US$9.8 billion, including some which may also have been re-aged.
     At 30 June 2009 the total balance outstanding on HSBC Finance real estate secured accounts which have been re-aged or modified was US$31.2 billion, compared with US$26.2 billion at the end of 2008. At 30 June 2009, 26 per cent of these balances were two or more months delinquent, broadly consistent with the end of 2008.
     HSBC Finance also supports a variety of national and local efforts in home ownership preservation and foreclosure avoidance.

HSBC Finance foreclosed properties in the US

	Half year	Quarter ended
	to 30 June	30 June	31 March	31 December	30 September
	2009	2009	2009	2008	2008
Number of foreclosed properties at end of period	7,286	7,286	8,866	9,589	11,182
Number of properties added to foreclosed inventory in the half year/quarter	7,803	3,550	4,253	3,398	5,562
Average loss on sale of foreclosed properties[17]	15%	13%	17%	13%	10%
Average total loss on foreclosed properties[18]	52%	52%	52%	47%	42%
Average time to sell foreclosed properties (days)	197	194	201	180	174
For footnotes, see page 168.

Credit quality of financial instruments
The four credit quality classifications set out below and defined on page 217 of the Annual Report and Accounts 2008 describe the credit quality of HSBC’s lending, debt securities portfolios and derivatives. These classifications each encompass a range of more granular, internal credit rating grades assigned to wholesale and retail lending business, as well as the external ratings attributed by external agencies to debt securities.
     There is no direct correlation between the internal and external ratings at granular level, except to the extent each falls within a single quality classification.

Credit quality of HSBC’s lending, debt securities and other bills

	Wholesale		Debt
	lending and	Retail	securities
	derivatives	lending[19]	/other
Quality classification
Strong	CRR1 to CRR2	EL1 to EL2	A- and above
Medium	CRR3 to CRR5	EL3 to EL5	B+ to BBB+,
and unrated
Sub-standard	CRR6 to CRR8	EL6 to EL8	B and below
Impaired	CRR9 to CRR10	EL9 to EL10	Impaired
For footnote, see page 168.

     Additional credit quality information in respect of HSBC’s consolidated holdings of ABSs and assets held in consolidated SIVs and conduits is provided on pages 104 to 110 and 125 to 126, respectively.
     For the purpose of the following disclosure retail loans which are past due up to 89 days and are not otherwise classified as EL9 or EL10, are separately classified as past due but not impaired.
     The following tables set out the Group’s distribution of financial instruments by measures of credit quality:

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Distribution of financial instruments by credit quality

	Neither past due nor impaired			Past due		Impair-
			Sub-	but not		ment
	Strong	Medium[24]	standard	impaired	Impaired	allowances[20]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Cash and balances at central banks	53,720	2,385	263	—	—		56,368
Items in the course of collection from other banks	14,629	1,984	—	—	—		16,613
Hong Kong Government certificates of indebtedness	16,156	—	—	—	—		16,156

Trading assets[21]	292,227	93,055	3,592				388,874

– treasury and other eligible bills	22,673	153	164				22,990
– debt securities	169,211	20,354	1,305				190,870
– loans and advances to banks	55,632	17,273	731				73,636
– loans and advances to customers	44,711	55,275	1,392				101,378

Financial assets designated at fair value[21]	9,030	12,233	38				21,301

– treasury and other eligible bills	195	300	—				495
– debt securities	7,854	11,933	38				19,825
– loans and advances to banks	204	—	—				204
– loans and advances to customers	777	—	—				777

Derivatives[21]	239,506	67,794	3,496				310,796

Loans and advances held at amortised cost	603,762	404,686	48,522	45,692	32,066	(27,779)	1,106,949

– loans and advances to banks	143,077	37,604	1,389	34	240	(78)	182,266
– loans and advances to customers[22]	460,685	367,082	47,133	45,658	31,826	(27,701)	924,683

Financial investments	304,666	36,466	2,861	23	628		344,644

– treasury and other similar bills	50,617	2,103	1,542	—	—		54,262
– debt securities	254,049	34,363	1,319	23	628		290,382

Other assets	12,782	20,368	921	397	723		35,191

– endorsements and acceptances	1,241	7,826	396	6	12		9,481
– accrued income and other	11,541	12,542	525	391	711		25,710

At 30 June 2008
Cash and balances at central banks	11,266	2,136	71	—	—		13,473
Items in the course of collection from other banks	13,851	2,810	58	—	—		16,719
Hong Kong Government certificates of indebtedness	14,378	—	—	—	—		14,378

Trading assets[21]	297,058	113,721	20,150				430,929

– treasury and other eligible bills	5,771	405	1,241				7,417
– debt securities	158,827	24,053	8,602				191,482
– loans and advances to banks	95,359	—	—				95,359
– loans and advances to customers	37,101	89,263	10,307				136,671

Financial assets designated at fair value[21]	5,307	18,668	43				24,018

– treasury and other eligible bills	194	46	—				240
– debt securities	4,706	18,607	43				23,356
– loans and advances to banks	407	14	—				421
– loans and advances to customers	—	1	—				1

Derivatives[21]	200,040	57,246	3,378				260,664

Loans and advances held at amortised cost	703,377	516,441	36,259	49,973	20,718	(20,587)	1,306,181

– loans and advances to banks	213,386	42,475	999	112	16	(7)	256,981
– loans and advances to customers[22,23]	489,991	473,966	35,260	49,861	20,702	(20,580)	1,049,200

Financial investments	231,624	31,289	2,167	—	189		265,269

– treasury and other similar bills	25,277	2,577	74	—	—		27,928
– debt securities	206,347	28,712	2,093	—	189		237,341

Other assets	14,888	27,406	1,724	67	400		44,485

– endorsements and acceptances	2,621	10,147	502	5	14		13,289
– accrued income and other	12,267	17,259	1,222	62	386		31,196

	Neither past due nor impaired			Past due		Impair-
			Sub-	but not		ment
	Strong	Medium[24]	standard	impaired	Impaired	allowances[20]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Cash and balances at central banks	50,070	2,037	289	—	—		52,396
Items in the course of collection from other banks	4,541	1,396	—	66	—		6,003
Hong Kong Government certificates of indebtedness	15,358	—	—	—	—		15,358

Trading assets[21]	303,307	98,977	3,167				405,451

– treasury and other eligible bills	32,314	92	52				32,458
– debt securities	175,681	22,841	1,097				199,619
– loans and advances to banks	60,400	12,514	141				73,055
– loans and advances to customers	34,912	63,530	1,877				100,319

Financial assets designated at fair value[21]	5,288	11,434	818				17,540

– treasury and other eligible bills	204	31	—				235
– debt securities	4,129	11,402	818				16,349
– loans and advances to banks	230	—	—				230
– loans and advances to customers	725	1	—				726

Derivatives[21]	383,393	106,348	5,135				494,876

Loans and advances held at amortised cost	565,542	427,788	43,432	48,422	25,422	(23,972)	1,086,634

– loans and advances to banks	118,684	33,766	1,268	41	70	(63)	153,766
– loans and advances to customers[22]	446,858	394,022	42,164	48,381	25,352	(23,909)	932,868

Financial investments	257,435	32,889	1,382	32	1,246		292,984

– treasury and other similar bills	37,932	2,927	168	—	—		41,027
– debt securities	219,503	29,962	1,214	32	1,246		251,957

Other assets	11,959	26,517	1,747	219	417		40,859

– endorsements and acceptances	1,851	7,793	805	30	3		10,482
– accrued income and other	10,108	18,724	942	189	414		30,377

For footnotes, see page 168.

Past due but not impaired gross financial instruments
Examples of exposures past due but not impaired include overdue loans fully secured by cash collateral; mortgages that are individually assessed for impairment and that are in arrears more than 90 days, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

Past due but not impaired loans and advances to customers and banks by geographical region

							Gross
							loans and
			Rest of				advances
		Hong	Asia-	Middle	North	Latin	past due not
	Europe	Kong	Pacific[8]	East[8]	America[25]	America	impaired
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009	3,772	1,416	2,374	2,585	31,515	4,030	45,692
At 30 June 2008	3,167	2,151	3,599	2,322	35,827	2,907	49,973
At 31 December 2008	3,800	1,805	1,863	2,457	35,247	3,250	48,422
For footnotes, see page 168.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Past due but not impaired loans and advances to customers and banks by industry sector

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Banks	34	112	41

Customers	45,658	49,861	48,381

Personal[25]	36,955	38,912	39,592
Corporate and commercial	8,546	10,713	8,603
Financial	157	236	186

	45,692	49,973	48,422

For footnote, see page 168.
Ageing analysis of days past due but not impaired gross financial instruments

	Up to 29	30-59	60-89	90-180	Over 180
	days	days	days	days	days	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Loans and advances held at amortised cost	29,432	10,035	5,478	528	219	45,692

– loans and advances to banks	33	1	—	—	—	34
– loans and advances to customers	29,399	10,034	5,478	528	219	45,658

Financial investments — debt securities	23	—	—	—	—	23

Other assets	325	47	12	4	9	397

– endorsements and acceptances	2	1	3	—	—	6
– other	323	46	9	4	9	391

	29,780	10,082	5,490	532	228	46,112

At 30 June 2008
Loans and advances held at amortised cost	35,646	9,496	3,934	734	163	49,973

– loans and advances to banks	112	—	—	—	—	112
– loans and advances to customers[25]	35,534	9,496	3,934	734	163	49,861

Other assets	26	32	6	2	1	67

– endorsements and acceptances	4	1	—	—	—	5
– other	22	31	6	2	1	62

	35,672	9,528	3,940	736	164	50,040

At 31 December 2008
Items in the course of collection from other banks	66	—	—	—	—	66

Loans and advances held at amortised cost	31,034	10,814	5,493	621	460	48,422

– loans and advances to banks	41	—	—	—	—	41
– loans and advances to customers	30,993	10,814	5,493	621	460	48,381

Financial investments — debt securities	32	—	—	—	—	32

Other assets	45	22	118	7	27	219

– endorsements and acceptances	21	6	1	2	—	30
– other	24	16	117	5	27	189

	31,177	10,836	5,611	628	487	48,739

For footnote, see page 168.

Impaired loans and advances
Impaired loans and advances to customers and banks by industry sector

	Impaired loans and advances			Impaired loans and advances			Impaired loans and advances
	at 30 June 2009			at 30 June 2008			at 31 December 2008
	Individ-	Collect-		Individ-	Collect-		Individ-	Collect-
	ually	ively		ually	ively		ually	ively
	assessed	assessed	Total	assessed	assessed	Total	assessed[35]	assessed[35]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Banks	240	—	240	16	—	16	70	—	70

Customers	13,449	18,377	31,826	6,061	14,641	20,702	7,922	17,430	25,352

Personal[25]	1,957	17,966	19,923	1,417	14,360	15,777	1,538	17,071	18,609
Corporate and commercial	10,820	410	11,230	4,483	280	4,763	6,086	357	6,443
Financial	672	1	673	161	1	162	298	2	300

	13,689	18,377	32,066	6,077	14,641	20,718	7,992	17,430	25,422

For footnotes, see page 168.

Impairment allowances and charges on loans and advances to customers and banks
The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

Impairment allowances on loans and advances to customers by geographical region

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific[8]	East[8]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Gross loans and advances
Individually assessed impaired loans[26]	8,563	960	1,079	615	1,364	868	13,449

Collectively assessed[27]	454,104	97,373	73,977	25,131	242,031	46,319	938,935

Impaired loans[26]	2,029	34	252	286	13,639	2,137	18,377
Non-impaired loans[28]	452,075	97,339	73,725	24,845	228,392	44,182	920,558

Gross loans and advances	462,667	98,333	75,056	25,746	243,395	47,187	952,384

Impairment allowances
Individually assessed	3,268	503	458	265	445	375	5,314
Collectively assessed	2,309	344	536	384	16,692	2,122	22,387

Total impairment allowances	5,577	847	994	649	17,137	2,497	27,701

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	38.2	52.4	42.4	43.1	32.6	43.2	39.5
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.4	0.7	1.5	6.9	4.6	2.4
Total allowances as a percentage of total gross loans and advances	1.2	0.9	1.3	2.5	7.0	5.3	2.9

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Impairment allowances on loans and advances to customers by geographical region (continued)

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific[8]	East[8]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Gross loans and advances Individually assessed impaired loans[26]	4,113	380	487	149	486	446	6,061

Collectively assessed[27]	508,586	99,734	88,960	25,126	285,191	56,122	1,063,719

Impaired loans[26]	1,776	58	358	123	10,099	2,227	14,641
Non-impaired loans[28,29]	506,810	99,676	88,602	25,003	275,092	53,895	1,049,078

Gross loans and advances	512,699	100,114	89,447	25,275	285,677	56,568	1,069,780

Impairment allowances
Individually assessed	1,567	133	207	133	160	204	2,404
Collectively assessed	2,172	240	487	138	13,027	2,112	18,176

Total impairment allowances	3,739	373	694	271	13,187	2,316	20,580

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	38.1	35.0	42.5	89.3	32.9	45.7	39.7
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.4	0.2	0.5	0.5	4.6	3.8	1.7
Total allowances as a percentage of total gross loans and advances	0.7	0.4	0.8	1.1	4.6	4.1	1.9

At 31 December 2008
Gross loans and advances Individually assessed impaired loans[26,35]	4,817	813	705	160	832	595	7,922

Collectively assessed[27]	425,233	100,140	80,769	27,549	271,472	43,692	948,855

Impaired loans[26,35]	1,957	39	130	119	13,453	1,732	17,430
Non-impaired loans[28]	423,276	100,101	80,639	27,430	258,019	41,960	931,425

Gross loans and advances	430,050	100,953	81,474	27,709	272,304	44,287	956,777

Impairment allowances
Individually assessed	2,005	411	316	132	192	228	3,284
Collectively assessed	1,854	322	497	282	15,898	1,772	20,625

Total impairment allowances	3,859	733	813	414	16,090	2,000	23,909

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	41.6	50.6	44.8	82.5	23.1	38.3	41.5
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.4	0.3	0.6	1.0	5.9	4.1	2.2
Total allowances as a percentage of total gross loans and advances	0.9	0.7	1.0	1.5	5.9	4.5	2.5
For footnotes, see page 168.

     Impairment allowances on loans and advances to customers and banks by industry sector

	At 30 June 2009			At 30 June 2008			At 31 December 2008
	Individ-	Collect-		Individ-	Collect-		Individ-	Collect-
	ually	ively		ually	ively		ually	ively
	assessed	assessed	Total	assessed	assessed	Total	assessed	assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Banks[30]	78	—	78	7	—	7	63	—	63

Customers	5,314	22,387	27,701	2,404	18,176	20,580	3,284	20,625	23,909

Personal	384	20,034	20,418	336	16,489	16,825	312	18,657	18,969
Corporate and commercial	4,624	2,138	6,762	2,029	1,619	3,648	2,845	1,795	4,640
Financial	306	215	521	39	68	107	127	173	300

	5,392	22,387	27,779	2,411	18,176	20,587	3,347	20,625	23,972

For footnote, see page 168.
Movement in impairment allowances on loans and advances

	Banks	Customers
	individually	Individually	Collectively
	assessed	assessed	assessed	Total
	US$m	US$m	US$m	US$m
At 1 January 2009	63	3,284	20,625	23,972
Amounts written off	—	(505)	(9,978)	(10,483)
Recoveries of loans and advances written off in previous years	—	34	343	377
Charge to income statement	13	2,237	11,083	13,333
Exchange and other movements	2	264	314	580

At 30 June 2009	78	5,314	22,387	27,779

At 1 January 2008	7	2,699	16,506	19,212
Amounts written off	—	(370)	(8,436)	(8,806)
Recoveries of loans and advances written off in previous years	—	58	421	479
Charge to income statement	—	332	9,625	9,957
Exchange and other movements	—	(315)	60	(255)

At 30 June 2008	7	2,404	18,176	20,587

At 1 July 2008	7	2,404	18,176	20,587
Amounts written off	—	(454)	(8,695)	(9,149)
Recoveries of loans and advances written off in previous years	—	55	300	355
Charge to income statement	54	1,678	12,442	14,174
Exchange and other movements	2	(399)	(1,598)	(1,995)

At 31 December 2008	63	3,284	20,625	23,972

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Net loan impairment charge to the income statement by geographical region

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific[8]	East[8]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2009
Individually assessed impairment allowances
New allowances	1,492	151	199	154	463	134	2,593
Release of allowances no longer required	(166)	(17)	(37)	(10)	(65)	(14)	(309)
Recoveries of amounts previously written off	(22)	(4)	(4)	(1)	—	(3)	(34)

	1,304	130	158	143	398	117	2,250

Collectively assessed impairment allowances
New allowances net of allowance releases	1,219	153	415	261	7,991	1,387	11,426
Recoveries of amounts previously written off	(107)	(12)	(50)	(11)	(43)	(120)	(343)

	1,112	141	365	250	7,948	1,267	11,083

Total charge for impairment losses	2,416	271	523	393	8,346	1,384	13,333

Banks	7	—	—	6	—	—	13
Customers	2,409	271	523	387	8,346	1,384	13,320

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.91	0.39	0.96	2.45	6.64	4.30	2.37

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Impaired loans	10,740	994	1,331	921	15,075	3,005	32,066
Impairment allowances	5,655	847	994	649	17,137	2,497	27,779

Half-year to 30 June 2008
Individually assessed impairment allowances
New allowances	476	30	52	10	160	22	750
Release of allowances no longer required	(253)	(14)	(23)	(25)	(31)	(14)	(360)
Recoveries of amounts previously written off	(16)	(6)	(12)	(3)	(17)	(4)	(58)

	207	10	17	(18)	112	4	332

Collectively assessed impairment allowances
New allowances net of allowance releases	1,195	81	350	73	7,017	1,330	10,046
Recoveries of amounts previously written off	(154)	(14)	(43)	(14)	(32)	(164)	(421)

	1,041	67	307	59	6,985	1,166	9,625

Total charge for impairment losses	1,248	77	324	41	7,097	1,170	9,957

Banks	—	—	—	—	—	—	—
Customers	1,248	77	324	41	7,097	1,170	9,957

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.41	0.09	0.50	0.23	4.67	3.19	1.51

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Impaired loans[23]	5,905	438	845	272	10,585	2,673	20,718
Impairment allowances	3,746	373	694	271	13,187	2,316	20,587

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific[8]	East[8]	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 31 December 2008
Individually assessed impairment allowances
New allowances	1,091	335	171	20	237	138	1,992
Release of allowances no longer required	(87)	(11)	(30)	(11)	(49)	(17)	(205)
Recoveries of amounts previously written off	(22)	(4)	(5)	—	(23)	(1)	(55)

	982	320	136	9	165	120	1,732

Collectively assessed impairment allowances
New allowances net of allowance releases	1,283	174	402	237	9,355	1,291	12,742
Recoveries of amounts previously written off	(102)	(15)	(47)	(13)	(28)	(95)	(300)

	1,181	159	355	224	9,327	1,196	12,442

Total charge for impairment losses	2,163	479	491	233	9,492	1,316	14,174

Banks	54	—	—	—	—	—	54
Customers	2,109	479	491	233	9,492	1,316	14,120

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.87	0.73	0.89	1.32	6.65	4.45	2.54

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Impaired loans	6,844	852	835	279	14,285	2,327	25,422
Impairment allowances	3,922	733	813	414	16,090	2,000	23,972
For footnotes, see page 168.
Impairment allowances as a percentage of loans and advances31

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	%	%	%
Banks
Individually assessed impairment allowances[32]	0.06	—	0.06

Customers[33]	3.13	2.04	2.63

Individually assessed impairment allowances[33]	0.60	0.24	0.36
Collectively assessed impairment allowances[33]	2.53	1.80	2.27

For footnotes, see page 168.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific[8]	East[8]	America	America	Total
	%	%	%	%	%	%	%
Half-year to 30 June 2009
New allowances net of allowance releases	1.39	0.59	1.57	3.05	6.52	6.77	3.17
Recoveries	(0.07)	(0.03)	(0.15)	(0.09)	(0.03)	(0.55)	(0.09)

Total charge for impairment losses	1.32	0.56	1.42	2.96	6.49	6.22	3.08

Amount written off net of recoveries	0.60	0.28	0.94	1.19	5.63	5.05	2.34

Half-year to 30 June 2008
New allowances net of allowance releases	0.66	0.20	0.88	0.48	4.89	5.07	2.14
Recoveries	(0.08)	(0.04)	(0.12)	(0.14)	(0.04)	(0.64)	(0.10)

Total charge for impairment losses	0.58	0.16	0.76	0.34	4.85	4.43	2.04

Amount written off net of recoveries	0.52	0.16	0.60	0.40	3.98	3.74	1.71

Half-year to 31 December 2008
New allowances net of allowance releases	1.03	1.03	1.21	1.81	6.52	5.43	2.94
Recoveries	(0.06)	(0.04)	(0.12)	(0.08)	(0.04)	(0.38)	(0.08)

Total charge for impairment losses	0.97	0.99	1.09	1.73	6.48	5.05	2.86

Amount written off net of recoveries	0.50	0.22	0.68	0.64	4.30	3.64	1.79
For footnote, see page 168.

Impaired loans and net loan impairment allowances
Reported loan impairment charges rose to US$13.3 billion in the first half of 2009, an increase of 34 per cent compared with the first half of 2008 and a decrease of 6 per cent on the second half of 2008. On an underlying basis, loan impairment charges rose by 42 per cent from the first half of 2008, and declined by 3 per cent from the second half of 2008. The following commentary on net loan impairment allowances is on a constant currency basis, while the commentary on impaired loans is on a reported basis.
     New allowances for loan impairment charges increased by 39 per cent in the first half of 2009 compared with the first half of 2008, to US$14.0 billion. Releases and recoveries of allowances were 3 per cent lower than the first half of 2008 at US$0.7 billion. Total impaired loans to customers amounted to US$32 billion at 30 June 2009, an increase of 26 per cent since the end of 2008. Impaired loans were 3 per cent of gross customer loans and advances at both 30 June 2009 and 31 December 2008.
     In Europe, new loan impairment allowances were US$2.7 billion, a rise of 62 per cent compared with the first half of 2008, driven by an increase from individually assessed credit relationships. Impaired loans at US$10.7 billion were 57 per cent higher than at the end of 2008. Higher loan impairment allowances in the UK reflected some large individually assessed impairments against a number of corporate and commercial exposures as well as the effect of some credit quality deterioration across the personal portfolios. In the residential mortgage portfolios, credit quality was only modestly weaker due to higher unemployment and continued house price depreciation; however, HSBC’s exposure to this market remained well secured with estimated average loan-to-value ratios of below 60 per cent for the HSBC Bank mortgage portfolio. Credit quality in the unsecured portfolios deteriorated slightly with delinquency rising as some consumers found it more difficult to repay loans in the light of rising unemployment. Loan impairment allowances in the corporate and commercial portfolios rose as continued weakness in the property market led to higher impairment charges against firms in real-estate related sectors. In Turkey, new loan impairment allowances rose in personal portfolios due to recent growth and rising delinquencies in credit cards, in the deteriorating economic environment.
     Releases and recoveries in Europe were US$0.3 billion, a decrease of 14 per cent from the first half of 2008, primarily due to the non-recurrence of a portfolio sale.
     In Hong Kong, new loan impairment allowances increased to US$0.3 billion from a low base, driven largely by deterioration in credit quality in the commercial portfolios as contraction in global trade severely affected some exporters. Impaired loans rose to US$1.0 billion for the same reasons. Loan impairment allowances in the personal portfolio increased, though still at low levels, reflecting the effect of rising unemployment and bankruptcy on the unsecured lending portfolio. Residential mortgage lending in Hong Kong continued to be well-secured.

Impaired loans in North America rose by 6 per cent to US$15 billion in the first half of 2009.
     In the Rest of Asia-Pacific region, new loan impairment allowances rose by 78 per cent to US$0.6 billion, primarily from deterioration in credit quality in credit cards and personal loans within the personal lending portfolio in India, and on a number of commercial exposures. Impaired loans in the region rose by 59 per cent from 31 December 2008 to US$1.3 billion, driven by downgrades in a broad range of commercial exposures particularly in India.
     Releases and recoveries in the Rest of Asia-Pacific region rose by 34 per cent compared with the first half of 2008 to US$91 million.
     In the Middle East, new loan impairment allowances rose markedly from the first half of 2008, largely due a small number of large corporate and commercial counterparties affected by the slowdown in economic activity and lower equity market values. This was in addition to rising impairments from higher delinquency rates in credit cards and personal loans as credit quality in the region deteriorated and construction and infrastructure development contracted sharply reducing employment. Impaired loans rose by US$0.6 billion from the end of 2008 to US$0.9 billion for the same reasons.
     New loan impairment allowances in North America rose by 18 per cent to US$8.5 billion, driven by continuing weakness across the personal portfolios and, to a lesser extent, in the corporate and commercial portfolios. Impaired loans rose by 6 per cent from 31 December 2008 to US$15 billion. The weakness in US credit quality was due to the steady increase in unemployment, portfolio seasoning, rising levels of personal bankruptcy filings and continued house price depreciation, discussed in more detail on page 151. Partly offsetting these factors was a marked reduction in overall lending as HSBC implemented decisions to cease originations and run-off the existing balances in Mortgage Services, Consumer Lending and vehicle finance within HSBC Finance. Balances in the cards portfolio were also curtailed by a series of decisions to limit originations and, in certain segments, cease writing new business. In addition, HSBC Bank USA sold US$4.0 billion of mortgage portfolios to third parties during the first half of 2009 and continued to sell mortgage loan originations to government-sponsored enterprises and private investors.
     Higher loan impairment allowances in the North America corporate and commercial portfolios reflected weakness in the commercial real estate sector and middle market sectors of the US. The US middle market portfolio experienced a decline in credit quality on a broad basis, with particular weakness seen in the clothing, automotive and construction sectors. HSBC experienced higher loan impairment charges in the manufacturing, commercial real estate and export sectors in Canada due to high input costs and the consequences of continued weakness in the US economy.
     Releases and recoveries in North America rose by 36 per cent to US$0.1 billion due to an increase in payments against impaired Commercial Banking exposures.
     In Latin America, new loan impairment allowances increased by 44 per cent to US$1.5 billion. Impaired loans rose by 29 per cent from the end of 2008 to US$3.0 billion. The most significant increase in impairment allowances was in the personal portfolios in Brazil, where delinquencies rose across a range of products as the economic environment deteriorated. In the commercial portfolio, higher loan impairment allowances were driven by exposures to firms in the small and mid-market sectors due to the slowdown in economic activity. In Mexico, new loan impairment allowances rose due to higher delinquency rates across the personal portfolios, most notably in the credit cards business due to portfolio growth in previous years and the effect of the economic downturn, which was further exacerbated by the consequences of the H1N1 flu virus.
     Releases and recoveries in Latin America declined by 4 per cent to US$0.1 billion, with the non-recurrence of a significant recovery in the first half of 2008 following the disposal of an unsecured consumer finance portfolio.
     For analysis of loan impairment charges and other credit risk provisions by customer group, see page 21.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Risk elements in the loan portfolio
The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications:
•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.
Impaired loans
In accordance with IFRSs, HSBC recognises interest income on assets after they have been written down as a result of an impairment loss. In the following tables, HSBC presents information on its impaired loans and advances in accordance with the disclosure convention described on page 217 of the Annual Report and Accounts 2008.
Unimpaired loans past due 90 days or more
Unimpaired loans contractually past due 90 days or more decreased by 6 per cent. Included in this reduction is a change in policy for an individually assessed mortgage portfolio within Europe now reported as impaired at 90 days past due, previously reported as impaired at 180 days past due. The amount as at 30 June 2008 has been restated due to the reclassification of an element of the North America credit card portfolio as impaired. There was no effect on impairment allowances.
Troubled debt restructurings
The SEC requires separate disclosure of any loans not included in the previous two categories whose terms have been modified to grant concessions other than are warranted by market conditions because of problems with the borrower. These are classified as ‘troubled debt restructurings’ (‘TDR’s). The definition of TDRs differs from the ‘Renegotiated loans that would otherwise be past due or impaired’ quantified on page 154 insofar as for TDRs, the delinquency status of the loan following restructuring may continue to be past due not impaired or, where appropriate, impaired. In addition, the classification of a loan as a TDR may be discontinued after the first year if the debt performs in accordance with the new terms.
     TDRs increased by 9 per cent in the first half of 2009, reflecting the movement in loan balances where long-term modifications were offered to customers experiencing payment difficulties, particularly in the real estate secured portfolios in the US.
Potential problem loans
Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘Areas of special interest — credit risk’ on page 145. ‘Areas of special interest’ include further disclosure about certain homogeneous groups of loans which are collectively assessed for impairment and which represent the Group’s most significant exposure to potential problem loans, including adjustable-rate mortgages (‘ARM’s) and stated-income products. Collectively assessed loans and advances, as set out on page 159, although not classified as impaired until more than 90 days, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 196 of the Annual Report and Accounts 2008.

Analysis of risk elements in the loan portfolio by geographical region

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Impaired loans
Europe	10,740	5,905	6,844
Hong Kong	994	438	852
Rest of Asia-Pacific[8]	1,331	845	835
Middle East[8]	921	272	279
North America[34]	15,075	10,585	14,285
Latin America	3,005	2,673	2,327

	32,066	20,718	25,422

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	135	345	635
Hong Kong	20	38	43
Rest of Asia-Pacific[8]	118	145	84
Middle East[8]	215	95	190
North America[34]	226	49	108
Latin America	33	225	21

	747	897	1,081

Troubled debt restructurings (not included in the classifications above)
Europe	449	602	366
Hong Kong	228	125	165
Rest of Asia-Pacific[8]	127	16	90
Middle East[8]	51	19	29
North America	6,227	4,456	5,618
Latin America	943	1,212	1,067

	8,025	6,430	7,335

Trading loans classified as in default
North America	788	897	561

Risk elements on loans
Europe	11,324	6,852	7,845
Hong Kong	1,242	601	1,060
Rest of Asia-Pacific[8]	1,576	1,006	1,009
Middle East[8]	1,187	386	498
North America	22,316	15,987	20,572
Latin America	3,981	4,110	3,415

	41,626	28,942	34,399

Assets held for resale
Europe	76	82	81
Hong Kong	24	23	26
Rest of Asia-Pacific[8]	18	16	11
Middle East[8]	2	2	2
North America	1,088	1,262	1,758
Latin America	123	120	113

	1,331	1,505	1,991

Total risk elements
Europe	11,400	6,934	7,926
Hong Kong	1,266	624	1,086
Rest of Asia-Pacific[8]	1,594	1,022	1,020
Middle East[8]	1,189	388	500
North America	23,404	17,249	22,330
Latin America	4,104	4,230	3,528

	42,957	30,447	36,390

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans, excluding those trading loans classified as in default	68.7	73.4	70.8
For footnotes, see page 168.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Footnotes to Credit Risk

1	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$36,199 million (30 June 2008: US$318,071 million; 31 December 2008: US$35,849 million), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.

2	Including Hong Kong Government Home Ownership Scheme loans of US$3,686 million at 30 June 2009.

3	Other personal loans and advances include second lien mortgages and other personal property-related lending.

4	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

5	Residential mortgages in Hong Kong include Hong Kong Government Home Ownership Scheme loans of US$3,686 million (30 June 2008: US$3,959 million; 31 December 2008: US$3,882 million).

6	Includes credit card lending of US$70,044 million (30 June 2008: US$80,262 million; 31 December 2008: US$75,266 million).

7	The 30 June 2008 impaired loans for North America have been restated as a result of the reclassification of an element of a credit card portfolio as impaired. There has been no effect on impairment allowances.

8	The Middle East is disclosed as a separate geographical region with effect from 1 January 2009. Previously, it formed part of Rest of Asia-Pacific. Comparative data have been adjusted accordingly.

9	Includes residential mortgages of HSBC Bank USA and HSBC Finance.

10	Comprising Hong Kong, Rest of Asia-Pacific, Middle East and Latin America.

11	Negative equity arises when the value of the loan exceeds the value of available equity, generally based on values at origination date.

12	Loan to value ratios are generally based on values at origination date.

13	HSBC Finance mortgage lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.

14	Stated income lending forms a subset of total Mortgage Services lending across all categories.

15	By states which individually account for 5 per cent or more of HSBC Finance’s US customer loan portfolio.

16	Percentages are expressed as a function of the relevant gross loans and receivables balance.

17	The average loss on sale of foreclosed properties is calculated as cash proceeds after deducting selling costs, minus the unpaid loan principal balance and any other ancillary amounts owed, such as property tax advances, divided by the unpaid loan principal balance plus any other ancillary amounts owed.

18	The average total loss on foreclosed properties sold during each quarter includes both the loss on sale and the cumulative write-downs recognised on the loans up to and upon classification as ‘Real estate owned’. This average total loss on foreclosed properties is expressed as a percentage of the unpaid loan principal balance plus any other ancillary amounts owed, such as property tax advances.

19	HSBC observes the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 157, ‘Past due but not impaired gross financial instruments’).

20	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.

21	Impairment is not measured for assets held in trading portfolios, designated at fair value or derivatives as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, all such balances are reported under ‘Neither past due nor impaired’.

22	Includes asset-backed securities that have been externally rated as strong (US$7,827 million), medium (nil) and sub-standard (nil) (30 June 2008: nil, nil and nil; 31 December 2008: US$7,991 million, nil and nil, respectively).

23	The 30 June 2008 comparatives for loans and advances are restated as a result of a reclassification from ‘Past due but not impaired’ to ‘Impaired’ of an element of a credit card portfolio. There has been no effect on impairment allowances.

24	Includes US$25,228 million (30 June 2008: US$28,334 million; 31 December 2008: US$23,393 million) of treasury and eligible bills and debt securities that have been classified as BBB- to BBB+ using the ratings of Standard & Poor’s as detailed on page 155.

25	The 30 June 2008 comparative figure is restated as a result of a reclassification of an element of a credit card portfolio as impaired.

26	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10 and all retail loans 90 days or more past due.

27	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.

28	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due.

29	The 30 June 2008 collectively assessed impaired loans and advances for North America have been increased from US$8,426 million to US$10,099 million as the result of the reclassification of an element of a credit card portfolio as impaired. There was no effect on impairment allowances.

30	The impairment allowances on loans and advances to banks relate to the geographical regions, Europe US$72 million and Middle East US$6 million (30 June 2008: Europe US$7 million; 31 December 2008: Europe US$63 million).

31	Net of repo transactions, settlement accounts and stock borrowings.

32	As a percentage of loans and advances to banks.

33	As a percentage of loans and advances to customers.

34	Restated for 30 June 2008 as a result of a reclassification from ‘Unimpaired loans contractually past due 90 days or more as to principal or interest’ to ‘Impaired’, in respect of an element of a credit card portfolio.

35	The balances reported at 31 December 2008 for individually and collectively assessed impaired loans and advances to customers have been restated by US$1.0 billion as a result of a reclassification, for disclosure purposes, of an element of a mortgage portfolio. There has been no change to total impaired loans or total impairment allowances.

Liquidity and funding

HSBC expects its operating entities to manage liquidity and funding risk on a stand alone basis employing a centrally imposed framework and limit structure which is adapted to changes in business mix and underlying markets. The Group emphasises the importance of customer deposits as a source of stable funding, using funding from professional markets only in selected circumstances and for non-banking subsidiaries like HSBC Finance.
HSBC adapts its liquidity and funding risk management framework in response to changes in the mix of business that it undertakes and the nature of the markets in which it operates. There have been no material changes to HSBC’s objectives, policies or procedures for the management of liquidity and funding risks described in the Annual Report and Accounts 2008, the key features of which are repeated below. HSBC continuously monitors the effect of market events on the Group’s liquidity positions and changes behavioural assumptions where justified; its liquidity and funding risk framework will continue to evolve accordingly.
     The management of liquidity and funding is primarily undertaken locally in HSBC’s operating entities in compliance with practices and limits set by the Risk Management Meeting (‘RMM’). These limits vary according to the depth and liquidity of the markets in which the entities operate. HSBC’s general policy is that each banking entity should be self-sufficient when funding its own operations.
     Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding, and the Group places considerable importance on maintaining their stability. For deposits, stability depends upon preserving depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent pricing.
     HSBC also accesses professional markets in order to obtain funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the inter-bank market, placing significantly more funds with other banks than they themselves borrow.
     The main operating subsidiary that does not accept deposits is HSBC Finance, which principally funds itself by taking term funding in the professional markets and by securitising assets. At 30 June 2009, US$88 billion (30 June 2008: US$132 billion; 31 December 2008: US$111 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies.
The management of liquidity risk
The Group uses a number of principal measures to manage liquidity risk, as described below.
Advances to deposits ratio
HSBC emphasises the importance of core current accounts and savings accounts as a source of funds to finance lending to customers, and discourages reliance on short-term professional funding. This is achieved by placing limits on banking entities which restrict their ability to increase loans and advances to customers without corresponding growth in current accounts, savings accounts or term deposits. This measure is referred to as the ‘advances to deposits’ ratio.
     Advances to deposits ratio limits are set by the RMM and monitored by Group Finance. The ratio describes loans and advances to customers as a percentage of the total of core current and savings accounts and term funding with a remaining term to maturity in excess of one year. Excluded from the ratio are loans and advances to customers that are part of reverse repurchase arrangements under which HSBC receives securities that are deemed to be liquid, and current accounts and savings accounts deemed to be ‘non-core’ taking into consideration the anticipated behavioural characteristics of the customer’s total deposit balances.
     The three principal banking entities listed in the table overleaf represented 70 per cent of HSBC’s total core deposits at 30 June 2009 (30 June 2008: 70 per cent; 31 December 2008: 70 per cent). The table shows that loans and advances to customers in these entities are in the main financed by reliable and stable sources of funding. HSBC would meet any unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or collateralised lending markets. The distinction between core and non-core deposits generally means that the Group’s measure of advances to deposits is more restrictive than that which can be inferred from the published financial statements (by way of comparison to the table overleaf, the Group’s consolidated advances to deposits measure at 30 June 2009 based only on published balance sheet information was 79.5 per cent (30 June 2008: 90.3 per cent; 31 December 2008: 83.6 per cent)).

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Ratio of net liquid assets to customer liabilities
Net liquid assets are liquid assets less all funds maturing in the next 30 days from wholesale market sources and from customers who are deemed to be professional. For this purpose, HSBC defines liquid assets as cash balances, short-term interbank deposits and highly-rated debt securities available for immediate sale and for which a deep and liquid market exists. Contingent liquidity risk associated with committed loan facilities is not reflected in the ratios. For a discussion on contingent liquidity risk see page 171.
     Limits for the ratio of net liquid assets to customer liabilities are set for each operating entity, except for HSBC Finance. As HSBC Finance does not accept customer deposits, it is not appropriate to manage its liquidity using standard liquidity ratios. The liquidity and funding risk management framework of HSBC Finance is discussed below.

HSBC’s principal banking entities — the management of liquidity risk

				Ratio of net liquid assets
	Advances to deposits ratio			to customer liabilities			Net liquid assets
	during half-year to:			during half year to:			during half-year to:
	30	30	31	30	30	31	30	30	31
	June	June	December	June	June	December	June	June	December
	2009	2008	2008	2009	2008	2008	2009	2008	2008
	%	%	%	%	%	%	US$bn	US$bn	US$bn
HSBC Bank (UK operations)
Period-end	104.3	100.9	106.0	10.1	9.8	7.1	32.0	37.3	21.3
Maximum	107.7	101.0	106.7	11.8	14.1	10.2	37.4	52.5	37.3
Minimum	104.3	97.5	100.9	6.5	9.8	6.9	19.5	37.0	21.3
Average	106.4	99.4	103.5	8.9	11.5	8.5	27.4	42.2	29.6

The Hongkong and Shanghai Banking Corporation
Period-end	70.3	82.9	77.4	31.4	19.9	25.0	86.9	51.1	64.6
Maximum	77.4	82.9	82.9	35.0	22.7	25.0	97.8	57.7	64.6
Minimum	69.3	76.7	77.4	25.0	19.9	19.9	64.6	51.1	51.1
Average	73.1	80.5	81.0	29.7	21.5	22.0	80.5	54.9	57.4

HSBC Bank USA
Period-end	106.4	110.3	103.7	26.1	17.0	31.5	22.3	17.1	27.4
Maximum	110.3	115.9	117.3	31.5	20.4	31.5	27.4	21.7	27.4
Minimum	103.7	110.3	103.7	21.5	15.8	17.0	18.6	17.1	17.1
Average	106.9	113.1	110.3	25.3	18.6	25.7	22.3	19.6	22.9

Total of Group’s other principal banking entities[1]
Period-end	82.2	91.1	85.2	27.0	19.4	26.5	84.1	68.3	83.5
Maximum	85.2	92.3	91.1	27.0	22.1	26.5	84.1	74.4	83.5
Minimum	81.7	86.4	82.7	24.7	19.4	19.4	73.2	66.1	68.3
Average	83.0	89.4	86.7	26.1	21.1	23.5	79.9	70.2	76.8

1	This comprises the Group’s other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which HSBC may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.

Projected cash flow scenario analysis
The Group uses a number of standard projected cash flow scenarios designed to model both Group-specific and market-wide liquidity crises in which, among other things, the rate and timing of deposit withdrawals and drawdowns on committed lending facilities are varied, and access to interbank funding and term debt markets and the ability to generate funds from asset portfolios are restricted. The scenarios are modelled by all Group banking entities and by HSBC Finance. The appropriateness of the assumptions underpinning the scenarios is regularly reviewed. In addition to the Group’s standard projected cash flow scenarios, individual entities are required to design their own scenarios reflecting specific local market conditions, products and funding bases.
     Limits for cumulative net cash flows under stress scenarios are set for each banking entity and for HSBC Finance, and reflect the local market place, the diversity of funding sources available and the concentration risk from large depositors. Compliance with entity level limits is monitored centrally by Group Finance and reported regularly to the RMM.
HSBC Finance
As HSBC Finance does not accept customer deposits, it accesses the professional markets and fellow Group subsidiaries for funding. HSBC Finance uses a range of measures to monitor funding risk, including projected cash flow scenario analysis and caps placed on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing CP programmes.
HSBC Finance — funding

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$bn	US$bn	US$bn
Maximum amounts of unsecured term funding maturing in any rolling:
3 month period	5.2	6.2	6.0
12 month period	13.5	17.7	17.4
Unused committed sources of secured funding[1]	—	2.9	2.4
Committed backstop lines from non-Group entities in support of CP programmes	5.3	6.3	7.3

1	For which eligible assets were held.
     The reduction in unused committed sources of secured funding reflects the transfer of credit card portfolios, and therefore also the associated conduit credit facilities, from HSBC Finance to HSBC Bank USA, and also the expiration and reduction of other conduit credit facilities. The transfer of the credit card portfolios was conducted primarily to fund prime customer loans through core deposits more efficiently.
     During the current period HSBC Finance successfully renewed US$1.8 billion of committed backstop lines.
Contingent liquidity risk
In the normal course of business, Group entities provide customers with committed facilities, including committed backstop lines to conduit vehicles sponsored by the Group and standby facilities to corporate customers. These facilities increase the funding requirements of the Group when customers raise drawdown levels above their normal utilisation rates. The liquidity risk consequences of increased levels of drawdown are analysed in the form of projected cash flows under different stress scenarios. The RMM also sets limits for non-cancellable contingent funding commitments by Group entity after due consideration of each entity’s ability to fund them. The limits are split according to the borrower, the liquidity of any underlying assets, market sector and the size of the committed line.
     In times of market stress, the Group may choose to provide non-contractual liquidity support to certain HSBC-sponsored vehicles or HSBC-promoted products. This support would only be provided after careful consideration of the potential funding requirement and the impact on the entity’s overall liquidity.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
HSBC’s contractual exposures monitored under the contingent liquidity risk limit structure

										The Hongkong and
										Shanghai Banking
	HSBC Bank			HSBC Bank USA			HSBC Bank Canada			Corporation
	At	At	At	At	At	At	At	At	At	At	At	At
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
	2009	2008	2008	2009	2008	2008	2009	2008	2008	2009	2008	2008
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Conduits
Client-originated assets[1]
– total lines	6.3	7.9	5.6	9.4	11.9	11.2	0.3	0.7	0.3	—	—	—
– largest individual lines	1.0	1.0	1.0	0.4	0.5	0.4	0.1	0.3	0.2	—	—	—
HSBC-managed assets[2]	30.9	35.7	34.8	—	—	—	—	—	—	—	—	—
Other conduits[3]	—	0.2	—	1.2	1.4	1.1	—	—	—	—	—	—

Single-issuer liquidity facilities
– five largest[4]	5.6	8.4	6.0	4.5	5.8	5.0	1.8	—	1.5	0.9	1.4	1.0
– largest market sector[5]	7.8	6.6	7.3	3.1	4.1	3.5	2.6	—	2.4	1.5	2.1	1.7

1	These exposures relate to consolidated multi-seller conduits (see page 129). These vehicles provide funding to Group customers by issuing debt secured by a diversified pool of customer-originated assets.

2	These exposures relate to consolidated securities investment conduits, primarily Solitaire and Mazarin (see page 129). These vehicles issue debt secured by ABSs which are managed by HSBC. Of the total contingent liquidity risk under this category, US$21.9 billion (30 June 2008: US$20.4 billion; 31 December 2008: US$25.3 billion) was funded on-balance sheet at 30 June 2009, leaving a net contingent exposure of US$9.0 billion (30 June 2008: US$15.3 billion; 31 December 2008: US$9.5 billion).

3	These exposures relate to third-party sponsored conduits (see page 137).

4	These figures are the five largest committed liquidity facilities provided to customers other than facilities to conduits.

5	These figures are the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.

The impact of market turmoil on the Group’s liquidity risk position

HSBC’s limited dependence on wholesale markets for funding has been a significant competitive advantage during the recent period of market turmoil. As a net provider of funds to the interbank market, HSBC has not been significantly affected by the scarcity of interbank funding.
     The recent market turmoil continues to have adverse effects on the liquidity and funding risk profile of the banking system.
     At a systemic level, these may be characterised as follows:
•	interbank funding costs increased compared with those in the period prior to the market turmoil as banks became reluctant to lend to each other beyond the very short term. Although interbank funding costs have reduced slightly since their peaks in the latter part of 2008, they still remain above the pre-market turmoil levels;

•	many asset classes considered to be liquid before the start of the market turmoil remain illiquid;

•	the ability of many market participants to issue either unsecured or secured debt continues to be restricted, although this has since been mitigated by the on-going support provided by some central bank and government programmes;

•	many special purpose entities with investments linked to US sub-prime mortgages, or to ABSs where the underlying credit exposures were not fully transparent, continue to be restricted in their ability to raise wholesale funding.
     HSBC’s customer deposit base grew between 30 June 2007, the reporting date closest to the onset of the market turmoil, and 30 June 2009 by US$183 billion. This growth in US dollar equivalent terms was diluted by the strengthening of the US dollar against many other major currencies in the period, as growth in customer deposits on an underlying currency basis was even stronger. As a net provider of funds to the interbank market, the Group has not been significantly affected by the scarcity of interbank funding.
     The deterioration of the US sub-prime credit market has reduced the availability of term financing to entities with exposures to the US sub-prime market. However, HSBC Finance, by virtue of its position within the Group, continued to enjoy committed financing facilities, albeit at a lower level, and access to Commercial Paper (‘CP’) markets at competitive interest rates. By reducing the size of its balance sheet, issuing cost effective retail debt, receiving capital infusions from the HSBC Group and utilising alternative sources of funding, including funding from other members of the HSBC Group, HSBC Finance eliminated the need to issue institutional term debt in 2008 and the first half of 2009. Funding plans are in place to enable HSBC Finance to deal with continued stress in the credit markets. As part of these plans, asset portfolios totalling US$15.3 billion were transferred from HSBC Finance to HSBC Bank USA in January 2009, resulting in US$8.0 billion of net funding benefit to HSBC Finance.
     The scheme set up by US Federal Reserve in 2008 to provide support to US issuers in the CP market has been extended to 1 February 2010. Under this scheme, HSBC Finance is eligible to issue a maximum of US$12.0 billion. As at 30 June 2009, HSBC Finance does not have any outstanding CP under this programme (30 June 2008: nil; 31 December 2008: US$520 million).
     HSBC Holdings’ access to debt capital markets has continued at normal market pricing levels with a number of both senior and subordinated debt issues completed in the six months to 30 June 2009.
     The Group regularly reviews the quality of assets to ensure that only those assets for which a deep and liquid market exists are classified as liquid within liquidity and funding risk measures.
Market risk
There have been no material changes to HSBC’s objectives for the management of market risk as described in the Annual Report and Accounts 2008. The key features are reported below.
     Market risk is the risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce HSBC’s income or the value of its portfolios.
     HSBC separates exposures to market risk into trading and non-trading portfolios. Trading portfolios include positions arising from market-making and proprietary position-taking and other marked-to-market positions so designated.
     Non-trading portfolios include positions that primarily arise from the interest rate management of HSBC’s retail and commercial banking assets and liabilities, financial investments classified as available for sale and held to maturity, and exposures arising from HSBC’s insurance operations.
     Market risk arising in HSBC’s insurance businesses is discussed in ‘Risk management of insurance operations’ on pages 182 to 186.
Monitoring and limiting market risk exposures
HSBC uses a range of tools to monitor and limit market risk exposures. These include sensitivity analysis, value at risk (‘VAR’) and stress testing.
Sensitivity analysis
Sensitivity measures are used to monitor the market risk positions within each risk type, for example, present value of a basis point movement in interest rates for interest rate risk. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.
Value at risk
VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.
     The VAR models used by HSBC are based predominantly on historical simulation. These models derive plausible future scenarios from past series of recorded market rates and prices, taking into account inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on underlying exposures.
     The historical simulation models used by HSBC include the following elements:
•	potential market movements are calculated with reference to data from the past two years;
•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities; and
•	VAR is calculated to a 99 per cent confidence level and for a one-day holding period.
     HSBC routinely validates the accuracy of its VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, HSBC would expect to see losses in excess of VAR only 1 per cent of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.
     Although a valuable guide to risk, VAR should

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

always be viewed in the context of its limitations. For example:
•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
•	the use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;
•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;
•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and
•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.
Stress testing
In recognition of its limitations, VAR is augmented with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.
     The process is governed by the ‘Stress Testing Review Group’ forum. This coordinates the Group’s stress testing scenarios in conjunction with regional risk managers, considering actual market risk exposures and market events in determining the scenarios to be applied to portfolios and HSBC’s consolidated positions, as follows:
•	sensitivity scenarios, which consider the impact of any single risk factor or set of factors that are unlikely to be captured within the VAR models, such as the break of a currency peg;
•	technical scenarios, which consider the largest move in each risk factor without including any underlying market correlation;
•	hypothetical scenarios, which consider potential macro economic events; and
•	historical scenarios, which incorporate historical observations of market moves during previous periods of stress which would not be captured within VAR.
     Stress testing results provide senior management with an assessment of the financial impact such events would have on HSBC’s profit. The daily losses experienced in the first half of 2009 were within the stress loss scenarios reported to senior management.
     The following table provides an overview of the reporting of risks within this section:

Portfolio
	Trading	Non-trading
Risk type
Foreign exchange	VAR	VAR[1]
Interest rate	VAR	VAR[2]
Commodity	VAR	N/A
Equity	VAR	Sensitivity
Credit spread	Sensitivity	Sensitivity[3]

1	The structural foreign exchange risk is monitored using sensitivity analysis. See page 181.

2	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR. The management of this risk is described on page 178.

3	Credit spread VAR is reported for the credit derivatives transacted by Global Banking. See page 176.
The impact of market turmoil on market risk

High levels of market volatility across all asset classes continued into 2009 although the effect was limited by HSBC reducing its market risk exposures in trading portfolios.
The market turmoil that began in 2007 and accelerated through 2008 was characterised by extreme market volatility and, as a consequence, increased levels of VAR. High levels of market volatility across all asset classes continued into 2009 although the overall impact was limited as a result of further managing down the market risk exposures in trading portfolios in all asset classes during this period (see ‘VAR by risk type for trading activities (excluding credit spread VAR)’ on page 176).
     During the second quarter of 2009, an improvement in credit spread levels was generally observed. This is discussed further in ‘Credit spread risk’ on page 176.
Value at risk of trading and non-trading portfolios
The data in the table and the graphs below comprise both trading and non-trading VAR for the Group.

Value at risk

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
At period end	152.3	144.2	191.2
Average	166.2	135.5	181.2
Minimum	135.1	59.8	108.4
Maximum	194.6	230.5	287.1
Daily VAR (trading and non-trading) (US$m)
     The major contributor to the trading and non-trading VAR for the Group was Global Markets.
     The histogram below illustrates the frequency of daily revenue arising from Global Markets’ trading, balance sheet management and other trading activities.
Daily revenue

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Average daily revenue	72.1	21.7	21.5
Standard deviation[1]	44.0	48.3	58.2

1	The standard deviation measures the variation of daily revenues about the mean value of those revenues.
     An analysis of the frequency distribution of daily revenue shows that there were 7 days with negative revenue during the first half of 2009 compared with 33 days in each half of 2008. The most frequent result was a daily revenue of between US$70 million and US$80 million with 14 occurrences, compared with between US$40 million and US$50 million with 17 occurrences in the first half of 2008, and 14 occurrences arising in each of the intervals between US$10 million and US$40 million in the second half of 2008.
Daily distribution of Global Markets’ trading, balance sheet management and other trading revenues1
Half-year to 30 June 2009
Number of days
Half-year to 30 June 2008
Number of days
Half-year to 31 December 2008
Number of days

1	The effect of any month-end adjustments not attributable to a specific daily market move is spread evenly over the days in the month in question.
     For a description of HSBC’s fair value and price verification controls, see page 114.
Trading portfolios
HSBC’s control of market risk is based on a policy of restricting individual operations to trading within

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

a list of permissible instruments authorised for each site by Group Risk, of enforcing rigorous approval procedures for new products and of restricting trading in the more complex derivative products to offices with appropriate levels of product expertise and robust control systems.
     Market making and proprietary position-taking is undertaken within Global Markets. The VAR for such trading activity at 30 June 2009 was US$65.7 million (30 June 2008: US$37.0 million; 31 December 2008: US$72.5 million). This is analysed below by risk type.

VAR by risk type for trading activities (excluding credit spread VAR)

	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total[1]
	US$m	US$m	US$m	US$m
At 30 June 2009	21.2	68.2	5.7	65.7
At 30 June 2008	16.6	34.5	9.6	37.0
At 31 December 2008	29.8	63.4	13.9	72.5

Average
First half of 2009	23.7	54.0	11.3	58.4
First half of 2008	14.2	39.6	16.8	44.2
Second half of 2008	23.7	61.4	13.6	61.6

Minimum
First half of 2009	16.3	35.6	4.9	35.6
First half of 2008	8.7	21.4	9.2	23.7
Second half of 2008	12.9	23.7	8.2	22.6

Maximum
First half of 2009	33.2	78.0	18.7	86.6
First half of 2008	21.9	67.9	37.9	87.2
Second half of 2008	54.9	147.4	39.0	104.4

1	The total VAR is non-additive across risk types due to diversification effects.

Credit spread risk
The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VAR for those portfolios on which it is calculated.
     The Group is introducing credit spread as a separate risk type within its VAR models and, at 30 June 2009, credit spread VAR was calculated for the London and Hong Kong trading and New York credit derivatives portfolios (for 2008, calculated for London and New York only). At that date, the total VAR for the trading activities, including credit spread VAR for the above portfolios, was US$84.7 million (31 December 2008: US$106.4 million) compared with a total VAR of US$65.7 million (31 December 2008: US$72.5 million) reported within the ‘VAR by risk type for trading activities’ table above, which excludes the credit spread VAR for these two portfolios.
     The sensitivity of trading income to the effect of movements in credit spreads on the total trading activities of the Group was US$334.7 million at 30 June 2009 (30 June 2008: US$188.1 million; 31 December 2008: US$590.9 million). This sensitivity captures the credit spread exposure arising from the positions taken throughout the Group, including the London and Hong Kong trading and the New York credit derivatives portfolios captured within credit spread VAR (see above). The sensitivity was calculated using simplified assumptions based on one-day movements in average market credit spreads over a two-year period at a confidence level of 99 per cent, and assumes a simultaneous movement in credit spreads across issuers. It should be noted that diversification effects within the portfolio and with other risk types are likely to reduce the impact on trading income.
     The decrease in the sensitivity at 30 June 2009, compared with 31 December 2008, was due to the effect of the reduction in the level of credit spreads. Furthermore, the actual positions within the trading portfolios exposed to credit risk were lower on 30 June 2009 than on 31 December 2008.
     In addition to the above measure, certain portfolios are also managed using default risk measures where appropriate.
     The measurement of the credit spread impact on trading income as at 30 June 2009 and 31 December 2008 excludes the positions that were reclassified as non-trading during the second half of 2008 following the amendment to IFRSs. These positions are included within the 30 June 2008 comparative as the reclassification took effect from 1 July 2008.
     Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is taken through the income statement.
     At 30 June 2009, the credit spread VAR on the credit derivatives transactions entered into by Global Banking was US$15.3 million (30 June 2008: US$33.7 million; 31 December 2008: US$23.0 million).
Gap risk
For certain transactions which are structured so that the risk to HSBC is negligible under a wide range of market conditions or events, there exists a remote possibility that a significant gap event could lead to loss. A gap event could arise from a change in market price from one level to another with no accompanying trading opportunity, where the price change breaches the threshold beyond which the risk profile changes from having no open risk to having full exposure to the underlying structure. Such movements may occur, for example, when adverse news announcements turn the market for a specific investment illiquid, making hedging impossible.
     Given the characteristics of these transactions, they will make little or no contribution to VAR or to traditional market risk sensitivity measures. HSBC captures the risks of such transactions within its stress testing scenarios and monitors gap risk arising on an ongoing basis. HSBC realised no gap losses arising from movements in the underlying market price on such transactions in the six months ended 30 June 2009. HSBC regularly considers the probability of gap loss and fair value adjustments are booked against this risk.
ABSs/MBSs positions
The ABSs/MBSs exposures within the trading portfolios are managed within sensitivity and VAR limits, as described on page 241 in the Annual Report and Accounts 2008, and are included within the stress testing scenarios described on page 174.
Non-trading portfolios
Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by the need to make assumptions on embedded optionality within certain product areas, such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, such as current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local Asset and Liability Committee (‘ALCO’).
     Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR (see ‘Value at risk of trading and non-trading portfolios’ above).
Credit spread risk
At 30 June 2009, the sensitivity of equity to the effect of movements in credit spreads on the Group’s available-for-sale debt securities was US$764.5 million (30 June 2008: US$345.1 million; 31 December 2008: US$1,092 million). The sensitivity was calculated on the same basis as that applied to the trading portfolio. Including the gross exposure for the SICs consolidated within HSBC’s balance sheet at 30 June 2009 increased the sensitivity to US$907.8 million (30 June 2008: US$393.1 million; 31 December 2008: US$1,145 million). This sensitivity was calculated, however, before taking account of any losses which would have been absorbed by the capital note holders. At 30 June 2009, they would have absorbed the first US$2.2 billion (31 December 2008: US$2.2 billion) of SIC losses prior to HSBC incurring any equity losses.
     The decrease in this sensitivity at 30 June 2009, compared with 31 December 2008, was due to the effect of the reduction in the level of credit spreads observed during the first half of 2009. In addition, the overall credit spread positions were lower than at 31 December 2008.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Equity securities classified as available for sale
Market risk arises on equity securities held as available for sale. The fair value of these securities at 30 June 2009 was US$8.8 billion (30 June 2008: US$9.5 billion; 31 December 2008: US$7.2 billion), including private equity holdings of US$2.4 billion (30 June 2008: US$3.4 billion; 31 December 2008: US$2.5 billion). Investments in private equity are primarily made through managed funds that are subject to limits on the amount invested. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio. At 30 June 2009, funds typically invested for short-term cash management represented US$0.7 billion (30 June 2008: US$1.8 billion; 31 December 2008: US$0.9 billion), and investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges, represented US$1.2 billion (30 June 2008: US$1.4 billion; 31 December 2008: US$1.0 billion). Other strategic investments represented US$4.5 billion at 30 June 2009 (30 June 2008: US$2.9 billion; 31 December 2008: US$2.8 billion). The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably.
A 10 per cent reduction in the value of the available-for-sale equities at 30 June 2009 would have reduced equity by US$0.9 billion (30 June 2008: US$0.9 billion; 31 December 2008: US$0.7 billion). HSBC’s policy for assessing impairment on available-for-sale equity securities is described on page 350 of the Annual Report and Accounts 2008.
Additional market risk measures applicable only to the parent company
Interest rate repricing gap table
As described on page 174, the interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR, but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet. An interest rate risk repricing gap table is a more suitable risk management measure for the longer term risk management strategy of a bank holding company balance sheet, compared to the VAR measures used for the Group’s operating businesses.
     The decrease in the negative net interest rate gap in the up to 1 year time bucket is mainly due to an increase in short-term interest bearing loans made to Group counterparties as HSBC Holdings placed the additional equity raised through the rights issue.

Repricing gap analysis of HSBC Holdings

					Non-
	Up to			More than	interest
	1 year	1-5 years	5-10 years	10 years	bearing	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Total assets	24,740	1,819	579	3,555	92,712	123,405
Total liabilities and equity	(10,263)	(9,050)	(9,076)	(15,725)	(79,291)	(123,405)
Off-balance sheet items sensitive to interest rate changes	(14,810)	6,571	5,772	4,114	(1,647)	—

Net interest rate risk gap	(333)	(660)	(2,725)	(8,056)	11,774	—

Cumulative interest rate gap	(333)	(993)	(3,718)	(11,774)	—	—

At 30 June 2008
Total assets	16,128	2,193	—	2,773	79,906	101,000
Total liabilities and equity	(3,653)	(11,652)	(9,813)	(14,052)	(61,830)	(101,000)
Off-balance sheet items sensitive to interest rate changes	(16,563)	9,356	6,338	4,510	(3,641)	—

Net interest rate risk gap	(4,088)	(103)	(3,475)	(6,769)	14,435	—

Cumulative interest rate gap	(4,088)	(4,191)	(7,666)	(14,435)	—	—

At 31 December 2008
Total assets	10,897	1,605	300	3,982	83,898	100,682
Total liabilities and equity	(9,099)	(6,597)	(8,252)	(14,250)	(62,484)	(100,682)
Off-balance sheet items sensitive to interest rate changes	(12,353)	4,410	5,046	3,760	(863)	—

Net interest rate risk gap	(10,555)	(582)	(2,906)	(6,508)	20,551	—

Cumulative interest rate gap	(10,555)	(11,137)	(14,043)	(20,551)	—	—

Foreign exchange risk
Total foreign exchange VAR arising within HSBC Holdings was as follows:
HSBC Holdings — value at risk

	Foreign exchange
	At	At	At 31
	30 June	30 June	December
	2009	2008	2008
	US$m	US$m	US$m
At period end	63.4	41.8	55.2
Average in six month period	80.7	34.6	44.6
Minimum in six month period	55.2	29.1	37.5
Maximum in six month period	190.8	41.8	56.1
     The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and the associated foreign exchange exposures, are eliminated on a Group consolidated basis.
     The increased maximum VAR in the six months to 30 June 2009 compared to prior periods related to a portion of the proceeds of the Group’s rights issue that were held in sterling.
Defined benefit pension scheme
     Market risk also arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows of which change as equity prices and interest rates vary. There are risks that market movements in equity prices and interest rates could result in asset values which, taken together with regular ongoing contribution, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess these risks using reports prepared by independent external actuaries and take action and, where appropriate, adjust investment strategies and contribution levels accordingly.
HSBC’s defined benefit pension schemes

	At 30	At 30	At 31
	June	June	December
	2009	2008	2008
	US$bn	US$bn	US$bn
Liabilities (present value)	28.3	32.3	24.0

	%	%	%

Assets:
Equity investments	19	21	20
Debt securities	66	64	68
Other (including property)	15	15	12

	100	100	100

     Lower corporate bond yields in the UK in 2009 have resulted in a decrease of 100 basis points in the real discount rate (net of the increase in expected inflation) used to value the accrued benefits payable under the HSBC Bank (UK) Pension Scheme, the Group’s largest plan. There has been an increase in the liabilities of the scheme as well as a reduction in the fair values of the plan assets of the scheme. As a consequence, the deficit on the HSBC Bank (UK) Pension Scheme has increased to US$3,881 million from US$392 million.
Sensitivity of net interest income
There have been no material changes since 31 December 2008 to HSBC’s measurement and management of the sensitivity of net interest income to movements in interest rates.
     A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.
     For simulation modelling, businesses use a combination of scenarios relevant to local entities and markets and standard scenarios which are required throughout HSBC. The standard scenarios are consolidated to illustrate the combined pro forma effect on HSBC’s consolidated portfolio valuations and net interest income.
     The table below sets out the effect on future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2009. Under the simplifying assumption of no management actions, a series of such rises would increase planned net interest income for the

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

12 months to 30 June 2010 by US$161 million (to 31 December 2009: US$463 million decrease), while a series of such falls would decrease planned net interest income by US$1,031 million (to 31 December 2009: US$284 million). These figures incorporate the effect of any option features in the underlying exposures.
     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into blocs of currencies whose rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in July 2009 to June 2010 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	(20)	76	(5)	107	368	(365)	161
– 25 basis points	(141)	(32)	(509)	(127)	(569)	347	(1,031)

Change in January 2009 to December 2009 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	(243)	42	(45)	100	28	(345)	(463)
– 25 basis points	41	(42)	(285)	(114)	(235)	351	(284)

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios.
     The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions which would likely be taken by Global Markets or in the business units to mitigate interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity. The projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes).
     Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. HSBC’s exposure to the effect of movements in interest rates on its net interest income arises in two main areas: core deposit franchises and Global Markets. This is described more fully in the Annual Report and Accounts 2008.
     The change in sensitivity of the Group’s net interest income to the changes in interest rates tabulated above was mainly driven by:
•	decreases in interest rates, particularly in the US dollar, Hong Kong dollar and Sterling have restricted the Group’s ability to pass on to depositors further rate reductions thereby increasing exposures to further rate falls; and
•	Global Markets reduced its net trading asset positions, particularly in Sterling and US dollars, decreasing net interest income sensitivity to both rising and falling rates. The funding of net trading assets is generally sourced from floating rate retail deposits and recorded in ‘Net interest income’ whereas the income from such assets is recorded in ‘Net trading income’.
     HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements and the maximum and minimum month-end figures during the period:

Sensitivity of reported reserves to interest rate movements

		Impact in the preceding 6 months
		Maximum	Minimum
	US$m	US$m	US$m
At 30 June 2009
+ 100 basis point parallel move in all yield curves	(2,918)	(3,085)	(2,715)
As a percentage of total shareholders’ equity	(2.5%)	(2.6%)	(2.3%)

– 100 basis point parallel move in all yield curves	2,922	3,004	2,477
As a percentage of total shareholders’ equity	2.5%	2.5%	2.1%

At 30 June 2008
+ 100 basis point parallel move in all yield curves	(2,179)	(2,519)	(1,737)
As a percentage of total shareholders’ equity	(1.7%)	(2.0%)	(1.4%)

– 100 basis point parallel move in all yield curves	2,494	2,609	1,947
As a percentage of total shareholders’ equity	2.0%	2.1%	1.5%

At 31 December 2008
+ 100 basis point parallel move in all yield curves	(2,740)	(2,740)	(2,052)
As a percentage of total shareholders’ equity	(2.9%)	(2.9%)	(2.2%)

– 100 basis point parallel move in all yield curves	2,477	2,494	1,944
As a percentage of total shareholders’ equity	2.6%	2.7%	2.1%

     The sensitivities are illustrative only and are based on simplified scenarios. The table shows the potential sensitivity of reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the pro forma movements in interest rates. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.
Structural foreign exchange exposures
Structural foreign exchange exposures represent net investments in subsidiaries, branches or associates, the functional currencies of which are currencies other than the US dollar. HSBC’s policies and procedures for managing these exposures are described on pages 248 and 249 in the Annual Report and Accounts 2008.
Operational risk
Operational risk is inherent to every aspect of the Group’s business, and covers a wide spectrum of issues. The Group has adopted the Basel II definition of operational risk: ‘the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.’
     Losses arising from fraud, unauthorised activities, process or systems failure and natural disasters all fall within this definition.
     The objective of HSBC’s operational risk management is to manage and control operational risk in a cost effective manner within targeted levels consistent with the Group’s risk appetite, as defined by the Group Management Board.
     A formal governance structure provides oversight over the management of operational risk across the Group’s geographical regions and its global businesses. The Global Operational Risk and Control Committee, which reports to the Risk Management Meeting, meets quarterly to discuss key risk issues and review the effective implementation of the Group’s operational risk management framework.

In each of HSBC’s subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and nature of operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls.
     HSBC has set out its operational risk management framework in a high level standard, supplemented by detailed policies. These policies include:
•	the definition of a standard risk assessment methodology to identify, assess and report on operational risks faced by Group businesses; and
•	setting out minimum standards for operational loss incident identification and reporting. To ensure that operational risk losses can be monitored at Group level, all Group companies are required to report individual losses when the net loss is expected to exceed US$10,000.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

     Further details of HSBC’s approach to operational risk management can be found in the Annual Report and Accounts 2008, supplemented by the Capital and Risk Management Pillar 3 Disclosures as at 31 December 2008.
Legal risk
Each operating company is required to implement procedures to manage legal risk that conform to HSBC standards. Legal risk falls within the definition of operational risk and includes contractual risk, dispute risk, legislative risk and non-contractual rights risk.
•	Contractual risk is the risk that the rights and/or obligations of an HSBC company within a contractual relationship are defective.
•	Dispute risk is the risk that an HSBC company is subject to when it is involved in or managing a potential or actual dispute.
•	Legislative risk is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates.
•	Non-contractual rights risk is the risk that an HSBC company’s assets are not properly owned or are infringed by others, or an HSBC company infringes another party’s rights.
     HSBC has a global legal function to assist management in controlling legal risk. The function provides legal advice and support in managing claims against HSBC companies, as well as in respect of non-routine debt recoveries or other litigation against third parties. The Group Management Office (‘GMO’) legal department oversees the global legal function and is headed by a Group General Manager who reports to the Group Chairman. There are legal departments in 54 of the countries in which HSBC operates. There are also regional legal functions in each of Europe, North America, Latin America, the Middle East, and Asia-Pacific.
Global security and fraud risk
Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical fraud, information and contingency risk, security and business intelligence is fully integrated within the central GMO Risk function. The integration facilitates synergies between it and other risk functions, such as Global Retail Risk Management, in the selection, design and implementation of systems and processes to protect the Group against fraud by deterring fraudulent activity, detecting it where it occurs and mitigating its effects.
Reputational risk
The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. Reputational risks can arise from a wide variety of causes, including social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which its clients conduct themselves.
     A Group Reputational Risk Committee (‘GRRC’) has been established at which relevant Group functions with responsibilities for activities and functions which attract reputational risk are represented. The primary role of the GRRC is to consider areas and activities of policy presenting significant reputational risk and, where appropriate, make recommendations to the Risk Management Meeting and Group Management Board for policy or procedural changes to mitigate such risk. A wider description of HSBC’s management of reputational risk is described on page 254 in the Annual Report and Accounts 2008.
Risk management of insurance operations
HSBC operates a bancassurance model which provides insurance products for customers with whom the Group has a banking relationship. Insurance products are sold to all customer groups, mainly utilising retail branches, the internet and phone centres. Personal Financial Services customers attract the majority of sales and comprise the majority of policyholders. HSBC offers its customers a wide range of insurance and investment products, many of which complement other bank and consumer finance products.
     Many of these products are manufactured by HSBC subsidiaries but, where the Group considers it operationally more effective, third parties are engaged to manufacture and provide insurance products for sale through HSBC’s banking network.
     Life insurance contracts include participating business (with discretionary participation features) such as endowments and pensions, credit life business in respect of income and payment protection, annuities, term assurance and critical illness cover and linked contracts.
     Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurance.
     The principal insurance risk faced by HSBC is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.
     In respect of financial risks, subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising a discretionary bonus feature within the policy.
     HSBC manages its exposure to insurance risk by applying formal underwriting, reinsurance and claims-handling procedures designed to ensure compliance with regulations and insurance risk appetite, the latter proposed by local businesses and authorised centrally. This is supplemented by undertaking stress testing. The following tables provide an analysis of the insurance risk exposures by geography and by type of business. Life business tends to be longer term in nature than non-life business and frequently involves an element of savings and investment in the contract. Separate tables are therefore provided for life and non-life businesses, reflecting their distinctive risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best available overall measure of insurance exposure, because provisions for life contracts are typically set by reference to expected future cash outflows relating to the underlying policies. The table for non-life business uses written premiums as the best available measure of risk exposure, because policies are usually measured by reference to the risk being underwritten.
HSBC’s management of insurance risk, including the risks relating to different life and non-life products, is described on page 255 in the Annual Report and Accounts 2008.

Analysis of life insurance risk — liabilities to policyholders1

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Life (non-linked)
Insurance contracts with DPF[2]	1,054	12,687	208	—	—	13,949
Credit life	649	—	12	57	—	718
Annuities	430	—	28	788	1,349	2,595
Term assurance and other long-term contracts	1,244	177	156	190	423	2,190

Total life (non-linked)	3,377	12,864	404	1,035	1,772	19,452
Life (linked)	1,817	2,542	348	—	2,624	7,331
Investment contracts with DPF[2,3]	18,834	—	33	—	—	18,867

Insurance liabilities to policyholders	24,028	15,406	785	1,035	4,396	45,650

At 30 June 2008
Life (non-linked)
Insurance contracts with DPF[2]	1,094	9,744	238	—	—	11,076
Credit life	280	—	—	72	—	352
Annuities	484	—	29	826	1,697	3,036
Term assurance and other long-term contracts	933	79	97	131	341	1,581

Total life (non-linked)	2,791	9,823	364	1,029	2,038	16,045
Life (linked)	2,289	2,263	429	—	2,751	7,732
Investment contracts with DPF[2,3]	20,218	—	45	—	—	20,263

Insurance liabilities to policyholders	25,298	12,086	838	1,029	4,789	44,040

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Analysis of life insurance risk — liabilities to policyholders1 (continued)

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2008
Life (non-linked)
Insurance contracts with DPF[2]	1,015	11,213	216	—	—	12,444
Credit life	252	—	—	65	—	317
Annuities	379	—	28	805	1,363	2,575
Term assurance and other long-term contracts	1,316	107	99	136	376	2,034

Total life (non-linked)	2,962	11,320	343	1,006	1,739	17,370
Life (linked)	1,548	2,276	310	—	1,933	6,067
Investment contracts with DPF[2,3]	17,732	—	34	—	—	17,766

Insurance liabilities to policyholders	22,242	13,596	687	1,006	3,672	41,203

1	HSBC has no insurance manufacturing subsidiaries in the Middle East.

2	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing is determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.

3	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
Analysis of non-life insurance risk — net written insurance premiums1,2

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2009
Accident and health	44	85	2	1	9	141
Motor	112	6	9	—	120	247
Fire and other damage	41	19	2	7	14	83
Liability	—	9	2	—	11	22
Credit (non-life)	—	—	—	54	—	54
Marine, aviation and transport	1	5	2	—	9	17
Other non-life insurance contracts	19	16	—	7	14	56

Total net written insurance premiums	217	140	17	69	177	620

Net insurance claims incurred and movement in liabilities to policyholders	(315)	(56)	(7)	(70)	(75)	(523)

Half-year to 30 June 2008
Accident and health	7	76	2	—	13	98
Motor	149	7	6	—	134	296
Fire and other damage	71	13	4	1	13	102
Liability	—	9	2	—	19	30
Credit (non-life)	43	—	—	75	—	118
Marine, aviation and transport	—	7	2	—	13	22
Other non-life insurance contracts	28	14	—	8	12	62

Total net written insurance premiums	298	126	16	84	204	728

Net insurance claims incurred and movement in liabilities to policyholders	(268)	(50)	(5)	(41)	(82)	(446)

Half-year to 31 December 2008
Accident and health	7	79	3	3	14	106
Motor	201	8	8	—	139	356
Fire and other damage	78	13	—	3	9	103
Liability	—	5	2	—	15	22
Credit (non-life)	56	—	—	69	—	125
Marine, aviation and transport	—	4	2	—	11	17
Other non-life insurance contracts	21	14	—	7	17	59

Total net written insurance premiums	363	123	15	82	205	788

Net insurance claims incurred and movement in liabilities to policyholders	(285)	(71)	(8)	(57)	(94)	(515)

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

2	HSBC has no insurance manufacturing subsidiaries in the Middle East.

Balance sheet of insurance manufacturing operations by type of contract
A principal tool used by HSBC to manage its exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching. Models are used to assess the effect of a range of possible scenarios on the future values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how the assets and liabilities should be matched. The scenarios include stresses applied to factors which affect insurance risk such as mortality and lapse rates. Of particular importance is the need to match the expected pattern of cash inflows with the benefits payable on the underlying contracts, which can extend for many years. The table below shows the composition of assets and liabilities and demonstrates that there were sufficient assets to cover the liabilities to policyholders at 30 June 2009.

Insurance manufacturing — assets and liabilities

	Insurance contracts					Investment contracts
	Contracts			Term		Contracts
	with	Unit-	Annu-	assur-		with	Unit-		Other
	DPF	linked	ities	ance[1]	Non-life	DPF[2]	linked	Other	assets[3]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Financial assets:
— trading assets	—	—	—	—	34	—	—	—	—	34
— financial assets designated at fair value	562	6,096	467	512	59	4,571	5,709	1,690	1,875	21,541
— derivatives	11	—	—	11	—	4	179	76	95	376
— financial investments	11,568	—	1,309	606	933	13,665	—	1,494	3,108	32,683
— other financial assets	1,655	405	612	1,352	1,368	176	345	556	1,808	8,277

Total financial assets	13,796	6,501	2,388	2,481	2,394	18,416	6,233	3,816	6,886	62,911
Reinsurance assets	6	887	357	418	428	—	—	—	61	2,157
PVIF[4]	—	—	—	—	—	—	—	—	2,449	2,449
Other assets and investment properties	175	6	31	550	232	456	22	49	530	2,051

Total assets	13,977	7,394	2,776	3,449	3,054	18,872	6,255	3,865	9,926	69,568

Liabilities under investment contracts:
— designated at fair value	—	—	—	—	—	—	6,077	3,408	—	9,485
— carried at amortised cost	—	—	—	—	—	—	—	355	—	355
Liabilities under insurance contracts	13,949	7,331	2,595	2,908	2,534	18,867	—	—	—	48,184
Deferred tax	7	7	25	34	7	1	—	3	567	651
Other liabilities	—	—	—	—	—	—	—	—	2,749	2,749

Total liabilities	13,956	7,338	2,620	2,942	2,541	18,868	6,077	3,766	3,316	61,424

Total equity	—	—	—	—	—	—	—	—	8,144	8,144

Total equity and liabilities[5]	13,956	7,338	2,620	2,942	2,541	18,868	6,077	3,766	11,460	69,568

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Insurance manufacturing — assets and liabilities (continued)

	Insurance contracts					Investment contracts
	Contracts			Term		Contracts
	with	Unit-	Annu-	assur-		with	Unit-		Other
	DPF	linked	ities	ance[1]	Non-life	DPF[2]	linked	Other	assets[3]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Financial assets:
— trading assets	—	—	30	—	33	—	—	—	4	67
— financial assets designated at fair value	2,328	7,136	523	485	237	5,604	11,725	1,617	2,787	32,442
— derivatives	42	31	—	12	1	84	236	24	30	460
— financial investments	6,448	—	1,434	410	1,058	13,559	—	1,554	2,753	27,216
— other financial assets	2,208	475	766	924	1,174	9	607	599	2,369	9,131

Total financial assets	11,026	7,642	2,753	1,831	2,503	19,256	12,568	3,794	7,943	69,316
Reinsurance assets	4	101	396	317	530	515	—	—	67	1,930
PVIF[4]	—	—	—	—	—	—	—	—	2,344	2,344
Other assets and investment properties	107	5	35	105	298	493	55	43	734	1,875

Total assets	11,137	7,748	3,184	2,253	3,331	20,264	12,623	3,837	11,088	75,465

Liabilities under investment contracts:
— designated at fair value	—	—	—	—	—	—	12,187	3,220	—	15,407
— carried at amortised cost	—	—	—	—	—	—	—	376	—	376
Liabilities under insurance contracts	11,076	7,732	3,036	1,933	2,811	20,263	—	—	—	46,851
Deferred tax	1	6	3	28	5	—	—	1	632	676
Other liabilities	—	—	—	—	—	—	—	—	3,939	3,939

Total liabilities	11,077	7,738	3,039	1,961	2,816	20,263	12,187	3,597	4,571	67,249

Total equity	—	—	—	—	—	—	—	—	8,216	8,216

Total equity and liabilities[6]	11,077	7,738	3,039	1,961	2,816	20,263	12,187	3,597	12,787	75,465

At 31 December 2008
Financial assets:
— trading assets	—	—	—	—	35	—	—	—	4	39
— financial assets designated at fair value	959	4,738	457	496	52	4,597	5,525	1,481	1,970	20,275
— derivatives	27	3	—	26	—	60	170	91	24	401
— financial investments	9,383	—	1,282	399	860	12,482	—	1,482	2,576	28,464
— other financial assets	1,967	400	639	1,288	1,106	173	443	685	2,110	8,811

Total financial assets	12,336	5,141	2,378	2,209	2,053	17,312	6,138	3,739	6,684	57,990
Reinsurance assets	6	956	311	320	430		—		60	2,083
PVIF[4]	—	—	—	—	—	—	—	—	2,033	2,033
Other assets and investment properties	121	3	32	71	257	459	55	54	935	1,987

Total assets	12,463	6,100	2,721	2,600	2,740	17,771	6,193	3,793	9,712	64,093

Liabilities under investment contracts:
— designated at fair value	—	—	—	—	—	—	6,012	3,271	—	9,283
— carried at amortised cost	—	—	—	—	—	—	—	284	—	284
Liabilities under insurance contracts	12,444	6,067	2,575	2,351	2,480	17,766	—	—	—	43,683
Deferred tax	8	7	22	30	1	1	—	3	515	587
Other liabilities	—	—	—	—	—	—	—	—	2,679	2,679

Total liabilities	12,452	6,074	2,597	2,381	2,481	17,767	6,012	3,558	3,194	56,516

Total equity	—	—	—	—	—	—	—	—	7,577	7,577

Total equity and liabilities[5]	12,452	6,074	2,597	2,381	2,481	17,767	6,012	3,558	10,771	64,093

1	Term assurance includes credit life insurance.

2	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.

3	Other assets comprise shareholder assets.

4	Present value of in-force long-term insurance contracts and investment contracts with DPF.

5	Does not include assets, liabilities and shareholders’ funds of associated insurance companies, Ping An Insurance and SABB Takaful, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

6	Does not include assets, liabilities and shareholders’ funds of associated insurance companies, Ping An Insurance and SABB Takaful.

Capital management and allocation
Capital management
HSBC’s capital management approach is driven by its strategy and organisational requirements, taking into account the regulatory, economic and commercial environment in which it operates. The Group’s strategy underpins HSBC’s Capital Management Framework which has been approved by the Group Management Board. It is HSBC’s policy to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. Through its structured internal governance processes, HSBC also maintains discipline over its investment decisions and where it allocates its capital, seeking to ensure that returns on investment are appropriate after taking account of capital costs. In addition, the level of capital held by HSBC Holdings and certain subsidiaries, particularly HSBC Finance, is determined by rating targets.

HSBC’s strategy is to allocate capital to businesses based on their economic profit generation and, within this process, regulatory and economic capital requirements and the cost of capital are key factors.
     The responsibility for global capital allocation principles and decisions rests with the Group Management Board. Stress testing is used as an important mechanism in understanding the sensitivities of the core assumptions in the capital plans to the adverse impact of extreme, but plausible, events. Stress testing allows senior management to formulate management action in advance of conditions starting to reflect the stress scenarios identified. The actual market stresses which occurred throughout the financial system in 2008 have been used to inform capital planning and further develop the stress scenarios employed by the Group. The Group has identified the following as being the material risks faced and managed through the Capital Management Framework; credit, market, operational, interest rate risk in the banking book, pension fund, residual and insurance risks. All of these risks pose a significantly greater challenge in severe downturn economic conditions and the management response to these risks has, correspondingly, been intensified.
     During the first half of 2009, the Group targeted a tier 1 ratio within the range 7.5 to 10.0 per cent for the purposes of its long-term capital planning. This represents a change from the 2008 range of 7.5 to 9.0 per cent and is a result of revised market expectations on capital strength and higher volatility of capital requirements resulting from procyclicality embedded within the Basel II rules.
     HSBC’s capital management process continues to stress the advantages and flexibility afforded by a strong capital position and, through its policies, seeks to maintain a conservative stance with regard to equity leverage.
     The Capital Management Framework covers the different capital measures within which HSBC manages its capital in a consistent and aligned manner. These include market capitalisation, invested capital, economic capital and regulatory capital. HSBC defines invested capital as the equity capital invested in HSBC by its shareholders. Economic capital is the capital requirement calculated internally by HSBC deemed necessary to support the risks to which it is exposed, and is set at a confidence level consistent with a target credit rating of AA. Regulatory capital is the capital which HSBC is required to hold as determined by the rules established by the FSA for the consolidated Group and by HSBC’s local regulators for individual Group companies.
     An annual Group capital plan is prepared and approved by the Board with the objective of maintaining both the optimal amount of capital and the mix between the different components of capital. This plan is reviewed and updated during the year in response to both internal and external events. The Group’s policy is to hold capital in a range of different forms and from diverse sources and all capital raising is agreed with major subsidiaries as part of their individual and the Group’s capital management processes. HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt in accordance with the Group’s guidelines on market and investor concentration, cost, market conditions, timing, effect on composition and maturity profile.

Upper end of target tier 1 ratio range increased from 9 per cent to 10 per cent.
     Each subsidiary manages its own capital required to support planned business growth and meet local regulatory requirements within the context of the approved annual Group capital plan. As part of HSBC’s Capital Management Framework, capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.
     HSBC Holdings is primarily the provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retentions. HSBC Holdings seeks to maintain a prudent balance

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
between the composition of its capital and that of its investment in subsidiaries.
Capital measurement and allocation
In June 2006, the Basel Committee on Banking Supervision published ‘International Convergence of Capital Measurement and Capital Standards’, known as Basel II. Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implemented Basel II in the EU and the FSA then gave effect to the CRD by including the requirements of the CRD in its own rulebooks.
     The FSA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. Although HSBC calculates capital at a Group level using the Basel II framework, local regulators are at different stages of implementation and local rules may still be on a Basel I basis, notably in the US. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.
Capital
HSBC’s capital is divided into two tiers:
•	Tier 1 capital comprises shareholders’ funds and minority interests in tier 1 capital, non-innovative preference shares and innovative tier 1 securities. The book values of goodwill and intangible assets are deducted from tier 1 capital and other regulatory adjustments are made for items reflected in shareholders’ funds which are treated differently for the purpose of capital adequacy.

•	Tier 2 capital comprises qualifying subordinated loan capital, allowable collective impairment allowances, minority and other interests in tier 2 capital and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.
     Various limits are applied to elements of the capital base. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1 capital, and qualifying term subordinated loan capital cannot exceed 50 per cent of tier 1 capital. There are also limitations on the amount of collective impairment allowances which may be included as part of tier 2 capital. For regulatory purposes, banking associates are proportionally consolidated, rather than being recognised using the equity method used for financial reporting.
     The carrying amounts of investments in the capital of banks that exceed certain limits are deducted 50 per cent from each of tier 1 and tier 2 capital in the published disclosures. This also applies to deductions of investments in insurance subsidiaries and associates, but the FSA has granted a transitional provision, until 31 December 2012, under which those insurance investments that were acquired before 20 July 2006 may be deducted from the total of tier 1 and tier 2 capital instead. HSBC has elected to apply this transitional provision.

HSBC’s tier 1 ratio rose from 8.3 per cent at 31 December 2008 to 10.1 per cent at 30 June 2009.
     Expected losses derived under Basel II rules represent losses that would be expected in the scenario of a severe downturn over a 12-month period. This definition differs from loan impairment allowances reflected in the accounts, which only address losses incurred within lending portfolios at the balance sheet date. Under IFRSs there is no ability to recognise the additional level of conservatism that the regulatory measure requires by the adoption of through-the-cycle, downturn and stressed conditions that may not exist at the balance sheet date.
     For disclosure purposes, the excess of expected losses over total impairment allowances in internal ratings-based (‘IRB’) portfolios is deducted 50 per cent from core equity tier 1 and 50 per cent from tier 2 capital. In addition, a tax credit adjustment is made to tier 1 capital to reflect the tax consequences insofar as they affect the availability of tier 1 capital to cover risks or losses.
     The effect of deducting the excess of expected losses over total impairment allowances is to equate the total effect on capital with the regulatory definition of expected losses. As expected losses are based on long-term estimates and incorporate through-the-cycle considerations, these are expected to be less volatile than actual loss experience. The impact of this deduction, however, may vary from time to time as the accounting measure of impairment moves closer to or further away from the regulatory measure of expected losses.
     In May 2009, the FSA published a definition of core tier 1 capital that excludes hybrid instruments such as non-innovative preference shares and innovative tier 1 securities. The definition also requires all regulatory adjustments to tier 1 capital to be made to core tier 1 capital, other than the deduction for material holdings and 50 per cent of the tax credit for expected losses. Disclosures are now made on this basis and comparatives have been adjusted accordingly.
     The FSA’s rules permit the inclusion of profits in tier 1 capital to the extent that they have been verified in accordance with the FSA’s General Prudential Sourcebook by the external auditor. Verification procedures covering interim profits for the half-year to 30 June 2009 were completed by the external auditor on 3 August 2009 and therefore these interim profits have been included in the Group’s tier 1 capital.
Credit risk
Basel II provides three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties, group other counterparties into broad categories and apply standardised risk weightings to these categories. The next level, the IRB foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but subjects their quantified estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.
     The regulatory measure of expected losses under the IRB approaches is calculated by multiplying PD by EAD and LGD. The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules, which incorporates these factors and other variables such as maturity and correlation.
     For credit risk, with the FSA’s approval, HSBC has adopted the IRB advanced approach for the majority of its business with effect from 1 January 2008, with the remainder on either IRB foundation or standardised approaches.
     For consolidated group reporting, the FSA’s rules permit the use of other regulators’ standardised approaches where they are considered equivalent. The use of other regulators’ IRB approaches is subject to the agreement of the FSA. A rollout plan is in place to extend coverage of the advanced approach over the next few years for both local and consolidated Group reporting, leaving a small residue of exposures on the standardised approach.
     Counterparty credit risk in both the trading and non-trading books is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches; standardised, IRB foundation and IRB advanced.
     HSBC uses the mark-to-market and internal model method approaches for counterparty credit risk. Its longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.
Securitisation
Basel II specifies two methods for calculating credit risk requirements for securitisation positions in the non-trading book, being the standardised and IRB approaches. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range between 7 per cent and 1,250 per cent. Within the IRB approach, for securitisations where the commercial paper is rated, the internal assessment approach (‘IAA’) is used to calculate risk weights for unrated positions, such as liquidity facilities and programme wide enhancements.
     HSBC uses the IRB approach for the majority of its non-trading book securitisation positions, while those in the trading book are treated like other market risk positions.
Market risk
Market risk is the risk that movements in market risk factors, including foreign exchange, commodity prices, interest rates, credit spread and equity prices will reduce HSBC’s income or the value of its portfolios. Market risk is measured, with FSA permission, using Value at Risk (‘VAR’) models, or the standard rules prescribed by the FSA.
     HSBC uses both VAR and standard rules approaches for market risk. Its longer-term aim is to migrate more positions from standard rules to VAR.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Operational risk
Basel II also introduces capital requirements for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements.
     HSBC has adopted the standardised approach in determining its Group operational risk capital requirements.
Pillar 2
The second pillar of Basel II (Supervisory Review and Evaluation Process — ‘SREP’) involves both firms and regulators taking a view on whether a firm should hold additional capital against risks not covered in pillar 1. Part of the pillar 2 process is the Internal Capital Adequacy Assessment Process (‘ICAAP’) which is the firm’s self assessment of the levels of capital that it needs to hold. The pillar 2 process culminates in the FSA providing firms with Individual Capital Guidance (‘ICG’). The ICG is set as a capital resources requirement higher than that required under pillar 1.
Pillar 3
Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework. HSBC published the first full set of pillar 3 disclosures for 31 December 2008, including quantitative tables, on 11 May 2009.

Capital structure

	At	At	At
	30 June	30 June	31 December
	2009	2008[1]	2008[1]
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity[2]	118,355	126,785	93,591
Minority interests	6,943	7,226	6,638
Less:
Preference share premium	(1,405)	(1,405)	(1,405)
Preference share minority interests	(2,342)	(2,170)	(2,110)
Goodwill capitalised and intangible assets	(28,130)	(40,360)	(26,861)
Unrealised losses on available-for-sale debt securities
— consolidated entities[3]	2,020	1,830	5,191
— deconsolidated entities[4]	16,207	7,245	16,248
Other regulatory adjustments[5,6]	(6,568)	(4,083)	(8,360)
50% of excess of expected losses over impairment allowances	(3,375)	(3,490)	(2,660)

Core equity tier 1 capital	101,705	91,578	80,272
Preference share premium	1,405	1,405	1,405
Preference share minority interests	2,342	2,170	2,110
Innovative tier 1 securities and other regulatory adjustments[6]	11,901	12,698	11,549

Tier 1 capital	117,353	107,851	95,336

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,250	2,768	1,726
Collective impairment allowances[7]	3,917	3,564	3,168
Perpetual subordinated debt	2,972	3,113	2,996
Term subordinated debt	44,027	44,036	41,204
Minority and other interests in tier 2 capital	300	300	300

Total qualifying tier 2 capital before deductions	53,466	53,781	49,394

Unconsolidated investments[8]	(10,568)	(11,183)	(9,613)
50% of excess of expected losses over impairment allowances	(3,375)	(3,490)	(2,660)
Other deductions	(1,690)	(9)	(997)

Total deductions other than from tier 1 capital	(15,633)	(14,682)	(13,270)

Total regulatory capital	155,186	146,950	131,460

	At	At	At
	30 June	30 June	31 December
	2009	2008[1]	2008[1]
	US$m	US$m	US$m
Risk-weighted assets
Credit and counterparty risk	962,055	1,071,482	956,596
Market risk	76,105	52,533	70,264
Operational risk	121,114	107,466	121,114

Total	1,159,274	1,231,481	1,147,974

	%	%	%

Capital ratios
Core equity tier 1 ratio	8.8	7.4	7.0
Tier 1 ratio	10.1	8.8	8.3
Total capital ratio	13.4	11.9	11.4

1	The FSA published a definition of core equity tier 1 capital in May 2009. Comparatives have been restated accordingly.

2	Includes externally verified profits for the half-year to 30 June 2009.

3	Under FSA rules, unrealised gains/losses on debt securities net of deferred tax must be excluded from capital resources.

4	Relates to entities (mainly SPEs) that are not consolidated for regulatory purposes.

5	Includes removal of the fair value gains and losses, net of deferred tax, arising from the credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value.

6	Includes a tax credit adjustment in respect of the excess of expected losses over impairment allowances.

7	Under Basel II, only collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.

8	Mainly comprise investments in insurance entities.

Source and application of tier 1 capital

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	95,336	104,967	107,851
Changes to tier 1 capital arising from transition to pro forma Basel II basis		(3,282)

Opening pro forma tier 1 capital under Basel II rules		101,685
Consolidated profit/(loss) attributable to shareholders of the parent company	3,347	7,722	(1,994)
Dividends	(2,728)	(6,823)	(4,478)
Add back: shares issued in lieu of dividends	814	2,488	1,105
Decrease/(increase) in goodwill and intangible assets deducted	(1,269)	(1,505)	13,499
Removal of own credit spread	1,384	(625)	(3,985)
Ordinary shares issued
Rights issue (net of expenses)[1]	18,179	—	—
Other	3	52	418
Innovative tier 1 securities issued	—	2,134	(1)
Other (including exchange differences)	2,287	2,723	(17,079)

Closing tier 1 capital	117,353	107,851	95,336

Movement in risk-weighted assets
Opening risk-weighted assets	1,147,974	1,123,782	1,231,481
Changes to risk-weighted assets arising from transition to pro forma Basel II basis		40,867

Opening Basel II pro forma risk-weighted assets		1,164,649

Movements	11,300	66,832	(83,507)

Closing risk-weighted assets	1,159,274	1,231,481	1,147,974

1	Rights issue excludes a loss of US$344 million on a forward foreign exchange contract associated with hedging the proceeds of the rights issue which is recognised in net trading income.

Movement in tier 1 capital
HSBC complied with the FSA’s capital adequacy requirements throughout 2008 and the first half of 2009. The rights issue increased tier 1 capital by US$17.8 billion. Profits attributable to shareholders of the parent company of US$3.3 billion include losses of US$1.4 billion from own credit spread, net of deferred tax, which do not impact regulatory capital. The resulting contribution to tier 1 capital was therefore US$4.7 billion, less dividends to shareholders, partly offset by shares issued in lieu

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
of dividends, of US$1.9 billion. The weakening US dollar caused foreign currency translation differences to increase tier 1 capital by US$3.7 billion.
Movement in risk-weighted assets
Total risk-weighted assets (‘RWA’s) increased by US$11.3 billion, or 1 per cent, in the first half of 2009. Foreign currency translation effects are estimated to have increased RWAs by US$30 billion, mainly as a result of the weakening of the US dollar, particularly against sterling, resulting in an estimated underlying decrease of US$18.7 billion in RWAs. Movements in credit risk,
Risk-weighted assets by principal subsidiary
counterparty risk and market risk RWAs, reflected the effect of active exposure management, partly offset by procyclical effects. Counterparty risk RWAs were also reduced by the tightening of credit spreads and reduced market volatility.
Risk-weighted assets by principal subsidiary
In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Risk-weighted assets
The Hongkong and Shanghai Banking Corporation	264,546	263,127	247,626

Hang Seng Bank	49,640	48,199	44,211
HSBC Bank Malaysia[1]	8,810	—	—
The Hongkong and Shanghai Banking Corporation and other subsidiaries	206,096	214,928	203,415

HSBC Bank	347,629	441,186	379,695

HSBC Private Banking Holdings (Suisse)	19,854	25,501	20,422
HSBC France	61,200	80,571	65,557
HSBC Bank and other subsidiaries	266,575	335,114	293,716

HSBC North America	392,043	374,017	373,955

HSBC Finance	190,483	187,762	187,660
HSBC Bank Canada	33,532	34,950	35,336
HSBC Bank USA and other subsidiaries	168,028	151,305	150,959

HSBC Mexico	21,209	22,615	21,037
HSBC Bank Middle East	33,414	34,681	35,217
HSBC Bank Malaysia[1]	—	11,745	11,182
HSBC Brazil	32,655	35,301	30,851
HSBC Bank Panama	8,265	10,178	9,498
Bank of Bermuda	4,735	4,230	4,759
Other	54,778	34,401	34,154

	1,159,274	1,231,481	1,147,974

1	HSBC Bank Malaysia was transferred within the Group to the ownership of The Hongkong and Shanghai Banking Corporation Limited with effect from 2 January 2009.

HSBC HOLDINGS PLC
Board of Directors and Senior Management
Directors
S K Green, Group Chairman
Age 60. An executive Director since 1998; Group Chief Executive from 2003 to 2006. Joined HSBC in 1982. Chairman of HSBC Bank plc and HSBC Private Banking Holdings (Suisse) SA. A director of HSBC France, HSBC North America Holdings Inc. and The Hongkong and Shanghai Banking Corporation Limited. Chairman of The British Bankers’ Association and, since 30 April 2009, a non-executive director of BASF SE.
     Mr Green is a career banker having joined The Hongkong and Shanghai Banking Corporation Limited in 1982 with responsibility for corporate planning activities. He was Group Treasurer, with responsibility for the HSBC’s treasury and capital markets businesses globally from 1992 to 1998 and Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003, when he was appointed Group Chief Executive. He has worked in Hong Kong, New York, the Middle East and London and has extensive international experience and knowledge of the HSBC Group.
M F Geoghegan, CBE, Group Chief Executive
Age 55. An executive Director since 2004. Joined HSBC in 1973. Chairman of the Group Management Board. Chairman of HSBC Bank Canada and HSBC Latin America Holdings (UK) Limited. Deputy Chairman of HSBC Bank plc. A director of The Hongkong and Shanghai Banking Corporation Limited and HSBC North America Holdings Inc. Chairman and a director of HSBC Bank USA, N.A. and HSBC USA Inc. until 7 May 2009. Chief Executive of HSBC Bank plc from 2004 to 2006. Responsible for all of HSBC’s business throughout South America from 2000 to 2003. President of HSBC Bank Brasil S.A. — Banco Múltiplo from 1997 to 2003.
     Mr Geoghegan is a career banker with over 35 years’ international experience with HSBC. He has worked in the Americas, Asia, the Middle East and Europe. He established the Group’s operations in Brazil in 1997 following the creation of Banco HSBC Bamerindus S.A and in 2003 he was honoured with a CBE in recognition of his contribution to British business interests in Brazil.
† S A Catz
Age 47. President of Oracle Corporation. A non-executive Director since May 2008. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.
     Ms Catz brings to the Board a background in international business leadership, having helped transform Oracle into the second biggest producer of management software and the world’s leading supplier of software for information management.
V H C Cheng, GBS, OBE
Age 61. Chairman of The Hongkong and Shanghai Banking Corporation Limited. An executive Director since February 2008. Joined HSBC in 1978. Appointed a Group General Manager in 1995 and a Group Managing Director in 2005. Chairman of HSBC Bank (China) Company Limited and HSBC Global Asset Management (Hong Kong) Limited and a director of HSBC Bank Australia Limited and HSBC Bank (Vietnam) Limited. A non-executive director of Great Eagle Holdings Limited and, since 10 July 2009, of MTR Corporation Limited. Vice Chairman of the China Banking Association and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Appointed a member of the National Committee of the 11th Chinese People’s Political Consultative Conference (‘CPPCC’), and a senior adviser to the 11th Beijing Municipal Committee of the CPPCC. A non-executive director of Swire Pacific Limited from 2005 to 2008. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2005.
     Mr Cheng is a career banker with extensive international business experience particularly in Asia. Mr Cheng is Vice President of the Hong Kong Institute of Bankers and was Chairman of the Process Review Panel for the Securities and Futures Commission. Chairman of the Standing Committee on Directorate Salaries and Conditions of Service of the Hong Kong Government until 1 April 2009. From 1989 to 1991, he was seconded to the Hong Kong Government’s Central Policy Unit and served as an adviser to the Governor of Hong Kong.
† M K T Cheung, GBS, OBE
Age 61. A non-executive Director since 1 February 2009. A non-executive director of Hang Seng Bank Limited, HKR International Limited, Hong Kong Exchanges and Clearing Limited and Sun Hung Kai Properties Limited. A non-official member of the Executive Council of the Hong Kong Special Administrative Region. Non-executive Chairman of the Airport Authority Hong Kong and the Council of the Hong Kong University of Science and Technology. A director of The Association of

HSBC HOLDINGS PLC
Board of Directors and Senior Management (continued)
Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. Chairman and Chief Executive Officer of KPMG Hong Kong from 1996 to 2003. A Council Member of the Open University of Hong Kong until 19 June 2009. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2008.
     Dr Cheung brings to the Board a wealth of experience in international business and financial accounting, particularly in Greater China and the wider Asian economy. He retired from KPMG Hong Kong in 2003 after more than 30 years’ distinguished service with the firm. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
† J D Coombe
Age 64. Non-executive Chairman of Hogg Robinson Group plc. A non-executive Director since 2005. A member of the Group Audit Committee and of the Remuneration Committee. A non-executive director of Home Retail Group plc. A trustee of the Royal Academy Trust. Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; a non-executive director of Experian Finance plc (formerly GUS plc); a member of the Supervisory Board of Siemens AG; Chairman of The Hundred Group of Finance Directors and a member of the Accounting Standards Board.
     Mr Coombe brings to the Board a wealth of experience in international business, financial accounting and the pharmaceutical industry. As Chief Financial Officer of GlaxoSmithKline he had responsibility for the Group’s financial operations globally. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
† J L Durán
Age 44. Chief Executive Officer of Devanlay SA since 1 July 2009. A non-executive Director since January 2008. A non-executive director of France Telecom. Senior Adviser for the Boston Consultancy Group during the first half of 2009. Chief Executive of Carrefour SA until December 2008. Former appointments at Carrefour SA include: Chairman of its Management Board of Directors; Chief Financial Officer and Managing Director, Organisation and Systems.
     Mr Durán brings to the Board a background in international finance, retail and consulting in developed and emerging markets. He joined Carrefour SA in 1991 and held a number of positions within Carrefour’s businesses in Spain, southern Europe and the Americas.
† R A Fairhead
Age 47. Chairman, Chief Executive Officer and director of Financial Times Group Limited. A non-executive Director since 2004. Chairman of the Group Audit Committee and a member of the Nomination Committee. A director of Pearson plc and Chairman of Interactive Data Corporation. A non-executive director of The Economist Newspaper Limited. Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; and Finance Director of Pearson plc.
     Mrs Fairhead brings to the Board a wealth of experience in international industry, publishing, finance and general management. As the former Finance Director of Pearson plc she oversaw the day to day running of the finance function and was directly responsible for global financial reporting and control, tax and treasury. She has a Master’s degree in Business Administration from the Harvard Business School.
D J Flint, CBE, Group Finance Director
Age 54. Joined HSBC as an executive Director in 1995. A non-executive director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs and the Business Government Forum on Tax and Globalisation. Co-Chairman of the Counterparty Risk Management Policy Group III. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. Chairman of HSBC Finance Corporation and a director of HSBC North America Holdings Inc. until 7 May 2009. A former partner in KPMG.
     Mr Flint has extensive financial experience particularly in banking, multinational financial reporting, treasury and securities trading operations. In 2006 he was honoured with a CBE in recognition of his services to the finance industry. He is a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and a Fellow of The Chartered Institute of Management Accountants.
A A Flockhart, CBE
Age 57. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and

Global Head of Commercial Banking. An executive Director since May 2008. Joined HSBC in 1974. Appointed a Group Managing Director in 2006. Chairman of HSBC Bank Malaysia Berhad. Appointed Vice Chairman and a director of HSBC Bank (Vietnam) Limited in November 2008. A director of Hang Seng Bank Limited, HSBC Bank Australia Limited and HSBC Bank (China) Company Limited. A member of the Asia Pacific Senior Advisory Council, Visa Inc. President and Group Managing Director Latin America and the Caribbean from 2006 to 2007. Chief Executive Officer, Mexico from 2002 to 2006. Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Managing Director of The Saudi British Bank from 1997 to 1999.
     Mr Flockhart is a career banker, being an emerging markets specialist with over 30 years’ experience with HSBC across Latin America, the Middle East and Asia. In 2007 he was honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico.
* W K L Fung, SBS, OBE
Age 60. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. Chairman of the Corporate Sustainability Committee. Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive director of Integrated Distribution Services Group Limited, Convenience Retail Asia Limited and an independent non-executive director of Shui On Land Limited and VTech Holdings Limited. Former appointments include: non-executive director of Bank of Communications; Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2008.
     Mr Fung brings to the Board 30 years’ experience in running a major international conglomerate specialising in supply chain management through the borderless manufacturing of global consumer products. During his leadership the family business of Li & Fung has become one of the largest trading companies in Hong Kong with over 80 offices worldwide.
S T Gulliver
Age 50. Chief Executive of Global Banking and Markets and HSBC Global Asset Management. An executive Director since May 2008. Joined HSBC in 1980. Appointed a Group Managing Director in 2004. Chairman of HSBC France since 1 January 2009. A director of HSBC Bank plc, HSBC Private Banking Holdings (Suisse) SA and The Hongkong and Shanghai Banking Corporation Limited. Deputy Chairman and a member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. A director of HSBC North America Holdings Inc. until 7 May 2009. Co-Head of Global Banking and Markets from 2003 to 2006. Head of Global Markets from 2002 to 2003. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002.
     Mr Gulliver is a career banker with over 28 years’ international experience with HSBC. He has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. Global Banking and Markets is the wholesale banking division of the Group with operations in more than 60 countries and territories.
† J W J Hughes-Hallett, SBS
Age 59. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Group Audit Committee and of the Nomination Committee. A non-executive director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive director and former Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association, the Governing Body of the School of Oriental and African Studies, University of London and of the Governing Board of the Courtauld Institute of Art. A director of China Festival 2008 until 27 July 2009. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2004.
     Mr Hughes-Hallett brings to the Board a background in financial accounting and the management of a broad range of businesses in a number of international industries, including aviation, property, manufacturing and trading, in the UK, Far East and Australia. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

HSBC HOLDINGS PLC
Board of Directors and Senior Management (continued)
† W S H Laidlaw
Age 53. Chief Executive Officer of Centrica plc. A non-executive Director since January 2008. A member of the Remuneration Committee. Former appointments include: Executive Vice President of Chevron Corporation; independent non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.
     Mr Laidlaw brings to the Board significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. He has a Master’s degree in Business Administration from INSEAD.
† J R Lomax
Age 64. Former Deputy Governor, Monetary Stability, at the Bank of England and a member of the Monetary Policy Committee. A non-executive Director since December 2008. A member of the Group Audit Committee since 1 March 2009. A non-executive director of The Scottish American Investment Company PLC and, since 31 July 2009, of Reinsurance Group of America Inc. A director of the Council of Imperial College, London since 1 June 2009 and a member of the Board of the Royal National Theatre. Former appointments include: Deputy Governor of the Bank of England from 2003 to 2008; serving as Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and at the Welsh Office from 1996 to 2003; and Vice President and Chief of Staff to the President of the World Bank from 1995 to 1996.
     Ms Lomax brings to the Board business experience in both the public and private sectors and a deep knowledge of the operation of the UK government and the financial system.
† Sir Mark Moody-Stuart, KCMG
Age 68. Chairman of Hermes Equity Ownership Services Limited since 21 July 2009. A non-executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Sustainability Committee. A non-executive director of Accenture Limited and Saudi Aramco. Chairman of the Global Business Coalition on HIV/AIDS and the Global Compact Foundation and a member of the board of the UN Global Compact. Former appointments include: director and Chairman of Anglo American plc until 31 July 2009; director and Chairman of The ‘Shell’ Transport and Trading Company, plc; Chairman of the Committee
of Managing Directors of the Royal Dutch/Shell Group of Companies; and a Governor of Nuffield Hospitals.
     Sir Mark brings to the Board many years’ experience of leading global organisations and of having worked during his career in nine countries. He works with many non-governmental organisations to improve companies’ commitment to socially responsible activities.
† G Morgan
Age 63. Non-executive Chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Manning Centre for Building Democracy. A non-executive director of HSBC Bank Canada from 1996 to 2006. Former appointments include: Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation; director of Alcan Inc. and Lafarge North America, Inc.
     Mr Morgan brings to the Board a background in technical, operational, financial and management positions and has led large international companies in the energy and engineering sectors. He has been recognised as Canada’s most respected Chief Executive Officer in a national poll of Chief Executives. He is currently a business columnist for Canada’s largest national newspaper.
† N R N Murthy, CBE
Age 62. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. A non-executive Director since May 2008. A member of the Corporate Sustainability Committee. An independent non-executive director of Unilever plc and a director of the United Nations Foundation. An independent non-executive director of New Delhi Television Limited until 22 July 2009. A former independent non-executive director of DBS Group Holdings Limited and DBS Bank Limited.
     Mr Murthy brings to the Board experience in information technology, corporate governance and education, particularly in India. He founded Infosys Technologies Limited in India in 1981 and was its Chief Executive Officer for 21 years. Under his leadership, Infosys established a global footprint and was listed on NASDAQ in 1999. During his career he has worked in France and India.

† S M Robertson, senior independent non-executive Director
Age 68. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 2006 and senior independent non-executive Director since 2007. A member of the Nomination Committee. A non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House Covent Garden Limited. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. Former appointments include: Managing Director of Goldman Sachs International; and Chairman of Dresdner Kleinwort Benson.
     Mr Robertson brings to the Board a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. During his career he has worked in France, Germany, the UK and the USA.
† J L Thornton
Age 55. A non-executive Director since December 2008. A member of the Remuneration Committee since 24 April 2009. Non-executive Chairman and a director of HSBC North America Holdings Inc since December 2008. Professor and director of the Global Leadership Program at the Tsinghua University School of Economics and Management. Chairman of the Brookings Institution Board of Trustees. A non-executive director of Ford Motor Company, Intel Corporation, Inc., News Corporation, Inc. and China Unicom (Hong Kong) Limited. A director of National Committee on United States-China Relations and a Trustee of Asia Society, China Institute, The China Foreign Affairs University, the Palm Beach Civic Association and the United World College of East Africa Trust. A member of the Council on Foreign Relations, the China Securities Regulatory Commission International Advisory Committee and China Reform Forum International Advisory Committee. Former appointments include: a non-executive director of Industrial and Commercial Bank of China Limited from 2005 until 2008; and President, Co-Chief Operating Officer and Director of the Goldman Sachs Group, Inc. from 1999 until 2003.
     Mr Thornton brings to the Board experience that bridges developed and developing economies and the public and private sectors. He has a deep knowledge of financial services and education systems, particularly in Asia. During his 23 year career with Goldman Sachs, he played a key role in the firm’s global development and was Chairman of Goldman Sachs Asia.
† Sir Brian Williamson, CBE
Age 64. Chairman of Electra Private Equity plc. A non-executive Director since 2002. Chairman of the Nomination Committee. A director of NYSE Euronext and Climate Exchange plc. Former appointments include: Chairman of London International Financial Futures and Options Exchange; Gerrard Group plc; and non-executive director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.
     Sir Brian brings to the Board extensive experience in money and bond markets, futures, options and commodities trading internationally. He established the London International Financial Futures and Options Exchange in the 1980s and led the Exchange’s development of its electronic trading platform in the mid-1990s. He is a member of the Guild for International Bankers.

*	Non-executive Director

†	Independent non-executive Director
Secretary
R G Barber
Age 58. Group Company Secretary. Appointed a Group General Manager in 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.
Adviser to the Board
D J Shaw
Age 63. An Adviser to the Board since 1998. Solicitor. A former partner in Norton Rose. A director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) SA. A non-executive director of Kowloon Development Company Limited and Shui On Land Limited.
Group Managing Directors
A Almeida
Age 53. Group Head of Human Resources. A Group Managing Director since February 2008. Joined HSBC in 1992. Appointed a Group General Manager

HSBC HOLDINGS PLC
Board of Directors and Senior Management (continued)
in 2007. Global Head of Human Resources for Global Banking and Markets, Global Asset Management, Global Private Banking, Global Transaction Banking and HSBC Amanah from 1996 to June 2007.
E Alonso
Age 54. Group Managing Director and Head of HSBC Latin America and the Caribbean. A Group Managing Director since May 2008. Joined HSBC in 1997. Appointed a Group General Manager in 2006. Chairman Grupo Financiero HSBC, S.A. de C.V. and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC. Deputy Chief Executive of HSBC Investment Bank Brasil S.A. — Banco de Investimento. A director of HSBC Latin America Holdings (UK) Limited, HSBC Argentina Holdings S.A. and HSBC Bank Brasil S.A. — Banco Múltiplo. Managing Director of HSBC (Brasil) Administradora de Consorcio Ltda. and HSBC Serviços e Participaçoes Ltda. President of the Board of Directors of HSBC Bank (Panamá) S.A.
C C R Bannister
Age 50. Group Managing Director, Insurance. A Group Managing Director since 2006. Joined HSBC in 1994. Chairman of HSBC Insurance Holdings Limited and, since 16 January 2009, of HSBC Insurance Brokers Limited. A director of HSBC Assurance Vie. Chief Executive Officer, HSBC Group Private Banking from 1998 to 2006. Deputy Chief Executive Officer, HSBC Securities (USA) Inc. from 1996 to 1997.
K M Harvey
Age 48. Group Chief Technology and Services Officer. A Group Managing Director since October 2008. Joined HSBC Finance in 1989. Group Chief Information Officer from 2004 to September 2008. President of HSBC Technology and Services (USA) Inc. from 2003 to 2004. Group Executive for HSBC North America from 1993 to 2002. Managing Director of Data Processing, HFC Bank Limited from 1992 to 1993. Director of Banking Systems, HSBC North America from 1990 to 1992.
A C Hungate
Age 42. Global Head of Personal Financial Services and Marketing. Joined HSBC as a Group Managing Director in 2007. Chairman of HSBC Bank A.S. since 6 January 2009 and a director of HSBC Bank Egypt S.A.E since 26 May 2009. Formerly Managing Director, Asia Pacific at Reuters.
Worldwide Chief Marketing Officer of Reuters between 2002 and 2005.
B P McDonagh
Age 51. Chief Executive Officer and director, HSBC North America Holdings Inc. A Group Managing Director since February 2008. Joined HSBC in 1979. Chairman of HSBC Finance Corporation, HSBC USA Inc. and HSBC Bank USA, N.A. since 7 May 2009. A director of The Bank of Bermuda Limited since 1 January 2009. A director of HSBC Bank Canada and HSBC Latin America Holdings (UK) Limited. Chief Executive Officer, HSBC Finance Corporation and Chief Operating Officer of HSBC North America Holdings Inc. from 2007 to February 2008. Chief Operating Officer, HSBC Bank USA, N.A. from 2004 to 2006.
Y A Nasr
Age 54. Group Managing Director, Strategic Investments. Chairman of HSBC Bank Middle East Limited. A Group Managing Director since 2004. Joined HSBC in 1976. Deputy Chairman of HSBC Bank Egypt S.A.E. and a director of HSBC Private Banking Holdings (Suisse) SA. Deputy Chairman of HSBC Bank Middle East Limited from 2007 to December 2008 and Chief Executive Officer from 2007 to 21 May 2009. President, HSBC Bank Brasil S.A. — Banco Múltiplo from 2003 to 2006. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA, N.A. from 1999 to 2003. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999.
B Robertson
Age 55. Group Chief Risk Officer. A Group Managing Director since February 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. Group General Manager, Group Credit and Risk from 2005 to 2007. Head of Global Banking and Markets for North America from 2003 to 2005.
P A Thurston
Age 55. Chief Executive, HSBC Bank plc since 1 April 2009. A Group Managing Director since May 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. A director of HSBC Bank plc since June 2008. Former Chairman of Grupo Financiero HSBC, S.A. de C.V. and former Chief Executive Officer of HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC.

HSBC HOLDINGS PLC
Financial Statements (unaudited)
Consolidated income statement for the half-year to 30 June 2009

		Half-year to
		30 June	30 June	31 December
		2009	2008	2008
	Notes	US$m	US$m	US$m

Interest income		32,479	47,164	44,137
Interest expense		(11,941)	(25,986)	(22,752)

Net interest income		20,538	21,178	21,385

Fee income		10,191	13,381	11,383
Fee expense		(1,763)	(2,390)	(2,350)

Net fee income		8,428	10,991	9,033

Trading income excluding net interest income		4,301	639	208
Net interest income on trading activities		1,954	3,195	2,518

Net trading income		6,255	3,834	2,726

Changes in fair value of long-term debt issued and related derivatives		(2,300)	577	6,102
Net income/(expense) from other financial instruments designated at fair value		777	(1,161)	(1,666)

Net income/(expense) from financial instruments designated at fair value		(1,523)	(584)	4,436
Gains less losses from financial investments		323	817	(620)
Dividend income		57	88	184
Net earned insurance premiums		5,012	5,153	5,697
Gains on disposal of French regional banks		—	—	2,445
Other operating income		1,158	1,435	373

Total operating income		40,248	42,912	45,659
Net insurance claims incurred and movement in liabilities to policyholders		(5,507)	(3,437)	(3,452)

Net operating income before loan impairment charges and other credit risk provisions		34,741	39,475	42,207
Loan impairment charges and other credit risk provisions		(13,931)	(10,058)	(14,879)

Net operating income		20,810	29,417	27,328

Employee compensation and benefits		(9,207)	(10,925)	(9,867)
General and administrative expenses		(6,258)	(7,479)	(7,781)
Depreciation and impairment of property, plant and equipment		(814)	(863)	(887)
Goodwill impairment	18	—	(527)	(10,037)
Amortisation and impairment of intangible assets		(379)	(346)	(387)

Total operating expenses		(16,658)	(20,140)	(28,959)

Operating profit/(loss)		4,152	9,277	(1,631)

Share of profit in associates and joint ventures		867	970	691

Profit/(loss) before tax		5,019	10,247	(940)

Tax expense	6	(1,286)	(1,941)	(868)

Profit/(loss) for the period		3,733	8,306	(1,808)

Profit/(loss) attributable to shareholders of the parent company		3,347	7,722	(1,994)
Profit attributable to minority interests		386	584	186

		US$	US$	US$

Basic earnings per ordinary share[1]	4	0.21	0.57	(0.16)
Diluted earnings per ordinary share[1]	4	0.21	0.57	(0.15)
For footnote, see page 206.

HSBC HOLDINGS PLC
Financial Statements (unaudited) (continued)
Consolidated statement of comprehensive income for the half-year to 30 June 2009

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Profit/(loss) for the period	3,733	8,306	(1,808)

Other comprehensive income
Available-for-sale investments	3,870	(8,306)	(13,598)

— fair value gains/(losses) taken to equity	4,067	(8,475)	(15,247)
— fair value gains transferred to income statement on disposal	(720)	(920)	(396)
— amounts transferred to the income statement in respect of impairment losses	872	384	1,395
— income taxes	(349)	705	650

Cash flow hedges	452	(195)	319

— fair value gains/(losses) taken to equity	(111)	914	(2,634)
— fair value gains/(losses) transferred to income statement	856	(1,134)	2,888
— income taxes	(293)	25	65

Actuarial losses on defined benefit plans	(2,609)	(695)	(480)

— before income taxes	(3,578)	(910)	(699)
— income taxes	969	215	219

Share-based payments — income taxes	(9)	(9)	9
Share of other comprehensive income of associates and joint ventures	105	(342)	(217)
Exchange differences	3,450	3,170	(15,375)

Other comprehensive income for the period, net of tax	5,259	(6,377)	(29,342)

Total comprehensive income for the period	8,992	1,929	(31,150)

Total comprehensive income for the period attributable to:
— shareholders of the parent company	8,388	1,523	(30,748)
— minority interests	604	406	(402)

	8,992	1,929	(31,150)

Consolidated balance sheet at 30 June 2009

		At	At	At
		30 June	30 June	31 December
		2009	2008	2008
	Notes	US$m	US$m	US$m
ASSETS
Cash and balances at central banks		56,368	13,473	52,396
Items in the course of collection from other banks		16,613	16,719	6,003
Hong Kong Government certificates of indebtedness		16,156	14,378	15,358
Trading assets	7	414,358	473,537	427,329
Financial assets designated at fair value	8	33,361	40,786	28,533
Derivatives	9	310,796	260,664	494,876
Loans and advances to banks		182,266	256,981	153,766
Loans and advances to customers		924,683	1,049,200	932,868
Financial investments	10	353,444	274,750	300,235
Other assets	11	34,250	52,670	37,822
Current tax assets		1,201	1,443	2,552
Prepayments and accrued income		14,486	17,801	15,797
Interests in associates and joint ventures		12,316	11,259	11,537
Goodwill and intangible assets		29,105	40,814	27,357
Property, plant and equipment		14,573	15,713	14,025
Deferred tax assets		7,867	6,490	7,011

Total assets		2,421,843	2,546,678	2,527,465

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		16,156	14,378	15,358
Deposits by banks		129,151	154,152	130,084
Customer accounts		1,163,343	1,161,923	1,115,327
Items in the course of transmission to other banks		16,007	15,329	7,232
Trading liabilities	12	264,562	340,611	247,652
Financial liabilities designated at fair value	13	77,314	89,758	74,587
Derivatives	9	298,876	251,357	487,060
Debt securities in issue		156,199	230,267	179,693
Other liabilities		70,125	48,435	72,384
Current tax liabilities		2,274	3,082	1,822
Liabilities under insurance contracts		48,184	46,851	43,683
Accruals and deferred income		13,184	17,592	15,448
Provisions		1,949	1,872	1,730
Deferred tax liabilities		1,849	1,924	1,855
Retirement benefit liabilities		7,238	3,619	3,888
Subordinated liabilities		30,134	31,517	29,433

Total liabilities		2,296,545	2,412,667	2,427,236

Equity
Called up share capital		8,658	6,003	6,053
Share premium account		8,390	8,097	8,463
Other equity instruments		2,133	2,134	2,133
Other reserves		19,186	27,561	(3,747)
Retained earnings		79,988	82,990	80,689

Total shareholders’ equity		118,355	126,785	93,591
Minority interests		6,943	7,226	6,638

Total equity		125,298	134,011	100,229

Total equity and liabilities		2,421,843	2,546,678	2,527,465

HSBC HOLDINGS PLC
Financial Statements (unaudited) (continued)
Consolidated statement of cash flows for the half-year to 30 June 2009

		Half-year to
	Notes	30 June 2009	30 June 2008	31 December 2008
		US$m	US$m	US$m
Cash flows from operating activities
Profit/(loss) before tax		5,019	10,247	(940)

Adjustments for:
— non-cash items included in profit before tax	15	16,255	12,900	28,405
— change in operating assets	15	(37,279)	(101,131)	119,254
— change in operating liabilities	15	22,246	69,395	(132,808)
— elimination of exchange differences[2]		(7,878)	(11,632)	47,764
— net gain from investing activities		(911)	(1,555)	(2,640)
— share of profits in associates and joint ventures		(867)	(970)	(691)
— dividends received from associates		195	405	250
— contribution paid to defined benefit plans		(440)	(416)	(303)
— tax paid		118	(2,152)	(2,962)

Net cash generated from/(used in) operating activities		(3,542)	(24,909)	55,329

Cash flows from investing activities
Purchase of financial investments		(163,988)	(123,464)	(153,559)
Proceeds from the sale and maturity of financial investments		112,927	126,384	96,754
Purchase of property, plant and equipment		(781)	(1,112)	(1,873)
Proceeds from the sale of property, plant and equipment		2,203	2,156	311
Proceeds from the sale of loan portfolios		3,961	—	9,941
Net purchase of intangible assets		(463)	(553)	(616)
Net cash inflow/(outflow) from acquisition of and increase in stake of subsidiaries		(574)	1,608	(295)
Net cash inflow from disposal of subsidiaries		—	440	2,539
Net cash outflow from acquisition of and increase in stake of associates		(20)	(122)	(233)
Net cash inflow from the consolidation of funds		—	—	16,500
Proceeds from disposal of associates and joint ventures		308	(8)	109

Net cash generated from/(used in) investing activities		(46,427)	5,329	(30,422)

Cash flows from financing activities
Issue of ordinary share capital		18,181	52	415

— rights issue		18,179	—	—
— other		2	52	415

Issue of other equity instruments		—	2,134	(1)
Net purchases and sales of own shares for market-making and investment purposes		(51)	(202)	8
Purchases of own shares to meet share awards and share option awards		(62)	(783)	(25)
On exercise of share options		—	14	13
Subordinated loan capital issued		2,763	5,582	1,512
Subordinated loan capital repaid		(154)	6	(356)
Dividends paid to shareholders of the parent company		(2,426)	(3,825)	(3,386)
Dividends paid to minority interests		(433)	(394)	(320)
Dividends paid to holders of other equity instruments		(89)	—	(92)

Net cash generated from/(used in) financing activities		17,729	2,584	(2,232)

Net increase/(decrease) in cash and cash equivalents		(32,240)	(16,996)	22,675

Cash and cash equivalents at the beginning of the period		278,872	297,009	287,538

Exchange differences in respect of cash and cash equivalents		5,064	7,525	(31,341)

Cash and cash equivalents at the end of the period	15	251,696	287,538	278,872

For footnote, see page 206.

Consolidated statement of changes in equity for the half-year to 30 June 2009

	Half-year to 30 June 2009
					Other reserves
			Other		Available-			Share-		Total
	Called up		equity		for-sale	Cash flow	Foreign	based		share-
	share	Share	instru-	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium[3]	ments	earnings[4]	reserve	reserve[5]	reserve	reserve	reserve[6]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January	6,053	8,463	2,133	80,689	(20,550)	(806)	(1,843)	1,995	17,457	93,591	6,638	100,229
Shares issued under employee share plans	—	3	—	—	—	—	—	—	—	3	—	3
Shares issued in lieu of dividends and amounts arising thereon[3]	75	(75)	—	814	—	—	—	—	—	814	—	814
Shares issued in respect of rights issue	2,530	—	—	—	—	—	—	—	15,649	18,179	—	18,179
Dividends to shareholders	—	—	—	(2,728)	—	—	—	—	—	(2,728)	(513)	(3,241)
Own shares adjustment	—	—	—	(113)	—	—	—	—	—	(113)	—	(113)
Exercise and lapse of share options and vesting of share awards	—	—	—	658	—	—	—	(699)	—	(41)	—	(41)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	355	—	355	—	355
Other movements	—	(1)	—	(103)	—	—	—	11	—	(93)	12	(81)
Net increase in minority interest arising on acquisition, disposal and capital issuance	—	—	—	—	—	—	—	—	—	—	202	202
Total comprehensive income for the period	—	—	—	771	3,755	466	3,396	—	—	8,388	604	8,992

At 30 June	8,658	8,390	2,133	79,988	(16,795)	(340)	1,553	1,662	33,106	118,355	6,943	125,298

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.
Dividends per ordinary share at 30 June 2009 were US$0.18 (30 June 2008: US$0.57; 31 December 2008: US$0.36).
For footnotes, see page 206.

HSBC HOLDINGS PLC
Financial Statements (unaudited) (continued)
Consolidated statement of changes in equity for the half-year to 30 June 2009 (continued)

	Half-year to 30 June 2008
					Other reserves
			Other		Available-			Share-		Total
	Called up		equity		for-sale	Cash flow	Foreign	based		share-
	share	Share	instru-	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium[3]	ments	earnings[4]	reserve	reserve[5]	reserve	reserve	reserve[6]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January	5,915	8,134	—	81,097	850	(917)	10,055	1,968	21,058	128,160	7,256	135,416
Shares issued under employee share plans	2	50	—	—	—	—	—	—	—	52	—	52
Shares issued in lieu of dividends and amounts arising thereon[3]	86	(87)	—	2,489	—	—	—	—	—	2,488	—	2,488
Capital securities issued during the period[7]	—	—	2,134	—	—	—	—	—	—	2,134	—	2,134
Dividends to shareholders	—	—	—	(6,823)	—	—	—	—	—	(6,823)	(506)	(7,329)
Own shares adjustment	—	—	—	(985)	—	—	—	—	—	(985)	—	(985)
Exercise and lapse of share options and vesting of share awards	—	—	—	500	—	—	—	(587)	—	(87)	—	(87)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	427	—	427	—	427
Other movements	—	—	—	15	(30)	(12)	—	(77)	—	(104)	(5)	(109)
Net increase in minority interest arising on acquisition, disposal and capital issuance	—	—	—	—	—	—	—	—	—	—	75	75
Total comprehensive income for the period	—	—	—	6,697	(8,112)	(187)	3,125	—	—	1,523	406	1,929

At 30 June	6,003	8,097	2,134	82,990	(7,292)	(1,116)	13,180	1,731	21,058	126,785	7,226	134,011

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.
For footnotes, see page 206.

	Half-year to 31 December 2008
					Other reserves
			Other		Available-			Share-		Total
	Called up		equity		for-sale	Cash flow	Foreign	based		share-
	share	Share	instru-	Retained	fair value	hedging	exchange	payment	Merger	holders’	Minority	Total
	capital	premium[3]	ments	earnings[4]	reserve	reserve[5]	reserve	reserve	reserve[6]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 July	6,003	8,097	2,134	82,990	(7,292)	(1,116)	13,180	1,731	21,058	126,785	7,226	134,011
Shares issued under employee share plans	18	400	—	—	—	—	—	—	—	418	—	418
Shares issued in lieu of dividends and amounts arising thereon[3]	32	(34)	—	1,107	—	—	—	—	—	1,105	—	1,105
Capital securities issued during the period[7]	—	—	—	—	—	—	—	—	—	—	—	—
Dividends to shareholders	—	—	—	(4,478)	—	—	—	—	—	(4,478)	(307)	(4,785)
Own shares adjustment	—	—	—	(17)	—	—	—	—	—	(17)	—	(17)
Exercise and lapse of share options and vesting of share awards	—	—	—	327	—	—	—	(261)	—	66	—	66
Cost of share-based payment arrangements	—	—	—	—	—	—	—	392	—	392	—	392
Other movements	—	—	(1)	(267)	104	17	82	133	—	68	78	146
Transfers	—	—	—	3,601	—	—	—	—	(3,601)	—	—	—
Net increase in minority interest arising on acquisition, disposal and capital issuance	—	—	—	—	—	—	—	—	—	—	43	43
Total comprehensive income for the period	—	—	—	(2,574)	(13,362)	293	(15,105)	—	—	(30,748)	(402)	(31,150)

At 31 December	6,053	8,463	2,133	80,689	(20,550)	(806)	(1,843)	1,995	17,457	93,591	6,638	100,229

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.
For footnotes, see page 206.

HSBC HOLDINGS PLC
Financial Statements (unaudited) (continued)
Footnotes to Financial Statements

1	The effect of the bonus element within the rights issue has been included within the calculation of basic and diluted earnings per share for the period, through an adjustment to the weighted average number of ordinary and dilutive potential ordinary shares outstanding. Comparative data has been restated on this basis.

2	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

3	Share premium includes the deduction of US$1 million (30 June 2008: US$1 million; 31 December 2008; US$2 million) in respect of issue costs incurred during the period.

4	Retained earnings include 180,429,757 (US$2,429 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (30 June 2008; 187,083,746 (US$3,235 million):
31 December 2008; 194,751,829 (US$3,094 million)).

5	Amounts transferred to the income statement in respect of cash flow hedges include US$284 million loss (30 June 2008; US$172 million income: 31 December 2008; US$152 million loss) taken to ‘Net interest income’ and US$567 million (30 June 2008; US$962 million:
31 December 2008; US$1,602 million) taken to ‘Net trading income’.

6	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value differences of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation were recognised in the merger reserve. At 31 December 2008, an amount of US$3,601 million was transferred from this reserve to retained earnings as a result of impairment in HSBC Holdings’ investment in HSBC Overseas Holdings (UK) Limited. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,649 million was recognised in the merger reserve. The merger reserve includes the deduction of US$611 million in respect of costs relating to the rights issue and excludes the loss of US$344 million on a forward foreign exchange contract associated with hedging the proceeds of the rights issue. For further details see Note 19 on the Financial Statements.

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.

7	During April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities (‘Capital Securities’) of which there were US$66 million of issuance costs, which are classified as equity under IFRSs. The Capital Securities are exchangeable at HSBC Holdings’ option into non-cumulative dollar preference shares on any coupon payment date. Interest on the Capital Securities is paid quarterly and may be deferred at the discretion of HSBC Holdings. The Capital Securities may only be redeemed at the option of HSBC Holdings.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited)

1 Basis of preparation
(a)	Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’).

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

During the period ended 30 June 2009, HSBC adopted the following significant standards and revisions to standards:
•	On 1 January 2009, HSBC adopted IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaced IAS 14 ‘Operating Segments’. IFRS 8 requires an entity to disclose information about its segments which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. HSBC’s operating segments are organised into six geographical regions, Europe, Hong Kong, Rest of Asia-Pacific, Middle East, North America and Latin America. Because of the nature of the Group, HSBC’s chief operating decision-maker regularly reviews operating activity on a number of bases, including by geography, by customer group, and by retail businesses and global businesses. HSBC’s IFRS 8 operating segments were determined to be geographical segments because the chief operating decision- maker uses information on geographical segments in order to make decisions about allocating resources and assessing performance.

IFRS 8 requires segment financial information to be reported using the same measures reported to the chief operating decision-maker for the purpose of making decisions about allocating resources to the operating segments and assessing their performance. Information provided to the chief operating decision-maker of HSBC to make decisions about allocating resources and assessing performance of operating segments is measured in accordance with IFRSs.

•	On 1 January 2009, HSBC adopted the revised IAS 1 ‘Presentation of Financial Statements’ (‘IAS 1’). The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The adoption of the revised standard has no effect on the results reported in HSBC’s consolidated financial statements. It does, however, result in certain presentational changes in HSBC’s financial statements, including:
–	the presentation of all items of income and expenditure in two financial statements, the ‘Consolidated income statement’ and the ‘Consolidated statement of comprehensive income’; and

–	the presentation of the ‘Consolidated statement of changes in equity’ as a financial statement, which replaces the ‘Equity’ note on the financial statements.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
•	On 8 October 2009, the IASB issued ‘Classification of Rights Issues-Amendment to IAS 32’ which is effective for annual periods beginning on or after 1 February 2010. HSBC has elected to adopt the amendment in advance of the effective date and, as required by IAS 8, has applied the amendment retrospectively. The amendment requires that rights issues, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights issues, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendment had no effect on the consolidated financial statements of HSBC.
During the period ended 30 June 2009, HSBC adopted a number of amendments to standards and interpretations which had an insignificant effect on the consolidated financial statements. These are described on pages 342 to 344 of the Annual Report and Accounts 2008.

(b)	Comparative information

These interim consolidated financial statements include comparative information as required by IAS 34, the UK Disclosure and Transparency Rules and the Hong Kong listing rules.

(c)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from those reported. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, the impairment of available-for-sale financial assets and deferred tax assets. These critical accounting policies are described on pages 61 to 66 of the Annual Report and Accounts 2008.

(d)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. The method adopted by HSBC to consolidate its subsidiaries is described on page 341 of the Annual Report and Accounts 2008.

(e)	Future accounting developments

Standards and Interpretations issued by the IASB

A revised IFRS 3 ‘Business Combinations’ and an amended IAS 27 ‘Consolidated and Separate Financial Statements’, were issued on 10 January 2008. The revisions and amendments to the standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after 1 July 2009. The main changes under the standards are that:
•	acquisition-related costs are recognised as expenses in the income statement in the period they are incurred;

•	equity interests held prior to control being obtained are remeasured to fair value at the time control is obtained, and any gain or loss is recognised in the income statement;

•	changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between equity holders and reported in equity; and

•	an option is available, on a transaction-by-transaction basis, to measure any non-controlling (previously referred to as minority) interests in the entity acquired either at fair value, or at the non-controlling interests’ proportionate share of the net identifiable assets of the entity acquired.
The effect that the changes will have on HSBC’s consolidated financial statements will depend on the incidence and timing of business combinations occurring on or after 1 January 2010.

(f)	Changes in composition of the Group

Acquisition of PT Bank Ekonomi Raharja Tbk (‘Bank Ekonomi’)

In May 2009, HSBC completed the acquisition of 88.89 per cent of Bank Ekonomi, in Indonesia, for cash consideration of US$608 million. Following acquisition of the initial stake, HSBC was required under Indonesian law to make a mandatory tender offer for a further holding of up to 10.11 per cent. HSBC completed the mandatory tender offer in July 2009.
2 Accounting policies
The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on pages 344 to 359 of the Annual Report and Accounts 2008, except as discussed in Note 1, Basis of preparation. The methods of computation applied by HSBC for these interim consolidated financial statements are consistent with those applied for the Annual Report and Accounts 2008.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
3 Dividends
Dividends to shareholders of the parent company were as follows:

	Half-year to
	30 June 2009			30 June 2008			31 December 2008
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.10	1,210	624	0.39	4,620	2,233	—	—	—
In respect of current year:
– first interim dividend	0.08	1,384	190	0.18	2,158	256	—	—	—
– second interim dividend	—	—	—	—	—	—	0.18	2,166	727
– third interim dividend	—	—	—	—	—	—	0.18	2,175	380

	0.18	2,594	814	0.57	6,778	2,489	0.36	4,341	1,107

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		—	—
June dividend	15.50	23		15.50	23		—	—
September dividend	—	—		—	—		15.50	22
December dividend	—	—		—	—		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital securities classified as equity
July coupon	—	—					0.541	47
October coupon	—	—					0.508	45
January coupon	0.508	44					—	—
April coupon	0.508	45					—	—

	1.016	89					1.049	92

On 3 August 2009, the Directors declared a second interim dividend in respect of the financial year ending 31 December 2009 of US$0.08 per ordinary share, a distribution of approximately US$1,386 million. The second interim dividend was paid on 7 October 2009 to holders of ordinary shares on the Register at the close of business on 21 August 2009. Further details are contained in item 7 of Additional Information on page 243. No liability is recorded in the financial statements in respect of the second interim dividend for 2009.

On 15 July 2009, HSBC paid a further coupon on the Capital Securities of US$0.508 per security, a distribution of US$45 million. No liability is recorded in the balance sheet at 30 June 2009 in respect of this coupon payment.
4 Earnings per share
Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

In April 2009, HSBC Holdings completed a rights issue, details of which are provided in Note 19. The effect of the bonus element included within the rights issue has been included within the calculation of basic and diluted earnings per share. The effect of the rights issue was to increase the weighted average number of ordinary shares by 3,359 million (first half of 2008: 1,732 million; second half of 2008: 1,754 million) and dilutive potential ordinary shares by 12 million (first half of 2008: 10 million; second half of 2008: 20 million).

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Profit/(loss) attributable to shareholders of the parent company	3,347	7,722	(1,994)
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(89)	—	(92)

Profit/(loss) attributable to ordinary shareholders of the parent company	3,213	7,677	(2,131)

Basic and diluted earnings per share

	Half-year to 30 June 2009			Half-year to 30 June 2008			Half-year to 31 December 2008
		Number	Amount		Number	Amount		Number	Amount
	Profit	of shares	per share	Profit	of shares	per share	Loss	of shares	per share
	US$m	(millions)	US$	US$m	(millions)	US$	US$m	(millions)	US$
Basic	3,213	15,353	0.21	7,677	13,469	0.57	(2,131)	13,640	(0.16)
Effect of dilutive potential ordinary shares		52			79			155

Diluted	3,213	15,405	0.21	7,677	13,548	0.57	(2,131)	13,795	(0.15)

5 Post-employment benefits
Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Current service cost	335	404	359
Interest cost	711	928	830
Expected return on plan assets	(647)	(1,012)	(908)
Past service cost	3	3	4
Gains on curtailments	(53)	(16)	(35)
(Gains)/losses on settlements	—	(73)	6
Other gains	(499)	—	—

Net defined benefit cost	(150)	234	256

HSBC revalues its defined benefit post-employment plans each year at 31 December, in consultation with the plans’ local actuaries. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward.

The triennial valuation applicable to the HSBC Bank (UK) Pension Scheme as at 31 December 2008 is currently underway and is due to be completed no later than 31 March 2010.

At 30 June each year, HSBC revalues all plan assets to current market prices. HSBC also reviews the assumptions used to calculate the defined benefit obligations (the liabilities of the plans) and updates the carrying amount of the obligations if there have been significant changes as a consequence of changes in assumptions.

In the first half of 2009, there was a decrease in the average yields of high quality (AA rated or equivalent) debt instruments in the UK, together with a rise in inflation expectations. As a result, the defined benefit obligation for the HSBC Bank (UK) Pension Scheme increased by US$2,340 million in respect of changes to discount and inflation rate assumptions. For other plans, the average discount rates used generally increased after 31 December 2008 resulting in a decrease in the defined benefit obligations of US$382 million. All differences from changes in the assumptions used were recognised directly in equity as actuarial gains or losses.

The US$53 million curtailment gain reported in the above table results primarily from the reduction in the number of employees covered by three defined benefit plans as a result of restructuring.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
The US$499 million other gains relate to an accounting benefit following a restructuring of the basis of delivery of death in service and ill health early retirement benefits to certain UK employees.

The discount rates used to calculate HSBC’s obligations under its defined benefit pension and post-employment healthcare plans were as follows:

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	%	%	%
UK	6.20	6.60	6.50
Hong Kong	2.65	3.45	1.19
US	6.50	7.05	6.05
Jersey	6.20	6.50	6.50
Mexico	8.50	8.50	8.10
Brazil	11.25	10.75	10.75
France	5.75	6.25	5.75
Canada	6.50	6.00	7.19
Switzerland	3.00	3.30	2.60
Germany	5.75	6.25	5.75
The inflation rate used to calculate the HSBC Bank (UK) Pension Scheme obligation at 30 June 2009 was 3.6 per cent (30 June 2008: 4.0 per cent; 31 December 2008: 2.9 per cent). Rates of pay and pension increases were adjusted in line with this inflation assumption. There were no changes to other assumptions.

Actuarial gains and losses

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Experience gains/(losses) on plan liabilities	42	(231)	96
Experience losses on plan assets	(1,620)	(1,361)	(2,966)
Gains/(losses) from changes in actuarial assumptions	(2,000)	682	2,125
Other movements	—	—	46

Total net actuarial losses	(3,578)	(910)	(699)

Actuarial gains and losses comprise experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. The experience gains and losses on plan assets arise as a result of the difference between the expected returns on the plan assets and the actual movement in the value of the plan assets during the period. The changes in actuarial assumptions arise as a result of changes in the plan assumptions, primarily discount rates and inflation rates, as previously described.

Total cumulative net actuarial losses recognised in equity at 30 June 2009 were US$4,639 million (30 June 2008: US$362 million cumulative losses; 31 December 2008: US$1,061 million cumulative losses).

As disclosed in ‘Related party transactions’ in the Annual Report and Accounts 2008, HSBC Bank (UK) Pension Scheme entered into collateralised swap transactions with HSBC to manage the inflation and interest rate sensitivity of the Scheme’s pension obligations. At 30 June 2009, the swaps had a positive fair value of US$609 million to the scheme (30 June 2008: US$979 million positive to the scheme; 31 December 2008: US$1,779 million positive to the scheme). All swaps were executed at prevailing market rates and within standard market bid-offer spreads.

6 Tax expense

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Current tax
UK corporation tax charge	60	991	680
Overseas tax	1,472	1,306	397

	1,532	2,297	1,077

Deferred tax
Origination and reversal of temporary differences	(246)	(356)	(209)

Tax expense	1,286	1,941	868

Effective tax rate	25.6%	18.9%	(92.3)%
The UK corporation tax rate applying to HSBC was 28 per cent (2008: 30 per cent to 1 April 2008 and 28 per cent thereafter). Overseas tax included Hong Kong profits tax of US$416 million (first half of 2008: US$529 million; second half of 2008: US$317 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5 per cent (2008: 16.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate. The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

	Half-year to
	30 June 2009		30 June 2008		31 December 2008
	US$m	%	US$m	%	US$m	%
Analysis of overall tax expense[1]
Taxation at UK corporation tax rate of 28 per cent (2008: 28.5 per cent)[2]	1,405	28.0	2,920	28.5	(268)	28.5
Goodwill impairment	—	—	150	1.5	2,860	(304.1)
Effect of taxing overseas profits in principal locations at different rates	(598)	(11.9)	(560)	(5.5)	(779)	82.9
Tax-free gains	(34)	(0.7)	(267)	(2.6)	(749)	79.7
Adjustments in respect of prior period liabilities	(5)	(0.1)	2	—	(69)	7.3
Low income housing tax credits[3]	(49)	(1.0)	(51)	(0.5)	(52)	5.5
Effect of profit in associates and joint ventures	(243)	(4.8)	(263)	(2.6)	(210)	22.3
Effect of previously unrecognised temporary differences[4]	(60)	(1.2)	(80)	(0.8)	(18)	1.9
Deferred tax temporary differences not provided	852	17.0	—	—	225	(23.9)
Other items	18	0.3	90	0.9	(72)	7.7

Overall tax expense	1,286	25.6	1,941	18.9	868	(92.3)

1	Interim period income tax expense is accrued using the estimated average annual effective income tax rates, which have been substantively enacted by 30 June 2009, and which will be applicable to expected total annual earnings.

2	The change in the UK corporation tax rate from 30 per cent to 28 per cent with effect from 1 April 2008 gave rise to a blended tax rate for 2008 of 28.5 per cent.

3	Low income housing tax credits are designed to encourage the provision of rental housing for low income households in the US.

4	The effect of previously unrecognised temporary differences principally relates to the recognition of trading losses.
In March 2009, the UK Government announced its intention to propose to Parliament that gains or losses on transactions designed to hedge foreign exchange exposures connected to rights issues should be disregarded for tax purposes. The tax expense would have increased by US$96 million if this legislation had been substantively enacted by 30 June 2009. This legislation was enacted in August 2009 and the tax charge for the full year will reflect this.

For the period ended 30 June 2009, HSBC’s share of associates’ tax on profit was US$203 million (30 June 2008: US$298 million; 31 December 2008: US$217 million), which is included within share of profit in associates and joint ventures in the income statement. Of the total net deferred tax assets of US$7.9 billion at 30 June 2009 (30 June 2008: US$6.5 billion; 31 December 2008: US$7.0 billion), US$4.9 billion (30 June 2008: US$4.5 billion; 31 December 2008: US$5.0 billion) arose in

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
respect of HSBC’s US operations where there has been a recent history of losses. Management’s analysis of the recognition of these deferred tax assets significantly discounts the income expected from future US operations and relies to a greater extent on continued liquidity and capital support to the US operations from HSBC, including tax planning strategies implemented in relation to such support. During the second quarter of 2009, HSBC decided to limit the level and duration of excess capital it expects to invest in its US operations as part of these tax planning strategies and, as a result, US$0.9 billion of the potential increase in the deferred tax assets up to 30 June 2009 has not been recognised. However, management’s analysis continues to support the assumption that it is probable that there will be sufficient taxable income to utilise the deferred tax assets that have been recognised in respect of the US operations as at 30 June 2009.
7 Trading assets

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	313,641	319,672	340,675
– which may be repledged or resold by counterparties	100,717	153,865	86,654

	414,358	473,537	427,329

Treasury and other eligible bills	22,990	7,417	32,458
Debt securities	190,870	191,482	199,619
Equity securities	25,484	42,608	21,878

	239,344	241,507	253,955
Loans and advances to banks	73,636	95,359	73,055
Loans and advances to customers	101,378	136,671	100,319

	414,358	473,537	427,329

Trading securities valued at fair value

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
US Treasury and US Government agencies[1]	22,586	17,851	26,621
UK Government	8,936	7,620	10,586
Hong Kong Government	6,637	5,001	6,648
Other government	95,672	92,452	98,983
Asset-backed securities[2]	4,769	19,122	6,566
Corporate debt and other securities	75,260	56,853	82,673
Equity securities	25,484	42,608	21,878

	239,344	241,507	253,955

1	Includes securities that are supported by an explicit guarantee issued by the US Government.

2	Excludes asset-backed securities included under US Treasury and US Government agencies.
Included within the above figures are debt securities issued by banks and other financial institutions of US$41,590 million (30 June 2008: US$61,528 million; 31 December 2008: US$49,997 million), of which US$4,129 million (30 June 2008: US$1,586 million; 31 December 2008: US$3,449 million) are guaranteed by various governments.

Trading securities listed on a recognised exchange and unlisted

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2009
Listed on a recognised exchange[1]	50	146,939	24,798	171,787
Unlisted	22,940	43,931	686	67,557

	22,990	190,870	25,484	239,344

Fair value at 30 June 2008
Listed on a recognised exchange[1]	120	111,143	41,433	152,696
Unlisted	7,297	80,339	1,175	88,811

	7,417	191,482	42,608	241,507

Fair value at 31 December 2008
Listed on a recognised exchange[1]	1	145,370	20,871	166,242
Unlisted	32,457	54,249	1,007	87,713

	32,458	199,619	21,878	253,955

1	Included within listed securities are US$3,552 million (30 June 2008: US$4,217 million; 31 December 2008: US$3,870 million) of investments listed in Hong Kong.
Loans and advances to banks held for trading

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Reverse repos	42,085	76,487	48,188
Settlement accounts	18,040	11,547	4,337
Stock borrowing	2,017	3,400	1,888
Other	11,494	3,925	18,642

	73,636	95,359	73,055

Loans and advances to customers held for trading

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Reverse repos	47,168	59,083	58,285
Settlement accounts	20,933	36,137	10,116
Stock borrowing	18,778	25,829	13,740
Other	14,499	15,622	18,178

	101,378	136,671	100,319

8 Financial assets designated at fair value

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Treasury and other eligible bills	495	240	235
Debt securities	19,825	23,356	16,349
Equity securities	12,060	16,768	10,993

Securities designated at fair value	32,380	40,364	27,577
Loans and advances to banks	204	421	230
Loans and advances to customers	777	1	726

	33,361	40,786	28,533

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Securities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
US Treasury and US Government agencies[1]	88	334	93
UK Government	4,995	683	992
Hong Kong Government	244	353	284
Other government	3,153	4,507	3,624
Asset-backed securities[2]	6,598	7,478	6,492
Corporate debt and other securities	5,242	10,241	5,099
Equity securities	12,060	16,768	10,993

	32,380	40,364	27,577

1	Includes securities that are supported by an explicit guarantee issued by the US Government.

2	Excludes asset-backed securities included under US Treasury and US Government agencies.
Included within the above figures are debt securities issued by banks and other financial institutions of US$13,391 million (30 June 2008: US$14,255 million; 31 December 2008: US$10,351 million), of which US$47 million (30 June 2008: nil; 31 December 2008: US$14 million) are guaranteed by various governments.

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2009
Listed on a recognised exchange[1]	69	7,126	8,684	15,879
Unlisted	426	12,699	3,376	16,501

	495	19,825	12,060	32,380

Fair value at 30 June 2008
Listed on a recognised exchange[1]	85	4,877	12,492	17,454
Unlisted	155	18,479	4,276	22,910

	240	23,356	16,768	40,364

Fair value at 31 December 2008
Listed on a recognised exchange[1]	80	3,490	8,140	11,710
Unlisted	155	12,859	2,853	15,867

	235	16,349	10,993	27,577

1	Included within listed securities are US$608 million (30 June 2008: US$1,201 million; 31 December 2008: US$576 million) of investments listed in Hong Kong.

9 Derivatives
Fair values of derivatives by product contract type

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Foreign exchange	66,117	1,408	67,525	61,436	303	61,739
Interest rate	172,811	4,051	176,862	167,607	3,539	171,146
Equities	17,216	—	17,216	18,815	—	18,815
Credit derivatives	47,828	—	47,828	45,775	—	45,775
Commodity and other	1,365	—	1,365	1,401	—	1,401

Total fair values	305,337	5,459	310,796	295,034	3,842	298,876

At 30 June 2008
Foreign exchange	67,045	4,161	71,206	62,982	288	63,270
Interest rate	117,874	2,466	120,340	116,985	2,656	119,641
Equities	19,999	—	19,999	19,385	—	19,385
Credit derivatives	46,090	—	46,090	45,687	—	45,687
Commodity and other	3,029	—	3,029	3,374	—	3,374

Total fair values	254,037	6,627	260,664	248,413	2,944	251,357

At 31 December 2008
Foreign exchange	115,803	2,010	117,813	115,311	826	116,137
Interest rate	259,672	4,481	264,153	252,131	4,435	256,566
Equities	18,660	—	18,660	21,913	—	21,913
Credit derivatives	91,271	—	91,271	89,715	—	89,715
Commodity and other	2,979	—	2,979	2,729	—	2,729

Total fair values	488,385	6,491	494,876	481,799	5,261	487,060

The 37 per cent decrease in the fair value of derivative assets during the first half of 2009 was driven by steepening yield curves of major currencies and narrowing of credit spreads. The decrease in the notional contract amounts of HSBC’s derivatives in the same period was only 4 per cent. However, IFRSs only permit netting of assets and liabilities with the same counterparty in very limited circumstances, even when there are contractually agreed netting arrangements in place.

A description of HSBC’s determination of the fair values of financial instruments, including derivatives, is provided on pages 114 to 124.

Trading derivatives

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the reporting date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for trading purposes by product type

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Foreign exchange	2,849,035	3,704,399	3,045,017
Interest rate	12,148,712	13,143,237	12,435,965
Equities	226,043	343,343	221,053
Credit derivatives	1,377,155	2,075,700	1,583,337
Commodity and other	46,577	96,985	63,103

	16,647,522	19,363,664	17,348,475

Credit derivatives

The notional contract amount of credit derivatives of US$1,377 billion (30 June 2008: US$2,076 billion; 31 December 2008: US$1,583 billion) consisted of protection bought of US$680 billion (30 June 2008: US$1,020 billion; 31 December 2008: US$778 billion) and protection sold of US$697 billion (30 June 2008: US$1,056 billion; 31 December 2008: US$806 billion).

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
The difference between the notional amounts bought and sold is attributable to HSBC selling protection on large, diversified, predominantly investment-grade portfolios (including the most senior tranches) and then offsetting risk on these positions by buying protection on the more subordinated tranches of the same portfolios. In addition, HSBC uses securities to mitigate risks on certain derivative positions and credit derivative contracts to reduce counterparty exposures. Consequently, while there is a mismatch in notional amounts of credit derivatives bought and sold, this should not be interpreted as representing the open risk position. The credit derivative business operates within the market risk management framework described on page 173.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows.

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Unamortised balance at beginning of period	204	306	278
Deferral on new transactions	71	239	87
Recognised in the income statement during the period:
– amortisation	(44)	(117)	(51)
– subsequent to unobservable inputs becoming observable	(4)	(85)	(33)
– maturity or termination, or offsetting derivative	(19)	(68)	(31)
Exchange differences	10	5	(43)
Risk hedged	—	(2)	(3)

Unamortised balance at end of period[1]	218	278	204

1	This amount is yet to be recognised in the consolidated income statement.
Hedging instruments
The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	Cash flow	Fair value	Cash flow	Fair value	Cash flow	Fair value
	hedge	hedge	hedge	hedge	hedge	hedge
	US$m	US$m	US$m	US$m	US$m	US$m
Foreign exchange	12,943	2,453	16,518	3,190	14,931	2,602
Interest rate	212,673	44,346	288,721	29,736	229,785	27,305
Equities	—	—	—	41	—	—

	225,616	46,799	305,239	32,967	244,716	29,907

Fair value hedges

Fair value of derivatives designated as fair value hedges

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m
Foreign exchange	263	—	274	53	265	10
Interest rate	300	926	338	346	574	1,257

	563	926	612	399	839	1,267

Gains or losses arising from fair value hedges

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Gains/(losses):
– on hedging instruments	72	113	(409)
– on the hedged items attributable to the hedged risk	(75)	(133)	434

	(3)	(20)	25

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.

Cash flow hedges

Fair value of derivatives designated as cash flow hedges

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m
Foreign exchange	1,145	303	3,887	235	1,745	816
Interest rate	3,751	2,613	2,128	2,310	3,907	3,178

	4,896	2,916	6,015	2,545	5,652	3,994

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the period to 30 June 2009, a gain of US$33 million was recognised due to hedge ineffectiveness (first half of 2008: loss of US$15 million; second half of 2008: loss of US$25 million).

Hedges of net investments in foreign operations

At 30 June 2009, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$25 million (30 June 2008: liabilities of US$238 million; 31 December 2008: liabilities of US$52 million), and contract notional values of US$517 million (30 June 2008: US$238 million; 31 December 2008: US$161 million).

The ineffectiveness recognised in ‘Net trading income’ for the period ended 30 June 2009 was nil (first and second halves of 2008: nil).
10 Financial investments

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	346,877	270,098	287,479
– which may be repledged or resold by counterparties	6,567	4,652	12,756

	353,444	274,750	300,235

	At 30 June 2009		At 30 June 2008		At 31 December 2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Treasury and other eligible bills:
– available for sale	54,262	54,262	27,928	27,928	41,027	41,027

Debt securities:	290,382	290,663	237,341	237,477	251,957	253,001

– available for sale	274,092	274,092	226,318	226,318	237,944	237,944
– held to maturity	16,290	16,571	11,023	11,159	14,013	15,057

Equity securities:
– available for sale	8,800	8,800	9,481	9,481	7,251	7,251

Total financial investments	353,444	353,725	274,750	274,886	300,235	301,279

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Financial investments at amortised cost and fair value

	Amortised	Fair
	cost	value
	US$m	US$m
At 30 June 2009
US Treasury	20,936	20,963
US Government agencies[1]	14,105	14,266
US Government sponsored entities[1]	3,511	3,605
UK Government	9,028	9,138
Hong Kong Government	19,692	19,703
Other government	76,048	76,720
Asset-backed securities[2]	52,242	33,131
Corporate debt and other securities	168,644	167,399
Equities	6,874	8,800

	371,080	353,725

At 30 June 2008
US Treasury	7,197	7,195
US Government agencies[1]	6,646	6,630
US Government sponsored entities[1]	17,340	17,072
UK Government	142	140
Hong Kong Government	3,260	3,262
Other government	60,806	60,485
Asset-backed securities[2]	61,321	52,695
Corporate debt and other securities	119,355	117,926
Equities	7,048	9,481

	283,115	274,886

At 31 December 2008
US Treasury	11,528	11,755
US Government agencies[1]	8,131	8,307
US Government sponsored entities[1]	15,109	15,240
UK Government	16,077	16,217
Hong Kong Government	966	989
Other government	60,755	61,528
Asset-backed securities[2]	55,685	36,052
Corporate debt and other securities	145,269	143,940
Equities	5,901	7,251

	319,421	301,279

1	Includes securities that are supported by an explicit guarantee issued by the US Government.

2	Excludes asset-backed securities included under US Government agencies and sponsored entities.
Included within the above figures are debt securities issued by banks and other financial institutions of US$170,277 million (30 June 2008: US$135,576 million; 31 December 2008: US$140,878 million), of which US$70,398 million (30 June 2008: US$2,456 million; 31 December 2008: US$39,213 million) are guaranteed by various governments.

The fair value of the debt securities issued by banks and other financial instruments at 30 June 2009 was US$170,483 million (30 June 2008: US$135,477 million; 31 December 2008: US$141,526 million).

Financial investments listed on a recognised exchange and unlisted

	Treasury	Debt	Debt
	and other	securities	securities
	eligible bills	available	held to	Equity
	available for sale	for sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m
Carrying amount at 30 June 2009
Listed on a recognised exchange	7,834	134,312	2,143	712	145,001
Unlisted	46,428	139,780	14,147	8,088	208,443

	54,262	274,092	16,290	8,800	353,444

Carrying amount at 30 June 2008
Listed on a recognised exchange	1,299	96,030	2,094	2,264	101,687
Unlisted	26,629	130,288	8,929	7,217	173,063

	27,928	226,318	11,023	9,481	274,750

Carrying amount at 31 December 2008
Listed on a recognised exchange	3,539	108,972	2,332	471	115,314
Unlisted	37,488	128,972	11,681	6,780	184,921

	41,027	237,944	14,013	7,251	300,235

The fair value of listed held-to-maturity debt securities at 30 June 2009 was US$5,067 million (30 June 2008: US$4,696 million; 31 December 2008: US$4,926 million). Included within listed investments were US$1,481 million (30 June 2008: US$1,640 million; 31 December 2008: US$1,475 million) of investments listed in Hong Kong.

Maturities of investment securities at carrying amount

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Remaining contractual maturities of total debt securities:
– 1 year or less	70,497	92,110	72,551
– 5 years or less but over 1 year	140,343	64,692	93,824
– 10 years or less but over 5 years	28,412	20,316	28,141
– over 10 years	51,130	60,223	57,441

	290,382	237,341	251,957

Remaining contractual maturities of debt securities available for sale:
– 1 year or less	69,762	91,682	71,967
– 5 years or less but over 1 year	134,976	62,157	89,931
– 10 years or less but over 5 years	22,345	15,993	22,402
– over 10 years	47,009	56,486	53,644

	274,092	226,318	237,944

Remaining contractual maturities of debt securities held to maturity:
– 1 year or less	735	428	584
– 5 years or less but over 1 year	5,367	2,535	3,893
– 10 years or less but over 5 years	6,067	4,323	5,739
– over 10 years	4,121	3,737	3,797

	16,290	11,023	14,013

11 Non-current assets held for sale

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Interest in associates	—	2	2
Property, plant and equipment	1,099	2,599	2,007
Investment properties	1	118	2
Financial assets	846	11,454	62
Other	9	990	2

Total assets classified as held for sale	1,955	15,163	2,075

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Property, plant and equipment

Property, plant and equipment classified as held for sale results from the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. Neither a gain nor a loss was recognised on reclassifying these assets as held for sale. The majority arose within the geographical segment, North America.

During the third quarter of 2008, 8 Canada Square was reclassified out of non-current assets held for sale as described on page 414 of the Annual Report and Accounts 2008.

Financial assets

At 30 June 2009, financial assets classified as held for sale of US$805 million consisted of vehicle finance loans. Neither a gain nor a loss was recognised on reclassifying these assets as held for sale. These assets are presented in the geographical segment, North America.
12 Trading liabilities

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Deposits by banks	44,036	45,091	36,537
Customer accounts	116,227	147,000	113,053
Other debt securities in issue	30,746	44,363	31,288
Other liabilities — net short positions	73,553	104,157	66,774

	264,562	340,611	247,652

At 30 June 2009, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of US$415 million (30 June 2008: gain of US$300 million; 31 December 2008: gain of US$563 million).
13 Financial liabilities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Deposits by banks and customer accounts	6,535	7,306	6,618
Liabilities to customers under investment contracts	9,485	15,407	9,283
Debt securities in issue	34,576	39,704	34,969
Subordinated liabilities	23,416	22,706	20,316
Preference shares	3,302	4,635	3,401

	77,314	89,758	74,587

The carrying amount at 30 June 2009 of financial liabilities designated at fair value was US$2,777 million less than the contractual amount at maturity (30 June 2008: US$2,397 million less; 31 December 2008: US$1,851 million less). At 30 June 2009, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$5,451 million (30 June 2008: gain of US$2,443 million; 31 December 2008: gain of US$7,978 million).

14 Maturity analysis of assets and liabilities
The following is an analysis, by remaining contractual maturities at the reporting date, of asset and liability line items that represent amounts expected to be recovered or settled within one year, and after one year.

Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
At 30 June 2009
Assets
Financial assets designated at fair value	3,953	29,408	33,361
Loans and advances to banks	172,881	9,385	182,266
Loans and advances to customers	399,211	525,472	924,683
Financial investments	123,481	229,963	353,444
Other financial assets	23,041	6,537	29,578

	722,567	800,765	1,523,332

Liabilities
Deposits by banks	116,379	12,772	129,151
Customer accounts	1,123,792	39,551	1,163,343
Financial liabilities designated at fair value	5,540	71,774	77,314
Debt securities in issue	87,564	68,635	156,199
Other financial liabilities	69,204	3,463	72,667
Subordinated liabilities	392	29,742	30,134

	1,402,871	225,937	1,628,808

At 30 June 2008
Assets
Financial assets designated at fair value	8,590	32,196	40,786
Loans and advances to banks	245,718	11,263	256,981
Loans and advances to customers	495,856	553,344	1,049,200
Financial investments	99,446	175,304	274,750
Other financial assets	28,723	6,436	35,159

	878,333	778,543	1,656,876

Liabilities
Deposits by banks	145,597	8,555	154,152
Customer accounts	1,128,991	32,932	1,161,923
Financial liabilities designated at fair value	6,350	83,408	89,758
Debt securities in issue	134,198	96,069	230,267
Other financial liabilities	35,301	5,039	40,340
Subordinated liabilities	1,333	30,184	31,517

	1,451,770	256,187	1,707,957

At 31 December 2008
Assets
Financial assets designated at fair value	4,735	23,798	28,533
Loans and advances to banks	146,268	7,498	153,766
Loans and advances to customers	407,582	525,286	932,868
Financial investments	111,027	189,208	300,235
Other financial assets	27,642	6,308	33,950

	697,254	752,098	1,449,352

Liabilities
Deposits by banks	123,835	6,249	130,084
Customer accounts	1,083,426	31,901	1,115,327
Financial liabilities designated at fair value	7,368	67,219	74,587
Debt securities in issue	107,094	72,599	179,693
Other financial liabilities	70,898	4,860	75,758
Subordinated liabilities	745	28,688	29,433

	1,393,366	211,516	1,604,882

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
15 Notes on the statement of cash flows

	Half-year to
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Non-cash items included in profit before tax

Depreciation, amortisation and impairment	1,153	1,766	11,601
Revaluations on investment property	43	(27)	119
Share-based payment expense	355	427	392
Loan impairment losses gross of recoveries	13,710	10,436	14,598
Provisions for liabilities and charges	368	107	484
Impairment of financial investments	872	418	1,361
Charge for defined benefit plans	(150)	234	256
Accretion of discounts and amortisation of premiums	(96)	(461)	(406)

	16,255	12,900	28,405

Change in operating assets

Change in prepayments and accrued income	1,311	2,294	1,884
Change in net trading securities and net derivatives	1,922	(29,675)	6,382
Change in loans and advances to banks	(28,458)	1,605	20,991
Change in loans and advances to customers	(9,279)	(76,452)	83,731
Change in financial assets designated at fair value	(4,946)	2,923	9,834
Change in other assets	2,171	(1,826)	(3,568)

	(37,279)	(101,131)	119,254

Change in operating liabilities

Change in accruals and deferred income	(2,264)	(4,219)	(1,950)
Change in deposits by banks	(937)	20,947	(23,985)
Change in customer accounts	46,291	63,277	(30,905)
Change in debt securities in issue	(23,494)	(16,522)	(50,630)
Change in financial liabilities designated at fair value	262	(181)	(15,171)
Change in other liabilities	2,388	6,093	(10,167)

	22,246	69,395	(132,808)

Cash and cash equivalents comprise

Cash and balances at central banks	56,368	13,473	52,396
Items in the course of collection from other banks	16,613	16,719	6,003
Loans and advances to banks of one month or less	157,856	244,608	165,066
Treasury bills, other bills and certificates of deposit less than three months	36,866	28,067	62,639
Less: items in the course of transmission to other banks	(16,007)	(15,329)	(7,232)

	251,696	287,538	278,872

Interest and dividends

Interest paid	(16,696)	(31,752)	(28,590)
Interest received	36,975	53,945	53,074
Dividends received	835	1,339	537

16 Contingent liabilities, contractual commitments and guarantees

	At	At	At
	30 June	30 June	31 December
	2009	2008	2008
	US$m	US$m	US$m
Contingent liabilities and guarantees
Guarantees and irrevocable letters of credit pledged as collateral security	69,287	83,640	72,895
Other contingent liabilities	153	275	259

	69,440	83,915	73,154

Commitments
Documentary credits and short-term trade-related transactions	8,947	15,898	9,789
Forward asset purchases and forward forward deposits placed	1,966	1,380	197
Undrawn note issuing and revolving underwriting facilities	—	105	—
Undrawn formal standby facilities, credit lines and other commitments to lend	558,099	741,543	594,036

	569,012	758,926	604,022

The above table discloses the nominal principal amounts of contingent liabilities, commitments and guarantees; mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from litigation against the Group are disclosed in Note 20. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not representative of future liquidity requirements.

Financial Services Compensation Scheme

The UK Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit-takers such as Bradford & Bingley plc, Heritable Bank plc and Kaupthing Singer & Friedlander Limited. The compensation paid out to consumers is currently funded through loans from HM Treasury. HSBC Bank plc (‘the bank’) could be liable to pay a proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury which at 31 March 2009 stood at £18.2 billion (US$30 billion). The bank is also obligated to pay its share of forecast management expenses based on the bank’s market share of deposits protected under the FSCS. As at 30 June 2009 the bank has provisions of £121 million (US$200 million) in respect of the share of forecast management expense, including interest costs, for the 2008/9, 2009/10 and 2010/11 levy years. This accrual is based on the bank’s estimated share of total market protected deposits at 31 December 2007, 2008 and at 30 June 2009, respectively. However, the ultimate FSCS levy to the industry as a result of the 2008 collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the interest rate, the level of protected deposits and the population of FSCS members at the time.
17 Segmental analysis
Net operating income

			Rest of
			Asia-	Middle	North	Latin	Intra-
	Europe	Hong Kong	Pacific[1]	East[1]	America	America	HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to:
30 June 2009	9,541	4,441	3,478	978	652	3,067	(1,347)	20,810
30 June 2008	13,369	5,027	4,207	1,265	2,433	4,285	(1,169)	29,417
31 December 2008.	13,556	4,362	3,922	1,124	1,951	3,736	(1,323)	27,328

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Profit/(loss) before tax

			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific[1]	East[1]	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to:
30 June 2009[2]	2,976	2,501	2,022	643	(3,703)	580	—	5,019
30 June 2008	5,177	3,073	2,634	990	(2,893)	1,266	—	10,247
31 December 2008	5,692	2,388	2,088	756	(12,635)	771	—	(940)
Total assets

			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific[1]	East[1]	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009[2]	1,324,687	413,107	217,794	48,601	494,778	107,515	(184,639)	2,421,843
At 30 June 2008	1,384,022	371,584	239,224	51,777	568,114	122,009	(190,052)	2,546,678
At 31 December 2008	1,392,049	414,484	225,573	50,952	596,302	102,946	(254,841)	2,527,465

1	Comparative information has been restated to reflect the geographical segmentation as at 30 June 2009.

2	Changes due to the rights issue are included within Europe (see Note 19).
18	Goodwill impairment
It is HSBC’s policy to test goodwill allocated to each cash generating unit (‘CGU’) for impairment as at 1 July each year. Goodwill is also tested for impairment whenever there is an indication that goodwill may be impaired.

The allocation of goodwill to cash generating units (‘CGU’s) is described in Note 22 on page 409 of the Annual Report and Accounts 2008.

Given the extraordinary market events experienced globally during 2008, HSBC performed an additional impairment test on all of the CGUs within the Group as at 31 December 2008. As at 30 June 2009, HSBC reviewed the current and expected performance of the CGUs to determine whether there was any indication of potential impairment of the goodwill allocated to them. As a result of this review, and with the economic outlook remaining uncertain, further additional impairment tests were performed for Personal Financial Services — Europe and Personal Financial Services — Latin America. No impairment of the goodwill allocated to these CGUs was identified.

The recoverable amount of the CGUs to which goodwill has been allocated was determined based on value in use (‘VIU’) at each respective testing date for 2008 and 2009.

The process of identifying and evaluating goodwill impairment is inherently uncertain because it requires significant management judgement in making a series of estimations, the results of which are highly sensitive to the assumptions used.

The discount rate and the long-term growth rate are key assumptions in the VIU calculation, and the rates used are shown below.

	At 30 June 2009			At 31 December 2008
			Nominal			Nominal
			growth rate			growth rate
			beyond			beyond
	Goodwill at		initial	Goodwill at		initial
	30 June	Discount	cash flow	31 December	Discount	cash flow
	2009	rate	projections	2008	rate	projections
	US$m	%	%	US$m	%	%
Cash generating unit
Personal Financial Services — Europe	4,507	9.0	3.5	4,422	10.0	3.5
Personal Financial Services — Latin America	2,350	16.8	8.8	2,189	16.8	8.8

	6,857			6,611

Aggregate goodwill of US$15,927 million (31 December 2008: US$15,244 million) had been allocated to CGUs which were either not considered individually significant, or were considered individually significant but were not tested for impairment because there was no indication of impairment as at 30 June 2009.

The basis of the determination of the discount rates and nominal long-term growth rates applied and a discussion of the other key assumptions used in calculating the VIU of each CGU are included in Note 22 on page 409 of the Annual Report and Accounts 2008. Management considers that these remain appropriate and, in particular, that the discount rate used for Personal Financial Services — Latin America continues to be based on externally sourced rates.

Based on the conditions at the reporting date, management determined that a reasonably possible change in any of the key assumptions would not cause an impairment to be recognised in respect of Personal Financial Services — Europe and Personal Financial Services — Latin America.
19	Rights issue
On 2 March 2009, HSBC Holdings announced its proposal to raise £12.5 billion (US$17.8 billion), net of expenses, by way of a fully underwritten rights issue. Under the proposal, HSBC offered its shareholders the opportunity to acquire 5 new ordinary shares for every 12 ordinary shares at a price of 254 pence per new ordinary share. For shareholders on the Hong Kong and Bermuda Overseas Branch Registers this offer was expressed in Hong Kong dollars and US dollars respectively, fixed at published exchange rates on 27 February 2009. The proposal was subject to authorisation by the shareholders which was obtained at a general meeting held on 19 March 2009. The offer period commenced on 20 March 2009 and closed for acceptance on 3 April 2009. Dealing in the new shares began on 6 April 2009.
The following table shows the effect on HSBC’s basic and diluted earnings per share as a result of the rights issue:

	Half-year to 30 June 2009
		Number of	Amount
	Profit[1]	shares[2]	per share
	US$m	(millions)	US$
Pre-rights issue	3,213	11,994	0.27
Effect of rights issue		3,359

Post-rights issue (basic)	3,213	15,353	0.21
Effect of dilutive ordinary shares		52

Post-rights issue (diluted)	3,213	15,405	0.21

1	Profit/(loss) attributable to shareholders of the parent company less dividends and coupons payable on preference shares and capital securities, respectively, that are classified as equity instruments.

2	Weighted average number of ordinary shares.

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Share capital

Movement on HSBC Holdings share capital

	Number	US$m
At 1 January 2009	12,105,265,082	6,053
Shares issued in respect of rights issue	5,060,239,065	2,530
Shares issued under HSBC employee share plans.	347,892	—
Shares issued in lieu of dividends	148,790,530	75

At 30 June 2009	17,314,642,569	8,658

Merger reserve

As part of the arrangement for the rights issue, HSBC Holdings entered into a share-for-share exchange with Chinnery Limited, thereby availing itself of Statutory Share Premium Relief under Section 612 of the Companies Act 2006. The nominal value of the new shares issued was credited to share capital and the remaining consideration was credited to the merger reserve and translated into US dollars at the foreign exchange rate on that date.

Share options and share awards

The Remuneration Committee agreed to make adjustments to all unexercised share options and share awards under HSBC’s various share plans and share schemes as a consequence of the rights issue. The adjustments were based on the theoretical ex-rights price, which was considered to be the most appropriate methodology to reflect the rights issue. The adjustments under certain share plans and share schemes have been approved by the relevant tax authorities, where necessary.
20	Litigation
HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so, except as set out below.

On 27 July 2007, the UK Office of Fair Trading (‘OFT’) issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’). The OFT has been investigating the fairness of the charges. Pending the resolution of the proceedings, the Financial Services Authority (‘FSA’) has granted firms (including HSBC Bank plc) a waiver enabling them to place relevant complaints about the charges on hold and the County Courts have stayed all individual customer claims.

Court judgements given to date have confirmed that HSBC Bank plc’s current and historic charges do not constitute penalties but are capable of being tested for fairness. HSBC Bank plc (and all the other financial institutions involved in the legal proceedings) has appealed this latter finding to the House of Lords and that appeal took place from 23-25 June 2009. Judgement is awaited. A wide range of outcomes of the legal proceedings is possible, depending upon the result of the appeal to the House of Lords and, if the charges are assessable, upon the outcome of the OFT’s investigation and the Court’s final assessment of the fairness of each charge across the period under review.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Since July 2001, there have been a variety of charges applied by HSBC Bank plc across different charging periods under the then existing contractual arrangements.

If, contrary to HSBC Bank plc’s current assessment, a final decision is reached in the case that results in a liability for HSBC Bank plc, a large number of different outcomes is possible, each of which would have a different financial impact. Given that the OFT’s investigation is ongoing, and that there is limited authority on how an assessment of fairness should be conducted and how any entitlement of customers to redress (following any finding of unfairness) should be calculated, HSBC Bank plc does not consider it practicable to provide a reliable estimate of the potential financial impact of an adverse decision.

In both ‘A Better Deal for Consumers’, a White Paper presented to Parliament by the Secretary of State for Business Innovation and Skills on 2 July 2009, and ‘Reforming Financial Markets’, a White Paper presented to Parliament by the Chancellor of the Exchequer on 8 July 2009, specific reference was made to the OFT’s case on bank charges which, it was noted, could take several years to resolve. In both Papers, the Government called on the regulators and the banks to explore whether there is a quicker way of resolving consumer complaints about the charges than pursuing further litigation, which would also provide the certainty that regulators and banks need.

HSBC Bank plc considers the charges to be and to have been fair, valid and enforceable, and intends strongly to defend its position through the Court process.

On 11 December 2008, Bernard L Madoff (‘Madoff’) was arrested and charged in the United States District Court for the Southern District of New York with one count of securities fraud. That same day, the US Securities and Exchange Commission (‘SEC’) filed securities fraud charges against Madoff and his firm Bernard L Madoff Investment Securities LLC (‘Madoff Securities’), a broker dealer and investment advisor registered with the SEC. The criminal complaint and SEC complaint each alleged that Madoff had informed senior Madoff Securities employees, in substance, that his investment advisory business was a fraud. On 15 December 2008, on the application of the Securities Investor Protection Corporation, the United States District Court for the Southern District of New York appointed a trustee for the liquidation of the business of Madoff Securities, and removed the liquidation proceeding to the United States Bankruptcy Court for the Southern District of New York. On 9 February 2009, on Madoff’s consent, the United States District Court for the Southern District of New York entered a partial judgement in the SEC action, permanently enjoining Madoff from violating certain antifraud provisions of the US securities laws, ordering Madoff to pay disgorgement, prejudgement interest and a civil penalty in amounts to be determined at a later time, and continuing certain other relief previously imposed, including a freeze on Madoff’s assets. On 12 March 2009, Madoff pleaded guilty to 11 felony charges, including securities fraud, investment adviser fraud, mail fraud, wire fraud, three counts of money laundering, false statements, perjury, false filings with the SEC, and theft from an employee benefit plan. On 29 June 2009, Madoff was sentenced to 150 years in prison. The relevant US authorities are continuing their investigations into the fraud. There remains significant uncertainty as to the facts of the fraud and the total amount of assets that will ultimately be available for distribution by the Madoff Securities trustee.

Various non-US HSBC group companies provide custodial, administration and similar services to a number of funds incorporated outside the United States of America whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion.

Proceedings concerning Madoff and Madoff Securities have been issued by different plaintiffs (including funds, fund investors, and the Madoff Securities trustee) in various jurisdictions against numerous defendants and HSBC expects further proceedings to be brought. Various HSBC group companies have been named as defendants in suits in the United States, Ireland, Luxembourg, and other jurisdictions. All of the cases where HSBC group companies are named as a defendant are at a very early stage. HSBC considers that it has good defenses to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

Various HSBC group companies have also received requests for information from various regulatory and law enforcement authorities, and from the Madoff Securities trustee, in connection with the fraud by Madoff. HSBC group companies are co-operating with these requests for information.

21	Events after the balance sheet date
A second interim dividend for the financial year ending 31 December 2009 of US$0.08 per ordinary share (US$1,386 million) (2008: US$0.18 per ordinary share, US$2,161 million) was declared by the Directors after 30 June 2009. The second interim dividend was paid on 7 October 2009 to holders of ordinary shares on the Register at the close of business on 21 August 2009.
22	Interim Report 2009 and statutory accounts
The information in this Interim Report 2009 is unaudited and does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006. The Interim Report 2009 was approved by the Board of Directors on 3 August 2009. The statutory accounts for the year ended 31 December 2008 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Companies Act 1985. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

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HSBC HOLDINGS PLC
Additional Information
1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2009 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

		At 30 June 2009
					Jointly
	At		Child		with
	1 January	Beneficial	under 18	Controlled	another			Total
	2009	owner	or spouse	corporation	person	Trustee		interests[1]
V H C Cheng	300,790	281,183	179,898	—	—	—		461,081
J D Coombe	13,250	19,354	—	—	—	—		19,354
R A Fairhead	—	—	—	—	21,300	—		21,300
D J Flint	119,456	142,107	—	—	—	32,127	[2]	174,234
A A Flockhart	172,583	266,332	—	—	—	—		266,332
W K L Fung	328,000	294,666	—	170,000	—	—		464,666
M F Geoghegan	477,434	718,938	—	—	—	—		718,938
S K Green	667,421	936,815	—	—	64,252	—		1,001,067
S T Gulliver	2,279,861	3,396,767	177,456	—	—	—		3,574,223
J W J Hughes-Hallett	376,427	—	—	—	—	67,755	[3]	67,755
W S H Laidlaw	21,693	29,315	—	—	—	1,416	[3]	30,731
Sir Mark Moody-Stuart.	10,840	7,083	1,190	—	—	7,083	[3]	15,356
G Morgan	52,873	77,230	—	—	—	—		77,230
S M Robertson	98,620	8,207	—	—	—	131,750	[3]	139,957
Sir Brian Williamson	24,496	35,782	—	—	—	—		35,782

1	Includes HSBC Holdings ordinary shares of US$0.50 taken up under the rights issue (as described on page 227). The Directors entitled to acquire new ordinary shares under the rights issue took up their rights in full, other than the rights arising in connection with any ordinary shares held by the executive Directors through the HSBC Holdings UK Share Ownership Plan. Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan are set out on the following pages. At 30 June 2009, the aggregate interests of each executive Director under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans, were: V H C Cheng — 1,418,512; D J Flint — 945,919; A A Flockhart — 1,134,757; M F Geoghegan — 2,501,343; S K Green — 2,780,030; and S T Gulliver — 4,369,928. Each Director’s total interests represents less than 0.03 per cent of the shares in issue.

2	Non-beneficial interest in 21,418 HSBC Holdings ordinary shares of US$0.50.

3	Non-beneficial.
     M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5.00 each in Hang Seng Bank Limited (representing less than 0.02 per cent of the shares in issue), which he held throughout the period.
     S K Green had an interest as beneficial owner in €75,000 of HSBC Holdings plc 5 1/2 per cent Subordinated Notes 2009 which he held throughout the period. The HSBC Holdings plc 5 1/2 per cent Subordinated Notes 2009 were redeemed by HSBC on 15 July 2009.
     As directors of HSBC France, S K Green and S T Gulliver each have an interest as beneficial owner in one share of €5 in that company (representing less than 0.01 per cent of the shares in issue), which they held throughout the period. The directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be directors of HSBC France.
     As directors of HSBC Private Banking Holdings (Suisse) SA, S K Green and S T Gulliver each have an interest as beneficial owner in one share of CHF1,000 in that company (representing less than 0.01 per cent of the shares in issue), which they held throughout the period. The directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be directors of HSBC Private Banking Holdings (Suisse) SA.
Savings-related share option plans and the HSBC Share Plan
The Remuneration Committee agreed to make adjustments to all unexercised share options and share awards under HSBC’s various share plans and share schemes as a consequence of the rights issue. The adjustments were based on the theoretical ex-rights price, which was considered to be the most appropriate methodology to reflect the rights issue. The adjustments under certain share plans and share schemes have been approved by the relevant tax authorities, where necessary.

HSBC Holdings savings-related share option plans
HSBC Holdings ordinary shares of US$0.50

		Exercise price (£)						Adjust-
		At	At				Held at	ment	Awarded	Held at
	Date of	1 January	30 June		Exercisable		1 January	for rights	during the	30 June
	award	2009	2009		from[1]	until	2009	issue	period	2009
D J Flint	25 Apr 2007	7.0872	6.1760	[2]	1 Aug 2012	31 Jan 2013	2,310	340	—	2,650
A A Flockhart	25 Apr 2007	7.0872	6.1760	[2]	1 Aug 2010	31 Jan 2011	1,332	196	—	—	[3]
A A Flockhart	29 Apr 2009	—	3.3116		1 Aug 2014	31 Jan 2015	—	—	4,529	4,529
The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value and, as such, exercise of the options is not subject to any performance conditions. The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per share of the ordinary shares at 30 June 2009 was £5.025. The highest and lowest market values per share during the period were £5.9432 and £3.0413. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

2	Adjusted for rights issue.

3	Options lapsed on 29 April 2009 following closure of the associated savings-related account by the Director.
Awards of Performance Shares
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

				Awards vested during
		Year in	Awards	period[1,2]			Awards
		which	held at		Monetary	Adjustment	held at
	Date of	awards	1 January		value	for rights	30 June
	award	may vest	2009	Number	£000	issue	2009[2]
V H C Cheng	6 Mar 2006	2009	92,689	21,722	95	13,927	—	[3]
	5 Mar 2007	2010	180,739	—	—	27,156	214,465
	3 Jun 2008	2011	130,852	—	—	19,661	155,269

D J Flint	6 Mar 2006	2009	185,378	43,444	191	27,854	—	[3]
	5 Mar 2007	2010	270,755	—	—	40,682	321,279
	3 Jun 2008	2011	377,343	—	—	56,696	447,756

A A Flockhart	6 Mar 2006	2009	69,518	16,291	71	10,445	—	[3]
	5 Mar 2007	2010	120,395	—	—	18,089	142,861
	3 Jun 2008	2011	128,675	—	—	19,333	152,686

M F Geoghegan	6 Mar 2006	2009	231,724	54,305	238	34,817	—	[3]
	5 Mar 2007	2010	615,351	—	—	92,458	730,178
	3 Jun 2008	2011	886,755	—	—	133,237	1,052,227

S K Green	6 Mar 2006	2009	289,653	67,881	298	43,521	—	[3]
	5 Mar 2007	2010	461,513	—	—	69,344	547,634
	3 Jun 2008	2011	1,037,692	—	—	155,915	1,231,329

S T Gulliver	6 Mar 2006	2009	115,861	27,152	119	17,409	—	[3]
	5 Mar 2007	2010	133,725	—	—	20,092	158,678
	3 Jun 2008	2011	56,063	—	—	8,423	66,524
Vesting of these Performance Share awards is subject to the achievement of the corporate performance conditions set out on pages 318 to 321 of the Annual Report and Accounts 2008. Interests in Performance Share awards are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficiary of a trust.

1	A part of the total shareholder return element of the performance conditions was met and vested on 8 April 2009, when the market value per share was £4.37, as follows: V H C Cheng, 21,394 shares; D J Flint, 42,788 shares; A A Flockhart, 16,045 shares; M F Geoghegan, 53,485 shares; S K Green, 66,856 shares; and S T Gulliver, 26,742 shares. Awards representing the fourth interim dividend for 2008 vested on 6 May 2009, when the market value per share was £5.39, as follows: V H C Cheng, 328 shares; D J Flint, 656 shares; A A

HSBC HOLDINGS PLC
Additional Information (continued)
Flockhart, 246 shares; M F Geoghegan, 820 shares; S K Green, 1,025 shares; and S T Gulliver, 410 shares. The market value per share on the date of the award, 6 March 2006, was £9.89.

2	Includes additional shares arising from scrip dividends.

3	The earnings per share element and part of the total shareholder return element of the performance conditions were not met and, under the terms of the Plan, the following awards were forfeited on 8 April 2009: V H C Cheng, 86,931 shares; D J Flint, 173,862 shares; A A Flockhart, 65,199 shares; M F Geoghegan, 217,328 shares; S K Green, 271,659; and S T Gulliver, 108,664 shares. As a consequence, the fourth interim dividend for 2008 did not accrue on the forfeited shares.
Awards of Restricted Shares
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Awards made during		Awards vested during
		Year in		Awards	period[1]		period					Awards
		which		held on		Monetary			Monetary		Adjustment	held at
	Date of	awards		1 January		value			value		for rights	30 June
	award	may vest		2009	Number	£000	Number		£000		issue	2009[2]
V H C Cheng	3 Mar 2008	2011		86,158	—	—	—		—		12,945	102,235
	2 Mar 2009	2012		—	416,662	1,662	—		—		61,471	485,462

A A Flockhart	31 Oct 2007	2010		53,568	—	—	—		—		8,048	63,564
	3 Mar 2008	2011		12,488	—	—	—		—		1,877	14,819
	2 Mar 2009	2012		—	420,528	1,678	—		—		62,041	489,966

S T Gulliver	6 Mar 2006	2009	[3]	150,421	—	—	153,193	[4]	611	[4]	—	—
	5 Mar 2007	2009-2010	[3]	319,934	—	—	163,874	[4]	654	[4]	23,894	188,702
	3 Mar 2008	2009-2011	[3]	480,237	—	—	161,399	[4]	644	[4]	48,345	381,801
Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death or retirement. Interests in Restricted Share awards granted in 2007 and 2008 are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficiary of a trust and interests in Restricted Share awards granted in 2009 are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficial owner.

1	At the date of the award, 2 March 2009, the market value per share was £3.99.

2	Includes additional shares arising from scrip dividends.

3	33 per cent of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.

4	At the date of vesting, 2 March 2009, the market value per share was £3.99. The market value per share on the dates of the awards, 6 March 2006, 5 March 2007 and 3 March 2008, was £9.89, £8.96 and £7.90 respectively.
No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC or any associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate families was awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:
Increase in Directors’ Interests since 30 June 2009
HSBC Holdings ordinary shares of US$0.50

			Child
	Beneficial		under 18		Controlled			Beneficiary
	owner		or spouse		corporation	Trustee		of a trust[1]
V H C Cheng	4,441	[2]	1,645		—	—		4,317
J D Coombe	177	[3]	—		—	—		—
D J Flint	1,182	[4]	—		—	294	[3,5]	7,034
A A Flockhart	6,916	[3,6]	—		—	—		3,421
M F Geoghegan	3,197	[3]	—		—	—		16,304
S K Green	40	[7]	—		—	—		16,272
S T Gulliver	—		5	[3]	—	—		7,280
G Morgan	706	[3]	—		—	—		—
S M Robertson	75	[3]	—		—	—		—
Sir Brian Williamson	327	[3]	—		—	—		—

1	Scrip dividend on Performance Share and Restricted Share awards granted in 2007 and 2008 under the HSBC Share Plan.

2	Scrip dividend on Restricted Share awards granted in 2009 under the HSBC Share Plan.

3	Scrip dividend.

4	Comprises scrip dividend on shares held as beneficial owner (1,089 shares), the automatic reinvestment of dividend income by an Individual Savings Account or Personal Equity Plan manager (53 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (22 shares) and the automatic reinvestment of dividend income on shares held in the plan (18 shares).

5	Non-beneficial interest in 196 HSBC Holdings ordinary shares of US$0.50.

6	Includes scrip dividend on Restricted Share awards granted in 2009 under the HSBC Share Plan (4,481).

7	Comprises acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (22 shares) and the automatic reinvestment of dividend income on shares held in the plan (18 shares).
2 Employee share option plans
To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans. There have been no awards of discretionary options since 30 September 2005. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. The options which were awarded, exercised or lapsed during the period are detailed in the tables below. Particulars of options held by Directors of HSBC Holdings are set out on page 234.
The Remuneration Committee agreed to make adjustments to all unexercised share options and share awards under HSBC’s various share plans and share schemes as a consequence of the rights issue. The adjustments were based on the theoretical ex-rights price, which was considered to be the most appropriate methodology to reflect the rights issue. The adjustments under certain share plans and share schemes were approved by the relevant tax authorities, where necessary. In the case of the HSBC France and HSBC Private Bank France share plans, adjustments were made to the ratios at which the shares are exchangeable for HSBC Holdings ordinary shares of US$0.50 following the exercise of options.
All-employee share option plans
The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 28 April 2009, the day before options were awarded in 2009, was £4.57. The options are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, unless otherwise indicated.
HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At			At	Adjustment	Awarded	Exercised	Lapsed	At
Date of	1 Jan	30 June	Exercisable		1 Jan	for rights	during	during	during	30 June
award	2009	2009[1]	from	until	2009	issue	period	period[2]	period	2009
23 Apr 2003	5.3496	4.6618	1 Aug 2008	31 Jan 2009	371,318	5,203	—	151,051	191,188	34,282
21 Apr 2004	6.4720	5.6399	1 Aug 2009	31 Jan 2010	4,647,894	610,947	—	7,664	779,257	4,471,920
24 May 2005	6.6792	5.8205	1 Aug 2008	31 Jan 2009	200,358	4,384	—	13,355	164,508	26,879
24 May 2005	6.6792	5.8205	1 Aug 2010	31 Jan 2011	4,550,403	550,913	—	3,697	2,676,282	2,421,337
26 Apr 2006	7.6736	6.6870	1 Aug 2009	31 Jan 2010	3,159,428	395,653	—	1,052	730,127	2,823,902
26 Apr 2006	7.6736	6.6870	1 Aug 2011	31 Jan 2012	2,636,893	319,896	—	622	1,716,009	1,240,158
25 Apr 2007	7.0872	6.1760	1 Aug 2010	31 Jan 2011	4,705,656	529,574	—	849	3,396,181	1,838,200
25 Apr 2007	7.0872	6.1760	1 Aug 2012	31 Jan 2013	3,554,943	418,019	—	541	2,497,632	1,474,789
30 Apr 2008	6.8160	5.9397	1 Aug 2011	31 Jan 2012	6,733,293	756,995	—	412	5,153,927	2,335,949
30 Apr 2008	6.8160	5.9397	1 Aug 2013	31 Jan 2014	5,947,860	694,867	—	272	4,685,447	1,957,008
29 Apr 2009	—	3.3116	1 Aug 2012	31 Jan 2013	—	—	32,960,627	—	26,514	32,934,113
29 Apr 2009	—	3.3116	1 Aug 2014	31 Jan 2015	—	—	31,053,247	—	20,865	31,032,382

1	Awards granted prior to 2009 adjusted for rights issue.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £4.75.
The fair value of options granted in the period under the Plan was US$146 million.

HSBC HOLDINGS PLC
Additional Information (continued)
HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50

	Exercise price
	At		At
	1 Jan		30 June				At	Adjustment	Awarded	Exercised	Lapsed	At
Date of	2009		2009[1]		Exercisable		1 Jan	for rights	during	during	during	30 June
award	(£)		(£)		from	until	2009	issue	period	period[2]	period	2009
8 May 2003	5.3496		—		1 Aug 2008	31 Jan 2009	380,020	—	—	91,562	288,458	—
21 Apr 2004	6.4720		5.6399		1 Aug 2009	31 Jan 2010	7,456	1,098	—	—	—	8,554
10 May 2004	6.4720		5.6399		1 Aug 2009	31 Jan 2010	2,281,863	239,792	—	4,462	997,959	1,519,234
24 May 2005	6.6792		—		1 Aug 2008	31 Jan 2009	621,324	—	—	61,252	560,072	—
24 May 2005	6.6792		5.8205		1 Aug 2010	31 Jan 2011	2,804,273	254,169	—	1,684	2,053,800	1,002,958
26 Apr 2006	7.6736		6.6870		1 Aug 2009	31 Jan 2010	1,525,575	191,701	—	—	641,246	1,076,030
26 Apr 2006	7.6736		6.6870		1 Aug 2011	31 Jan 2012	323,674	40,882	—	—	210,735	153,821
25 Apr 2007	7.0872		—		1 Aug 2008	31 Oct 2008	264	—	—	264	—	—
25 Apr 2007	7.0872		6.1760		1 Aug 2010	31 Jan 2011	2,816,884	340,681	—	—	1,860,437	1,297,128
25 Apr 2007	7.0872		6.1760		1 Aug 2012	31 Jan 2013	773,845	89,634	—	—	540,017	323,462
30 Apr 2008	6.8160		5.9397		1 Aug 2009	31 Oct 2009	1,839,871	204,574	—	504	898,096	1,145,845
30 Apr 2008	6.8160		5.9397		1 Aug 2011	31 Jan 2012	3,291,771	387,480	—	320	2,406,896	1,272,035
30 Apr 2008	6.8160		5.9397		1 Aug 2013	31 Jan 2014	1,195,576	146,309	—	—	936,013	405,872
29 Apr 2009	—		3.3116		1 Aug 2010	31 Oct 2010	—	—	4,625,837	—	1,345	4,624,492
29 Apr 2009	—		3.3116		1 Aug 2012	31 Jan 2013	—	—	12,639,343	—	—	12,639,343
29 Apr 2009	—		3.3116		1 Aug 2014	31 Jan 2015	—	—	8,014,194	—	4,529	8,009,665

	(US$)		(US$)
26 Apr 2006	13.3290		11.6154		1 Aug 2009	31 Jan 2010	1,148,429	151,349	—	696	417,327	881,755
26 Apr 2006	13.3290		11.6154		1 Aug 2011	31 Jan 2012	305,353	40,157	—	—	137,536	207,974
25 Apr 2007	13.8803		12.0958		1 Aug 2010	31 Jan 2011	2,044,643	268,319	—	660	1,040,506	1,271,796
25 Apr 2007	13.8803		12.0958		1 Aug 2012	31 Jan 2013	590,169	78,253	—	—	306,425	361,997
30 Apr 2008	14.4876	[3]	12.6250		1 Aug 2009	31 Oct 2009	549,534	71,547	—	—	284,440	336,641
30 Apr 2008	13.6354		11.8824		1 Aug 2009	31 Oct 2009	399,466	50,322	—	—	104,690	345,098
30 Apr 2008	13.6354		11.8824		1 Aug 2011	31 Jan 2012	1,837,345	246,992	—	123	993,592	1,090,622
30 Apr 2008	13.6354		11.8824		1 Aug 2013	31 Jan 2014	507,206	69,969	—	—	280,521	296,654
29 Apr 2009	—		5.1931	[3]	1 Aug 2010	31 Oct 2010	—	—	1,082,798	—	—	1,082,798
29 Apr 2009	—		4.8876		1 Aug 2010	31 Oct 2010	—	—	604,897	—	684	604,213
29 Apr 2009	—		4.8876		1 Aug 2012	31 Jan 2013	—	—	5,084,031	—	3,051	5,080,980
29 Apr 2009	—		4.8876		1 Aug 2014	31 Jan 2015	—	—	2,599,092	—	—	2,599,092

	(€	)	(€	)
26 Apr 2006	11.0062		9.5912		1 Aug 2009	31 Jan 2010	124,371	16,114	—	—	29,235	111,250
26 Apr 2006	11.0062		9.5912		1 Aug 2011	31 Jan 2012	21,831	3,084	—	—	14,177	10,738
25 Apr 2007	10.4217		9.0818		1 Aug 2010	31 Jan 2011	254,482	34,383	—	—	137,833	151,032
25 Apr 2007	10.4217		9.0818		1 Aug 2012	31 Jan 2013	74,809	10,211	—	—	47,547	37,473
30 Apr 2008	8.6720		7.5571		1 Aug 2009	31 Oct 2009	149,323	16,379	—	—	70,727	94,975
30 Apr 2008	8.6720		7.5571		1 Aug 2011	31 Jan 2012	482,470	60,300	—	—	359,743	183,027
30 Apr 2008	8.6720		7.5571		1 Aug 2013	31 Jan 2014	196,833	23,563	—	—	179,479	40,917
29 Apr 2009	—		3.6361		1 Aug 2010	31 Oct 2010	—	—	369,886	—	577	369,309
29 Apr 2009	—		3.6361		1 Aug 2012	31 Jan 2013	—	—	1,466,146	—	2,475	1,463,671
29 Apr 2009	—		3.6361		1 Aug 2014	31 Jan 2015	—	—	1,058,095	—	—	1,058,095

	(HK$)		(HK$)
26 Apr 2006	103.4401		90.1414		1 Aug 2009	31 Jan 2010	2,311,113	179,064	—	—	1,426,487	1,063,690
26 Apr 2006	103.4401		90.1414		1 Aug 2011	31 Jan 2012	574,365	28,637	—	—	545,914	57,088
25 Apr 2007	108.4483		94.5057		1 Aug 2010	31 Jan 2011	2,367,952	122,567	—	—	2,299,914	190,605
25 Apr 2007	108.4483		94.5057		1 Aug 2012	31 Jan 2013	676,123	38,246	—	—	651,798	62,571
30 Apr 2008	106.2478		92.5881		1 Aug 2009	31 Oct 2009	1,698,625	101,377	—	—	1,249,546	550,456
30 Apr 2008	106.2478		92.5881		1 Aug 2011	31 Jan 2012	2,756,295	121,655	—	—	2,746,800	131,150
30 Apr 2008	106.2478		92.5881		1 Aug 2013	31 Jan 2014	959,694	54,445	—	—	944,333	69,806
29 Apr 2009	—		37.8797		1 Aug 2010	31 Oct 2010	—	—	5,783,397	—	4,493	5,778,904
29 Apr 2009	—		37.8797		1 Aug 2012	31 Jan 2013	—	—	23,940,771	—	—	23,940,771
29 Apr 2009	—		37.8797		1 Aug 2014	31 Jan 2015	—	—	21,513,401	—	—	21,513,401

1	Awards granted prior to 2009 adjusted for rights issue.

2	The weighted average closing price of the shares immediately before the dates on which the options were exercised was £5.11.

3	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

The fair value of options granted in the period under the Plan was US$187 million.
     Fair values of share options awarded under all-employee share option plans in 2009, measured at the date of grant of the option, are calculated using a Black-Scholes model.
     The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2009 were as follows:

	1-year	3-year	5-year
	savings-related	savings-related	savings-related
	share option	share option	share option
	plan	plans	plans
Risk-free interest rate (%)[1]	0.7	2.1	2.4
Expected life (years)[2]	1	3	5
Expected volatility (%)[3]	50	35	30

1	The risk-free interest rate was determined from the UK gilts zero-coupon yield curve for the HSBC Holdings Savings-Related Share Option Plan. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.

2	Expected life is not a single input parameter but a function of various behavioural assumptions.

3	Expected volatility is estimated by considering historic average HSBC share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options.
     Expected dividend yield was determined to be 4.5 per cent per annum, in line with consensus analyst forecasts.
Discretionary share option plans
The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on the sale of a business. In the case of the HSBC Holdings Executive Share Option Scheme, the exercise period of the options awarded may be extended in certain circumstances, for example on the death of a participant the executors may exercise the option beyond the normal exercise period.
HSBC Holdings Executive Share Option Scheme1
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At			At	Adjustment	Exercised	Lapsed	At
	1 Jan	30 June	Exercisable		1 Jan	for rights	during	during	30 June
Date of award	2009	2009[2]	from	until	2009	issue	period[3]	period	2009
29 Mar 1999	6.3754	5.5557	3 Apr 2002	29 Mar 2009	6,858,013	1,005,752	6,300	7,857,465	—
10 Aug 1999	7.4210	6.4669	10 Aug 2002	10 Aug 2009	71,100	10,490	—	—	81,590
31 Aug 1999	7.8710	6.8591	31 Aug 2002	31 Aug 2009	4,000	590	—	—	4,590
3 Apr 2000	7.4600	6.5009	3 Apr 2003	3 Apr 2010	7,030,893	1,028,887	—	175,220	7,884,560

1	The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.

2	Adjusted for rights issue.

3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £5.67.

HSBC HOLDINGS PLC
Additional Information (continued)
HSBC Holdings Group Share Option Plan1
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At			At	Adjustment	Exercised	Lapsed	At
	1 Jan	30 June	Exercisable		1 Jan	for rights	during	During	30 June
Date of award	2009	2009[2]	from	until	2009	issue	period[3]	period	2009
4 Oct 2000	9.6420	8.4024	4 Oct 2003	4 Oct 2010	299,016	43,745	—	2,787	339,974
23 Apr 2001	8.7120	7.5919	23 Apr 2004	23 Apr 2011	26,148,186	4,337,958	—	253,953	30,232,191
30 Aug 2001	8.2280	7.1702	30 Aug 2004	30 Aug 2011	147,768	21,766	—	594	168,940
7 May 2002	8.4050	7.3244	7 May 2005	7 May 2012	28,369,933	4,483,790	550	277,224	32,575,949
30 Aug 2002	7.4550	6.4966	30 Aug 2005	30 Aug 2012	140,650	252,554	—	918	392,286
2 May 2003	6.9100	6.0216	2 May 2006	2 May 2013	25,860,244	4,330,341	—	637,039	29,553,546
29 Aug 2003	8.1300	7.0848	29 Aug 2006	29 Aug 2013	367,644	52,884	—	9,180	411,348
3 Nov 2003	9.1350	7.9606	3 Nov 2006	3 Nov 2013	4,019,800	593,054	—	—	4,612,854
30 Apr 2004	8.2830	7.2181	30 Apr 2007	30 Apr 2014	50,891,202	8,072,752	—	695,418	58,268,536
27 Aug 2004	8.6500	7.5379	27 Aug 2007	27 Aug 2014	299,200	44,142	—	9,903	333,439
20 Apr 2005	8.3620	7.2869	20 Apr 2008	20 Apr 2015	6,660,770	1,322,899	—	121,000	7,862,669

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

2	Adjusted for rights issue.

3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £4.84.
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (£)
	At	At			At	Adjustment	Exercised	Lapsed	At
	1 Jan	30 June	Exercisable		1 Jan	for rights	during	During	30 June
Date of award	2009	2009[1]	from	until	2009	issue	period	period	2009
21 Jun 2005	8.794	7.6634	21 Jun 2008	21 Jun 2009	224,727	33,155	—	257,882	—
30 Sep 2005	9.170	7.9911	30 Sep 2008	30 Sep 2015	74,985	11,061	—	—	86,046

1	Adjusted for rights issue.
Subsidiary company share plans
HSBC France and HSBC Private Bank France
When it was acquired in 2000, HSBC France and one of its subsidiary companies, HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under either of these companies’ plans. The following are details of options to acquire shares in HSBC France and HSBC Private Bank France.
HSBC France
shares of €5

				At	Exercised	Lapsed	At
Date of	Exercise	Exercisable		1 Jan	during	During	30 June
award	price (€)	from	until	2009	period	period	2009[1]
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	183,627	—	183,627	—
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	604,250	—	—	604,250

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 14.917916 HSBC Holdings ordinary shares for each HSBC France share. At 30 June 2009, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 9,963,718 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

HSBC Private Bank France
shares of €2

				At	Exercised	Lapsed	At
Date of	Exercise	Exercisable		1 Jan	During	During	30 June
award	price (€)	from	until	2009	period	period	2009[1]
21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	26,250	—	—	26,250
10 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	20,626	—	—	20,626
15 May 2001	20.80	15 May 2002	15 May 2011	141,525	—	—	141,525
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	145,575	—	—	145,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 2.099984 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2009, The CCF Employee Benefit Trust 2001 held 1,069,031 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.
HSBC Finance and its subsidiaries
Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.
     The following are details of options and equity-based awards to acquire shares in HSBC Holdings. At 30 June 2009, the HSBC (Household) Employee Benefit Trust 2003 held 2,662,279 HSBC Holdings ordinary shares and 1,455 American Depositary Shares, each of which represents five ordinary shares, which may be used to satisfy the exercise of employee share options.
HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At			At	Adjustment	Exercised	Lapsed	At
	1 Jan	30 June	Exercisable		1 Jan	for rights	during	During	30 June
Date of award	2009	2009[1]	from	until	2009	issue	period	period	2009
17 May 1999	16.99	14.81	17 May 2000	17 May 2009	334,375	49,331	—	383,706	—
31 Aug 1999	13.96	12.17	31 Aug 2000	31 Aug 2009	300,938	44,397	—	—	345,335
8 Nov 1999	16.96	14.78	8 Nov 2000	8 Nov 2009	4,250,577	627,096	—	—	4,877,673
30 Jun 2000	15.70	13.68	30 Jun 2001	30 Jun 2010	26,846	3,960	—	—	30,806
8 Feb 2000	13.26	11.56	8 Feb 2001	8 Feb 2010	66,875	9,866	—	—	76,741
13 Nov 2000	18.40	16.03	13 Nov 2001	13 Nov 2010	5,728,514	845,138	—	—	6,573,652
12 Nov 2001	21.37	18.62	12 Nov 2002	12 Nov 2011	7,571,322	1,117,012	—	—	8,688,334
20 Nov 2002	10.66	9.29	20 Nov 2003	20 Nov 2012	2,402,135	354,391	—	—	2,756,526

1	Adjusted for rights issue.
Bank of Bermuda
Following the acquisition of Bank of Bermuda in 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.
     The following are details of options to acquire shares in HSBC Holdings. At 30 June 2009 the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,131,764 HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee share options.

HSBC HOLDINGS PLC
Additional Information (continued)
Bank of Bermuda: Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At			At	Adjustment	Exercised	Lapsed	At
	1 Jan	30 June	Exercisable		1 Jan	for rights	during	During	30 June
Date of award	2009	2009[1]	from	until	2009	issue	period[2]	period	2009
23 Feb 1999	7.40	6.45	23 Feb 2000	23 Feb 2009	4,904	723	—	5,627	—
3 Aug 1999	7.10	6.19	3 Aug 2000	3 Aug 2009	7,634	1,125	1,947	—	6,812
4 Feb 2000	7.21	6.28	4 Feb 2001	4 Feb 2010	31,678	4,674	—	—	36,352
1 Jun 2000	7.04	6.13	1 Jun 2001	1 Jun 2010	61,649	9,095	—	—	70,744
31 Jul 2000	10.11	8.81	31 Jul 2001	31 Jul 2010	27,744	4,093	—	—	31,837
11 Jan 2001	14.27	12.44	11 Jan 2002	11 Jan 2011	53,943	7,958	—	—	61,901

1	Adjusted for rights issue.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £5.11.
Bank of Bermuda: Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At			At	Adjustment	Exercised	Lapsed	At
	1 Jan	30 June	Exercisable		1 Jan	for rights	during	During	30 June
Date of award	2009	2009[1]	from	until	2009	issue	period	period	2009
11 Jan 2001	14.27	12.44	11 Jan 2002	11 Jan 2011	134,857	19,896	—	—	154,753
6 Feb 2001	16.41	14.30	6 Feb 2002	6 Feb 2011	556,353	81,148	—	—	637,501
29 Mar 2001	15.39	13.41	29 Mar 2002	29 Mar 2011	270	40	—	—	310
16 Apr 2001	15.57	13.57	16 Apr 2002	16 Apr 2011	539	80	—	—	619
6 Jun 2001	18.35	15.99	6 Jun 2002	6 Jun 2011	8,091	1,194	—	—	9,285
16 Jul 2001	16.87	14.70	16 Jul 2002	16 Jul 2011	14,930	2,203	—	—	17,133
28 Aug 2001	15.39	13.41	28 Aug 2002	28 Aug 2011	13,486	1,990	—	—	15,476
26 Sep 2001	12.79	11.15	26 Sep 2002	26 Sep 2011	350,196	51,667	—	—	401,863
30 Jan 2002	15.60	13.59	30 Jan 2003	30 Jan 2012	1,226	181	—	—	1,407
5 Feb 2002	16.09	14.02	5 Feb 2003	5 Feb 2012	740,461	108,165	—	—	848,626
10 Jul 2002	15.84	13.80	10 Jul 2003	10 Jul 2012	12,260	1,809	—	—	14,069
4 Feb 2003	10.69	9.32	4 Feb 2004	4 Feb 2013	128,904	14,877	—	—	143,781
21 Apr 2003	11.85	10.33	21 Apr 2004	21 Apr 2013	6,833	1,009	—	—	7,842

1	Adjusted for rights issue.
Bank of Bermuda: Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise price (US$)
	At	At			At	Adjustment	Exercised	Lapsed	At
	1 Jan	30 June	Exercisable		1 Jan	for rights	during	During	30 June
Date of award	2009	2009[1]	from	until	2009	issue	period	period	2009
22 Sep 1999	8.02	6.99	22 Sep 2000	22 Sep 2009	3,082	455	—	—	3,537
20 Sep 2000	11.31	9.86	20 Sep 2001	20 Sep 2010	4,046	597	—	—	4,643
28 Mar 2001	15.76	13.73	28 Mar 2002	28 Mar 2011	12,811	1,890	—	—	14,701
3 Apr 2002	16.01	13.95	3 Apr 2003	3 Apr 2012	24,520	3,615	—	—	28,135
30 Apr 2003	12.23	10.66	30 Apr 2004	30 Apr 2013	4,904	723	—	—	5,627

1	Adjusted for rights issue.
3	Notifiable interests in share capital

The following disclosures of major holdings of voting rights have been made (and have not been amended or withdrawn) to the Company pursuant to the requirements of the Financial Services Authority Disclosure and Transparency Rule 5:
•	Barclays PLC gave notice on 17 April 2007 that it had an indirect interest on 16 April 2007 in 518,233,657 HSBC Holdings ordinary shares, representing 4.47 per cent of the ordinary shares in issue at that date.

•	Legal & General Group Plc gave notice on 18 April 2008 that it had a direct interest on 16 April 2008 in 593,425,216 HSBC Holdings ordinary shares, representing 5.00 per cent of the ordinary shares in issue at that date and gave notice on 21 April 2008 that on 18 April 2008 its holding of HSBC ordinary shares fell below 5.00 per cent of the ordinary shares in issue at that date.
     There are no notifiable interests in the equity share capital recorded in the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong.
4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months to 30 June 2009.
5	Fourth interim dividend for 2008

The market value of HSBC Holdings ordinary shares on the first day that the scrip dividend shares in respect of the fourth interim dividend for 2008 were traded on the London Stock Exchange was more than 15 per cent greater than the cash equivalent value used to calculate the scrip dividend entitlements. The market value of each HSBC Holdings share for the purposes of UK income tax and capital gains tax calculations on 6 May 2009 was £5.3129 and the cash equivalent value used to calculate scrip dividend entitlements was £3.906.
     Accordingly, the UK HM Revenue and Customs will substitute the market value of £5.3129 per scrip dividend share for UK income tax and capital gains tax purposes for the cash equivalent value of £3.906 per scrip dividend share.
     A replacement Notional Tax Voucher was sent on 3 June 2009 to shareholders who elected for the scrip dividend alternative in respect of the fourth interim dividend for 2008.
6	First interim dividend for 2009

The first interim dividend for 2009 of US$0.08 per ordinary share was paid on 8 July 2009.
7	Second interim dividend for 2009

The Directors declared a second interim dividend for 2009 of US$0.08 per ordinary share on 3 August 2009. The second interim dividend was paid on 7 October 2009 to holders of ordinary shares on the Register at the close of business on 21 August 2009. The dividend was paid in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 28 September 2009, and with a scrip dividend alternative. Particulars of these arrangements were mailed to shareholders on 1 September 2009 and elections were received by 23 September 2009.
     The dividend was paid on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 7 October 2009 to the holders of record on 21 August 2009. The dividend was paid in cash in euros at the exchange rate on 28 September 2009, and with a scrip dividend alternative. Particulars of these arrangements were announced through Euronext Paris on 17 August and 26 August 2009.
     The dividend was paid on American Depositary Shares (‘ADS’s), each of which represents five ordinary shares, on 7 October 2009 to holders of record on 21 August 2009. The dividend of US$0.40 per ADS was paid in cash, in US dollars and with a scrip dividend alternative of new ADSs. Particulars of these arrangements were mailed to holders on 1 September 2009. Elections were received by the depositary on or before 17 September 2009. Alternatively, the cash dividend was invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.
     HSBC Holdings ordinary shares were quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 19 August 2009. The ADSs were quoted ex-dividend in New York on 19 August 2009.
     The Overseas Branch Register of shareholders in Hong Kong was closed for one day, on Friday 21 August 2009. Any person who acquired shares registered on the Hong Kong Branch Register had to lodge the share transfer with the Hong Kong Branch Registrar before 4.00 pm on Thursday 20 August 2009 in order to receive the second interim dividend for 2009, which was paid on 7 October 2009. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

HSBC HOLDINGS PLC
Additional Information (continued)
     Any person who acquired shares registered on the Principal Register in the United Kingdom had to lodge the share transfer with the Principal Registrar before 4.00 pm on Friday 21 August 2009 in order to receive the dividend.
     Any person who acquired shares registered on the Overseas Branch Register of shareholders in Bermuda had to lodge the share transfer with the Bermuda Branch Registrar before 4.00 pm on Friday 21 August 2009 in order to receive the dividend.
     Transfers of American Depositary Shares had to be lodged with the depositary by 12 noon on 21 August 2009 in order to receive the dividend.
8	Proposed interim dividends for 2009

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2009 that have not yet been declared are:

	Third interim	Fourth interim
	dividend for 2009	dividend for 2009
Announcement	2 November 2009	1 March 2010
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda.	18 November 2009	17 March 2010
American Depositary Shares quoted ex-dividend in New York	18 November 2009	17 March 2010
Record date in Hong Kong	19 November 2009	18 March 2010
Record date in London, New York, Paris and Bermuda[1]	20 November 2009	19 March 2010
Payment date	13 January 2010	5 May 2010

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.
9	Interim Management Statement

An Interim Management Statement is expected to be issued on 9 November 2009.
10	Final results

The results for the year to 31 December 2009 will be announced on Monday 1 March 2010.
11	Corporate governance

HSBC is committed to high standards of corporate governance.
     HSBC Holdings has complied throughout the six months to 30 June 2009 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
     The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.
     There have been no material changes to the information disclosed in the Annual Report and Accounts 2008 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.
     The biographies of Directors on pages 193 to 197 include changes during 2009 and the updated information required pursuant to rule 13.51B (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

12	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect sharedealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, Exchange Place, Poseidon Way, Leamington Spa, Warwickshire CV34 6BY, UK, telephone : 08456 080 848, Overseas, telephone: + 44 (0) 1926 834055, Textphone: 18001 08456 88 877, web : www.hsbc.co.uk/shares.
13	Stock codes

HSBC Holdings plc ordinary shares trade under the following stock codes:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC BH
14	Copies of the Interim Report 2009 and shareholder enquiries and communications

Further copies of the Interim Report 2009 may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; from Internal Communications, HSBC-North America, 26525 North Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC website, www.hsbc.com.
     Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of their availability on HSBC’s website. To receive future notifications of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an e-mail address to receive electronic communications from HSBC you will also receive notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it, or would like to receive future corporate communications in printed form, please write or send an email to the appropriate Registrars at the address given below. Printed copies will be provided without charge.
     Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Hopewell Centre, Rooms 1712-1716, 17th Floor 183 Queen’s Road East Hong Kong	Corporate Shareholder Services The Bank of Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

Telephone: 44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus	Telephone: 852 2862 8555 Email: hsbc.ecom@computershare.com.hk	Telephone: 1 441 299 6737 Email: bob.bda.shareholder.services@ bob.hsbc.com

Investor Centre:	Investor Centre:	Investor Centre:
www.investorcentre.co.uk	www.computershare.com/hk/investors	www.computershare.com/investor/bm
     Any enquiries relating to ADSs should be sent to the Depositary, The Bank of New York Mellon, at:

BNY Mellon Shareowner Services PO Box 358516 Pittsburgh PA 15252-8516 USA	Telephone (US): 1 877 283 5786 Telephone (international): 1 201 680 6825 Email: shrrelations@bnymellon.com Web: www.bnymellon.com/shareowner

HSBC HOLDINGS PLC
Additional Information (continued)
Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:
HSBC France
103, avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56
     A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.
     Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated persons’). The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons’ personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

HSBC HOLDINGS PLC
Glossary of Terms

Terms used	Brief description

ABSs	Asset-backed securities
ADS	American depositary share
ALCO	Asset and Liability Management Committee
ARMs	Adjustable-rate mortgages
Asscher	Asscher Finance Ltd, a structured investment vehicle managed by HSBC
Bank Ekonomi	PT Bank Ekonomi Raharja Tbk
Bank of Communications	Bank of Communications Limited, mainland China’s fifth largest bank, owned 19.01 per cent by HSBC
Barion	Barion Funding Limited, a term funding vehicle
Basel I	The 1988 Basel Capital Accord
Basel II	Final Accord of the Basel Committee on proposals for a new capital adequacy framework
CDO	Collateralised debt obligation
CP	Commercial paper
Cullinan	Cullinan Finance Ltd, a structured investment vehicle managed by HSBC
DPF	Discretionary participation feature of insurance and investment contracts
EU	European Union
Fannie Mae	Federal National Mortgage Association, US
Freddie Mac	Federal Home Loan Mortgage Corporation, US
FSA	Financial Services Authority (UK)
GAAP	Generally Accepted Accounting Principles
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association, US
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMO	Group Management Office
Group	HSBC Holdings together with its subsidiary undertakings
H1N1 flu virus	Influenza A (H1N1), commonly referred to as ‘swine flu’
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Finance	HSBC Finance Corporation, the US consumer finance company acquired in 2003 (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary (formerly CCF S.A.)
HSBC Holdings	HSBC Holdings plc
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
Investsmart	IL&FS Investsmart Limited, an Indian incorporated, 93.86 per cent owned subsidiary of HSBC Holdings plc
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China of which Hang Seng Bank Limited owns 12.78 per cent
IRB	Internal ratings-based approach to implementing Basel II
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
MasterCard	MasterCard Inc.
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit

HSBC HOLDINGS PLC
Glossary of Terms (continued)

Terms used	Brief description

MBSs	US mortgage-backed securities
Monolines	Monoline insurance companies, so-called because they provide services in just one specific financial area
OTC	Over-the-counter
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited
Premier	HSBC Premier, HSBC’s global banking service for affluent customers
PVIF	Present value of in-force long-term insurance business
Refi rate	The European Central Bank main refinancing minimum bid rate
Repos	Sale and repurchase transactions
Reverse repos	Securities purchased under commitments to sell
RMM	Risk Management Meeting
S&P	Standard & Poor’s
Seasoning	Emergence of loss patterns in a credit portfolio over time
SIC	Securities investment conduit
SIV	Structured investment vehicle
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE	Special purpose entity
Sub-prime
US description for customers who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions

The Chinese Bank	The Chinese Bank Co., Ltd, in Taiwan, whose assets, liabilities and operations HSBC acquired in March 2008
UK	United Kingdom
US	United States of America
VAR	Value at risk
VNAV	Variable net asset value
Visa	Visa Inc.

HSBC HOLDINGS PLC
Index

Accounting policies 102, 209
Areas of special interest 145
Asset-backed securities 99, 102, 104, 177
Assets
by customer group 30
by geographical region 46
financial assets designated at fair value 215
held in custody and under administration 29
maturity analysis 223
movement in 27
non-current assets held for sale 221
trading 214
Associates and joint ventures 24
Balance sheet
consolidated 26, 201
data 3, 31, 33, 38, 39, 41, 43, 48, 52, 55, 59, 64, 68, 72, 75, 83, 87
movement 27
underlying/reported reconciliation 28
Basel II 188
Basis of preparation 207
Business (and financial) highlights 31, 33, 35, 39
Business performance review
Europe 49
Hong Kong 56
Latin America 88
Middle East 73
North America 80
Rest of Asia-Pacific 65
Capital
management 187
measurement and allocation 188
structure 190
Cash flow
consolidated statement 202
notes 224
projected scenario analysis 170
Cautionary statement regarding forward-looking statements 4
Client assets 39
Collateral 140
Commercial Banking
balance sheet data 33
financial and business highlights 33
profit before tax 33
Comparative information 208
Compliance with IFRSs 207
Composition of group (changes in) 209
Constant currency 12
Contents 1
Contingent liabilities, contractual commitments and financial guarantee contracts 137, 225
Copies of the Interim Report 2009 245
Corporate governance 244

Credit quality 155
Credit risk 138
credit exposure 138, 140
Customer accounts 47, 63, 71, 78, 86
Customer groups and global businesses 30
Daily distribution of trading revenues 175
Dealings in HSBC Holdings shares 243
Defined terms — Inside front cover
Derivatives
by product contract type 217
hedging instruments 218
trading and credit 217
Directors
biographies 193
interests 234
Dividends 2, 210, 243, 244
Earnings per share 3, 210
Economic briefing
Europe 47
Hong Kong 56
Latin America 87
Middle East 72
North America 78
Rest of Asia-Pacific 63
Economic profit 25
Equity 28, 203
Equity securities available for sale 178
Estimates and assumptions 208
Europe
balance sheet data 48, 52
business performance review 49
customer accounts 47
economic briefing 47
impairment allowances 159
loans and advances (net) 47, 142
profit/(loss) before tax 46, 48, 52
Events after the balance sheet date 231
Fair values
of financial instruments at fair value 18, 114
of financial instruments not at fair value 122
valuation bases 116
Fee income (net) 16
Final results 244
Financial assets
designated at fair value 215
reclassification 97
Financial highlights 2
Financial investments 219
Financial liabilities designated at fair value 222
Foreclosed properties in US 155
Funds under management 29
Future accounting developments 208
Gains less losses from financial investments 19
Geographical regions 46
Global Banking and Markets

HSBC HOLDINGS PLC
Index (continued)

ABSs classified as AFS 99
balance sheet data 38
financial and business highlights 35
profit before tax 35
Goodwill impairment 226
Group Chairman’s Statement 5
Group Chief Executive’s Review 7
Group Managing Directors 197
Hong Kong
balance sheet data 55, 59
business performance review 56
economic briefing 56
impairment allowances 159
loans and advances 55, 142
profit before tax 55, 59
HSBC Finance 171
Impairment
allowances and charges 159
available-for-sale assets 121
by geographical region 159, 162
by industry 161
charges and other credit risk provisions 21
impaired loans 159, 164, 166
Income from financial instruments designated at fair value (net) 18
Income statement (consolidated) 14, 199
Insurance
balance sheet by type of contract 185
claims incurred and movement in liabilities to policyholders (net) 20 net earned premiums 19
liabilities under contracts issued 183
risk management 182
Interest income (net) 15
sensitivity 179
Interest rate repricing gap 178
Interim Management Statement 244
Interim Report 2009 231
Latin America
balance sheet data 87, 91
business performance review 88
customer accounts 86
economic briefing 87
impairment allowances 159
loans and advances 86, 142, 144
profit before tax 86, 87, 91
Legal risk 182
Leveraged finance transactions 112, 137
Liabilities
financial liabilities designated at fair value 222
maturity analysis 223
movement in 27
trading 222
Liquidity and funding 169
contingent liquidity risk 171

Litigation 229
Loans and advances
by country/region 47, 63, 71, 78, 86
by credit quality 155
by industry sector 142
delinquency in the US 153
exposure 138, 140
impaired 159
mortgage lending 148
past due but not impaired 157
personal lending 146, 151
potential problem loans 166
renegotiated to banks/customers 154
to banks/customers 142, 215
unimpaired loans contractually past due 90 days or more 166
wholesale lending 145
within Rest of Asia-Pacific, Middle East and Latin America 144
Loan impairment charges and other credit risk provisions 21
Market risk 173, 189
Market turmoil
accounting policies 102
asset-backed securities 99, 102, 104
business model 101
disclosure policy 96
exposures 96, 102, 133
financial effect 98
impact on liquidity risk 172
impact of market risk 174
special purpose entities 124, 137
structured investment vehicles 124
Middle East
balance sheet data 72, 75
business performance review 73
customer accounts 71
economic briefing 72
impairment allowances 159
loans and advances 71, 142, 144
profit/(loss) before tax 71, 72, 75
Money market funds 130
Monoline insurers 111
Mortgage lending
products 149, HSBC Finance 151
in the UK, (US) 148
Non-trading portfolios 177
North America
balance sheet data 79, 83
business performance review 80
customer accounts 78
economic briefing 78
impairment allowances 159
loans and advances 78, 142
profit/(loss) before tax 78, 79, 83

Notifiable interests in share capital 242
Off-balance sheet arrangements 137
Operating expenses 23
Operating income (other) 20
Operational risk 181, 190
‘Other’ customer group
balance sheet data 41
notes 41
profit/(loss) before tax 41
Pension scheme 179
Personal Financial Services
balance sheet data 33
financial and business highlights 31
profit/(loss) before tax 33
Pillar 2, Pillar 3 190
Post-employment benefits 211
Potential problem loans 166
Principal activities 11
Private Banking
balance sheet data 39
financial and business highlights 39
profit before tax 39
Profit before tax
attributable 211
by country 46, 62, 71, 78, 86
by customer group 30, 31, 33, 35, 39, 41, 43, 46, 55, 62, 78, 86 by geographical region 46, 48, 52, 55, 59, 64, 68, 72, 75, 79, 83, 87, 91, 226
consolidated 199
data 3
underlying/reported reconciliations 12, 13, 32, 34, 37, 40, 42, 49, 51, 56, 58, 65, 67, 73, 74, 80, 82, 88, 90
Ratios
advances to deposits 169
capital 3
cost efficiency 3, 24
credit coverage 3
earnings to combined fixed charges 26
efficiency and revenue mix 3
financial 3
net liquid assets to customer liabilities 170
performance 3
Related parties 29
Reputational risk 182
Rest of Asia-Pacific
balance sheet data 64, 68
business performance review 65
customer accounts 63
economic briefing 63
impairment allowances 159
loans and advances 63, 142, 144
profit before tax 62, 64, 68

Rights issue 2, 227
Risk elements, analysis of 167
Risk elements in the loan portfolio 166
Risk management 138
contingent liquidity 171
credit 138, 189
credit spread 176, 177
foreign exchange 179
gap 177
insurance operations 182
liquidity and funding 169, 172
market 173, 189
operational 181, 190
pension 179
reputational 182
Risks and uncertainties 11
Risk-weighted assets by principal subsidiary 192
Securitisation 189
Segmental analysis 225
Sensitivity
projected net interest income 179
Share capital
notifiable interests 242
Shareholder enquiries 245
Share information 4
Share option plans
directors’ interests 234
discretionary share incentive plans 239
employee share option plans 237
subsidiary company plans 240
Bank of Bermuda plans 241
HSBC Finance plans 241
HSBC France plans 240
Special purpose entities 124, 133, 137
Staff numbers 23
Statement of comprehensive income (consolidated) 200
Stock codes 245
Strategic direction 11
Stress testing 174
Structural foreign exchange exposures 181
Structured investment vehicles and conduits 124
Tax expense 213
Telephone and online share-dealing service 245
Total shareholder return 4
Trading
assets 214
derivatives 217
income (net) 17
liabilities 222
portfolios 175
Troubled debt restructurings 166
Underlying performance 12
Value at risk 173, 174
Wholesale lending 145

This document comprises the Interim Report 2009 to shareholders and information contained herein is being filed on Form 6-K with the US Securities and Exchange Commission (‘SEC’), for HSBC Holdings plc and its subsidiary and associated undertakings.
HSBC HOLDINGS PLC
Incorporated in England with limited liability. Registered in England: number 617987
REGISTERED OFFICE AND GROUP MANAGEMENT OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
© Copyright HSBC Holdings plc 2009
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Group Finance, HSBC Holdings plc, London
Cover designed by Addison Corporate Marketing Limited, London; text pages designed by Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, Hong Kong
Printed by Park Communications Limited, London, on Revive Pure White Offset paper using vegetable oil-based inks. Made in Austria, the paper comprises 100% de-inked post-consumer waste. Pulps used are elemental chlorine-free.
The FSC logo identifies products which contain wood from well-managed forests and recycled fibre certified in accordance with the rules of the Forest Stewardship Council.
Stock number 99024-7

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HSBC Holdings plc
By: /s/ P A Stafford
Name: P A Stafford
Title: Deputy Group Company Secretary
Date: October 9, 2009